As confidentially submitted to the Securities and Exchange Commission on February 6, 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ODYSSEY THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2836	86-3384382
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

51 Sleeper Street

Boston, Massachusetts 02210

(617) 865-9628

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gary D. Glick, Ph.D.

President and Chief Executive Officer

Odyssey Therapeutics, Inc.

51 Sleeper Street

Boston, Massachusetts 02210

(617) 865-9628

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian K. Rosenzweig Alicia Zhang Joseph Gangitano Megan N. Gates Covington & Burling LLP One International Place, Suite 1020 Boston, Massachusetts 02110 (617) 603-8805	Jolie M. Siegel Executive Vice President and General Counsel Odyssey Therapeutics, Inc. 51 Sleeper Street Boston, Massachusetts 02210 (617) 865-9628

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, or FAST Act, we are omitting our audited financial statements for the year ended December 31, 2023 and our unaudited financial statements for the nine months ended September 30, 2025 and 2024. While this financial information is otherwise required by Regulation S-X, we reasonably believe that it will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, Dated      , 2026

Preliminary Prospectus

     Shares

Odyssey Therapeutics, Inc.

Common Stock

This is an initial public offering of shares of common stock of Odyssey Therapeutics, Inc. We are offering    shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $    and $    . We intend to apply to list our common stock on the Nasdaq Capital Market, or Nasdaq, under the trading symbol “ODTX.” We believe that upon the completion of this offering, we will meet the standards for listing on Nasdaq, and the closing of this offering is contingent upon such listing.

We are an “emerging growth company” and a “smaller reporting company,” each as defined under the federal securities laws, and as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

See the section of this prospectus titled “Risk Factors” beginning on page 14 to read about factors you should consider before deciding to invest in shares of our common stock.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Odyssey Therapeutics, Inc.	$	$

(1)	See the section of this prospectus titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to    additional shares of our common stock from us at the initial public offering price, less underwriting discounts and commissions.

The underwriters expect to deliver the shares against payment to purchasers on or about    , 2026.

Prospectus dated     , 2026.

Through and including     , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to, the reliability of, any information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

i

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus, and is qualified in its entirety by the more detailed information included elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections of this prospectus titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus before making an investment decision. Unless the context otherwise requires, the terms “Odyssey,” “we,” “us,” “our” or similar terms refer to Odyssey Therapeutics, Inc. and its wholly owned subsidiaries.

Overview

Odyssey is a clinical-stage biopharmaceutical company led by a team and board of drug hunters seeking to transform the standard of care for patients suffering from autoimmune and inflammatory diseases. We believe our deep understanding of immunobiology, coupled with leading expertise in medicinal and computational chemistry, protein biochemistry, structural biology, genetics, and pharmacology, allows us to identify and drug key signaling nodes that drive disease. We have prioritized targets where we believe the underlying disease biology is understood through genetic, clinical, or translational evidence.

Our most advanced programs include OD-07656, an oral small-molecule scaffolding inhibitor of receptor-interacting protein kinase 2, or RIPK2, and an oral small-molecule inhibitor of solute carrier family 15 member 4, or SLC15A4. OD-07656 is in phase 2a development for the treatment of ulcerative colitis, or UC, one of the two main types of inflammatory bowel disease, or IBD, and OD-0167571, our SLC15A4 inhibitor product candidate, is currently in IND-enabling studies. These programs have the potential to yield treatments for inflammatory diseases that have large, addressable patient populations globally and a lack of effective treatments, including IBD, systemic lupus erythematosus, or SLE, and other disorders characterized either by the chronic overactivation of the type I interferon pathway, referred to as interferonopathies, or by pathogenic autoreactive B cells.

Our Approach to Immunology and Drug Discovery

The human immune system is a complex network of cells, tissues, and organs that can be divided into two primary components: the innate immune system and adaptive immune system. The innate immune system, which forms the body’s first line of defense, is a cellular network with highly selective receptors and activators that responds to pathogenic stimuli, both directly and by producing proinflammatory cytokines that activate the secondary line of defense: the adaptive immune system. The adaptive immune system helps eliminate pathogens and retains a memory of them for a more effective immune response to previously encountered pathogens. While these responses are necessary for normal homeostatic function and host defense, chronic proinflammatory signaling that remains unresolved propagates inflammatory disease and organ damage, as shown below.

Current therapies for inflammatory diseases are largely focused on the downstream adaptive immune response—specifically, the inhibition of cytokines—and have produced meaningful benefits for patients, but share fundamental limitations despite targeting different cytokines. Because cytokines have redundant function, blocking any one downstream cytokine does not prevent others from activating the adaptive immune response. Cytokines have many functions and therefore inhibiting a cytokine relevant in disease also negatively impacts normal homeostasis and is typically associated with immunosuppression. We believe existing therapeutics will continue to be challenging to combine safely into additive or synergistic multidrug regimens and leave disease mechanisms unaddressed. By targeting innate immune responses, our product candidates have the potential, whether as monotherapies or in combination, to address the issue of downstream cytokine redundancy while having less immunosuppressive risk.

Drug discovery and development at Odyssey is run by a team of experts who collectively have decades of experience across biotechnology and pharmaceutical companies. We first seek to identify targets that address patient populations with significant unmet need within immunology. In considering targets, we prefer those where the biology is well characterized and where clinical or translational evidence can be combined with human genetics to inform potential safety and efficacy. Following target selection, we leverage internal capabilities to determine which modality—small molecule or protein therapeutic—is optimal for effectively drugging the core biology we aim to address.

Our Strengths

We believe the success of our efforts will be driven by the following differentiating factors:

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Our deep knowledge of human immune biology. Our portfolio leverages our comprehensive grasp of the immune system to address a broader range of targets or mechanisms than historically undertaken by biopharmaceutical companies.

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Our expertise in small molecules and protein therapeutics allows us to tackle a broad range of therapeutic targets. We have deep organizational expertise in medicinal and protein chemistry along with structural biology and biophysics, and we have efficiently invested to enable discovery and development across both modalities.

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Highly productive and efficient research and development capabilities. Since our founding in 2021, we have internally discovered and developed a broad portfolio of product candidates and commenced a phase 2a clinical trial for OD-07656 that we expect to complete in     . Our regulatory strategy is globally focused and utilizes CTA submissions prior to investigational new drug applications, or IND, filings to accelerate development timelines through a streamlined submission process.

•

Our management team and board of directors have a long track record of therapeutic development and company building. Our management team and board of directors have played critical roles in the discovery, development and acquisition of multiple blockbuster therapies and in founding and building biopharmaceutical companies.

Small Molecules

Small molecules are preferred to address intracellular targets or provide an oral option where that administration route will be important for prescribers and patients. We have internal expertise to pursue a number of small molecule mechanisms, including traditional inhibitors, protein-protein inhibitors, molecular glues, and protein degraders. To support our discovery and development, we have invested in a suite of tools and capabilities, including our AI/ML platform.

Our AI/ML platform is designed to support small molecule drug discovery from program initiation through identification of a development candidate in silico. Specifically, our platform can help to elucidate cryptic pockets through novel techniques pioneered by our employees, can use virtual screening and generative chemistry to identify and optimize hits, and can be used alongside traditional medicinal chemistry efforts to efficiently progress our programs.

Protein Therapeutics

We believe that protein therapeutics are ideal for extracellular targets, particularly where multiple targets or receptors must be engaged for desired pharmacology. Within the protein therapeutic class, there are numerous formats that have been used in approved drugs, including monoclonal antibodies or their fragments, or Fab, bispecific antibodies, fusion proteins, and VHH-based single-domain antibodies and derivatives thereof, which we collectively refer to as VHH or V-bodies. We believe VHH provide a superior platform for the development of next-generation protein therapeutics compared to conventional antibodies and fusion proteins because of their lower molecular weight, modularity, ease of engineering and manufacturing, and developability characteristics. Like our small molecule research, we employ AI and ML models in developing our protein therapeutics. These models enable us to identify favorable combinations of VHH and help guide optimization of affinity, stability, and developability.

Our Pipeline

Our wholly owned and publicly disclosed drug development pipeline is shown below.

RIPK2

OD-07656, our oral small-molecule RIPK2 scaffolding inhibitor product candidate, is in phase 2a development for the treatment of UC, which is one of the two main types of IBD. IBD is an autoimmune disease that degrades, damages and can perforate the gastrointestinal, or GI, tract and afflicts two-to-three million people in the United States. Despite there being more than ten approved therapies spanning multiple mechanisms of action, placebo-adjusted remission rates for IBD do not exceed approximately 25% (a so called “therapeutic ceiling”). Moreover, a majority of patients who initially respond to treatment with existing approved therapies are likely to lose response within five years.

RIPK2 is a critical signaling protein of the innate immune system that responds to bacterial byproducts from the gastrointestinal, or GI, tract and has been implicated both as an initiator of IBD and may be a mechanism of resistance to standard-of-care therapies, including tumor necrosis factor, or TNF, and integrin-blocking therapies. Based on the observations of increased activation of RIPK2 in IBD patients, the linkage of RIPK2-associated gene expression with disease severity and the reduction of disease following RIPK2 knockout or inhibition in preclinical models, we believe that blocking RIPK2 has the potential to address the core pathology of IBD. RIPK2 inhibition blocks the production of multiple cytokines in response to bacterial byproducts, many of which are validated therapeutic targets for IBD treatment, including TNF, TNF-like cytokine 1A, or TL1A, and interleukin 23, or IL-23. By blocking these cytokines, the adaptive immune response is reduced. In addition, by blocking RIPK2, we believe we can also prevent direct damage to the gut epithelial lining by the activation of innate immune cells. Leveraging our platform capabilities, our development candidate OD-07656 was discovered and completed in under 24 months. We believe that OD-07656, as either monotherapy or in combination with existing therapies, has the potential to break the current therapeutic ceiling in IBD.

In the fourth quarter of 2024, we completed a phase 1 trial of OD-07656 in healthy adult participants in Australia that demonstrated that OD-07656 was well tolerated and provided continuous target coverage. In May 2025, we initiated dosing in an open-label phase 2a trial assessing OD-07656 as monotherapy at two dose levels in UC patients and we currently expect to release topline induction results from both dose levels in      . As of the date of this prospectus, we have completed dosing of eight patients in part 1 of the phase 2a clinical trial and observed patient benefit across multiple disease-relevant endpoints. In addition, no treatment-emergent adverse events were reported through 12 weeks of treatment within this patient cohort. We expect to commence a second phase 2a trial assessing OD-07656 in combination with the standard-of-care integrin-blocking therapy, vedolizumab, in    , with topline combination induction results expected to be released in     . In addition, we expect to initiate a phase 2b trial assessing OD-07656 as a monotherapy in a larger number of participants in     , with topline monotherapy induction results expected in    . We anticipate conducting our future trials at sites both in the United States and across the rest of the world pending approval and clearance to proceed by the applicable regulatory authorities.

SLC15A4

OD-0167571, our oral small-molecule SLC15A4 inhibitor product candidate, is currently in IND-enabling studies. SLC15A4 is a critical signaling protein in the immune response triggered by TLR7/8/9 activation from nucleic acids, such as RNA or DNA, and nucleic acid-containing complexes. This pathway leads to the production of type I interferons, proinflammatory cytokines and chemokines, and activates pathogenic B cell proliferation. We believe that inhibition of SLC15A4 has the potential to be more effective than TLR7/8 inhibitors, which leave TLR9 unaddressed, or interferon-blocking drugs, which fail to reduce other proinflammatory cytokines or chemokines. Hence, we intend to develop our SLC15A4 inhibitor for the treatment of interferonopathies, including systemic lupus erythematosus, or SLE, and cutaneous lupus erythematosus, or CLE, and other B cell-mediated autoimmune diseases.

Using our artificial intelligence/machine learning, or AI/ML platform, we identified novel, high-quality starting points for this program in October of 2024 and rapidly advanced development; we initiated IND-enabling studies for our development candidate, OD-0167571, 14 months later in December 2025. Pending an acceptable profile in these IND-enabling studies, we expect to file a clinical trial application, or CTA, for this program outside of the United States in     and then would expect to initiate a phase 1/2a trial with healthy participants and patients with CLE. We expect that the healthy participant portion of this trial will consist of a single ascending dose, or SAD, component and a multiple ascending dose, or MAD, component to assess safety, pharmacokinetics, or PK, and pharmacodynamics, or PD. We expect the phase 2a portion of this trial to enroll patients with CLE for assessment of 12-week safety and efficacy. We expect to announce results from the healthy participant portion of this trial in     .

Our Strategy

Our goal is to continue building a differentiated, global biopharmaceutical company by discovering, developing, and commercializing transformative medicines for underserved patient populations. We aim to be an industry leader in immunology and are advancing a diversified portfolio of programs with the intention of efficiently delivering safe and effective medicines to patients.

The key elements of our strategy include:

•	Advance our RIPK2 scaffolding inhibitor, OD-07656, to deliver a potentially transformative therapy for patients suffering from IBD.

•	Advance our SLC15A4 inhibitor, OD-0167571, into clinical development and assess its potential benefit across a range of autoimmune and inflammatory diseases.

•	Invest in our early-stage pipeline to potentially enable a new clinical entry every 12-18 months.

•	Execute on our existing, and pursue additional, collaborations.

•	Build our development capabilities to support advancement of candidates into late-stage development.

Our Team and Company History

We are led by Gary D. Glick, Ph.D., our founder, President and Chief Executive Officer, and Jeffrey M. Leiden, M.D., Ph.D., the Chair of our board of directors and the former President, Chief Executive Officer, and Chairman of the board and current Executive Chairman of Vertex Pharmaceuticals Incorporated, or Vertex. Prior to founding our company in 2021, Dr. Glick was the founder and Chief Executive Officer of Scorpion Therapeutics, Inc., or Scorpion, where he led the initiation and early discovery of several programs, including STX-478, a mutant-selective PI3K inhibitor. In early 2025, it was announced that Eli Lilly and Company had entered into a definitive agreement to acquire Scorpion for up to $2.5 billion in cash. Before Scorpion, Dr. Glick was the founder and Chief Executive Officer of IFM Therapeutics, Inc., or IFM, a company that was the first to target the NLRP3 inflammasome and stimulator of interferon genes, or STING. At IFM, Dr. Glick completed three sales of drug development programs, generating proceeds to date of $750 million. Subject to the achievement of various milestones, proceeds from such sales could reach more than $4.7 billion. Earlier in his career, as Chief Scientific Officer of Lycera Corporation, Dr. Glick successfully completed more than $600 million of program partnering transactions. Drs. Glick and Leiden lead our team of experienced drug hunters and developers with deep experience in identifying, developing, and commercializing medicines across indications and drug types. In addition to Drs. Glick and Leiden, other members of our board of directors possess a diverse set of skills related to the discovery, development, acquisition, and commercialization of transformative medicines and have experience in leading, founding, or building biopharmaceutical companies that include Abbott Laboratories, Horizon Therapeutics plc, and Vertex. Since our inception in 2021, we have raised an aggregate of approximately $725.8 million from over 30 investors.

Corporate Information

We were incorporated in Delaware in April 2021. Our principal executive offices are located at 51 Sleeper Street, Boston, Massachusetts 02210, and our telephone number is (617) 865-9628. Our website address is https://odysseytx.com/. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider any information on, or accessible through, our website as part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Risk Factor Summary

Investing in our common stock involves significant risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations and prospects that you should consider before making a decision to invest in our common stock. These risks are discussed more fully under the section of this prospectus titled “Risk Factors.” You should carefully consider all the information in this prospectus, including under “Risk Factors,” before making an investment decision. These risks include, but are not limited to, the following:

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We are a clinical-stage biotechnology company with a limited operating history and a history of incurring substantial net losses, have no products approved for commercial sale, have never generated revenue from product sales and may never be profitable.

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Even if this offering is successful, we will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce or eliminate one or more of our research and drug development programs or future commercialization efforts.

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Our business depends entirely on the success of our product candidates and development programs, including OD-07656 and OD-0167571, and we cannot guarantee that any or all of our current or future product candidates will successfully complete clinical development, receive regulatory approval or be successfully commercialized. If we are unable to develop, receive regulatory approval for and ultimately successfully commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

•	Our future success depends on our ability to retain our key leaders and to attract, retain and motivate qualified personnel.

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Our two most advanced product candidates are currently in a phase 2a clinical trial and IND-enabling studies, respectively. We have never successfully completed any large-scale or pivotal clinical trials with our product candidates, and we may be unable to do so for any product candidates we develop.

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Preclinical and clinical development involves a lengthy and expensive process, with an uncertain outcome. We or our collaborators may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our current product candidates or any future product candidates.

•	We face substantial competition, which may result in others discovering, developing or commercializing drugs before or more successfully than we do.

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If we are unable to obtain and maintain sufficient intellectual property protection for our product candidates and any future product candidates we may develop, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors or other third parties could develop and commercialize products similar or identical to ours, and our ability to successfully develop and commercialize our product candidates may be adversely affected.

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We have relied and expect to continue to rely on third parties to conduct our preclinical studies and clinical trials. If those third parties do not perform as contractually required, fail to satisfy legal or regulatory requirements, miss expected deadlines or terminate the relationship, our development programs could be delayed, more costly or unsuccessful, and we may never be able to seek or obtain regulatory approval for or commercialize our product candidates.

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We rely on third-party manufacturers and suppliers to supply our product candidates. The loss of our third-party manufacturers or suppliers, or their failure to comply with applicable regulatory requirements or to supply sufficient quantities at acceptable quality levels or prices, within acceptable timeframes, or at all, would materially and adversely affect our business, financial condition, results of operations and prospects.

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We recently remediated a material weakness in our internal control over financial reporting. If we experience additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting or disclosure control in the future, we may be unable to produce accurate and timely financial statements or detect acts of fraud, which may adversely affect investor confidence in us, and, as a result, the value of our common stock, or result in delisting, sanctions or other penalties that could harm our business.

•	An active and liquid trading market for our common stock may not develop and you may not be able to resell your shares of common stock at or above the initial public offering price, if at all.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including relief from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, less extensive disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation, and exemptions from stockholder approval of any golden parachute payments not previously approved. We are also permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus. We may also elect to take advantage of other reduced reporting requirements in future filings. As a result, our stockholders may not have access to certain information that they may deem important and the information that we provide to our stockholders may be different than, and not comparable to, information presented by other public reporting companies. We could remain an emerging growth company until the earlier of (i) the last day of the year following the fifth anniversary of the completion of this offering, (ii) the last day of the year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock and non-voting common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

In addition, the JOBS Act also provides that an emerging growth company may take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. An emerging growth company may therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, as a result, will not be subject to the same implementation timing for new or revised accounting standards as are required of other public companies that are not emerging growth companies, which may make comparison of our financial information to those of other public companies more difficult. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company after this offering if either (i) the market value of our common stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Trademarks and Service Marks

This prospectus contains references to our trademarks and service marks. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. This prospectus also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

THE OFFERING

Common stock offered by us	shares.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares of common stock offered in this offering	We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares from us.

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares is exercised in full) based upon the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering to (i) advance the clinical development of OD-07656, our most advanced product candidate, in two clinical trials for ulcerative colitis: as monotherapy and in combination, (ii) advance our SLC15A4 program through IND-enabling activities and into clinical development and (iii) fund additional discovery, preclinical and clinical activities for disclosed or future programs, enabling capabilities and for general corporate purposes, working capital and other capital expenditures. See the section of this prospectus titled “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	You should read the section of this prospectus titled “Risk Factors” and the other information included elsewhere in this prospectus for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our common stock.

Dividend policy	We do not anticipate paying cash dividends.

Proposed Nasdaq trading symbol	“ODTX”

The number of shares of our common stock to be outstanding after this offering is based on      shares of our common stock outstanding as of December 31, 2025, including      shares of unvested restricted common stock, after giving effect to (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of      shares of common stock immediately prior to the closing of this offering, (ii) the automatic exercise of outstanding warrants issued in connection with our Series D Preferred Stock Financing, or the Common Stock Warrants, on a net exercise basis, into an aggregate of     shares of our common stock immediately prior to the closing of this offering and (iii) the automatic conversion of all outstanding shares of our non-voting common stock into an aggregate of      shares of our common stock upon the closing of this offering, and excludes:

•

     shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2025 under our 2021 Equity Incentive Plan, as amended to date, or the 2021 Plan, at a weighted average exercise price of $    per share;

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     shares of our common stock reserved for future issuance under our 2026 Long-Term Incentive Plan, or the 2026 Plan, which will become effective on the date immediately preceding the date on which our common stock is listed (or approved for listing) on Nasdaq, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2026 Plan and any shares underlying outstanding stock awards granted under the 2021 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section of this prospectus titled “Executive Compensation—Equity Benefit Plans”;

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     shares of common stock reserved for future issuance under our 2026 Employee Stock Purchase Plan, or the ESPP, which will become effective on the date immediately preceding the date on which our common stock is listed (or approved for listing) on Nasdaq, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP, as more fully described in the section of this prospectus titled “Executive Compensation—Equity Benefit Plans”; and

•

     shares of our common stock issuable upon the exercise of an outstanding warrant to purchase Series A-2 convertible preferred stock held by Pacific Western Bank, or the PWB Warrant, at an exercise price of $    per share (after giving effect to the conversion of our convertible preferred stock into common stock).

Unless otherwise indicated, this prospectus assumes or gives effect to the following:

•

the filing and effectiveness of our ninth amended and restated certificate of incorporation, or our Certificate of Incorporation, to be effective immediately prior to the closing of this offering, and the adoption of our amended and restated bylaws, or our Bylaws, to be effective immediately prior to the closing of this offering;

•	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of shares of our common stock immediately prior to the closing of this offering;

•	the automatic exercise of the Common Stock Warrants, on a net exercise basis, into an aggregate of shares of our common stock immediately prior to the closing of this offering;

•	the automatic conversion of all outstanding shares of our non-voting common stock into an aggregate of shares of our common stock upon the closing of this offering;

•	no exercise of the outstanding options or other securities described above after December 31, 2025;

•	a 1-for- reverse stock split of our voting common stock effected on and the resulting adjustments to the respective conversion ratios for our non-voting common stock and convertible preferred stock;

•	an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary historical consolidated financial data as of and for the period ended on the date indicated. We have derived the summary consolidated statements of operations and comprehensive loss data for the year ended December 31, 2024 from our audited consolidated financial statements appearing elsewhere in this prospectus. You should read these data together with our financial statements and related notes included elsewhere in this prospectus and the section of the prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary consolidated financial data included in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by our consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of our future results.

	Year Ended December 31, 2025	Year Ended December 31, 2024
Consolidated Statements of Operations and Comprehensive Loss Data:
Collaboration revenue	$	$4,472
Operating expenses:
Research and development		112,579
General and administrative		27,116
Change in fair value of contingent consideration		1,798

Total operating expenses		141,493

Operating loss		(137,021)

Other income (expense), net
Interest income		8,489
Interest expense		(18)
Other income (expense), net		(302)

Total other income, net		8,169

Loss before income taxes	$	$(128,852)

Income tax provision		469

Net loss	$	$(129,321)

Other comprehensive income (loss):
Foreign currency translation adjustment		(515)
Unrealized gain on marketable securities, net		32

Total other comprehensive income (loss)		(483)

Comprehensive loss	$	$(129,804)

Net loss attributable to common stockholders:	$	$(130,401)

Net loss per share attributable to common stockholders, basic and diluted(1)	$	$(16.63)

Weighted-average common shares outstanding, basic and diluted		7,841,528

Pro forma net loss per share, basic and diluted (unaudited)(2)	$

Pro forma weighted-average shares of common stock outstanding basic and diluted (unaudited)(2)

(1)

See Note 2 and Note 17 to our audited financial statements included elsewhere in this prospectus for an explanation of the method used to calculate historical net loss attributable to common stockholders per share, basic and diluted, and the weighted-average number of shares of common stock used in the computation of the per share amounts.

(2)

Unaudited pro forma net loss per share, basic and diluted, attributable to common stockholders, is calculated giving effect to the conversion of all outstanding shares of our convertible preferred stock and warrants into shares of our common stock. Unaudited pro forma net loss per share attributable to common stockholders does not include the shares expected to be sold and related proceeds to be received in this offering. Unaudited pro forma net loss per share attributable to common stockholders for the years ended December 31, 2024 and December 31, 2025 was calculated using the weighted average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of our convertible preferred stock and warrants into shares of our common stock, as if such conversion had occurred at the beginning of the respective period.

As of December 31, 2025
(in thousands)	Actual	Pro Forma(1)(3)	Pro Forma As Adjusted(2)(3)
(unaudited)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$	$	$
Working capital(4)
Total assets
Convertible preferred stock
Accumulated deficit
Total stockholders’ (deficit) equity

(1)

Pro forma amounts give effect to the conversion of all outstanding shares of our convertible preferred stock into an aggregate of      shares of our common stock and the related reclassification of the carrying value of the convertible preferred stock to permanent equity immediately prior to the closing of this offering.

(2)

Pro forma as adjusted amounts give effect to (i) the pro forma adjustments set forth in footnote (1) above, and (ii) the issuance and sale of shares of our common stock in this offering at the initial public offering price of $  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price of $  per share would increase or decrease, as applicable, the pro forma as adjusted amount of each of our cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ (deficit) equity by approximately $    , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price of $  per share would increase or decrease, as applicable, the pro forma as adjusted amounts of each of our cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ (deficit) equity by approximately $  , after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

The pro forma and pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

(4)

We define working capital as current assets less current liabilities. See our financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

An investment in our common stock involves a high degree of risk. In deciding whether to invest, you should carefully consider and read the following risk factors, as well as the financial and other information contained in this prospectus, including in the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in our consolidated financial statements and related notes included elsewhere in this prospectus. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations or prospects and cause the value of our stock to decline, which could cause you to lose all or part of your investment. Additional risks and uncertainties of which we are unaware, or that we currently deem immaterial, also may become important factors that affect us.

Risks Related to Our Business, Limited Operating History and Financial Position

We are a clinical-stage biotechnology company with a limited operating history and a history of incurring substantial net losses, have no products approved for commercial sale, have never generated revenue from product sales and may never be profitable.

We are a clinical-stage biotechnology company with a limited operating history. We were formed in April 2021 and have devoted substantially all of our resources since that time to research and development activities for our product candidates, including OD-07656 and OD-0167571, and our other development programs, recruiting management and technical staff, raising capital, producing materials for preclinical studies and clinical trials, developing and establishing our intellectual property portfolio, developing our research and development tools and technologies, entering into collaboration agreements, acquiring companies or assets to further our development programs and building infrastructure to support such activities. Our most advanced product candidate, OD-07656, is in an ongoing phase 2a trial with other trials planned to commence in     , and all of our other product candidates remain in preclinical development.

We continue to incur significant research and development and other expenses related to our ongoing operations. The success of our business depends primarily upon our ability to identify, develop and commercialize our product candidates.

We do not have any products approved for sale and have not generated any revenue from product sales or royalties to date. We do not know whether we will be able to develop any product candidates that succeed through preclinical and clinical development or products of commercial value. All of our historical revenue was generated from certain collaboration agreements we had entered into. We do not expect to generate product revenues unless and until we obtain marketing approval for a product candidate. Consequently, it may be more difficult to evaluate our business and predictions about our future success and viability may not be as accurate as they could be if we had a longer operating history. Investing in biotechnology product development is highly speculative because of the significant risk that, despite significant investment, any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable.

We have incurred net losses since our inception through December 31, 2025. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital. For the years ended December 31, 2025 and 2024, we reported a net loss of $     and $129.3 million, respectively. As of December 31, 2025, we had an accumulated deficit of $    . We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue research and development efforts for our product candidates, advance our product candidates through preclinical studies and clinical trials and seek regulatory approvals for our product candidates.

We anticipate that our expenses will increase substantially as we:

•	continue to progress the development of our product candidates, including our two most advanced programs: OD-07656 and OD-0167571;

•

invest in our target selection programs and develop any additional product candidates, including the cost of acquiring any necessary rights from third parties to develop those product candidates or entering into partnering relationships to further the development of any such product candidates;

•	establish and expand the manufacturing of preclinical and clinical supply of our current and future product candidates;

•	seek regulatory approvals for any of our current product candidates or any future product candidates;

•	establish a sales, marketing, manufacturing and distribution infrastructure to commercialize any product candidates for which we may obtain marketing approval, if any;

•	attract, hire and retain qualified clinical, scientific, operations and management personnel;

•	add and maintain operational, financial and information management systems;

•	protect, maintain, enforce and expand our rights in our intellectual property portfolio or acquire or in-license intellectual property and technologies from third parties;

•

experience any delays in our preclinical studies or clinical trials and regulatory approval for our product candidates, including as a result of macroeconomic conditions, geopolitical conflicts or other factors; and

•	incur additional legal, accounting or other expenses in operating our business, including the costs associated with operating as a public company following the completion of this offering.

To become and remain profitable, we must develop and, either directly or through collaborators, eventually commercialize products with significant market potential. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials, obtaining marketing approval for product candidates, manufacturing, marketing and selling products if we obtain marketing approval, obtaining market acceptance for such products and satisfying any post-marketing requirements. We may not succeed in any or all of these activities and, even if we do, we may not generate revenue that is significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease our value and the price of our common stock, and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our common stock also could cause you to lose all or part of your investment.

Even if we succeed in commercializing one or more of our product candidates, we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. We also may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business, financial condition, results of operations and prospects. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ deficit and working capital.

Even if this offering is successful, we will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce or eliminate one or more of our research and drug development programs or future commercialization efforts.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a time-consuming, expensive and uncertain process that takes years to complete. Our operations have consumed substantial amounts of cash since our inception. We expect to continue spending substantial amounts of cash to advance our current and future preclinical and clinical development programs and seek regulatory approval for our product candidates.

As of December 31, 2025, we had $     in cash, cash equivalents and marketable securities. We expect that the net proceeds from this offering, together with our existing cash, cash equivalents and short-term marketable securities will be sufficient to fund our operations into      . We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. Additionally, because the design and outcome of our planned and anticipated preclinical studies and clinical trials are highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of any product candidate.

Our future capital requirements will depend on, and could increase significantly as a result of, many factors, including:

•

the scope, progress, results and costs of drug discovery, preclinical development, laboratory testing and planned clinical trials for our current or future product candidates, including additional expenses attributable to adjusting our development plans;

•	the scope, prioritization and number of our research and development programs and clinical trials required for regulatory approval of our current or future product candidates;

•	the costs, timing and outcome of regulatory review of our current or future product candidates;

•

our ability to establish or maintain collaboration or license agreements and the achievement of milestones or occurrence of other developments that trigger payments under any existing or additional collaboration or license agreements;

•

the costs associated with acquiring or licensing additional product candidates, technologies or assets, including the timing and amount of any milestones, royalties or other payments due in connection with acquisitions and licenses;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the cost of continuing to invest in our suite of tools and drug discovery efforts to identify novel targets and drugs;

•	the potential increase in the number of our employees or expansion of our physical facilities to support preclinical studies and clinical trials;

•	the costs associated with being a public company;

•

the cost of securing manufacturing arrangements for clinical and commercial production and establishing or contracting for sales and marketing capabilities, if we obtain regulatory clearances to market our current or future product candidates, including the cost of any third-party products used as combination agents in our clinical trials;

•	the effect of competing technological and market developments;

•	the costs and timing of future commercialization activities, including marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the amount of revenue, if any, received from commercial sales of our product candidates, should any of our product candidates receive marketing approval;

•	our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;

•	patients’ willingness to pay out-of-pocket for any approved products in the absence of coverage or adequate reimbursement from third-party payors; and

•	the impact of inflation, as well as other factors, including economic uncertainty and geopolitical tensions, which may exacerbate the magnitude of the factors discussed above.

Until such time as we can generate significant revenue from sales of our product candidates, if ever, we will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed or on acceptable terms would have a negative impact on our financial condition and our ability to pursue our business strategy. As a result, we may have to delay, reduce the scope of, suspend or eliminate one or more of our research-stage programs, clinical trials or future commercialization efforts.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or current or future product candidates.

Even if we believe that we will have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if there are specific strategic considerations for doing so. To the extent that we raise such additional capital through the sale of equity or convertible debt securities, our stockholders’ ownership interest will be diluted and the terms of such securities may include liquidation or other preferences that adversely affect the rights of our existing stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring and distributing dividends, and may be secured by all or a portion of our assets.

If we raise funds by entering into collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish additional valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us, any of which may harm our business, financial condition, results of operations and prospects.

Further, if banks and financial institutions with whom we hold accounts enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash may be threatened and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business depends entirely on the success of our product candidates and development programs, including OD-07656 and OD-0167571, and we cannot guarantee that any or all of our current or future product candidates will successfully complete clinical development, receive regulatory approval or be successfully commercialized. If we are unable to develop, receive regulatory approval for and ultimately successfully commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

We currently have no products approved for commercial sale or for which regulatory approval to market has been sought. We have invested the majority of our efforts and financial resources in the development of our product candidates and development programs, each of which is still in preclinical or clinical development, and expect that we will continue to invest heavily in the development of these product candidates, as well as in any future product candidates we may develop. Our business and our ability to generate revenue are substantially dependent on our ability to develop, obtain regulatory approval for and then successfully commercialize our product candidates, which may never occur.

Our product candidates and development programs will require substantial additional preclinical and clinical development time, regulatory approval, commercial manufacturing arrangements, the establishment of a commercial organization, significant marketing efforts and further investment before we can generate any revenue from product sales. We cannot assure you that we will meet our timelines for our current or future clinical trials, which may be delayed or not completed for a number of reasons. Our product candidates are susceptible to the risks of failure inherent at any stage of product development, including the appearance of unexpected adverse events or failure to achieve primary endpoints in clinical trials.

Even if our product candidates are successful in clinical trials, we will not be permitted to market or promote any of our product candidates until we receive regulatory approval from the U.S. Food and Drug Administration, or the FDA, or comparable foreign regulatory authorities, and we may never receive regulatory approval to allow us to successfully commercialize any product candidates. If we do not receive FDA or comparable foreign regulatory approval with the necessary conditions to allow commercialization, we will not be able to generate revenue from those product candidates in the United States or elsewhere in the foreseeable future, or at all. Any significant delays in obtaining approval for and commercializing our product candidates could adversely affect our business, financial condition, results of operations and prospects.

The FDA or comparable foreign regulatory authorities may also consider their approvals of competing products concurrently with their review of our investigational new drug applications, or INDs, clinical trial applications, or CTAs, or other submissions. That review may lead to changes in the review requirements that had been previously communicated to us and our interpretation thereof, including changes to requirements for clinical data or clinical trial design. Such changes could delay approval or necessitate the withdrawal of our INDs, CTAs or other submissions.

If our product candidates are approved for marketing by applicable regulatory authorities, our ability to generate revenue from any approved products will depend on our ability to:

•	receive regulatory approval for the targeted patient populations and claims that are necessary or desirable for successful marketing;

•

manufacture products through contract manufacturing organizations, or CMOs, in sufficient quantities and at acceptable quality and manufacturing cost to meet commercial demand at launch and thereafter;

•	price our products competitively such that third-party and government reimbursement supports broad product adoption;

•	demonstrate the superiority of our products compared to the standard of care, as well as other therapies in development;

•	create market demand for our products through our own marketing and sales activities, and any other arrangements to promote these products that we may otherwise establish;

•	establish and maintain agreements with wholesalers, distributors, pharmacies and group purchasing organizations on commercially reasonable terms;

•	obtain, maintain, protect and enforce patent and other intellectual property rights and regulatory exclusivity for our products;

•

maintain compliance with applicable laws, regulations and guidance specific to commercialization, including interactions with healthcare professionals, patient advocacy groups and communication of healthcare economic information to payors and formularies;

•	achieve market acceptance of our products by patients, the medical community and third-party payors;

•

maintain a distribution and logistics network capable of product storage within our specifications and regulatory guidelines, and further capable of timely product delivery to commercial clinical sites; and

•	ensure that our product will be used as directed and that additional unexpected safety risks will not arise.

Our management has concluded that there is substantial doubt as to our ability to continue as a going concern. If we cannot continue as a going concern, our stockholders may lose some or all of their investment.

Our audited consolidated financial statements included elsewhere in this prospectus were prepared assuming that we will continue as a going concern. The going concern basis of presentation assumes that we will continue in operation for the foreseeable future and will be able to realize our assets and satisfy our liabilities in the normal course of business and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from our inability to continue as a going concern. As reflected in the audited consolidated financial statements, we have incurred significant operating losses in the past, and we expect to continue to incur significant operating losses and negative cash flows for the foreseeable future. To date, we have relied primarily on preferred stock financings to fund our operations. For the years ended December 31, 2025 and 2024, we reported a net loss of $     and $129.3 million, respectively. As of December 31, 2025, we had an accumulated deficit of $    . Our management concluded that, based on our expected operating losses and negative cash flows, there is substantial doubt about our ability to continue as a going concern for the 12 months after the date our audited consolidated financial statements were issued. After this offering, we expect to continue raising additional financing and may not achieve the funding we require such that substantial doubt about our ability to continue as a going concern continues. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all. If we cannot continue as a going concern, our stockholders may lose some or all of their investment in us.

Our business entails a significant risk of product liability and an inability to obtain sufficient insurance coverage for those or other claims could adversely affect our business, financial condition, results of operations and prospects.

As we conduct preclinical studies and clinical trials of our current or future product candidates, we are exposed to significant product liability risks inherent in the development, testing, manufacturing and marketing of new treatments. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing products, such claims could result in an investigation by the FDA or comparable foreign regulatory authorities focused on the safety and efficacy of our current or future product candidates, our manufacturing processes and facilities or our marketing programs. Such an investigation may potentially result in a recall of our products or a more serious enforcement action, limitations on the approved indications for which the product may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, product liability claims may also result in decreased demand for our product candidates, termination of clinical trial sites or entire trial programs, withdrawal of clinical trial participants, injury to our reputation and significant negative media attention, significant costs to defend the related litigation, a diversion of management’s time and our resources from our business operations, substantial monetary awards to trial participants or patients, loss of revenue, the inability to commercialize products that we may develop and a decline in our stock price. We may need to obtain higher levels of product liability insurance for later stages of clinical development or marketing any of our product candidates. Any insurance we may obtain to cover product liability or other claims may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability or other claims that could adversely affect our business, financial condition, results of operations and prospects.

Our future success depends on our ability to retain our key leaders and to attract, retain and motivate qualified personnel.

We are highly dependent upon Gary D. Glick, Ph.D., our founder, President and Chief Executive Officer, and Jeffrey M. Leiden, M.D., Ph.D., the Chair of our board of directors, and losing the services of either of these individuals could delay or prevent the successful development of our product candidates, the initiation or completion of our preclinical studies and clinical trials or the commercialization of our product candidates. Dr. Glick’s employment agreement with us is terminable by him at will and, therefore, we may not be able to retain his services as expected. Dr. Leiden serves as a director and must be re-elected by our stockholders to continue serving on our board of directors. He may also resign from service as a director at any time. In addition, because we do not currently maintain “key person” life insurance on the lives of our executives or any of our employees, we may not have adequate compensation for the loss of the services of these individuals.

Our success also depends in part on our continued ability to attract, retain and motivate highly qualified management and clinical and scientific personnel. We may not be successful in continuing to attract or retain qualified management and scientific and clinical personnel in the future due to the intense competition for qualified personnel among biopharmaceutical, biotechnology and other businesses and academic institutions, particularly in the greater Boston area. If we are not able to attract, integrate, retain and motivate necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of such objectives, our ability to raise additional capital and our ability to implement our business strategy.

We will need to grow our organization, and we may experience difficulties in managing our growth and expanding our operations, which could adversely affect our business, financial condition, results of operations and prospects.

As of December 31, 2025, we had 96 full-time employees. As our development and commercialization plans and strategies progress, and as we transition into operating as a public company, we expect to expand our employee base for managerial, operational, financial and other resources. In addition, as our product candidates enter and advance through preclinical studies and clinical trials, we will need to expand our development and regulatory capabilities and contract with other organizations to provide manufacturing and other capabilities for us. In the future, we expect to have to manage additional relationships with collaborators or partners, suppliers and other organizations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. Our inability to successfully manage our growth and expand our operations could adversely affect our business, financial condition, results of operations and prospects.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could adversely affect our business, financial condition, results of operations and prospects.

We are exposed to the risk of fraud or other misconduct by our employees, contractors and partners. Misconduct by these parties could include failures to comply with FDA regulations or comparable foreign regulations, to provide accurate information to the FDA or comparable foreign regulatory authorities, to comply with federal, state or foreign healthcare fraud and abuse laws and regulations, to report financial information or data timely, completely or accurately, to disclose unauthorized activities to us or to comply with comparable foreign requirements. It is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid or comparable foreign equivalents, integrity oversight and reporting obligations and the curtailment or restructuring of our operations.

In the normal course of business, we periodically enter into commercial, service, collaboration, licensing, consulting and other agreements that contain indemnification provisions. With respect to our commercial agreements, we sometimes indemnify our vendors from any third-party product liability claims that could result from the production, use or consumption of the product, as well as for alleged infringements of any patent or other intellectual property right by a third party.

If our obligations under an indemnification provision exceed or do not qualify for applicable insurance coverage or if we were denied insurance coverage, our business, financial condition, results of operations and prospects could be adversely affected. Similarly, if we are relying on a collaborator to indemnify us and the collaborator is denied insurance coverage or the indemnification obligation exceeds the applicable insurance coverage, and if the collaborator does not have other assets available to indemnify us, our business, financial condition, results of operations and prospects could be adversely affected.

We may be required to make contingent or deferred payments to collaborators or in connection with acquisitions and in-licenses of technology. Such payments may have an adverse impact on our business, financial condition, results of operations and prospects.

We have entered into, and may in the future enter into, collaborations, acquisitions and in-licensing arrangements that contemplate contingent or deferred payments. In the event we are deemed to have achieved certain milestones in connection with such contingent or deferred payments, we may be required to pay such amounts in full or in part. For example, if certain contingencies are satisfied, we may be required to make a payment of up to $30.0 million to the former shareholders of Rahko Limited, or Rahko, a company we acquired in 2021. Additionally, upon the achievement of certain development, commercial, regulatory and sales milestones for each of our NLRP1 and MDA5 programs, we may be required to pay up to $30.0 million in contingent payments once for each such program to the former members of IFM Discovery, LLC, or IFM, a company we acquired in 2022. See the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments” for additional information regarding our deferred consideration obligations. Contingent or deferred payments may have an adverse impact on our business, financial condition, results of operations and prospects.

We may become subject to litigation, which could result in substantial costs and divert management’s attention and resources from our business.

From time to time, we may become involved in litigation or other legal proceedings relating to claims arising from the ordinary course of business or otherwise, including claims related to employment matters, security of patient and employee personal data, product liability, intellectual property rights and contractual relations with current or past collaborators or licensors. For example, we and the former shareholders of Rahko may disagree about whether this offering satisfies the contractual prerequisites that would require us to make a substantial contingent consideration payment to them. In the event of a disagreement, the former Rahko shareholders could seek to recover for non-payment through litigation. See the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments” for additional information regarding our contingent consideration obligations. Any litigation we become party to could be costly and time-consuming and we cannot assure you that we would ultimately prevail. If we receive an adverse judgment in any litigation, we could be required to pay substantial damages that may not be covered by our insurance in full or at all. Expenses and damages relating to litigation can be difficult to predict. Regardless of its merit, litigation can be complex, extend for a protracted period of time, divert management’s attention and resources and be expensive. Litigation initiated by us could also result in counterclaims against us, which could increase the costs associated with the litigation and result in our payment of damages or other judgments against us.

Our current operations are concentrated predominantly in two locations, and we or the third parties upon whom we depend may be adversely affected by natural or manmade disasters.

Our current operations are concentrated predominantly in Boston, Massachusetts and Ann Arbor, Michigan. Any unplanned event, such as a flood, explosion, extreme weather condition, epidemic or pandemic, power outage, telecommunications failure or other natural or manmade accidents or incidents that result in us being unable to fully utilize our facilities may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and may have significant negative consequences on our financial condition, results of operations and prospects. Any similar impacts of natural or manmade disasters on our third-party CMOs, contract research organizations, or CROs, or other third parties on whom we rely could cause delays in our clinical trials and may have a material and adverse effect on our ability to operate our business and have significant negative consequences on our financial condition, results of operations and prospects. If any such natural or manmade accidents or incidents occurred and prevented us from using our clinical sites, impacted clinical supply or the conduct of our clinical trials, damaged critical infrastructure, such as the manufacturing facilities of our third-party CMOs, or otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we and our CMOs and CROs have in place may prove inadequate in the event of a serious disaster or similar event. In the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance we currently carry will be sufficient to satisfy any damages and losses. If our facilities, or the facilities of our CMOs or CROs, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our development programs may be harmed. Any business interruption could adversely affect our business, financial condition, results of operations and prospects.

Our artificial intelligence, or AI, and machine learning, or ML, platform leverages internal data as well as data from third parties. Defects in, or loss of access to, our databases or those of third parties may impair our ability to discover additional targets and develop our product candidates.

We use our AI/ML platform to improve our target discovery programs by improving the hit finding and lead optimization process for our small molecule product candidates. Our AI/ML platform accesses third-party databases. If access to this data is lost or limited, or if this data becomes outdated, it may delay or otherwise adversely affect our ability to develop our product candidates. Our competitors may render our approach obsolete, by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages in our drug discovery process that we believe we derive from our research approach and proprietary technologies.

Our proprietary software tools and data sets are inherently complex and may contain defects or errors. Errors may result from the interface of our hardware or proprietary software tools with our data or third-party systems and data. The risk of errors is particularly significant when new software or hardware is first introduced or when new versions or enhancements of existing software or hardware are implemented. Any errors, defects, disruptions or other performance problems with our software, hardware or data sets could hurt our ability to gather valuable insights that we intend to use to assist in developing our current and future product candidates and drive our drug discoveries. We outsource all of the core network infrastructure relating to our AI/ML platform to third-party hosting services. We have limited control, if any, over any of these third parties, and we cannot guarantee that such third-party providers will not experience system interruptions, outages or delays or deterioration in their performance. We have experienced, and expect that in the future we may again experience, interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints.

Furthermore, the development and use of AI/ML present various privacy and security risks that may impact our business. AI/ML are subject to privacy and data security laws, as well as increasing regulation and scrutiny. For example, several jurisdictions around the globe, including Europe and certain U.S. states, have proposed, enacted or are considering laws governing the development and use of AI/ML. We expect other jurisdictions will adopt similar laws. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI/ML. These obligations may make it harder for us to conduct our business using AI/ML, lead to regulatory fines or penalties, require us to change our business practices or retrain our AI/ML or prevent or limit our use of AI/ML. For example, the Federal Trade Commission, or the FTC, has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI/ML where they allege the company has violated privacy and consumer protection laws. If we cannot use AI/ML or our use is restricted, our preclinical research and development programs may be less efficient, or we may be at a competitive disadvantage.

The occurrence of any of these events could prevent us from leveraging our AI/ML capability and software to help us develop our product candidates more efficiently than existing industry tools and have a material adverse effect on our business, financial condition, results of operations or prospects.

Unfavorable global economic conditions, including any adverse macroeconomic conditions or geopolitical events, could adversely affect our business, financial condition, results of operations or prospects.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. The global credit and financial markets have experienced extreme volatility and disruptions in the past several years. A severe or prolonged economic downturn, or global financial or political crises, could result in a variety of risks to our business, including delayed clinical trials or preclinical studies, delayed approval of our product candidates, delayed ability to obtain patents and other intellectual property protection, weakened demand for our product candidates, if approved, or our ability to raise additional capital when needed on acceptable terms, if at all. The extent of the impact of these conditions on our operational and financial performance, including our ability to execute on our business strategies and initiatives in the expected timeframe, as well as that of third parties upon whom we rely, will depend on future developments, which are uncertain and cannot be predicted. A weak or declining economy also could strain our suppliers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business. Furthermore, continued market volatility or a general economic downturn could cause our stock price to decline.

Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. If any of the banks that hold our cash deposits were to be placed into receivership, we may be unable to access our cash and cash equivalents and short-term marketable securities, which would adversely affect our business. In addition, if any of the third parties on whom we rely to conduct certain aspects of our preclinical studies or clinical trials are unable to access funds through certain financial institutions, such parties’ ability to fulfill their obligations to us could be adversely affected.

Risks Related to Research, Development and Commercialization

Our two most advanced product candidates are currently in a phase 2a clinical trial and IND-enabling studies, respectively. We have never successfully completed any large-scale or pivotal clinical trials with our product candidates, and we may be unable to do so for any product candidates we develop.

As of the date of this prospectus, we have only one product candidate in clinical development and our next most advanced product candidate is currently in IND-enabling studies. All of our other development programs are in the preclinical or drug discovery stage. Odyssey has not yet successfully completed any large-scale or pivotal clinical trials, obtained regulatory approvals, manufactured a commercial scale product (or arranged for a third party to do so on our behalf) or conducted sales and marketing activities necessary for successful commercialization of any of our product candidates. Odyssey’s experience conducting clinical trials with its product candidates is limited. Aside from OD-07656, our product candidate currently in clinical development for the treatment of ulcerative colitis, or UC, for which we commenced dosing in a phase 2a monotherapy trial in May 2025, all of our other development programs will need to progress through IND-enabling studies and receive authorization from the FDA or a comparable foreign regulatory authority to proceed under an IND, CTA or other submission prior to initiating clinical development. We may not be able to file INDs, CTAs or other submissions for any of our other product candidates on the timelines we expect, or at all. Even if we submit an IND, CTA or other submission for a product candidate, the FDA or a comparable foreign regulatory authority may not clear the IND, CTA or other submission and allow us to begin clinical trials in a timely manner or at all. The timing of submissions of INDs, CTAs or other submissions for our product candidates will be dependent on further preclinical and manufacturing success. Commencing each of these clinical trials is subject to finalizing the trial design based on discussions with the FDA and comparable foreign regulatory authorities. Any guidance we receive from the FDA or comparable foreign regulatory authorities is subject to change. These regulatory authorities could change their position, including, on the acceptability of our trial designs or the clinical endpoints selected, which may require us to complete additional clinical trials or impose stricter approval conditions than we currently expect.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	be subject to post-marketing requirements; or

•	be required to have the product removed from the market after obtaining marketing approval.

Preclinical and clinical development involves a lengthy and expensive process, with an uncertain outcome. We or our collaborators may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our current product candidates or any future product candidates.

All of our product candidates are either in preclinical development or, in the case of OD-07656, in a phase 2a clinical trial. The risk that our product candidates fail to successfully proceed through clinical development is high. We expect it will be many years before we commercialize any product candidate, if ever. The product candidates we are developing are novel and unproven, which makes it difficult to accurately predict the challenges we may face with respect to our product candidates as they proceed through development. It is also impossible to predict whether our clinical trials will proceed through registrational trials and when or if any of our product candidates will receive regulatory approval. To obtain the requisite regulatory approvals to commercialize any product candidates, we must demonstrate through extensive preclinical studies and lengthy, complex and expensive clinical trials that our product candidates are safe and effective in humans. Clinical testing can take many years to complete, and its outcome is inherently uncertain. Commencing any future clinical trials is subject to finalizing the trial design and submitting an application to the FDA or a comparable foreign regulatory authority. Even after we make our submission, the FDA or comparable foreign regulatory authority could disagree that we have satisfied their requirements to commence our clinical trials or disagree with our trial design, which may require us to complete additional studies or trials, amend our protocols or impose stricter conditions on the commencement of clinical trials.

We expect to continue to rely in part on our collaborators, CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials, including the participant enrollment process, and we have limited influence over their performance. We or our collaborators may experience delays in initiating or completing clinical trials due to unforeseen events or otherwise, that could delay or prevent our ability to receive marketing approval or commercialize our current and any future product candidates, including:

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regulators, such as the FDA or comparable foreign regulatory authorities, Institutional Review Boards, or IRBs, or ethics committees may impose additional requirements before permitting us to initiate a clinical trial, may not authorize us or our investigators to commence or conduct a clinical trial at a prospective trial site, may not allow us to amend trial protocols or require that we modify or amend our clinical trial protocols;

•	delays in reaching, or failing to reach, agreement on acceptable terms with trial sites and CROs, the terms of which can be subject to extensive negotiation and may vary significantly;

•	clinical trial sites deviating from trial protocol or dropping out of a trial;

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the number of participants required for clinical trials may be larger than we anticipate, enrollment in clinical trials may be slower than we anticipate or participants may drop out or fail to return for post-treatment follow-up at a higher rate than we anticipate;

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the cost of clinical trials may be greater than we anticipate or we may have insufficient funds for a clinical trial or to pay the substantial user fees required by the FDA upon the submission of a biologic license application, or BLA, or new drug application, or NDA;

•	the quality or quantity of data relating to our product candidates or other materials necessary to conduct our clinical trials may be inadequate to initiate or complete a given clinical trial;

•	reports from clinical testing of other therapies may raise safety, tolerability or efficacy concerns about our product candidates; and

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clinical trials of our product candidates may fail to show appropriate safety, tolerability or efficacy, may produce negative or inconclusive results or may otherwise fail to improve on the existing standard of care, and we may decide, or regulators may require us, to conduct additional clinical trials or we may decide to abandon product development programs.

We may in the future experience participant withdrawals or discontinuations from our trials. Withdrawal of participants from our clinical trials may compromise the quality of our data. Even if we are able to enroll a sufficient number of participants in our clinical trials, delays in enrollment or small population size may result in increased costs or may affect the timing or outcome of our clinical trials. Any of these conditions may negatively impact our ability to complete such trials or include results from such trials in regulatory submissions, which could adversely affect our ability to advance the development of our product candidates.

We could also encounter delays if a clinical trial is suspended, put on clinical hold or terminated by us, the IRBs of the institutions where such trials are being conducted, the FDA or comparable foreign regulatory authorities, or if a clinical trial is recommended for suspension or termination by a data safety monitoring board or data monitoring committee, or DSMB, for such trial. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, failure by our CROs to perform in accordance with good clinical practices, or GCPs, or applicable regulatory guidelines in other countries, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to establish or achieve clinically meaningful trial endpoints, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. Further, the FDA or comparable foreign regulatory authorities may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after they have reviewed and commented on the design for our clinical trials.

We may also conduct preclinical and clinical research in collaboration with academic, pharmaceutical and biotechnology entities in which we combine our development efforts with those of our collaborators. Such collaborations may be subject to additional delays because of the management of the trials, contract negotiations, the need to obtain agreement from multiple parties and may increase our future costs and expenses.

Our product development costs will increase if we experience delays in clinical testing or marketing approvals. We do not know whether any of our clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates and may allow our competitors to bring products to market before we do, potentially impairing our ability to successfully commercialize our product candidates. Any delays or increase in costs in our clinical development programs may harm our business, financial condition, results of operations and prospects.

The regulatory approval processes of the FDA and comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates or obtain limited regulatory approval, our business will be substantially harmed.

All of our current product candidates and any future product candidates will be subject to extensive governmental regulations relating to research, testing, development, manufacturing, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, post-approval monitoring, marketing, sale and distribution of products. Rigorous preclinical studies, clinical trials and an extensive regulatory approval process are required to be completed successfully in the United States and in many foreign jurisdictions before a new product may be marketed. Satisfaction of these and other regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays. It is possible that none of our product candidates will obtain the regulatory approvals necessary for us to begin selling them and any delay or failure in obtaining required approvals could adversely affect our ability to generate revenue from the particular product candidate for which we are seeking approval.

The time required to obtain approval by the FDA and comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the discretion of the regulatory authorities. Odyssey has not obtained regulatory approval for any product candidate and it is possible that any product candidates we may seek to develop in the future will never obtain regulatory approval. Neither we nor any future collaborator is permitted to market any of our product candidates in the United States or elsewhere until we receive regulatory approval of our product candidates through an NDA or BLA from the FDA or similar marketing application in another jurisdiction. The FDA and other comparable foreign regulatory authorities may delay, limit or deny approval of our product candidates for many reasons, including:

•	we may not be able to demonstrate to the satisfaction of the FDA or other comparable foreign regulatory authorities that any of our product candidates are safe and effective for any indication;

•	the results of clinical trials may not meet the level of statistical significance or clinical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	the FDA or comparable foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical trials;

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the FDA or comparable foreign regulatory authorities may not find the data from preclinical studies and clinical trials sufficient to demonstrate that the benefits of any of our product candidates outweigh their safety risks;

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the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials, or may not accept data generated at our clinical trial sites;

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the data collected from preclinical studies and clinical trials of any of our product candidates may not be sufficient to support the submission of an IND, CTA or other application for regulatory approval;

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the FDA may have difficulty scheduling an advisory committee meeting in a timely manner, or the advisory committee may recommend against approval of our application or may recommend that the FDA require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

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the FDA may require development of a risk evaluation and mitigation strategy, or REMS, and foreign regulatory authorities may require a risk management plan, or RMP, as a condition of approval for new products, among other additional requirements;

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the FDA or comparable foreign regulatory authorities may identify deficiencies in the manufacturing processes or facilities of third-party manufacturers with which we enter into agreements for clinical and commercial supplies;

•	the FDA or comparable foreign regulatory authorities may change their approval policies or adopt new regulations; and

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the FDA or comparable foreign regulatory authorities may require simultaneous approval for both adults and for children and adolescents, which may delay approval, or we may have successful clinical trial results for adults but not children and adolescents, or vice versa.

Any of these regulatory authorities may also change the requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a clinical trial. The FDA or comparable foreign regulatory authorities may require that we conduct additional clinical, preclinical, manufacturing validation or drug product quality studies and submit those data before considering or reconsidering the application. Depending on the extent of these or any other studies, approval of any applications that we submit may be delayed by several years or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA or comparable foreign regulatory authorities for granting approval.

In addition, the FDA or comparable foreign regulatory authorities may approve a product candidate for fewer or more limited indications than we request, may impose significant limitations related to use restrictions for certain age groups, warnings, precautions or contraindications or may grant approval contingent on the performance of costly post-marketing clinical trials or risk mitigation requirements, such as the implementation of a REMS, RMP or comparable foreign risk management approaches. The FDA or comparable foreign regulatory authorities may not accept the labeling claims that we believe would be necessary or desirable for the successful commercialization of our product candidates.

Further, the FDA or comparable foreign regulatory authorities may respond to any BLA, NDA or comparable marketing application that we may submit by defining requirements that we do not anticipate. Such responses could delay clinical development of any of our product candidates or any future product candidates.

We are also subject to numerous foreign regulatory requirements governing the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement, and may in the future become subject to additional ones. The regulatory approval process varies among countries and may include all of the risks associated with the FDA approval process described above, as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval in foreign jurisdictions may differ from that required to obtain FDA approval. FDA approval does not ensure approval by regulatory authorities outside the United States and vice versa. Any delay or failure to obtain U.S. or foreign regulatory approval for a product candidate could have a material and adverse effect on our business, financial condition, results of operations and prospects.

If we encounter difficulties enrolling patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected, which could adversely affect our business, financial condition, results of operations and prospects.

The successful and timely completion of clinical trials will require that we enroll a sufficient number of patients who remain in a trial until its conclusion. We may not be able to initiate, continue or complete clinical trials that may be required by the FDA or comparable foreign regulatory authorities to obtain regulatory approval for any of our product candidates if we are unable to locate, enroll and retain a sufficient number of eligible patients to participate in these clinical trials. Patient enrollment, a significant factor in the timing to conduct and complete clinical trials, is affected by many factors, including:

•	the size and nature of the patient population;

•	the severity of the disease under investigation;

•	eligibility criteria for the trial;

•	the proximity of patients to clinical sites;

•	the design of the clinical protocol;

•	the ability to obtain and maintain patient consents;

•	in the case of a combination study with another product, the ability of such product to be used as a combination therapy;

•	the ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	the risk that patients enrolled in clinical trials will drop out of the trials before the administration of our product candidates or trial completion;

•	the availability of competing clinical trials;

•	the availability of new drugs approved for the indication the clinical trial is investigating;

•	clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies; and

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other factors outside of our control, such as the effects of global economic conditions and volatility in the credit and financial markets, inflationary pressures, the Russian invasion of Ukraine, the Israel-Hamas war and other geopolitical conditions.

For example, as of the date of this prospectus, we have enrolled patients in our phase 2a signal seeking trial for OD-07656 at multiple sites, including sites in Ukraine. To the extent the conflict between Ukraine and Russia, political unrest, unstable economic conditions or other events adversely impact our ability to enroll patients or complete enrollments in process or adversely impacts the ability of our suppliers to produce and distribute the supplies we need for our OD-07656 phase 2a clinical trial in Ukraine, we may be required to enroll patients at other sites which could increase the cost or delay the timing for completing such trial.

We also may encounter difficulties in identifying and enrolling patients with a stage of disease appropriate for ongoing or future clinical trials. In addition, the process of finding and diagnosing patients may prove costly. Other pharmaceutical companies with more resources and greater experience in drug development and commercialization are targeting similar treatments, and this competition reduces the number and types of patients available to us, as some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. In addition, some of the diseases our product candidates are designed to address have existing treatments which may make it more difficult to recruit patients. Because the number of qualified clinical investigators and clinical trial sites is also limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites, and may delay or make it more difficult to fully enroll our clinical trials. We also rely on CROs and clinical trial sites to enroll subjects in our clinical trials and, while we have agreements governing their services, we will have limited influence over their actual performance.

These factors may make it difficult for us to enroll and retain enough patients to complete our clinical trials in a timely and cost-effective manner. Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Positive results from preclinical studies and early clinical trials of our current or future product candidates are not necessarily predictive of the results of later clinical trials of our current or future product candidates. If we cannot replicate the positive results from our preclinical studies of our current or future product candidates in our future clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize our current or future product candidates.

The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials and results in one indication may not be predictive of results to be expected for the same product candidate in another indication. Differences in trial design between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials. In addition, the data from our preclinical comparison studies discussed in the section of this prospectus titled “Business” may not be replicated in clinical trials, and our competitors may advance different compounds than those we studied. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unfavorable safety profiles, notwithstanding promising results in earlier trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in clinical trials have nonetheless failed to obtain marketing approval of such product candidates. We may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful. There is typically a high rate of failure of product candidates proceeding through clinical trials, and failure can occur at any time during the clinical trial process. Most product candidates that commence clinical trials are never approved as products and there can be no assurance that any of our current or future clinical trials will ultimately be successful or support the approval of our current or any future product candidates. If we fail to produce positive results in our planned preclinical studies or clinical trials of any of our current or future product candidates, the development timeline and regulatory approval and commercialization prospects for our current or future product candidates, and, correspondingly, our business and financial prospects, would be materially adversely affected.

Our current RIPK2 phase 2a clinical trial utilizes an “open-label” trial design and we may utilize this for future clinical trials for this or future product candidates. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge.

Interim, top-line and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary or top-line data from our clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line data should be viewed with caution until the final data are available.

From time to time, we may also disclose interim data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects.

Others, including regulatory authorities, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our value in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically a significant volume of data and other information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the interim, top-line or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, financial condition, results of operations or prospects.

Our approach to clinical development relies on developing product candidates across a number of inflammatory diseases. We may not be successful in our efforts to discover additional product candidates or we may expend our limited resources to pursue a particular product candidate in specific indications and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Given our broad approach seeking to identify multiple novel targets in a wide variety of indications, we will need to carefully allocate our limited financial and managerial resources among our selected product candidates in certain selected indications. As a result, we may forgo or delay pursuit of opportunities with other product candidates, or other indications for our existing product candidates that later prove to have greater commercial potential. If we are unable to discover and develop additional product candidates, our ability to commercialize product candidates or partner product candidates may be negatively impacted. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future development programs and product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

If our product candidates, if approved, do not achieve broad market acceptance, the revenue that we generate from their sales will be limited.

We are currently developing product candidates targeting inflammatory bowel disease, or IBD, and a number of autoimmune diseases, including atopic dermatitis, or AD. In the future, we may develop additional product candidates targeting a range of other inflammatory and autoimmune diseases. However, Odyssey has never commercialized a product candidate for any indication. Even if our product candidates are approved by the appropriate regulatory authorities for marketing and sale, they may not gain acceptance among physicians, patients, third-party payors and others in the medical community. If any product candidate for which we obtain regulatory approval does not gain an adequate level of market acceptance, we may not generate sufficient product revenue or become profitable.

The degree of market acceptance of any of our product candidates will depend on a number of factors, some of which are beyond our control, including:

•	the safety, side effect profile, efficacy, tolerability, cost and ease of administration of our product candidates and any approved products we use as part of a combination treatment, if any;

•	the clinical indications for which the products are approved and the approved claims that we may make for the products;

•	limitations or warnings contained in the product’s FDA-approved labeling, including potential limitations or warnings for such products that may be more restrictive than other competitive products;

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distribution and use restrictions imposed by the FDA or comparable foreign regulatory authorities with respect to such product candidates or to which we agree as part of a mandatory REMS or RMP or voluntary risk management plan;

•	changes in the standard of care for the targeted indications for such product candidates;

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the availability of adequate coverage and reimbursement by third parties, such as insurance companies and other healthcare payors, and by government healthcare programs, including Medicare and Medicaid;

•	the extent and strength of our marketing and distribution of such product candidates;

•	the safety, efficacy and other potential advantages of, and availability of, alternative treatments already used or that may later be approved for any of our intended indications;

•	the timing of market introduction of such product candidates, as well as competitive products;

•	the reluctance of physicians to switch their patients’ current standard of care;

•	the extent and strength of our third-party manufacturer and supplier support;

•	adverse publicity about our product or favorable publicity about competitive products; and

•	potential product liability claims.

Our efforts to educate the medical community and third-party payors as to the benefits of our product candidates may require significant resources and may never be successful. Even if the medical community accepts that our product candidates are safe and effective for their approved indications, physicians and patients may not immediately be receptive to such product candidates and may be slow to adopt them as an accepted treatment of the approved indications. If our current or future product candidates are approved but do not achieve an adequate level of acceptance among physicians, patients and third-party payors, we may not generate meaningful revenue from our product candidates and may never become profitable.

The market opportunities for our product candidates and forecasts of market growth may not be accurate, and the actual market for our product candidates may be smaller than we estimate. Even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

The precise incidence and prevalence for all the conditions we aim to address with our product candidates are unknown. Our estimates of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including sales of our competitors’ products, scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect in general, or as to their applicability to our business. Further, new trials may change the estimated incidence or prevalence of these diseases. Even if the markets in which we compete meet our size estimates and growth forecasts, our business may not grow at similar rates, or at all. The total addressable market across all of our product candidates will ultimately depend upon, among other things, the diagnosis criteria included in the final label for each of our product candidates approved for sale for these indications, the ability of our product candidates to improve on the safety, convenience, cost and efficacy of competing therapies or therapies in development, acceptance by the medical community and patients, drug pricing and reimbursement. The number of patients in the United States, other major markets and elsewhere may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our product candidates or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our business, financial condition, results of operations and prospects. Further, even if we obtain significant market share for our product candidates, because some of our potential target populations are very small, we may never achieve profitability.

We face substantial competition, which may result in others discovering, developing or commercializing drugs before or more successfully than we do.

The development and commercialization of new drugs is highly competitive. We face and will continue to face competition from third parties, including larger and better-funded pharmaceutical, biopharmaceutical and biotechnological companies, developing treatments for the indications that we have decided to pursue. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization of new drugs.

Many of our competitors have significantly greater financial, technical, manufacturing, supply, marketing and sales resources or experience than we have. If we obtain regulatory approval for any product candidate, we will face competition based on many different factors, including the safety and effectiveness of our current or any future product candidates, the ease with which our current or any future product candidates can be administered, the timing and scope of regulatory approvals for these product candidates, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Competing products could present superior treatment alternatives, including by being more effective, safer, less expensive or marketed and sold more effectively than any products we may develop. Competitive products may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our current or any future product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified management and other personnel and establishing clinical trial sites and participants registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

If we do not achieve our projected development goals in the timeframes we announce and expect, the commercialization of our programs may be delayed and our expenses may increase and, as a result, our stock price may decline.

From time to time, we estimate the timing of the anticipated accomplishment of various scientific, clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones may include the commencement or completion of scientific studies and clinical trials, as well as the submission of regulatory filings. From time to time, we may publicly announce the expected timing of some of these milestones. All of these milestones are and will be based on numerous assumptions. The actual timing of these milestones can vary dramatically compared to our estimates, in some cases for reasons beyond our control. If we do not meet these milestones as publicly announced, or at all, the commercialization of our programs may be delayed or never achieved and, as a result, our stock price may decline. Additionally, delays relative to our projected timelines are likely to cause overall expenses to increase, which may require us to raise additional capital sooner than expected and prior to achieving targeted development milestones.

Use of our product candidates could be associated with side effects, adverse events or safety risks, which could cause us to suspend or discontinue clinical trials, cause us to abandon a product candidate, delay or preclude approval, prevent market acceptance, limit the commercial profile of an approved label or result in other significant negative consequences that could severely harm our business, results of operations, financial condition and prospects.

Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our current product candidates, including OD-07656 and OD-0167571, our lead product candidates, and any future product candidates are both safe, pure and potent and effective for use in such product candidate’s target indication. Clinical testing is expensive, can take many years to complete and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Product candidates in later stages of clinical trials may fail to generate desired safety and efficacy data despite having progressed through preclinical studies and initial clinical trials. It is not uncommon in the biopharmaceutical and biotechnology industries to suffer significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials.

Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may materially harm our business, results of operations, financial condition and prospects and may cause us to interrupt, delay or abandon the development of any such product candidate or limit development to more narrow uses or subpopulation.

Patients in our ongoing and planned clinical trials may in the future suffer significant adverse events or other side effects not observed in our preclinical studies or previous clinical trials. For example, while no serious adverse effects, or SAEs, have been observed as of the date of this prospectus, OD-07656 has only been tested in healthy participants and a limited number of IBD patients. It is possible that testing in additional human subjects with IBD may, either in monotherapy or in combination with other agents, reveal greater side effects in our clinical program for OD-07656 than observed in our clinical testing to date. We will continue to learn more about our product candidates and potential side effects as they advance through clinical development. In addition, if our product candidates are used in combination with other therapies, our product candidates may exacerbate adverse events associated with the therapy. Patients treated with our product candidates may also be undergoing other medical treatments, which can cause side effects or adverse events that are unrelated to our product candidate, but may still impact the success of our clinical trials.

We, the FDA, other comparable foreign regulatory authorities or an IRB or ethics committee may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Even if the side effects do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition, results of operations and prospects.

Additionally, if any of our product candidates receives regulatory approval, and we or others later identify undesirable side effects caused by such product, a number of potentially significant negative consequences could result. For example, the FDA or comparable foreign regulatory authorities could require us to adopt a REMS or RMP, as applicable, to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient, which may include, among other things, a communication plan to healthcare practitioners, patient education, extensive patient monitoring or distribution systems and processes that are highly controlled, restrictive and more costly than what is typical for the industry. Other potentially significant negative consequences include:

•	we may be forced to suspend marketing of that product, or decide to remove the product from the marketplace, if approved;

•	regulatory authorities may withdraw or change their approvals of that product;

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regulatory authorities may require additional warnings on the label or limit access of that product to selective specialized centers with additional safety reporting and with requirements that patients be geographically close to these centers for all or part of their treatment;

•	we may be required to create a medication guide outlining the risks of the product for patients, or to conduct post-marketing studies;

•	we may be required to change the way the product is administered;

•	we could be subject to fines, injunctions, or the imposition of criminal or civil penalties, or be sued and held liable for harm caused to subjects or patients; and

•	the product may become less competitive, and our reputation may suffer.

Any of these events could diminish the usage or otherwise limit the commercial success of our product candidates and prevent us from achieving or maintaining market acceptance of the affected product candidate, if approved by applicable regulatory authorities.

Changes in product candidate manufacturing, formulation or analytical methods may result in additional costs or delay, which could adversely affect our business, financial condition, results of operations and prospects.

As product candidates are developed through preclinical studies to later-stage clinical trials toward approval and future commercialization, it is common that various aspects of the development program, such as manufacturing methods, formulation or analytical methods, are altered in an effort to optimize processes and results. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials or utilizing different analytical methods. Such changes also may require additional testing, or notification to, or authorization by, the FDA or a comparable foreign regulatory authority. This could delay completion of clinical trials, require the conduct of bridging clinical trials or studies, require the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates or jeopardize our ability to commence product sales and generate revenue.

A variety of risks associated with conducting research and clinical trials abroad, including in China and Ukraine, and seeking to market our product candidates internationally, could materially adversely affect our business, financial condition, results of operations and prospects.

We plan to globally develop our product candidates. In addition, our enrollment timelines for our product candidates depend on initiating clinical trial sites outside of the United States. Accordingly, we expect that we will be subject to additional risks related to operating in foreign countries, including:

•	differing regulatory requirements in foreign countries;

•	differing standards with respect to data integrity;

•	differing standards and privacy requirements for the conduct of clinical trials;

•	increased difficulties in managing the logistics and transportation of storing and shipping product candidates to the patient at the relevant trial site abroad;

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the imposition of new laws and regulations, including those relating to labor conditions, quality, and safety standards, imports, duties, taxes, and other charges on imports, as well as trade restrictions, tariffs and restrictions on currency exchange or the transfer of funds;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	difficulties staffing, workforce uncertainty and managing foreign operations;

•	differing payor reimbursement regimes, governmental payors or patient self-pay systems and price controls;

•	potential liability under the Foreign Corrupt Practices Act of 1977, or the FCPA, or comparable foreign regulations;

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challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	challenges with obtaining any local supply of drugs or agents used with our product candidates, which are required by certain local clinical trial sites before conducting any study;

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business interruptions resulting from health epidemics or pandemics, or natural or man-made disasters, including earthquakes, tsunamis, fires, medical epidemics or geo-political developments, including war and terrorism;

•	failure to observe local or international GCPs, including data integrity, rules leading to rejection of safety or effectiveness data by drug regulatory authorities; and

•	failure to observe local data privacy or security rules leading to prohibitions on data transfer.

For example, our phase 1 healthy participant trial for OD-07656 was conducted in Australia and, as of the date of this prospectus, we have enrolled patients in our phase 2a signal seeking trial for OD-07656 at multiple sites in Australia, Canada, Jordan, Moldova, New Zealand, Poland and Ukraine. To the extent the conflict between Ukraine and Russia, political unrest, unstable economic conditions or other events adversely impact our ability to enroll patients or complete enrollments in process or adversely impact the ability of our suppliers to produce and distribute the supplies we need for our OD-07656 phase 2a clinical trial in Ukraine, we may be required to enroll patients at other sites which could increase the cost or delay the timing for completing such trial.

We have also engaged CROs active in China and Ukraine to assist with discovery and research activities. Disruptions to our preclinical development programs or increased costs have in the past and may in the future result from changes in the policies of the U.S. or Chinese governments, political unrest, unstable economic conditions in China or Ukraine and disruption from the war in Ukraine. For example, a further trade war between the U.S. and China could lead to tariffs, legislation or regulations that impact our ability to continue relying on these CROs or increase the cost of doing so. Additionally, legislation and regulations, such as the BIOSECURE Act, could restrict our ability to enter into long-term commercial agreements with certain CMOs.

We are conducting and intend to conduct certain of our clinical trials globally. However, the FDA and comparable foreign regulatory authorities may not accept data from such trials, in which case our development plans will be delayed, which could materially harm our business.

Our phase 1 healthy participant trial for OD-07656 was conducted in Australia and we are conducting our phase 2a signal seeking trial for OD-07656 in Australia, Canada, Jordan, Moldova, New Zealand, Poland and Ukraine. In addition, we currently intend to conduct additional future clinical trials in a number of countries around the world. The acceptance of data from clinical trials conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authorities may be subject to certain conditions or may not be accepted at all, including as a basis for later-stage clinical trials. In cases where data from foreign clinical trials is intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (among other prerequisites) (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence in accordance with applicable GCPs; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such as inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical power, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, we would need to conduct additional trials, which could be costly and time-consuming.

The manufacturing process for any products that we may develop is subject to the FDA or comparable foreign regulatory authority approval process, and we currently, and will need to continue to, contract with manufacturers who can meet our and all applicable FDA or comparable foreign regulatory authority requirements on an ongoing basis.

The manufacturing process for any products that we may develop is subject to the FDA or comparable foreign authority approval process, and any contractors with which we contract for manufacturing must meet all applicable FDA or comparable foreign regulatory authority requirements on an ongoing basis. If we or our CMOs are unable to reliably produce products to specifications acceptable to the FDA or comparable foreign regulatory authority, we may not obtain or maintain the approvals we need to commercialize such products. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CMOs will be able to manufacture the approved product in accordance with requirements from the FDA or comparable foreign regulatory authority to produce it in sufficient quantities to meet the requirements for the potential launch of the product or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, result in sanctions being imposed on us (including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, suspension of production or recalls of the product candidates or marketed biologics, operating restrictions and criminal prosecutions), delay approval of our product candidates, impair commercialization efforts, increase our cost of goods, any of which would have an adverse effect on our business, financial condition, results of operations and prospects. Our future success depends on our ability to manufacture our products, on a timely basis with acceptable manufacturing costs, while at the same time maintaining good quality and complying with applicable regulatory requirements. An inability to do so could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, we could incur higher manufacturing costs if manufacturing processes or standards change, and we could need to replace, modify, design or build and install equipment, all of which would require additional capital expenditures.

We rely on third-party CMOs to manufacture and supply drug substance and drug product for our clinical trial for OD-07656 and we expect to rely on third-party CMOs for our future clinical trials.

Reliance on third-party manufacturers entails exposure to risks to which we would not be subject if we manufactured our product candidates ourselves, including:

•	inability to negotiate manufacturing and quality agreements with third parties under commercially reasonable terms;

•	reduced day-to-day control over the manufacturing process for our product candidates;

•	reduced control over the protection of our trade secrets and know-how from misappropriation or inadvertent disclosure;

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termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that may be costly or damaging to us or result in delays in the development or commercialization of our product candidates;

•	disruptions to the operations of our third-party manufacturers or suppliers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier;

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international or multi-national activities that are related to business activities outside of our scope, but may have an impact on a CMO’s ability to conduct business in a manner consistent with governmental or our regulatory and ethical standards; and

•	our ability to synchronize operations and standards to ensure that all aspects of manufacturing are consistent without deviations across facilities.

Should we continue to use CMOs, we may not succeed in maintaining our relationships with our current CMOs or establishing relationships with additional or alternative CMOs. Our product candidates may compete with other products and product candidates for access to manufacturing facilities. If our CMOs were to cease manufacturing for us, we would experience delays in obtaining sufficient quantities of our product candidates for clinical trials and, if approved, commercial supply. Further, our CMOs may breach, terminate or not renew these agreements. If we were to need to find alternative manufacturing facilities it would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. The commercial terms of any new arrangement could be less favorable than our existing arrangements and the expenses relating to the transfer of necessary technology and processes could be significant.

Moreover, if we are unable to manufacture or contract for a sufficient supply of our product candidates on acceptable terms, or if we encounter delays or difficulties in the scale-up of our manufacturing processes, our preclinical and human clinical testing schedule would be delayed. This in turn would delay the submission of product candidates for regulatory approval and thereby delay the market introduction and subsequent sales of any products that receive regulatory approval, which would have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, if any of our product candidates are approved for sale, our inability to manufacture or contract for a sufficient supply of such potential future products on acceptable terms would have a material adverse effect on our business, financial condition, results of operations and prospects.

Even to the extent we use and continue to use CMOs, we are ultimately responsible for the manufacture of our products and product candidates. A failure to comply with these requirements may result in regulatory enforcement actions against our manufacturers or us, including fines and civil and criminal penalties, which could result in imprisonment, suspension or restrictions of production, injunctions, delay or denial of product approval or supplements to approved products, clinical holds or termination of clinical trials, warning or untitled letters, regulatory authority communications warning the public about safety issues with the biologic, refusal to permit the import or export of the products, product seizure, detention, recall, operating restrictions, suits under the civil False Claims Act, or FCA, corporate integrity agreements, consent decrees or withdrawal of product approval.

We intend to pursue the development of certain of our product candidates in combination with other therapies, and regulatory approval, safety or supply issues with these other therapies may delay or prevent the development and approval of our product candidates.

We have explored and may continue to explore the use of certain of our product candidates in combination with other therapies, including those that may not yet be approved. For example, we are planning to assess, as part of a planned phase 2a trial, the effect of OD-07656 in combination with vedolizumab. If we choose to develop a product candidate for use in combination with an approved therapy, we are subject to the risk that the FDA or comparable foreign regulatory authorities could revoke approval of, or that safety, efficacy, manufacturing or supply issues could arise with, the therapy used in combination with our product candidate. If the therapies we use in combination with our product candidates are replaced as the standard of care, the FDA or comparable foreign regulatory authorities may require us to conduct additional clinical trials, or we may not be able to obtain adequate reimbursement from third-party payors. The occurrence of any of these risks could result in our product candidates, if approved, being removed from the market or being less successful commercially.

While vedolizumab is approved by regulatory authorities in major markets, including the FDA and EMA, it has not received marketing approval in some countries where we intend to conduct our clinical trials. If we are unable to use vedolizumab in our planned phase 2a combination trial for OD-07656 in countries where vedolizumab has not been approved or in our ongoing phase 2a signal seeking trial for OD-07656, which includes a vedolizumab maintenance and induction period we may be required to enroll additional patients at existing sites or identify new trial sites, resulting in potential delays in the trial and additional expenses. As a result, our clinical development activities could be delayed or otherwise adversely affected, which could adversely affect our business, financial condition, results of operations and prospects.

If the FDA or comparable foreign regulatory authorities do not approve or revoke their approval of, or if safety, efficacy, manufacturing or supply issues arise with, therapies we choose to evaluate in combination with any of our product candidates, we may be unable to obtain regulatory approval of or to commercialize such product candidates in combination with these therapies.

Risks Related to Intellectual Property

If we are unable to obtain and maintain sufficient intellectual property protection for our product candidates and any future product candidates we may develop, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors or other third parties could develop and commercialize products similar or identical to ours, and our ability to successfully develop and commercialize our product candidates may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries for our product candidates and their uses, as well as our ability to operate without infringing, misappropriating or otherwise violating the proprietary rights of others. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel discoveries and technologies that are important to our business. We cannot assure you that any future issued patents will afford sufficient protection of our product candidates or their intended uses against competitors, nor can we assure you that the patents issued will not be infringed, designed around or invalidated by third parties, or that we can effectively prevent others from commercializing competitive technologies, products or product candidates.

Obtaining and enforcing patents is expensive and time-consuming, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications or maintain or enforce patents that may issue based on our patent applications, at a reasonable cost or in a timely manner. Public disclosures by us or third parties may preclude our ability to obtain or maintain patent applications and patents. It is also possible that we will fail to identify patentable aspects of our research and development results before it is too late to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, CMOs, consultants, advisors and other third parties, any of these parties may breach these agreements and disclose such results before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Consequently, we may not be able to prevent any third parties from using any of our technology that is in the public domain to compete with our technologies or product candidates. We may also depend on current or future collaborators or licensors to take necessary action to comply with patent protection requirements with respect to any licensed intellectual property. Noncompliance with such requirements could result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction.

Composition of matter patents for biological and pharmaceutical product candidates often provide a strong form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. However, we cannot be certain that the claims in our pending patent applications directed to composition of matter of our product candidates will be considered patentable by the United States Patent and Trademark Office, or the USPTO, or by patent offices in foreign countries, or that the claims in any of our issued patents will be considered valid and enforceable by courts in the United States or foreign countries. Method of use patents protect the use of a product for the methods claimed in the patents. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product candidates for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our patented indications, clinicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation, resulting in court decisions, including U.S. Supreme Court decisions, which have increased uncertainty as to the ability to enforce patent rights in the future. As a result, the issuance, scope, validity, enforceability and commercial value of any patent rights are highly uncertain. Our pending and future owned or in-licensed patent applications may not result in patents being issued that protect our technologies or product candidates, effectively prevent others from commercializing our technologies or product candidates or otherwise provide any competitive advantage. In fact, patent applications may not issue as patents at all. The coverage claimed in a patent application can also be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States, or vice versa.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we (or any collaborators or licensors) will be successful in protecting our product candidates by obtaining and defending patents. For example, we may not be aware of all third-party intellectual property rights potentially relating to our product candidates or their intended uses, and as a result the impact of such third-party intellectual property rights upon the patentability of our patents and patent applications, as well as the impact of such third-party intellectual property upon our freedom to operate, is highly uncertain. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. If a third party can establish that we were not the first to make or the first to file for patent protection of such inventions, our owned or licensed patent applications may not issue as patents and even if issued, may be challenged and invalidated or rendered unenforceable. As a result, the issuance, inventorship, scope, validity, enforceability and commercial value of our patent rights are highly uncertain.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and our pending patent applications, and those of any collaborators or licensors, may be challenged in the USPTO or patent offices abroad. Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. For example, our pending patent applications may be subject to third-party pre-issuance submissions of prior art to the USPTO or our issued patents may be subject to post-grant review, or PGR, proceedings, oppositions, derivations, reexaminations, interferences, inter partes review, or IPR, proceedings or other similar proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. Such submissions may also be made prior to a patent’s issuance, precluding the granting of a patent based on one or more of our owned or licensed pending patent applications. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and product candidates, or limit the duration of the patent protection of our technology and product candidates. Such challenges also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. Any of the foregoing could adversely affect our business, financial condition, results of operations and prospects.

A third party may also claim that our current or future owned or licensed patent rights are invalid or unenforceable in a litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. An adverse result in any legal proceeding could put one or more of our current or future owned or in-licensed patents at risk of being invalidated or interpreted narrowly and could allow third parties to commercialize our products and compete directly with us, without payment to us.

In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. The degree of future protection for our proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Any failure to obtain or maintain patent protection with respect to our product candidates or their uses could adversely affect our business, financial condition, results of operations and prospects.

We also rely upon a combination of trade secrets, know-how and confidentiality agreements to protect the intellectual property related to our product candidates and technologies and to prevent third parties from copying and surpassing our achievements, thus eroding our competitive position in our market.

We cannot ensure that patent rights relating to inventions described and claimed in our pending patent applications will issue, or that patents that issue in the future will not be challenged and rendered invalid or unenforceable.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future collaborators will be successful in protecting our product candidates by obtaining and defending patents. We have several patent applications in our portfolio; however, we cannot predict:

•	if and when patents may issue based on our patent applications;

•	the scope of protection of any patent issuing based on our patent applications;

•	whether the claims of any issued patent will provide protection against competitors;

•	whether or not third parties will find ways to invalidate or circumvent our patent rights;

•	whether we will need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose; or

•	whether the patent applications will result in issued patents with claims that cover each of our product candidates or uses thereof in the United States or in other foreign countries.

We may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in PGR procedures, oppositions, derivations, revocation, reexaminations, IPR or derivation proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such challenge may result in loss of exclusivity or in our patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products or limit the duration of the patent protection of our technology and products. Such challenges also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects. Furthermore, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

We may rely on more than one patent to provide multiple layers of patent protection for our product candidates. If the latest-expiring patent is invalidated or held unenforceable, in whole or in part, the overall protection for the product candidate may be adversely affected. For example, if the latest-expiring patent is invalidated, the overall patent term for our product candidate could be adversely affected.

Our pending and future patent applications may not result in patents being issued that protect our product candidates, in whole or in part, or which effectively prevent others from commercializing competitive products.

Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. Because patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we were the first to file any patent application related to our product candidates. Further, in cases where a particular compound of interest is in the public domain, third parties may be able to obtain patents on improvements or other inventions relating to such compound if they were to discover the same patentable inventions relating to such compounds after us but manage to file a patent application before we do. In addition, we may enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, including any polymorphs and variants, such as our employees, collaborators, consultants, advisors and other third parties; however, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to obtain patent protection. Furthermore, if third parties have filed patent applications related to our product candidates or technology, a derivation proceeding in the United States can be initiated by a third party to determine who invented any of the subject matter covered by the claims of our patent applications. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

Given the amount of time required for the development, testing and regulatory review of new product candidates, our patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical ours. Our competitors and other third parties may also seek approval to market their own products similar to or otherwise competitive with our products. Alternatively, our competitors or other third parties may seek to market generic or biosimilar versions of any approved products and, in so doing, claim that future patents owned by us are invalid, unenforceable or not infringed. In these circumstances, we may need to defend or assert our patents, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid or unenforceable, or may find that our competitors are competing in a non-infringing manner. Thus, even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

Moreover, some of our patents may in the future be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

We may not be successful in obtaining or maintaining necessary rights to develop current and any future product candidates on acceptable terms.

Because some of our programs may involve additional product candidates that may require the use of proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license or use these proprietary rights. Our product candidates also may require specific formulations to work effectively and efficiently and these rights may be held by others. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary or important to our business operations. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, which would harm our business. We may need to cease use of the compositions or methods covered by such third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and expenses and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

In addition, we may have limited control over the maintenance and prosecution of any current or future in-licensed intellectual property. A licensor may not successfully prosecute any patent applications to which we are licensed in a manner consistent with the best interests of our business. We may also have limited control over the manner in which any licensor initiates an infringement proceeding against a third-party infringer or defends any intellectual property that is licensed to us. It is possible that a licensor’s infringement proceeding or defense activities may be less vigorous than those we would have conducted ourselves. We may also enter into future license agreements under which we are a sub-licensee. If any sub-licensor fails to comply with its obligations under its upstream license agreement with its licensor, the licensor may have the right to terminate the upstream license, which could terminate the sub-license. If this were to occur, we would no longer have rights to the applicable intellectual property unless we are able to secure our own direct license with the owner of the relevant rights, which we may not be able to do on reasonable terms, or at all.

Additionally, we sometimes collaborate with academic institutions and governmental authorities to accelerate our preclinical research or development under written agreements with these institutions. In certain cases, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to others, potentially blocking our ability to pursue our program. If we are unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights we have, we may have to abandon development of such program and our business, financial condition, results of operations and prospects could be adversely affected.

The licensing and acquisition of third-party intellectual property rights is a highly competitive area, and companies, which may be more established or have greater resources than we do, also may be pursuing strategies to license or acquire third-party intellectual property rights that we consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. There can be no assurance that we will be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to acquire.

Any product candidates licensed from third parties may be subject to retained rights.

Third-parties who have collaborated with us by contributing intellectual property or with whom we may collaborate with or license intellectual property from in the future may retain certain rights under the relevant agreements with us, including the right to use the underlying product candidates for academic and research use, to publish general scientific findings from research related to the product candidates, to make customary scientific and scholarly disclosures of information relating to the product candidates or to develop or commercialize the licensed product candidates in certain regions.

We may also at times choose to collaborate with academic institutions to accelerate our preclinical research or development. The United States federal government retains certain rights in inventions produced with its financial assistance under the Patent and Trademark Law Amendments Act, or the Bayh-Dole Act. The federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our product candidates. We may infringe the intellectual property rights of others, which may prevent or delay our drug development efforts and prevent us from commercializing, or increase the costs of commercializing, our products.

As the biopharmaceutical industry expands and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties. There can be no assurance that our operations do not, or will not in the future, infringe, misappropriate or otherwise violate existing or future third-party patents or other intellectual property rights. Identification of third-party patent rights that may be relevant to our operations is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction.

Numerous U.S. and foreign patents and pending patent applications exist in our market that are owned by third parties. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our product candidates. We do not always conduct independent reviews of pending patent applications and patents issued to third parties. Patent applications in the United States and elsewhere are typically published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Certain U.S. applications that will not be filed outside the United States can remain confidential until patents issue. In addition, patent applications in the United States and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived. Furthermore, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, product candidates or the use of our product candidates. As such, there may be applications of others now pending or recently revived patents of which we are unaware. These patent applications may later result in issued patents, or the revival of previously abandoned patents, that may be infringed by the manufacture, use or sale of our technologies or product candidates or will prevent, limit or otherwise interfere with our ability to make, use or sell our technologies and product candidates.

The scope of a patent claim in the United States is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect. For example, we may incorrectly determine that our product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our product candidates.

Our commercial success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. For example, there could be issued patents of which we are not aware that our current or potential future product candidates infringe. There also could be patents that we believe we do not infringe but that we may ultimately be found to infringe. Competitors may file continuing patent applications claiming priority to already issued patents in the form of continuation, divisional or continuation-in-part applications, in order to maintain the pendency of a patent family and attempt to cover our product candidates.

Third parties may assert that we are employing their proprietary technology without authorization and may sue us for patent or other intellectual property infringement. These lawsuits are costly and could adversely affect our business, financial condition, results of operations and prospects and divert the attention of managerial and scientific personnel. If we are sued for patent infringement, we would need to demonstrate that our product candidates, potential products or methods either do not infringe the claims of the relevant patent or that the patent claims are invalid, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could have a material adverse effect on us. In addition, we may not have sufficient resources to bring these actions to a successful conclusion. If a court holds that any third-party patents are valid, enforceable and cover our products or their use, the holders of any of these patents may be able to block our ability to commercialize our products unless we acquire or obtain a license under the applicable patents or until the patents expire.

We cannot provide any assurances that third-party patents and other intellectual property rights do not exist which might be enforced against our current technology, including our research programs, product candidates, their respective methods of use, manufacture and formulations thereof, and could result in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties or other forms of compensation to third parties, which could be significant. We may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost or on reasonable terms, or at all. Any inability to secure licenses or alternative technology could result in delays in the introduction of our products or lead to prohibition of the manufacture or sale of products by us. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, in any such proceeding or litigation, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially and adversely affect our business, financial condition, results of operations and prospects. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar material and adverse effect on our business, financial condition, results of operations and prospects. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

We may be involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and unsuccessful.

Competitors or other third parties may infringe our patents, trademarks or other intellectual property, or those of our collaborators or licensing partners. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Our pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement, insufficient written description or failure to claim patent-eligible subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention, or decide that the other party’s use of our patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1). In addition, the U.S. Supreme Court recently has changed some legal principles that affect patent applications, granted patents and assessment of the eligibility or validity of these patents. As a consequence, issued patents may be found to contain invalid claims according to the newly revised eligibility and validity standards. Our future owned or in-licensed patents may be subject to challenge and subsequent invalidation or significant narrowing of claim scope in proceedings before the USPTO, or during litigation, under the revised criteria, which also could make it more difficult to obtain patents. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive position, and our business, financial condition, results of operations and prospects. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the price of shares of our common stock. Moreover, we cannot assure you that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded.

We may not be able to detect infringement against our future owned or in-licensed patents, as the case may be, which may be especially difficult for manufacturing processes or formulation patents. Even if we detect infringement by a third party of our future owned or in-licensed patents, we may choose not to pursue litigation against or settlement with the third party. If we later sue such third party for patent infringement, the third party may have certain legal defenses available to it, which otherwise would not be available except for the delay between when the infringement was first detected and when the suit was brought. Such legal defenses may make it impossible for us to enforce our future owned or in-licensed patents, as the case may be, against such third party.

If another party questions the patentability of any of our claims in our future owned or in-licensed U.S. patents, the third party can request that the USPTO review the patent claims such as in an IPR, ex parte re-exam or PGR proceeding. These proceedings are expensive and may result in a loss of scope of some claims or a loss of the entire patent. In addition to potential USPTO proceedings, we may become a party to patent opposition proceedings at the European Patent Office or similar proceedings in other foreign patent offices, where either our future owned or in-licensed foreign patents are challenged.

In the future, we may be involved in similar proceedings challenging the patent rights of others, and the outcome of such proceedings is highly uncertain. An adverse determination in any such proceeding may result in our inability to manufacture or commercialize products without infringing third-party patent rights. The costs of these opposition or similar proceedings could be substantial and may result in a loss of scope of some claims or a loss of the entire patent. Even if we ultimately prevail in any such claims or proceedings, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the claims or proceedings.

We may become subject to claims challenging the inventorship or ownership of our patents and other intellectual property or claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property, or those of our collaborators or licensors, as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable or invalid. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could adversely affect our business, financial condition, results of operations and prospects. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Certain of our employees, consultants or advisors have in the past and may in the future be employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could adversely affect our business, financial condition, results of operations and prospects.

In light of the advent of AI-assisted inventions, it is possible third parties could challenge our future patents as invalid for lack of a human inventor. The law regarding AI-assisted inventions and inventorship is evolving rapidly and allegations of improper inventorship of our AI-assisted inventions could pose a challenge to the validity and/or enforceability of our future patents throughout the world.

Patent terms may be inadequate to protect our competitive position on products or product candidates for an adequate amount of time. If we do not obtain patent term extension for our product candidates, our business may be materially harmed.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional or international patent application filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our products or product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of products or new product candidates, patents protecting such products or candidates might expire before or shortly after such products or candidates are commercialized. As a result, any patents we may own or license may not provide us with sufficient and continuing rights to exclude others from commercializing products similar or identical to ours.

Depending upon the timing, duration and specifics of any FDA marketing approval of any of our product candidates, any issued U.S. patents that we may own in the future may be eligible for limited patent term restoration, or patent term extension, under the Drug Price Competition and Patent Term Restoration Action of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, an approved method for using it or a method for manufacturing it may be extended. Similar patent term restoration provisions to compensate for commercialization delay caused by regulatory review are also available in certain foreign jurisdictions, such as in Europe under a Supplemental Protection Certificate. However, we may not be granted any extensions for which we apply because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. In addition, to the extent we wish to pursue patent term extension based on a patent that we in-license from a third party, we would need the cooperation of that third party. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension, or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

Obtaining and maintaining our patent protection is dependent on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We rely on our outside counsel to pay these fees due to the USPTO and non-U.S. governmental patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms to help us comply, and in many cases an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining, defending, maintaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents, and may diminish our ability to protect our inventions, obtain, maintain, enforce and protect our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our future owned and licensed patents. Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act, or the AIA, signed into law on September 16, 2011, could increase those uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our future issued patents. The AIA includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including PGR, IPR and derivation proceedings.

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents and patents that we might obtain in the future. For example, in the case, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that claims to certain DNA molecules are not patentable. In Amgen Inc. v. Sanofi, the Federal Circuit held that claims with functional language may pose high hurdles in fulfilling the enablement requirement. We cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents. Any similar adverse change in the patent laws of other jurisdictions could also adversely affect our business, financial condition, results of operations and prospects.

Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future. For example, the complexity and uncertainty of European patent laws have also increased in recent years. In Europe, in June 2023, a new Unitary Patent system was introduced, which significantly impacts European patents, including those granted before the introduction of the system. Under the Unitary Patent system, after a European patent is granted, the default is that the patent will be a part of the Unitary Patent system, thereby resulting in a Unitary Patent having unitary effect; the patent proprietor, however, can, in some instances, opt out of the Unitary Patent system and opt for the traditional state-by-state national validation instead. Each Unitary Patent is subject to the jurisdiction of the Unitary Patent Court, or UPC. As the UPC is a new court system, there is little precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC will have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC may be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of the new Unitary Patent system.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary information and know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. We may also rely on trade secret protection as temporary protection for concepts that may be included in a future patent filing. However, trade secret protection will not protect us from innovations that a competitor develops independently of our proprietary know how or information. If a competitor independently develops a technology that we protect as a trade secret and files a patent application on that technology, then we may not be able to patent that technology in the future and we may require a license from the competitor to use our own technology or know-how. If the license is not available on commercially viable terms, then we may not be able to launch our product candidate. Additionally, trade secrets can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Although we require all of our employees to assign their inventions to us, and require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets. If our trade secrets are not adequately protected, our business, financial condition, results of operations and prospects could be adversely affected.

If our trademarks and trade names are not adequately protected, then we may not be able to build brand and name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared merely descriptive or generic or determined to be infringing on other marks. The use of our registered and unregistered marks may also be limited by certain agreements with third parties. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we are given an opportunity to respond to those rejections, we may be unable to overcome them. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. In the USPTO, cancellation proceedings may be filed against our trademarks, once registered, which may result in our trademarks not surviving those proceedings. In foreign jurisdictions, opposition or cancellation proceedings may be filed against our trademarks, which may not survive such proceedings. Moreover, any name we have proposed to use with our product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA or an equivalent administrative body in a foreign jurisdiction objects to any of our proposed proprietary product names, we may be required to expend significant additional resources to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark.

We may not be able to protect our rights to these trademarks and trade names, which we need to build brand and name recognition among potential partners or future customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish brand and name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, domain names, social media handles or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats to our business.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to develop products that are similar to our product candidates but that are not covered by the claims of our patent applications and any patents that we may own or license;

•	we or our licensors or collaborators might not have been the first to make the inventions covered by the issued patents or patent application that we may own or license;

•	we or our licensors or collaborators might not have been the first to file patent applications covering certain of our inventions;

•	it is possible that the pending patent applications we own or license will not lead to issued patents;

•	issued patents that we may own or license may be held invalid or unenforceable as a result of legal challenges by our competitors;

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our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may have an adverse effect on our business;

•	we may fail to adequately protect and police our trademarks and trade secrets; and

•	we may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property.

Should any of these events occur, it could significantly harm our business, financial condition, results of operations and prospects.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.

We have limited intellectual property rights outside the United States. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can have a different scope and strength than those in the United States. Moreover, obtaining this type of protection in a timely manner, or at all, may be affected by factors or events beyond our control, such as a prolonged economic downturn or global financial or political crises. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. The initiation of proceedings by third parties to challenge the scope or validity of our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Proceedings to enforce our patent and other intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Similarly, if our trade secrets are disclosed in a foreign jurisdiction, competitors worldwide could have access to our proprietary information and we may be without satisfactory recourse. Disclosure of this nature could have a material adverse effect on our business. In addition, certain countries outside of the United States have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of those patents. In addition, many countries limit the enforceability of patents against government authorities or government contractors. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to Government Regulation

Even if we are able to commercialize any product candidates, those products may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which could harm our business.

The regulations that govern marketing approvals, pricing and reimbursement for new drug products and biologics vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country but then be subject to price regulations that delay or limit our commercial launch of the product, possibly for lengthy time periods, which could negatively impact the revenue we are able to generate from the sale of the product in that particular country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, if approved, which could make it difficult for us to sell any product candidates profitably.

The success of our product candidates, if approved, depends on the availability of coverage and adequate reimbursement from third-party payors. We cannot be certain that coverage and reimbursement will be available for, or accurately estimate the potential revenue from, our product candidates or assure that coverage and reimbursement will continue to be available for any product that we may develop that receives coverage and adequate reimbursement from one or more third-party payors. Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Accordingly, coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. These groups have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Patients are unlikely to use our product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates. There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. congressional inquiries and proposed and enacted federal and state legislation designed to bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. At the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to President Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles.

The Inflation Reduction Act of 2022, or the IRA, includes several provisions that may impact our business to varying degrees, including provisions that reduce the out-of-pocket spending cap for Medicare Part D beneficiaries from $7,050 to $2,000 starting in 2025, thereby effectively eliminating the coverage gap; impose new manufacturer financial liability on certain drugs under Medicare Part D; allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition; require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation; and delay until January 1, 2032 the implementation of the HHS rebate rule that would have limited the fees that pharmacy benefit managers can charge. Specifically, with respect to price negotiations, the Centers for Medicare & Medicaid Services, or CMS, has negotiated prices for the first ten high-cost drugs paid for by Medicare Part D starting in 2026, which will be followed by 15 Part D drugs in 2027, 15 Part B or Part D drugs in 2028, and 20 Part B or Part D drugs in 2029 and each year thereafter. This provision applies to small molecule drug products that have been approved for at least nine years and biologics that have been licensed for 13 years, but it does not apply to small molecule drugs and biologics that have been approved for a single rare disease or condition. Nonetheless, since CMS has established and will continue to establish maximum prices for these products in price negotiations, we would be fully at risk of government action if our products become the subject of Medicare price negotiations. These provisions of the IRA further heighten the risk that we would not be able to achieve the expected return on our drug products or full value of our patents protecting our products. Various industry stakeholders, including certain pharmaceutical companies and industry groups have initiated lawsuits against the federal government asserting that the price negotiation provisions of the IRA are unconstitutional. The effects of the IRA on our business and the healthcare industry in general is not yet known.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain drug access, marketing cost disclosure, transparency measures and other measures designed to encourage importation from other countries and bulk purchasing. In January 2024, FDA authorized Florida’s Agency for Health Care Administration’s drug importation program, which is the first step toward Florida facilitating importation of certain prescription drugs from Canada. Authorization of other state programs may follow. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our drugs or put pressure on our drug pricing, which could negatively affect our business, financial condition, results of operations and prospects.

Additionally, there may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including costs related to research and development, manufacturing and sale and distribution efforts. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may only be temporary. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services.

We expect to experience pricing pressures in connection with the sale of all of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, cost containment initiatives and additional legislative changes. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or third-party payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and profitable reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Our relationships with healthcare providers and physicians and third-party payors may be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Any arrangements we may have with healthcare providers, third-party payors and customers can expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. Such laws and regulations may constrain the business or financial arrangements and relationships through which we research and, if approved, sell, market and distribute our product candidates. In particular, the research of our product candidates, as well as the promotion, sales, marketing and business arrangements of our product candidates, is subject to extensive laws designed to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commissions, certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in regulatory sanctions and serious harm to our reputation. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other;

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the federal civil and criminal false claims laws, including the FCA, which prohibit individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by, Medicare, Medicaid or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money to the federal government, or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government healthcare programs if they are deemed to “cause” the submission of false or fraudulent claims. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private), and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating the healthcare fraud statute under HIPAA without actual knowledge of the statute or specific intent to violate it;

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furthermore, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, also imposes obligations on “covered entities,” including certain healthcare providers, health plans and healthcare clearinghouses, as well as their respective “business associates” and their respective subcontractors that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the civil monetary penalties statute, which, subject to certain exceptions, prohibits, among other things, the offer or transfer of remuneration, including waivers of copayments and deductible amounts (or any part thereof), to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of services reimbursable by Medicare or a state healthcare program;

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federal price reporting laws, which require manufacturers to calculate and report complex pricing metrics to government programs that may be used in the calculation of reimbursement or discounts on approved products;

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the federal Physician Payments Sunshine Act and its implementing regulations, which require some manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to HHS information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (such as physician assistants and nurse practitioners) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and may be broader in scope than their federal equivalents; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and local laws that require the registration of pharmaceutical sales representatives.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Federal, state and foreign enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions, significant fines and penalties and settlements in the healthcare industry. Ensuring that business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and may divert our management’s attention from the operation of our business.

It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from participation in federal and state funded healthcare programs, contractual damages and the curtailment or restricting of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Any action for violation of these laws, even if successfully defended, could cause us to incur significant legal expenses and divert management’s attention from the operation of our business. Prohibitions or restrictions on sales or withdrawal of future marketed products could adversely affect our business, financial condition, results of operations and prospects.

We may attempt to seek approval from the FDA for one or more of our product candidates through the use of the accelerated approval pathway. If we are unable to obtain accelerated approval, we may be required to conduct additional clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA may seek to withdraw any accelerated approval we have obtained.

We may in the future seek an accelerated approval for one or more of our product candidates. Under the accelerated approval pathway, the FDA may approve a product candidate for a serious or life-threatening disease or condition with unmet medical need based on a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. Products granted accelerated approval are subject to certain post-marketing requirements, which typically include a requirement to conduct one or more post-approval studies to confirm the clinical benefit of the product. In addition, during the pre-approval review period, FDA regulations require that sponsors of products granted accelerated approval submit copies of all promotional materials intended to be used within 120 days following marketing approval. After 120 days following marketing approval, unless otherwise informed by the FDA, the sponsor must submit all promotional materials at least 30 days prior to use. There can be no assurance that we will be able to use the accelerated approval pathway or any other form of expedited development, review or approval for any of our product candidates. For example, the FDA may not agree with our conclusion that an endpoint we select is reasonably likely to predict clinical benefit, and thus the FDA may not agree that accelerated approval is appropriate based on that endpoint (even if the results on that endpoint are statistically significant). Also, if any of our competitors were to receive full approval for an indication for which we are seeking accelerated approval before we receive accelerated approval for any one of our product candidates, the indication we are seeking may no longer qualify as a condition for which there is an unmet medical need, and our product candidate may become ineligible for accelerated approval.

A failure to obtain accelerated approval would result in a longer time period to commercialization of such product candidate, if any, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace. Even if we are able to obtain accelerated approval, if we do not complete the required post-approval studies, or if the FDA determines that the completed post-approval studies do not confirm clinical benefit, then FDA may withdraw approval of our product using expedited procedures.

We may seek a Breakthrough Therapy or Fast Track designation for current or future product candidates, but we might not receive such designation, and even if we do, we may not maintain such designation. Such designation may not lead to faster development, regulatory review or approval, and will not increase the likelihood that the product candidate will receive marketing approval.

We may seek a Breakthrough Therapy or Fast Track designation for our current or future product candidates. A Breakthrough Therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs or biologics that have been designated as Breakthrough Therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs or biologics designated as Breakthrough Therapies by the FDA may also be eligible for priority review if supported by clinical data at the time the NDA or BLA is submitted to the FDA. The FDA also has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drugs and biological products that meet certain criteria. New drugs and biological products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied.

The FDA has broad discretion as to whether or not to grant Breakthrough Therapy or Fast Track designation to any product candidate. Accordingly, even if we believe that a product candidate meets the criteria for designation as a Breakthrough Therapy or a Fast Track designation, the FDA may disagree and instead determine not to make such a designation. Even if we receive a Breakthrough Therapy or Fast Track designation, the receipt of that designation may not result in a faster development or regulatory review or approval process compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if a product candidate qualifies as a Breakthrough Therapy or for the Fast Track program, the FDA may later decide that it no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. The failure to obtain a Breakthrough Therapy or Fast Track designation for any product candidates we may develop, or the inability to maintain that designation for the duration of the applicable period, could reduce our ability to make sufficient sales of the applicable product candidate to balance our expenses incurred to develop it, which would have a negative impact on our operational results and financial condition.

Recently enacted legislation, future legislation and other healthcare reform measures may increase the difficulty and cost for us to obtain marketing approval for and commercialize our product candidates and may affect the prices we may set.

In the United States and some foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system, including cost-containment measures that may reduce or limit coverage and reimbursement for newly approved drugs and affect our ability to profitably sell any product candidates for which we obtain marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare.

For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or, collectively, the ACA, was enacted in the United States, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States and significantly affected the pharmaceutical industry. The ACA subjected biologic products to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program, or MDRP, are calculated for drugs and biologics that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the MDRP, extended manufacturer Medicaid rebate obligations to utilization by individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs and biologics and established a new Medicare Part D coverage gap discount program. Since its enactment, there have been judicial, congressional and executive branch challenges to the ACA, which have resulted in delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. In addition, there have been a number of health reform initiatives by the Biden administration that have impacted the ACA. For example, on August 16, 2022, President Biden signed the IRA into law, which extended enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminated the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and through a newly established manufacturer discount program. It is possible that the ACA will be subject to judicial or congressional challenges in the future. It is unclear how other such challenges, and healthcare reform measures, will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011 was signed into law, which resulted in reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013, and, due to subsequent legislative amendments to the statute, will remain in effect through 2032. On July 4, 2025, the annual reconciliation bill, the “One Big Beautiful Bill Act,” or OBBBA, was signed into law, which is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal subsidies and limiting provider taxes used to fund the program. OBBBA also narrows access to ACA marketplace exchange enrollment and declines to extend the ACA’s enhanced advanced premium tax credits, which expired in 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. On March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminated the statutory cap on the Medicaid drug rebate effective January 1, 2024. The rebate was previously capped at 100% of a drug’s average manufacturer price.

We expect that the ACA, the IRA and any other healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product. It is unclear what impact, if any, the current presidential administration may have on such measures. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates, if approved.

Even if we receive marketing approval for our current or future product candidates in the United States, we may never receive regulatory approval to market our product candidates outside of the United States.

We plan to seek regulatory approval of our current or future product candidates outside of the United States in the future. In order to market any product outside of the United States, however, we must establish and comply with the numerous and varying safety, efficacy and other regulatory requirements of other applicable countries. Approval procedures vary among countries and can involve additional product candidate testing and additional administrative review periods. The time required to obtain approvals in other countries might differ substantially from that required to obtain FDA approval. The marketing approval processes in other countries generally implicate all of the risks detailed above regarding FDA approval in the United States as well as other risks. In particular, in many countries outside of the United States, products must receive pricing and reimbursement approval before the product can be commercialized. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of any of our product candidates in certain countries. Regulatory and marketing approval in one country does not ensure regulatory and marketing approval in another, but a failure or delay in obtaining regulatory and marketing approval in one country may have a negative effect on the regulatory process in others and would impair our ability to market our current or future product candidates in such foreign markets. Any such impairment would reduce the size of our potential market, which could adversely affect our business, financial condition, results of operations and prospects.

The U.S. Congress, the current presidential administration or any new administration may make substantial changes to fiscal, tax, healthcare, trade and other federal policies that may adversely affect our business.

Changes to U.S. policy implemented by the U.S. Congress and new presidential administrations, including the current administration, have impacted and will in the future impact, among other things, the U.S. and global economy, international trade relations, unemployment, immigration, healthcare, taxation, the U.S. regulatory environment, inflation and other areas. For example, since the newest presidential administration has taken office, it has taken significant steps to, among other things, freeze some federal funding and reduce the size of the federal workforce. In addition, the current presidential administration has announced new tariffs on imported materials and goods from certain foreign countries, including Canada, Mexico and China. It is not possible to predict the outcome of this congressional, executive or regulatory activity, any of which could adversely affect us. Similarly, we cannot predict whether pending or future federal or state legislation or court proceedings will change various aspects of current government programs, nor can we predict the impact any changes of this nature will have on our business operations or financial results, but the effects could be materially adverse. In addition, changes in the leadership of the FDA and other federal agencies under the current presidential administration may result in changes in the funding, operations and policies of the FDA and other federal agencies, which may negatively impact, among other things, our clinical development plans, timelines and the cost of product development.

The increasing use of social media platforms presents new risks and challenges.

Social media is increasingly being used to communicate about clinical development programs and the diseases our product candidates are being developed to treat. We may utilize appropriate social media in connection with communicating about our development programs. Social media practices in the biopharmaceutical industry continue to evolve and regulations relating to such use are not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to our business. For example, patients may use social media channels to report an alleged adverse event during a clinical trial. When disclosures of this nature occur, we may fail to monitor and comply with applicable adverse event reporting obligations, or we may not be able to defend our business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about our investigational products. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any social networking website, or a risk that a post on a social networking website by any of our employees may be construed as inappropriate promotion. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face regulatory actions or incur other harm to our business.

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations. We can face serious consequences for violations.

We are subject to U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations, which are collectively referred to as Trade Laws. Anti-corruption laws generally prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector.

We expect our non-U.S. activities to increase over time, including the engagement of third parties for clinical trials or to obtain necessary permits, licenses, patent registrations and other regulatory approvals, and we can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities. If we expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The FCPA prohibits any U.S. persons, as well as their employees, agents and other collaborators, from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate and other related parties for the purpose of influencing any act or decision of the foreign entity or to obtain, retain, or direct business. The FCPA also obligates companies whose securities are publicly listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all of the company’s transactions, including those of its international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials.

Export control and economic sanctions laws may restrict, or even prohibit, the provision of certain items, technology and services to countries, governments and persons targeted by sanctions programs. Governmental regulation of the import or export of our product candidates, or our failure to obtain any required import or export authorization for our product candidates, when applicable, could harm our operations. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our research and development costs.

The failure to comply with Trade Laws may result in substantial civil and criminal fines and penalties, imprisonment, the loss of trade privileges, suspension or debarment from government contracting, reputational harm and other consequences. The Securities and Exchange Commission, or the SEC, also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could adversely affect our business, financial condition, results of operations and prospects.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our research and development activities involve the use of biological and hazardous materials and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials, which could cause an interruption of our future commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures used by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, this may not be the case, and we may not eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state, federal or other applicable authorities may curtail our use of certain materials or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes or our future compliance. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Changes in funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees and statutory, regulatory and policy changes. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Further, the current presidential administration has undertaken efforts to reduce the size and spending of the federal government. As part of this initiative, the administration has taken action aimed at reducing the workforce of the federal government and eliminating other expenditures, such as facility leases used by the federal government and its component agencies. While these and other actions taken by the current presidential administration could be viewed as a part of a larger goal of de-regulation, a consequence of these developments and other actions taken by the current presidential administration generally could be reduced resources, employees and contractors at the FDA. In addition, these efforts have led to a number of experienced government officials being fired, resigning from or otherwise departing government service, including many with significant institutional knowledge.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed or approved by necessary government agencies, which would adversely affect our business, financial condition, results of operations and prospects. For example, over the last several years, the U.S. government has shut down several times, including most recently for an extended period in 2025, and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities. If another prolonged government shutdown occurs or there are other changes which limit the FDA’s ability to perform its necessary activities in a timely manner, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Risks Related to Data Privacy and Information Security

If our information technology systems, or those used by our CROs, CMOs, clinical sites or other vendors, contractors or consultants with whom we work, or our data, are or were compromised again, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or action, litigation, fines and penalties, disruptions of our business operations, reputational harm and other adverse consequences.

In the ordinary course of our business, we, and the third parties with whom we work, collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit and share, which we collectively refer to as process, personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials, sensitive third-party data, business plans, transactions and financial information, which we collectively refer to as sensitive data. As a result, we and the third parties with whom we work face a variety of evolving threats that could cause security incidents. Cyberattacks, malicious internet-based activity, online and offline fraud and other similar activities threaten the confidentiality, integrity and availability of our sensitive data and information technology systems, and those of the third parties with whom we work.

Our information technology systems and those of our CROs, CMOs, clinical sites and other vendors, contractors and consultants with whom we work are vulnerable to cyberattacks, computer viruses, bugs, worms or other malicious codes, malware (including as a result of advanced persistent threat intrusions) and other attacks by computer hackers, brute force attacks, application security attacks, social engineering (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), supply chain attacks and vulnerabilities through our third-party service providers, denial-of-service attacks, credential stuffing, credential harvesting, personnel misconduct or error, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, attacks facilitated or enhanced by AI, telecommunications failures, earthquakes, fires, floods and other similar threats. The increase in remote work has increased these risks to our information technology systems and sensitive data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit, and in public locations.

These types of threats are prevalent and continue to rise, are increasingly difficult to detect and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation-states and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors, for geopolitical reasons and in conjunction with military conflicts and defense activities. In particular, ransomware attacks, including those from organized criminal threat actors, nation-states and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions, delays or outages in our operations, loss of sensitive data, loss of income, significant extra expenses to restore data or systems, reputational loss and the diversion of funds. To alleviate the negative impact of a ransomware attack, it may be preferable to make extortion payments, but we may be unwilling or unable to do so (including, for example, if applicable laws or regulations prohibit such payments).

During times of war and other major conflicts, we and the third parties with whom we work may be vulnerable to a heightened risk of attacks for geopolitical reasons, including retaliatory cyberattacks, that could materially disrupt our systems and operations, supply chain and ability to continue our research and development efforts or produce, sell and distribute our product candidates, if approved. For example, third parties with whom we work to support our business are located in potentially unstable regions and regions experiencing (or expected to experience) geopolitical or other conflicts, including Ukraine, which was attacked by Russia in February 2022 through various means, including cyberattacks. In addition to experiencing a security incident, third parties may gather, collect or infer sensitive data about us from public sources, data brokers or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.

Furthermore, future business transactions (such as acquisitions) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in the systems and technologies of any acquired entities. Additionally, we may discover security issues that were not found during due diligence of such acquired entities, and it may be difficult to integrate companies into our information technology environment and security program.

It may be difficult or costly to detect, investigate, mitigate, contain and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain and remediate a security incident could result in outages, data losses and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems.

In addition, our reliance on third-party partners could introduce new cybersecurity risks and vulnerabilities. We rely on third-party partners and technologies to operate critical business systems and to process sensitive data in a variety of contexts, including cloud-based infrastructure, encryption and authentication technology, employee email and other functions. We also rely on third-party partners to assist with our clinical trials, provide other products or services or otherwise to operate our business. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party partners experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service partners fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover any such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems (including our services) or the third-party information technology systems that support us and our services.

We actively implement measures designed to identify, protect, detect, respond to and recover from vulnerabilities within our information systems, including those related to hardware, software and third-party providers. However, despite our efforts, not all vulnerabilities may be detected or resolved promptly. In some cases, there may be delays in developing and deploying necessary remediation measures and security patches. These undetected or unaddressed vulnerabilities could be exploited, potentially leading to security incidents, which could have a material adverse effect on our business, financial condition, results of operations and prospects. We have experienced one known security incident in the past. Although we quickly identified the incident and contained the breach to a small number of devices and Company user accounts without experiencing any known loss of data or fraud as a result, the occurrence of such an event, or other threats in the future, could cause another security incident or other interruption that could result in unauthorized, unlawful or accidental acquisition, modification, destruction, loss, alteration, encryption or disclosure of, or access to, our sensitive data or our information technology systems, or those of the third parties with whom we work. A security incident or other interruption could disrupt our ability (and that of third parties with whom we work) to provide our services, including clinical trials, or continue our target discovery programs.

We have expended significant resources and modified our business activities (including our clinical trial activities) to try to protect against security incidents and may continue to do so. Certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive data.

The costs related to significant security breaches or disruptions could be material and cause us to incur significant expenses. If the information technology systems of our CROs, CMOs, clinical sites and other vendors, contractors and consultants become subject to disruptions or security incidents, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.

If any incidents of this nature were to occur and cause interruptions in our operations, it could result in a disruption of our business, operations and development programs. For example, the loss of clinical trial data from completed or ongoing clinical trials for a product candidate could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security incident were to result in the loss of or damage to our sensitive data or applications, or inappropriate disclosure of sensitive data, we could incur liability and the further development of any product candidates could be delayed. Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, future customers, regulators, and investors, of security incidents, or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences. Any such event could also result in adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits and inspections), additional reporting requirements or oversight, restrictions on processing sensitive data, litigation, indemnification obligations, negative publicity, reputational harm, monetary fund diversions, diversion of management attention, financial loss and other similar harms. Security incidents and attendant consequences may negatively impact our ability to grow and operate our business and may result in a loss of confidence in us and our ability to conduct clinical trials, which could delay the clinical development of our product candidates.

Our contracts may not always contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all or that such coverage will pay future claims. Additionally, our sensitive data could be leaked, disclosed or revealed as a result of, or in connection with, our employees’, personnel’s or vendors’ use of generative AI technologies.

We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Any actual or perceived failure to comply with these obligations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation (including class claims), negative publicity or other adverse consequences that could negatively affect our operating results and business.

In the ordinary course of business, we and our partners process sensitive data. As a result, we and our partners may be subject to numerous data privacy and security obligations, such as various federal, state and foreign laws and regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements and other obligations relating to data privacy and security. In the United States, numerous federal, state and local governments have enacted laws and regulations, including state data breach notification laws, state health information privacy laws, federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act, or the FTCA) and other similar regulations (e.g., wiretapping) that govern the processing of sensitive data, including health-related information. For example, HIPAA, as amended by HITECH, imposes specific requirements relating to the privacy, security and transmission of individually identifiable protected health information.

Even when HIPAA does not apply, according to the FTC failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of the FTCA. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

In addition, numerous U.S. states—including California, Virginia, Colorado, Connecticut and Utah—have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling and automated decision-making. The exercise of these rights may impact our business. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. Failure to comply with these laws, where applicable, can result in significant statutory fines. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act of 2020, or CPRA, collectively the CCPA, applies to personal data of consumers, business representatives and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines of up to $7,500 per intentional violation and allows private litigants to recover significant statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. The CCPA and other comprehensive U.S. state privacy laws exempt some data processed in the context of clinical trials, but these developments may further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties with whom we work. A number of similar privacy laws are also being considered in several other states as well as at the federal level, which may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs or changes in business practices and policies. The existence of comprehensive privacy laws in different states in the country would make our compliance obligations more complex and costly and may increase the likelihood that we may be subject to enforcement actions or otherwise incur liability for noncompliance.

Outside the United States, an increasing number of laws and regulations, including Australia’s Privacy Act, the European Union’s General Data Protection Regulation, or the EU GDPR, and the United Kingdom’s General Data Protection Regulation, or UK GDPR, and, together with the EU GDPR, the GDPR, may also apply to our processing of sensitive data, including health-related and other personal data.

The GDPR imposes stringent requirements for processing personal data. The GDPR, together with national legislation, regulations and guidelines of the European Economic Area, or EEA, member states and the United Kingdom governing the processing of personal data, imposes strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting. In particular, these obligations and restrictions concern the consent of the individuals to whom the personal data relates, the information provided to the individuals, the transfer of personal data out of the EEA or the United Kingdom, security breach notifications, security and confidentiality of the personal data and imposition of substantial potential fines for breaches of the data protection obligations. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements, temporary or definitive bans on data processing, private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests, and potential fines for noncompliance of up to €20 million (£17.5 million) or 4% of the annual global revenues of the noncompliant company, whichever is greater.

In addition, we may be unable to transfer personal data from the EEA and other jurisdictions to the United States or other countries due to data localization requirements or limitations on cross-border data flows. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the EEA and the United Kingdom have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and United Kingdom to the United States in compliance with law, such as the EEA’s standard contractual clauses, the United Kingdom’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework, or the Framework, and the United Kingdom extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the United Kingdom or other jurisdictions to the United States, or if the requirements for a legally compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and United Kingdom to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants and activist groups.

Implementing mechanisms to endeavor to ensure compliance with the GDPR and relevant local legislation in EEA member states and the United Kingdom may be onerous and may interrupt or delay our development activities, and adversely affect our business, financial condition, results of operations and prospects. In addition to the foregoing, a breach of the GDPR or other applicable data privacy, data protection and security laws and regulations could result in regulatory investigations, reputational damage and orders to cease or change our use of data, enforcement notices or potential civil claims including class-action-type litigation.

Our employees and personnel use AI and ML generative modeling tools to assist in our discovery efforts and product development. The disclosure and use of personal data in AI and ML technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions and lawsuits. If we are unable to use generative AI, our drug discovery efforts may be less efficient and our ability to further expand our pipeline may be impaired.

We are bound by other contractual obligations related to data privacy and security, and our efforts to comply with those obligations may not be successful.

We publish privacy policies, marketing materials and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Obligations related to data privacy and security (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources and may necessitate changes to our services, information technologies, systems and practices and to those of any third parties that process personal data on our behalf.

Compliance with U.S. and foreign data privacy and security laws, rules and regulations could require us to take on more onerous obligations in our contracts, require us to engage in costly compliance exercises, restrict our ability to collect, use and disclose sensitive data, or, in some cases, impact our or our partners’ or suppliers’ ability to operate in certain jurisdictions. Each of these constantly evolving laws can be subject to varying interpretations. Any actual or perceived failure to comply with U.S. and foreign data protection laws and regulations could result in government investigations and enforcement actions (which could include civil or criminal penalties), fines, private litigation or adverse publicity and could negatively affect our operating results and business. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Moreover, patients about whom we or our partners obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Risks Related to Our Reliance on Third Parties

We have relied and expect to continue to rely on third parties to conduct our preclinical studies and clinical trials. If those third parties do not perform as contractually required, fail to satisfy legal or regulatory requirements, miss expected deadlines or terminate the relationship, our development programs could be delayed, more costly or unsuccessful, and we may never be able to seek or obtain regulatory approval for or commercialize our product candidates.

We rely and intend to rely in the future on third-party clinical investigators, CROs and clinical data management organizations to conduct, supervise and monitor preclinical studies and clinical trials of our current or future product candidates. Because we currently rely and intend to continue to rely on these third parties, we will have less control over the timing, quality and other aspects of preclinical studies and clinical trials than we would have if we were to conduct them independently. These parties are not, and will not be, our employees and we will have limited control over the amount of time and resources that they dedicate to our programs. Additionally, these parties may have contractual relationships with other entities (some of whom may be our competitors), which may draw time and resources from our programs. For example, we rely on CROs located or operating in China and Ukraine, among others, to conduct certain of our preclinical research and discovery activities and/or our clinical trials. It is unknown how the status of current or future U.S.-China relations or the ongoing conflict in Ukraine will affect our ability to rely on these CROs to conduct our current and future preclinical studies or clinical trials.

Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each indication to establish the product candidate’s safety or efficacy for that indication. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities and clinical trial sites by, applicable regulatory authorities.

Large-scale clinical trials require significant financial and management resources, and reliance on third-party clinical investigators, CROs, partners or consultants. Relying on third-party clinical investigators or CROs may force us to encounter delays and challenges that are outside of our control. We may not be able to demonstrate sufficient comparability between products manufactured at different facilities to allow for inclusion of the clinical results from participants treated with products from these different facilities, in our product registrations. Further, our third-party clinical manufacturers may not be able to manufacture our product candidates or otherwise fulfill their obligations to us because of interruptions to their business, including the loss of their key staff or interruptions to their raw material supply.

Our reliance on these third parties for development activities will reduce our control over these activities. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable trial protocol and legal, regulatory and scientific standards, and our reliance on the CROs, clinical trial sites and other third parties does not relieve us of these responsibilities. For example, we will remain responsible for ensuring that each of our preclinical studies is conducted in accordance with good laboratory practices, or GLPs, and clinical trials are conducted in accordance with GCPs. Moreover, the FDA and comparable foreign regulatory authorities require us to comply with GCPs for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Regulatory authorities enforce these requirements through periodic inspections (including pre-approval inspections once an NDA or BLA is submitted to the FDA) of trial sponsors, clinical investigators, trial sites and certain third parties, including CROs. If we, our CROs, clinical trial sites or other third parties fail to comply with applicable GCPs or other regulatory requirements, we or they may be subject to enforcement or other legal actions, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials complies with GCPs. Moreover, our business may be significantly impacted if our CROs, clinical investigators or other third parties violate federal or state healthcare fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

If we need to repeat, extend, delay or terminate our clinical trials because these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, our clinical trials may need to be repeated, extended, delayed or terminated and we may not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates, and we will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates or we or they may be subject to regulatory enforcement actions. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed. To the extent we are unable to successfully identify and manage the performance of third-party service providers in the future, our business may be materially and adversely affected.

If any of our relationships with these third parties terminate, we may not be able to enter into alternative arrangements or do so on commercially reasonable terms. Switching or adding additional contractors or vendors involves additional cost and time and requires management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays could occur, which could compromise our ability to meet our desired development timelines. In addition, if an agreement with any of our collaborators terminates, our access to technology and intellectual property licensed to us by that collaborator may be restricted or terminate entirely, which may delay our continued development of our product candidates utilizing the collaborator’s technology or intellectual property or require us to stop development of those product candidates completely.

In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of regulatory approval of one or more of our product candidates.

We rely on third-party manufacturers and suppliers to supply our product candidates. The loss of our third-party manufacturers or suppliers, or their failure to comply with applicable regulatory requirements or to supply sufficient quantities at acceptable quality levels or prices, within acceptable timeframes, or at all, would materially and adversely affect our business, financial condition, results of operations and prospects.

We currently rely, and expect to continue to rely, on third-party contract developers and manufacturers to manufacture bulk drug substances, drug products, raw materials, samples, components and other materials for our product candidates.

Reliance on third-party CMOs may expose us to different risks than if we were to manufacture product candidates ourselves. There can be no assurance that our preclinical and clinical development supplies will not be limited, interrupted, terminated or will be of satisfactory quality or be available at acceptable prices, including as we expand the size and number of clinical trials. In addition, replacing a CMO could require significant effort and time because there may be a limited number of qualified replacements.

The manufacturing process for our product candidates is subject to review by the FDA and other foreign regulatory authorities to the extent applicable. We and our suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards, such as current good manufacturing practices, or cGMPs. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the FDA and foreign regulatory authorities. If our CMOs cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or comparable foreign regulatory authorities, we may not be able to rely on their facilities for the manufacture of elements of our product candidates. Moreover, we do not conduct the manufacturing process ourselves and are dependent on our CMOs for manufacturing in compliance with current regulatory requirements. If any of our manufacturers fail to comply with those requirements or to perform its obligations in relation to quality, timing or otherwise, or if our projected manufacturing capacity or supply of materials becomes limited, delayed, interrupted or more costly than anticipated, we may be forced to enter into an agreement with another third party, which we may not be able to do in a timely manner or on reasonable terms, or at all. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such to another third party.

These factors would increase our reliance on a CMO or require us to obtain a license from that CMO to enable us to manufacture, or to have another third party manufacture, our product candidates. If we are required to change CMOs for any reason, we will be required to verify that the new CMO maintains facilities and procedures that comply with applicable quality standards and regulations and guidelines and we may be required to repeat some of the development program. The delays and costs associated with the verification of a new CMO could negatively affect our ability to develop product candidates in a timely manner or within budget.

We expect to continue to rely on third-party CMOs if we receive regulatory approval for any product candidate. To the extent that we have existing, or enter into future, manufacturing arrangements with third parties, we will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. Any manufacturing facilities used to produce our product candidates will be subject to periodic review and inspection by the FDA and foreign regulatory authorities, including for continued compliance with cGMPs, quality control, quality assurance and corresponding maintenance of records and documents. If we are unable to obtain or maintain third-party manufacturing for product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our product candidates successfully. Our, or a third party’s, failure to execute on our manufacturing requirements, comply with cGMPs or maintain a compliance status acceptable to the FDA or other applicable foreign regulatory authorities could adversely affect our business in a number of ways, including:

•	an inability to initiate or continue preclinical studies or clinical trials of product candidates;

•	a delay in submitting regulatory applications, or receiving regulatory approvals, for product candidates;

•	a loss of the cooperation of existing or future collaborators;

•	in the event of approval to market and commercialize a product candidate, an inability to meet commercial demands for our products; and

•

regulatory enforcement actions against our manufacturers or us, including fines and civil and criminal penalties, which could result in imprisonment, suspension or restrictions of production, injunctions, delay or denial of product approval or supplements to approved products, clinical holds or termination of clinical trials, warning or untitled letters, regulatory authority communications warning the public about safety issues with the biologic, refusal to permit the import or export of the products, requirements to cease distribution of the products, product seizure, detention or recall, operating restrictions, suits under the civil FCA, corporate integrity agreements, consent decrees or withdrawal of product approval.

Additionally, our CMOs may experience difficulties due to resource constraints or as a result of labor disputes, unstable political environments, natural disasters, epidemics or outbreaks, among other things. If our CMOs were to encounter any of these difficulties, our ability to provide our product candidates to participants in preclinical and clinical trials, or to provide product for treatment of participants if approved, would be jeopardized.

The operations of our suppliers, some of which are located outside of the United States, are subject to additional risks that are beyond our control and that could harm our business, financial condition, results of operations and prospects.

Certain of our suppliers are located outside of the United States. As a result, we are subject to risks associated with doing business abroad, including:

•	political unrest, terrorism, labor disputes and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured;

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the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, taxes and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds, particularly new or increased tariffs imposed on imports from countries where our suppliers operate;

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greater challenges and increased costs with enforcing and periodically auditing or reviewing our suppliers’ and manufacturers’ compliance with cGMPs or status acceptable to the FDA or foreign regulatory authorities;

•	reduced protection for intellectual property rights, including trademark protection, in some countries;

•	disruptions in operations due to global, regional, or local public health crises or other emergencies or natural disasters;

•	disruptions or delays in shipments; and

•	changes in local economic conditions in countries where our manufacturers or suppliers are located.

These and other factors beyond our control could interrupt our suppliers’ production, influence the ability of our suppliers to export our clinical supplies cost-effectively or at all, inhibit our suppliers’ ability to procure certain materials or delay or increase the cost of certain preclinical development programs, any of which could harm our business, financial condition, results of operations and prospects.

We have entered, and may in the future enter into additional, collaborations or licensing arrangements, which are important to our business. If we are unable to enter into new collaborations or licenses, or if we fail to realize the benefits of any current or future collaborations or licensing arrangements, our business, financial condition, results of operations and prospects could be adversely affected.

A key part of our strategy is to strategically evaluate and, as we deem appropriate, enter into collaborations or partnerships, including with major biotechnology or pharmaceutical companies to advance our current or future product candidates. We have previously entered into collaborations with Pfizer Inc., or Pfizer, Janssen Pharmaceutica NV, a Johnson & Johnson company, or J&J and Terray Therapeutics, Inc. to conduct various research and development activities. Our agreement with Pfizer expired by its terms in 2025 and, as of the date of this prospectus, we do not anticipate generating any additional revenue from our agreements with either Pfizer or J&J. We have limited capabilities for product development and do not yet have any capability for commercialization. Accordingly, we may continue to enter into collaborations with other companies in the future to provide us with funding for our programs and technology. Any of our existing or future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Our current product candidates are designed to address targets that we believe are of high interest to pharmaceutical partners.

Our current collaborations and any future collaborations we enter into pose a number of risks, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply;

•	collaborators may not perform their obligations as expected;

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collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs or license arrangements based on clinical trial or test results, changes in the collaborators’ strategic focus or available funding or external factors, such as a strategic transaction that may divert resources or create competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products and product candidates if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

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collaborators may own or co-own intellectual property covering our product candidates that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property;

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product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates, if approved;

•	collaborators may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution or marketing of a product candidate or product;

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collaborators with marketing, manufacturing and distribution rights to one or more of our product candidates that achieve regulatory approval, if any, may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out the marketing and distribution of such product or products;

•	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws, resulting in civil or criminal proceedings;

•	we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

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disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or terminations of the research, development or future commercialization of product candidates, if approved, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•	collaborators may seek to amend or modify the terms of any collaboration;

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collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in such a way as to invite actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

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if a collaborator of ours is involved in a business combination, the collaborator might deemphasize or terminate the development or future commercialization of any product candidate licensed to it by us.

If our collaborations do not result in the successful discovery, development and future commercialization of product candidates, if approved, or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments we are owed under such collaboration and could be required to raise additional capital to pursue further development or future commercialization of the applicable product candidates. Additionally, if one of our collaborators terminates its agreement with us, we may lose rights that are important to our business or find it more difficult to attract new collaborators, and our perception in the business and financial communities could be adversely affected.

We face significant competition in seeking appropriate partners for our product candidates, and the negotiation process is time-consuming and complex. In order for us to successfully partner our product candidates, potential partners must view these product candidates as economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other available products for licensing by other companies.

Collaborations are complex, expensive and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Our ability to reach a definitive agreement for a collaboration will depend upon, among other things, our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Additionally, our collaboration agreements may contain non-competition provisions that could limit our ability to enter into strategic collaborations with future collaborators or restrict our ability to commercialize products on our own, if approved.

If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization, if approved, or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or future commercialization activities at our own expense. If we elect to increase our expenditures to fund development or future commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms, or at all. If we fail to enter into collaborations or do not have sufficient funds or expertise to undertake the necessary development and future commercialization activities, we may not be able to further develop our product candidates, bring them to market, if approved, and generate revenue from sales of drugs or continue to develop our technology, and our business, financial condition, results of operations and prospects could be adversely affected. Even if we are successful in our efforts to establish new strategic partnerships, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such strategic partnerships if, for example, development or approval of a product candidate is delayed or sales of any approved product are disappointing. Any delay in entering into new strategic partnership agreements related to our product candidates could delay the development and future commercialization of our product candidates, if approved, and reduce their competitiveness even if they reach the market. See the section of this prospectus titled “Business—License and Collaboration Agreement” for more information on our collaboration agreements.

Risks Related to This Offering and Ownership of Our Common Stock

We recently remediated a material weakness in our internal control over financial reporting. If we experience additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting or disclosure controls in the future, we may be unable to produce accurate and timely financial statements or detect acts of fraud, which may adversely affect investor confidence in us, and, as a result, the value of our common stock, or result in delisting, sanctions or other penalties that could harm our business.

To comply with the requirements of being a public company, we will need to undertake various actions, including implementing new internal controls and procedures. The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We previously identified a material weakness in our internal control over financial reporting for the years ended December 31, 2023 and 2022. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness we identified related to (a) insufficient segregation of duties in the financial statement close process and (b) a lack of sufficient levels of staff with public company and technical accounting experience to maintain proper control activities and perform risk assessment and monitoring activities. We determined that, as of December 31, 2024, the material weakness had been remediated.

We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We must design our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Any failure to remediate any material weakness or develop or maintain effective controls when we become subject to this requirement could negatively affect the results of periodic management evaluations regarding the effectiveness of our internal control over financial reporting that we will be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act, harm our operating results, cause us to fail to meet our reporting obligations or result in a restatement of our prior period financial statements. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our common stock could decline as a result. In addition, if we are unable to continue to meet these requirements, we may be delisted from Nasdaq.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of (i) our second annual report or (ii) the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, or a “smaller reporting company” as defined by the SEC.

Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, we may not be able to produce timely and accurate financial statements or detect acts of fraud. If that were to happen, our investors could lose confidence in our reported financial information, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities including equivalent foreign authorities.

An active and liquid trading market for our common stock may not develop and you may not be able to resell your shares of common stock at or above the initial public offering price, if at all.

Prior to this offering, no market for shares of our common stock existed. We have applied to list our common stock on Nasdaq under the symbol “ODTX.” However, there is no assurance that our application to list our common stock on Nasdaq will be approved. Even if our common stock is listed and this offering is consummated, an active or liquid trading market for our common stock may never develop or be sustained. To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliated public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and affiliated stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell your shares, if at all. Moreover, the initial public offering price for our common stock will be determined through negotiations with the underwriters, and may vary from the market price of our common stock following this offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price, at the time you wish to sell them, or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock in the future, and may impair our ability to enter into strategic collaborations or acquire companies or products by using our shares of common stock as consideration.

Our stock price may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

The market price of our common stock is likely to be volatile and could fluctuate widely in response to many factors, including but not limited to:

•	results of our preclinical studies and clinical trials, and the results of trials of our competitors or those of other companies in our market sector;

•	volatility and instability in the financial and capital markets;

•	announcements by competitors that impact our competitive outlook;

•	developments with respect to our product candidates, or similar products or product candidates against which we compete;

•	the results of our efforts to discover, develop, acquire or in-license additional current or future product candidates;

•	additions or departures of key personnel;

•	developments with respect to patents or other intellectual property rights;

•	announcements of technological innovations, new product candidates, new products or new contracts by us or our competitors;

•	announcements relating to strategic transactions, including acquisitions, dispositions, collaborations, licenses or similar arrangements;

•	actual or anticipated variations in our operating results due to the level of development expenses and other factors;

•	changes in financial estimates by equity research analysts and whether our earnings (or losses) meet or exceed such estimates;

•	announcement or expectation of additional financing efforts and receipt, or lack of receipt, of funding in support of conducting our business;

•	sales or the perception of potential sales of our common stock by us, our insiders, or other stockholders, or issuances by us of shares of our common stock in connection with strategic transactions;

•	expiration of market standoff or lock-up agreements described in the section of this prospectus titled “Underwriting”;

•	regulatory developments within, and outside of, the United States, including changes in the structure of healthcare payment systems;

•	litigation or arbitration;

•	pandemics, natural disasters or major catastrophic events; and

•	general economic, political and market conditions and other factors, including any such changes specific to the pharmaceutical and biotechnology sectors.

In recent years, the stock market in general, and the market for pharmaceutical and biotechnology companies in particular, has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering.

We or our directors or officers may be subject to securities litigation, which is expensive and could divert management attention.

We may be the target of securities litigation in the future, including based on volatility in the market price of our stock. The stock market in general, and The Nasdaq Stock Market LLC and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. The market price of our common stock is likely to be volatile. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. Our directors or officers may in the future also become involved in securities or other litigation in the context of any roles with other public companies. Securities litigation (including the cost to defend against, and any potential adverse outcome resulting from, any such proceeding) can be expensive and time-consuming, damage our reputation and divert our management’s and board of directors’ attention from other business concerns, which could seriously harm our business, financial condition, results of operations and prospects.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will suffer immediate and substantial dilution with respect to the common stock you purchase in this offering. Specifically, assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and that the underwriters do not exercise their option to purchase additional shares of common stock in this offering, you will incur immediate dilution of $     per share. That number represents the difference between the assumed initial public offering price of $      per share and our pro forma net tangible book

value per share as of December 31, 2025, after giving effect to (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of     shares of our common stock immediately prior to the closing of this offering, (ii) the automatic exercise of outstanding warrants issued in connection with our Series D Preferred Stock Financing, or the Common Stock Warrants, on a net exercise basis, into an aggregate of      shares of our common stock immediately prior to the closing of this offering, (iii) the automatic conversion of all outstanding shares of our non-voting common stock into an aggregate of     shares of our common stock upon the closing of this offering and (iv) the filing and effectiveness of our Certificate of Incorporation to be effective immediately prior to the closing of this offering.

Furthermore, pursuant to our 2026 Long-Term Incentive Plan, or the 2026 Plan, adopted in connection with the closing of this offering, our management is authorized to grant stock options to our employees, directors and consultants. Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2026 Plan and pursuant to the 2026 Employee Stock Purchase Plan, or the ESPP, is     shares and     shares, respectively. Additionally, the number of shares of our common stock reserved for issuance under the 2026 Plan will automatically increase on January 1 of each year, beginning on January 1, 2027 and continuing through January 1, 2036, in an amount equal to 5% of the total number of shares of our capital stock (including shares underlying pre-funded warrants with an exercise price per share of $0.01 or less) outstanding on December 31 of the immediately preceding calendar year, and the number of shares of our common stock reserved for issuance under the ESPP will automatically increase on January 1 of each year, beginning on January 1, 2027 and continuing through and including January 1, 2036, in an amount equal to the lesser of (i) 1% of the total number of shares of our capital stock outstanding on December 31 of the immediately preceding year and (ii)     shares of our common stock, in each case unless our board of directors provides for a less number. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall. As of December 31, 2025, in addition to the Common Stock Warrants from our Series D Preferred Stock Financing, we also had      shares of our common stock issuable upon the exercise of an outstanding warrant to purchase Series A-2 convertible preferred stock held by Pacific Western Bank, at an exercise price of $     per share (after giving effect to the conversion of our convertible preferred stock into common stock).

For a further description of the dilution you will experience immediately after this offering, see the section of this prospectus titled “Dilution.”

Our quarterly and annual operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts or any guidance we may publicly provide, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to quarterly and annual fluctuations that may, in turn, cause the price of our common stock to fluctuate substantially. Our net loss and other operating results will be affected by numerous factors, including, among other things, the results and timing of preclinical studies and ongoing and future clinical trials, or the addition or termination of any such preclinical studies or clinical trials.

If our quarterly or annual operating results fall below the expectations of investors or securities analysts or any forecasts or guidance we may provide to the market, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide. We believe that quarterly or annual comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Because we do not anticipate paying any dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared nor paid dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development, operation and expansion of our business and we do not anticipate declaring or paying any dividends in the foreseeable future. As a result, capital appreciation of our common stock, which may never occur, will be your sole source of gain on your investment for the foreseeable future.

We have broad discretion in how we use the net proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering, including for any of the purposes described in the section of this prospectus titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Our board of directors will be authorized to issue and designate shares of our preferred stock without stockholder approval.

Our Certificate of Incorporation, which will be effective immediately prior to the closing of this offering, will authorize our board of directors, without the approval of our stockholders, to issue shares of preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our Certificate of Incorporation, and to establish from time to time the number of shares of preferred stock to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of convertible preferred stock may be senior to or on parity with our common stock, which may reduce our common stock’s value.

We may engage in a variety of strategic transactions, including acquisitions, dispositions, joint ventures or making investments in other companies or technologies, that could negatively affect our operating results, dilute our stockholders’ ownership, create or increase indebtedness or cause us to incur significant expense.

As part of our business strategy, we may pursue acquisitions of assets or licenses of assets, including preclinical, clinical or commercial stage products or product candidates, or businesses, dispose of certain of our product candidates or businesses and enter into strategic alliances, joint ventures and collaborations, all in order to expand our existing technologies and operations or otherwise generate capital to advance our product candidates.

Any potential transaction may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of indebtedness, contractual obligations or contingent liabilities;

•	the issuance of our equity securities;

•	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing product programs and initiatives in pursuing a strategic transaction;

•	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

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risks and uncertainties associated with the other party to such a transaction, including the prospects of that party, their regulatory compliance status, and their existing products or product candidates and marketing approvals; and

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our inability to generate revenue from acquired technology or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In the future, we may not be able to find suitable partners or acquisition candidates, and we may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, and we could assume unknown or contingent liabilities. If we engage in a disposition, we may have difficulty replacing the assets we sold or in separating our continuing operations from those of the business we sold. Any future acquisitions also could result in the incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a negative impact on our cash flows, financial condition and results of operations. Integration of an acquired company also may disrupt ongoing operations and require management resources that we would otherwise focus on developing our existing business. We may experience losses related to investments in other companies, which could harm our financial condition and results of operations. We may not identify or complete these transactions in a timely manner, on a cost-effective basis or at all, and we may not realize the anticipated benefits of any acquisition, license, strategic alliance or joint venture.

To finance certain transactions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses or acquire intangible assets that could result in significant amortization expense. If the price of our common stock is low or volatile, we may not be able to acquire other companies or fund a joint venture project using our common stock as consideration. Alternatively, it may be necessary for us to raise additional funds for these activities through public or private financings or through the issuance of debt. Additional funds may not be available on terms that are favorable to us, or at all, and any debt financing may involve covenants limiting or restricting our ability to take certain actions.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity securities.

Based on      shares of our common stock outstanding as of December 31, 2025, including      shares of unvested restricted common stock, after giving effect to (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of      shares of our common stock immediately prior to the closing of this offering, (ii) the automatic exercise of the Common Stock Warrants, on a net exercise basis, into an aggregate of      shares of our common stock immediately prior to the closing of this offering and (iii) the automatic conversion of all outstanding shares of our non-voting common stock into an aggregate of      shares of our common stock upon the closing of this offering, we will have outstanding a total of    shares of our common stock, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or other securities subsequent to such date. The     shares of our common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will (unless they are purchased by one of our affiliates) be freely tradable, without restriction, in the public market immediately following this offering.

Our directors and executive officers and holders of substantially all of our outstanding securities have entered into lock-up agreements with the underwriters pursuant to which they may not, with certain exceptions, for a period of 180 days from the date of this prospectus, offer, sell or otherwise transfer or dispose of any of our securities, without the prior written consent of the representatives of the underwriters. However, the representatives may permit our officers, directors and other security holders who are subject to the lock-up agreements to sell shares prior to the expiration of the lock-up agreements at any time in their sole discretion. See the section of this prospectus titled “Underwriting.” Sales of these shares, or perceptions that they will be sold, could cause the trading price of our common stock to decline. After the lock-up agreements expire, an additional      shares of our common stock will be eligible for sale in the public market, of which      shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, the      shares of our common stock that are subject to outstanding options under the 2021 Plan as of December 31, 2025 will become eligible for sale in the public market after this offering, to the extent permitted by the provisions of various vesting schedules, the lock-up agreements (and the exceptions thereto) and Rule 144 and Rule 701 under the Securities Act. If these additional shares of our common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of      shares of our outstanding common stock, or approximately    % of our total outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock and no exercise of outstanding options or other securities) based on      shares outstanding as of December 31, 2025 (after giving effect to (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of      shares of our common stock immediately prior to the closing of this offering (ii) the automatic exercise of the Common Stock Warrants, on a net exercise basis, into an aggregate of      shares of our common stock immediately prior to the closing of this offering and (iii) the automatic conversion of all outstanding shares of our non-voting common stock into an aggregate of      shares of our common stock upon the closing of this offering), will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. See the section of this prospectus titled “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could adversely affect the trading price of our common stock.

Conflicts of interest may arise because some members of our board of directors are representatives of our principal stockholders.

Certain of our principal stockholders or their affiliates are venture capital funds or other investment vehicles that could invest in entities that directly or indirectly compete with us. As a result of these relationships, when conflicts arise between the interests of the principal stockholders or their affiliates and the interests of other stockholders, members of our board of directors that are representatives of the principal stockholders may not be disinterested.

Our principal stockholders and management own a significant percentage of our common stock and will be able to control matters subject to stockholder approval.

Based on      shares of our common stock outstanding as of December 31, 2025, including      shares of unvested restricted common stock, after giving effect to (i) the conversion of all shares of our convertible preferred stock into an aggregate of      shares of our common stock immediately prior to the closing of this offering, (ii) the automatic exercise of the Common Stock Warrants, on a net exercise basis, into an aggregate of      shares of our common stock immediately prior to the closing of this offering and (iii) the automatic conversion of all outstanding shares of our non-voting common stock into an aggregate of      shares of our common stock upon the closing of this offering, our executive officers, directors and holders of 5% or more of our

capital stock beneficially owned approximately      % of our voting stock and, upon the completion of this offering, that same group will beneficially own approximately      % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock and no exercise of outstanding options or other securities). The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could delay or prevent our change of control, even if such a change of control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of us or of our assets and might affect the prevailing market price of our common stock. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time and resources to new compliance initiatives.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Complying with these rules and regulations has increased and will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are required to disclose changes made in our internal control over financial reporting on a quarterly basis. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could significantly harm our business, financial condition, results of operations and prospects. We plan to hire additional financial reporting, internal control and other finance personnel or consultants in order to develop and implement appropriate internal control and reporting procedures, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and prospects may be significantly harmed.

Our ability to use our net operating loss, or NOL, carryforwards and certain other tax attributes to offset taxable income or taxes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. As of December 31, 2025, we had U.S. federal

NOL carryforwards of approximately $     and research and development credits of approximately $    , and state NOL carryforwards of approximately $     and research and development credits of approximately $    . Under the Internal Revenue Code of 1986, as amended, or the Code, our U.S. federal NOL carryforwards will not expire and may be carried forward indefinitely but the deductibility of such NOL carryforwards is limited to no more than 80% of current year taxable income (with certain adjustments). In addition, under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. We have not completed a Section 382 study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since our formation due to the complexity and cost associated with such a study; however, we have completed several fundraises in recent years, increasing the likelihood that there have been changes in our ownership that would limit our ability to utilize our tax attribute carryforwards. Furthermore, there may be additional ownership changes in the future, including in connection with this offering or as a result of subsequent changes in our stock ownership, some of which may be outside of our control. If we have undergone or undergo an ownership change, and our ability to use our pre-change NOL carryforwards and other pre-change tax attributes (such as research tax credits) to offset our post-change income or taxes is limited, it would harm our future results of operations by effectively increasing our future tax obligations. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. In addition, at the state level, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase our state taxes owed. As a result, even if we attain profitability, we may be unable to use all or a material portion of our NOL carryforwards and other tax attributes, which could adversely affect our future cash flows.

Recent and future changes to tax laws could materially adversely affect us.

The tax regimes we are subject to or operate under, including with respect to income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws, regulations, or rulings, or changes in interpretations of existing laws and regulations, could materially adversely affect us. For example, the Tax Cuts and Jobs Act of 2017, the Coronavirus Aid, Relief, and Economic Security Act, and the IRA enacted many significant changes to U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to such legislation may affect us, and certain aspects thereof could be repealed or modified in future legislation. For example, the IRA includes provisions that will impact the U.S. federal income taxation of certain corporations, including imposing a 15% minimum tax on the book income of certain large corporations and a 1% excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. In addition, many countries in Europe, as well as a number of other countries and organizations (including the Organization for Economic Cooperation and Development and the European Commission) have proposed, recommended or (in the case of countries) enacted or otherwise become subject to changes to existing tax laws or new tax laws that could significantly increase our tax obligations in the countries where we do business or require us to change the manner in which we operate our business.

We are an “emerging growth company” and a “smaller reporting company” and our election of reduced reporting requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the

Sarbanes-Oxley Act reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements in this prospectus. We could be an emerging growth company for up to five years following the completion of this offering, although circumstances could cause us to lose that status earlier, including if we are deemed to be a “large accelerated filer,” which occurs when the market value of our common stock that is held by non-affiliates exceeds $700.0 million, measured on the last business day of our second fiscal quarter, or if we have total annual gross revenue of $1.235 billion or more during any fiscal year, in which cases we would no longer be an emerging growth company as of the last day of the fiscal year, or if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, in which case we would no longer be an emerging growth company immediately. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and therefore we will not be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

We are also a “smaller reporting company” as defined in the Exchange Act. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter. Even after we no longer qualify as an emerging growth company, we could still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.

Our failure to meet Nasdaq’s continued listing requirements could result in a delisting of our common stock.

If we are approved for listing, and after listing we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our common stock. Such a delisting would have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with the listing requirements of Nasdaq.

Anti-takeover provisions in our organizational documents and under Delaware law could prevent or delay an acquisition of us that may be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Each of our Certificate of Incorporation and Bylaws that will be effective immediately prior to the closing of this offering contain provisions that could delay or prevent a change in control of Odyssey. These provisions could also make it difficult for stockholders to elect directors who are not nominated by current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions:

•	establish a staggered board of directors divided into three classes serving staggered three-year terms, such that not all members of our board of directors will be elected at one time;

•

authorize our board of directors to issue one or more new series of preferred stock without stockholder approval and create, subject to applicable law, one or more series of preferred stock with preferential rights to dividends or our assets upon liquidation, or with superior voting rights to our existing common stock;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	eliminate the ability of our stockholders to fill vacancies on our board of directors;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at our annual stockholder meetings;

•	permit our board of directors to establish the number of directors;

•	provide that our board of directors is expressly authorized to make, alter or repeal our Bylaws;

•

provide that stockholders can remove directors only for cause and only upon the approval of not less than 66-2/3% of all outstanding shares of our capital stock entitled to vote generally in the election of directors, voting as a single class;

•

require the approval of not less than 66-2/3% of all outstanding shares of our capital stock entitled to vote generally in the election of directors, voting as a single class, for a stockholder amendment to our Bylaws (absent approval of our board of directors) and to amend specific provisions of our Certificate of Incorporation; and

•	specify the jurisdictions in which certain stockholder litigation may be brought.

In addition, Section 203 of General Corporation Law of the State of Delaware, or the DGCL, may discourage, delay or prevent a change in control of us. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock.

Our Certificate of Incorporation designates certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our Certificate of Incorporation, to be effective immediately prior to the closing of this offering, will provide that, to the fullest extent permitted by law, derivative actions brought in our name or actions against directors, officers and employees for breach of fiduciary duty, arising pursuant to any provision of the DGCL, our Certificate of Incorporation or Bylaws, or governed by the internal affairs doctrine, may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (i) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of

Chancery within 10 days following such determination), (ii) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or (iii) for which the Court of Chancery does not have subject matter jurisdiction. In addition, our Certificate of Incorporation designates the federal district courts of the United States as the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act; however, such exclusive forum provision does not apply to claims brought to enforce a duty or liability created by the Exchange Act. The validity and enforceability of such provision is uncertain in a number of courts other than the Delaware Supreme Court and certain other state courts.

Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may result in increased costs to stockholders to bring a claim for any such dispute and may have the effect of discouraging lawsuits against us or our directors and officers. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to this exclusive forum provision, but will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations promulgated thereunder.

If securities or industry analysts do not publish research or reports about our business, or if they publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced in part by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over the industry or securities analysts, or the frequency of or content and opinions included in their reports and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, or if analysts cease coverage of us or do not publish reports on us on a regular basis, we could lose visibility in the financial markets, and the trading price for our common stock could be impacted negatively. If any of the analysts who cover us publish inaccurate or unfavorable research or opinions regarding us, our business model, our intellectual property or our stock performance, or if our preclinical studies and clinical trials and operating results fail to meet the expectations of analysts, our stock price would likely decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, product candidates, plans for and results of preclinical studies and clinical trials, research and development costs, manufacturing plans, regulatory approvals, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negatives of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our preclinical studies, clinical trials and research programs for our product candidates, including OD-07656 and OD-0167571;

•	the beneficial characteristics, safety and efficacy of our product candidates and the potential advantages of our product candidates compared to alternative therapies;

•	the prevalence of certain diseases and conditions we intend to treat and the size of the market opportunity for our product candidates;

•	estimates of the number of patients with certain diseases and conditions we intend to treat and the number of patients that we will enroll in our clinical trials;

•	the timing or likelihood of regulatory filings and approval for our product candidates;

•	our ability to meet future regulatory standards with respect to our product candidates, if approved;

•	our plans relating to the further development and manufacturing of our product candidates, including for additional indications that we may pursue;

•	the rate and degree of market acceptance and therapeutic benefits of our product candidates, if approved;

•	our ability to develop or partner and progress our current and future product candidates;

•	the implementation of our strategic plans for our business, product candidates, research programs and technologies;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

•	anticipated developments related to our competitors and our industry;

•	our competitive position and the success of competing therapies that are or may become available;

•	our ability to maintain our current license agreements and collaborations and identify and enter into future license agreements and collaborations;

•	the expected potential benefits of strategic collaborations with third parties and our ability to attract collaborators with development, regulatory, manufacturing or commercialization expertise;

•	our reliance on third parties to conduct clinical trials of or manufacture our product candidates;

•	our plans relating to sales strategy, manufacturing and commercializing our product candidates, if approved;

•	anticipated regulatory developments in the United States and foreign countries in which we may seek regulatory approval for our product candidates in the future;

•	our ability to attract and retain key scientific and management personnel;

•	our financial performance;

•	the costs of operating as a public company;

•	the sufficiency of our existing capital resources to fund our future operating expenses and capital expenditure requirements;

•	our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act or a smaller reporting company; and

•	our anticipated use of our existing resources and the proceeds from this offering, estimates of our expenses, capital requirements and needs for additional financing.

We caution you that the forward-looking statements highlighted above do not encompass all of the forward-looking statements made in this prospectus.

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section of this prospectus titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and challenging environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, other strategic transactions or investments we may make or enter into.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations about our product candidates, market position, market opportunity, market size, competitive position and the incidence of certain medical conditions, is based on or derived from publicly available information released by industry analysts and third-party sources, independent market research, industry and general publications and surveys, governmental agencies, our internal research and our industry experience. Our estimates of the potential market opportunities for our product candidates include a number of key assumptions based on our industry knowledge and industry publications, the latter of which may be based on small sample sizes and fail to accurately reflect such information, and you are cautioned not to give undue weight to such estimates. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions. Industry publications and third-party research often indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information and such information is inherently imprecise. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by independent third parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $  million (or approximately $  million if the underwriters’ option to purchase additional shares is exercised in full), based upon the assumed initial public offering price of $  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $   per share would increase (decrease) the net proceeds that we receive from this offering by approximately $   million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the net proceeds that we receive from this offering by approximately $  million, using the assumed initial public offering price, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the estimated net proceeds to us from this offering of $   million, together with our existing cash, cash equivalents and marketable securities as follows:

•	approximately $ to advance the clinical development of OD-07656, our most advanced product candidate, in two clinical trials for ulcerative colitis: as monotherapy and in combination;

•	approximately $ to advance our SLC15A4 program through IND-enabling activities and into clinical development; and

•

to fund additional discovery, preclinical and clinical activities for disclosed or future programs, enabling capabilities, and for general corporate purposes, working capital and other capital expenditures.

We may also use a portion of the net proceeds to in-license, acquire or invest in new businesses, technology or assets. Although we have no current agreements, commitments or understandings with respect to any such in-license or acquisition, we evaluate these types of opportunities and engage in related discussions with third parties from time to time. We believe, based on our current operating plan, that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will be sufficient to fund our operations into      . We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We do not have any committed external source of funds.

This expected use of net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As a result, our management will have broad discretion over the uses of the net proceeds from this offering and investors will be relying on the judgement of our management regarding the application of the net proceeds from this offering.

The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our research and development activities, the timing of patient enrollment and evolving regulatory requirements, the time and cost necessary to conduct our ongoing and planned preclinical studies and clinical trials, the results of our preclinical studies and clinical trials and other factors described in the section of this prospectus titled “Risk Factors,” as well as the amount of cash used in our operations and any unforeseen cash needs. Therefore, our actual expenditures may differ materially from the estimates described above. We may also find it necessary or advisable to use the net proceeds for other purposes.

Pending the use of the proceeds from this offering as described above, we intend to invest the net proceeds from this offering that are not used as described above in available-for-sale, investment-

grade, interest-bearing marketable securities. We cannot predict whether the proceeds invested will yield a favorable return. Our management will retain broad discretion in the application of the net proceeds we receive from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors or any authorized committee thereof, subject to applicable laws, after considering our financial condition, results of operations, capital requirements, business prospects and other factors our board of directors or such committee may deem relevant.

In addition, our ability to pay cash dividends on our capital stock in the future may be limited by the terms of any future debt or preferred securities we may issue or any credit facilities we may enter into.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term marketable securities and capitalization as of December 31, 2025 as follows:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of     shares of our common stock immediately prior to the closing of this offering, (ii) the automatic exercise of the Common Stock Warrants, on a net exercise basis, into an aggregate of     shares of our common stock immediately prior to the closing of this offering, (iii) the automatic conversion of all outstanding shares of our non-voting common stock into an aggregate of     shares of our common stock upon the closing of this offering and (iv) the filing and effectiveness of our Certificate of Incorporation, which will be effective immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis to give effect to (i) the pro forma items described immediately above, and (ii) our issuance and sale of     shares of our common stock in this offering at an assumed initial public offering price of $   per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

As of December 31, 2025
	Actual	Pro Forma	Pro Forma As Adjusted(1)
(in thousands, except share and per share data)
Cash, cash equivalents and short-term marketable securities	$

Convertible preferred stock, $0.0001 par value; 237,268,826 shares authorized, shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted
Stockholders’ (deficit) equity:

Preferred stock, $0.0001 par value; no shares authorized, issued or outstanding, actual;     shares authorized,     shares authorized, pro forma and pro forma as adjusted; no shares issued and outstanding, pro forma and pro forma as adjusted

Common stock, $0.0001 par value per share; 365,000,000 shares authorized,     shares issued and outstanding, actual;     shares authorized, pro forma and pro forma as adjusted;     shares issued and outstanding, pro forma; and     shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated other comprehensive loss
Accumulated deficit

Total stockholders’ (deficit) equity

Total capitalization	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $    , the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of the pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $    , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) each of the pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ , assuming an initial public offering price of $ , the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes included elsewhere in this prospectus, the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

The table set forth above is based on      shares of our common stock outstanding as of December 31, 2025, including      shares of our unvested restricted common stock, after giving effect to (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of      shares of our common stock immediately prior to the closing of this offering, (ii) the automatic exercise of the Common Stock Warrants, on a net exercise basis, into an aggregate of     shares of our common stock immediately prior to the closing of this offering and (iii) the automatic conversion of all outstanding shares of our non-voting common stock into an aggregate of      shares of our common stock upon the closing of this offering, and excludes:

•	shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2025, under the 2021 Plan, at a weighted average exercise price of $ per share;

•

     shares of our common stock reserved for future issuance under our 2026 Plan, which will become effective on the date immediately preceding the date on which our common stock is listed (or approved for listing) on Nasdaq, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2026 Plan and any shares underlying outstanding stock awards granted under the 2021 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section of this prospectus titled “Executive Compensation—Equity Benefit Plans”;

•

     shares of common stock reserved for future issuance under the ESPP, which will become effective on the date immediately following the date on which our common stock is listed (or approved for listing) on Nasdaq, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP; and

•

     shares of our common stock issuable upon the exercise of the PWB Warrant, at an exercise price of $    per share (after giving effect to the conversion of our convertible preferred stock into common stock).

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of December 31, 2025, we had a historical net tangible book value of $  , or $   per share of our common stock. Our net tangible book value per share represents our total tangible assets less our total liabilities, deferred offering costs and the carrying value of our convertible preferred stock, all divided by the number of shares of our common stock outstanding on such date. Our pro forma net tangible book value as of December 31, 2025 was $  , or $   per share. Pro forma net tangible book value per share represents the amount of our net tangible book value divided by the number of shares of our common stock outstanding as of December 31, 2025, after giving effect to (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of      shares of our common stock immediately prior to the closing of this offering, (ii) the automatic exercise of the Common Stock Warrants, on a net exercise basis, into an aggregate of      shares of our common stock immediately prior to the closing of this offering, (iii) the automatic conversion of all outstanding shares of our non-voting common stock into an aggregate of      shares of our common stock upon the closing of this offering and (iv) the filing and effectiveness of our Certificate of Incorporation, which will be effective immediately prior to the closing of this offering.

After giving further effect to the sale of    shares of our common stock in this offering at an assumed initial public offering price of $   per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2025 would have been approximately $   million, or approximately $   per share. This represents an immediate increase in pro forma net tangible book value of $   per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $  per share to new investors purchasing shares of our common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$

Historical net tangible book value per share as of December 31, 2025	$

Increase per share attributable to the pro forma adjustments described above	$

Pro forma net tangible book value per share as of December 31, 2025	$

Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution per share to investors purchasing common stock in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase in the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by $    , and would increase dilution per share to new investors in this offering by $    , in each case assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase of 1.0 million in the number of shares offered by us would increase our pro forma as adjusted net tangible book value per share after this offering by approximately $      per share and decrease the dilution to new investors by approximately $     per share, in each case assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase      additional shares is exercised in full, pro forma as adjusted net tangible book value after this offering would be approximately $      per share, the increase in pro forma net tangible book value per share to existing stockholders would be $      per share and the dilution per share to new investors would be $      per share, in each case assuming an initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2025, the differences between the number of shares of our common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and to be paid by the new investors purchasing shares of our common stock in this offering, at the assumed initial public offering price of common stock of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Total Shares			Total Consideration			Weighted- Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing stockholders before this offering			%	$		%	$
New investors purchasing shares in this offering			%	$		%	$

Total		100.0%		$	100.0%		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $      million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by     % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by    %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase (decrease) of 1.0 million in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $      million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by     % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by    %, in each case assuming that the assumed initial public offering price remains the same.

The foregoing tables and calculations (other than historical net tangible book value calculations) are based on       shares of our common stock outstanding as of December 31, 2025, including      shares of unvested restricted common stock, after giving effect to (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of       shares of our common stock immediately prior to the closing of this offering, (ii) the automatic exercise of the Common Stock Warrants, on a net exercise basis, into an aggregate of      shares of our common stock immediately prior to the closing of this offering and (iii) the automatic conversion of all

outstanding shares of our non-voting common stock into an aggregate of      shares of our common stock upon the closing of this offering, and exclude:

•	shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2025, under the 2021 Plan, at a weighted average exercise price of $ per share;

•

     shares of our common stock reserved for future issuance under our 2026 Plan, which will become effective on the date immediately preceding the date on which our common stock is listed (or approved for listing) on Nasdaq, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2026 Plan and any shares underlying outstanding stock awards granted under the 2021 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section of this prospectus titled “Executive Compensation—Equity Benefit Plans”;

•

     shares of common stock reserved for future issuance under the ESPP which will become effective on the date immediately following the date on which our common stock is listed (or approved for listing) on Nasdaq, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP; and

•

     shares of our common stock issuable upon the exercise of the PWB Warrant at an exercise price of $     per share (after giving effect to the conversion of our convertible preferred stock into common stock).

To the extent any of the outstanding options or other securities are exercised or new options or other securities are issued under our equity incentive plans, you will experience further dilution as a new investor in this offering. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Furthermore, we may choose to issue common stock as part or all of the consideration in acquisitions as part of our planned growth strategy. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that are based upon current beliefs, plans and expectations related to future events and our future financial performance that involve risks, assumptions and uncertainties, such as statements of our plans, objectives, expectations, intentions, forecasts and projections. Our actual results and the timing of selected events could differ materially from those discussed in these forward-looking statements as a result of several factors, including, but not limited to those set forth under the section of this prospectus titled “Risk Factors” and elsewhere in this prospectus. You should carefully read the section of this prospectus titled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section of this prospectus titled “Special Note Regarding Forward-Looking Statements.”

Overview

Odyssey is a clinical-stage biopharmaceutical company led by a team and board of drug hunters seeking to transform the standard of care for patients suffering from autoimmune and inflammatory diseases. We believe our deep understanding of immunobiology, coupled with leading expertise in medicinal and computational chemistry, protein biochemistry, structural biology, genetics, and pharmacology, allows us to identify and drug key signaling nodes that drive disease. We have prioritized targets where we believe the underlying disease biology is understood through genetic, clinical, or translational evidence.

Our most advanced programs include OD-07656, an oral small-molecule scaffolding inhibitor of receptor-interacting protein kinase 2, or RIPK2, and an oral small-molecule inhibitor of solute carrier family 15 member 4, or SLC15A4. OD-07656 is in phase 2a development for the treatment of ulcerative colitis, or UC, one of the two main types of inflammatory bowel disease, or IBD, and OD-0167571, our SLC15A4 inhibitor product candidate, is currently in IND-enabling studies. These programs have the potential to yield treatments for inflammatory diseases that have large, addressable patient populations globally and a lack of effective treatments, including inflammatory bowel disease, or IBD, systemic lupus erythematosus, or SLE, and other disorders characterized either by the chronic overactivation of the type I interferon pathway, referred to as interferonopathies, or by pathogenic autoreactive B cells.

Since our inception in 2021, we have devoted substantially all of our resources to business planning, research and development activities, recruiting management and technical staff, raising capital, producing materials for preclinical studies and clinical trials, developing and establishing our intellectual property portfolio, entering into and performing under collaboration agreements, acquiring companies or assets to further our development programs and building infrastructure to support these activities. We do not have any products approved for sale and have not generated any revenue from product sales.

We have incurred significant operating losses and negative cash flows since our inception. Our net loss was $129.3 million for the year ended December 31, 2024. As of December 31, 2024, we had an accumulated deficit of $419.5 million and cash, cash equivalents, and marketable securities of $129.4 million. Since our inception, we have financed our operations primarily through the sale of shares of our convertible preferred stock and the proceeds from research collaborations and license agreements.

Based on our current operating plan, we estimate that our existing cash, cash equivalents and marketable securities as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditures through

     . We have based this estimate and our forecast of cash resources and planned operations on our current assumptions, which may prove to be wrong, and we may exhaust our available capital resources sooner than we expect. Additional funds will be necessary to maintain our current operations and to continue our research and development activities. We plan to monitor expenses and raise additional capital as needed through a combination of public and private equity and debt financings, strategic alliances and licensing or collaboration arrangements. Our ability to access capital when needed is not assured and if capital is not available to us when, and in the amounts, needed, we may need to delay, scale back or abandon some or all of our development programs and other operations, which could materially affect our business, financial condition and results of operations.

We expect to continue to incur substantial losses for the foreseeable future, and our transition to profitability will depend upon the successful development, approval and commercialization of our product candidates and upon the receipt of sufficient revenues to support our cost structure. We do not expect to generate any revenue from commercial product sales unless and until we successfully complete development and obtain regulatory approval for one or more of our product candidates and commercialize any such products. Because of the numerous risks and uncertainties associated with product development, we may never achieve profitability, and, unless we do, and until then, we will need to continue to raise additional capital.

We expect our expenses will increase substantially in connection with our ongoing and planned activities, as we:

•	continue to progress the development of our product candidates, including our two most advanced programs: OD-07656 and OD-0167571;

•

invest in our target selection programs and develop any additional product candidates, including the cost of acquiring any necessary rights from third parties to develop those product candidates or entering into partnering relationships to further the development of any such product candidates;

•	establish and expand the manufacturing of preclinical and clinical supply of our current and future product candidates;

•	seek regulatory approvals for any of our current product candidates or any future product candidates;

•	establish a sales, marketing, manufacturing and distribution infrastructure to commercialize any product candidates for which we may obtain marketing approval, if any;

•	attract, hire and retain qualified clinical, scientific, operations and management personnel;

•	add and maintain operational, financial and information management systems;

•	protect, maintain, enforce and expand our rights in our intellectual property portfolio or acquire or in-license intellectual property and technologies from third parties;

•

experience any delays in our preclinical studies or clinical trials and regulatory approval for our product candidates, including as a result of macroeconomic conditions, geopolitical conflicts or other factors; and

•	incur additional legal, accounting or other expenses in operating our business, including the costs associated with operating as a public company following the completion of this offering.

We do not currently own or operate any manufacturing facilities. We rely on third-party contract manufacturing organizations, or CMOs, to produce our drug candidates in accordance with the U.S. Food and Drug Administration’s, or the FDA, current good manufacturing practices, or cGMPs, for use in our clinical trials.

Given our stage of development, we do not yet have a marketing or sales organization or commercial infrastructure. Accordingly, if we obtain regulatory approval for any of our product candidates, we also expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution.

Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate revenue from the sale of our product candidates, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, we may be unable to continue our operations at planned levels and may be forced to reduce our operations.

If we are unable to raise capital as and when needed or on attractive terms, we may have to significantly delay, reduce or discontinue the development and commercialization of our product candidates, scale back or terminate our pursuit of new in-licenses and acquisitions or a combination of the above, any of which may have a material adverse effect on our business, results of operations, financial condition and prospects. See the subsection titled “–Liquidity and Capital Resources” below for additional discussion of our liquidity.

Components of Operating Results

Collaboration Revenue

We have not generated any revenue from product sales, and we do not expect to generate any revenue from the sale of products for the foreseeable future, if ever. Our ability to generate product revenues will depend on the successful development and eventual commercialization of any product candidates that we identify. If we fail to complete the development of any of our current or future product candidates in a timely manner or fail to obtain regulatory approval for those product candidates, our ability to generate future revenue and our business, results of operations, financial condition and prospects would be materially adversely affected.

For the year ended December 31, 2024, our revenue consisted of collaboration revenue earned under the Material Transfer and Evaluation Agreement, dated December 20, 2022, or the Pfizer MTA, with Pfizer Inc., or Pfizer, which expired by its terms in 2025, and revenue earned under the Strategic Collaboration, Option and License Agreement, dated March 29, 2024, or the J&J Agreement, with Janssen Pharmaceutica NV, a Johnson & Johnson company, or J&J. For additional information about our revenue recognition policy related to our collaboration agreements, refer to Notes 2 and 4 to our audited consolidated financial statements included elsewhere in this prospectus.

Operating Expenses

Our operating expenses consist of (i) research and development expenses, (ii) general and administrative expenses and (iii) change in fair value of contingent consideration.

Research and Development Expenses

The largest component of our total operating expenses since our inception has been research and development activities, including costs incurred relating to discovery efforts and the preclinical and clinical development of our product candidates. Research and development expenses consist primarily of internal personnel-related expenses, such as compensation and benefits for research and development employees, including stock-based compensation; external expenses associated with preclinical studies and clinical trials, including costs incurred under agreements with contract research organizations, or CROs, investigative sites that conduct preclinical studies and clinical trials, payments under licensing and research and development agreements and other outside services and consulting costs; costs of acquiring and manufacturing clinical trial materials and other supplies; software and information technology, or IT, costs; and allocated facility-related costs, such as rent, utilities and depreciation. Research and development costs are expensed as incurred.

We do not disaggregate external expenses associated with our preclinical studies from those associated with our clinical trials, because many of these external expenses relate to both preclinical studies and clinical trials across our development programs. We also do not allocate employee-related costs, laboratory supplies, and facilities, including other internal costs, to specific product candidates, because these costs are associated with multiple programs and, as such, are not separately classified. We use internal resources primarily for managing our product development, manufacturing and clinical development activities. We deploy our personnel across all of our research and development activities as our employees work across multiple programs.

We expect our research and development expenses to increase substantially for the foreseeable future as we advance our product candidates into and through preclinical studies and clinical trials, pursue regulatory approval of our product candidates and expand our pipeline of product candidates. The process of conducting the necessary preclinical and clinical research to obtain regulatory approval is costly and time-consuming. The actual probability of success for our product candidates may be affected by a variety of factors, including the safety and efficacy of our product candidates, early clinical data, investment in our clinical programs, competition, manufacturing capability and commercial viability. We may never receive regulatory approval for any of our product candidates. As a result of the uncertainties discussed above, we are unable to determine the duration and completion costs of our research and development projects or if, when and to what extent we will generate revenue from the commercialization and sale of our product candidates, if approved.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and personnel-related expenses, including salaries, employee benefit costs, travel and business expenses and stock-based compensation expense for our general and administrative personnel; professional fees for legal, consulting, accounting and tax services; software and IT costs; allocated overhead, including allocated facility-related costs, including rent, utilities and depreciation; and other general operating expenses not otherwise classified as research and development expenses.

We anticipate that our general and administrative expenses will increase following this offering, as a result of increased personnel costs, including salaries, benefits and stock-based compensation expense, patent costs for our product candidates, expanded infrastructure and higher legal, consulting and accounting services associated with maintaining compliance with the listing requirements of the Nasdaq Stock Market LLC and rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, investor relations costs and director and officer insurance premiums associated with being a public company.

Changes in fair value of contingent consideration

Expenses associated with changes in fair value of contingent consideration are driven by changes in the assumptions used by management in estimating the fair value of future payments that may be made by us to the previous members of IFM Discovery, LLC, or IFM, as a result of our acquisition of IFM in 2022, and Rahko Limited, or Rahko, as a result of our acquisition of Rahko in 2021.

For additional information about the changes in fair value of contingent consideration, refer to Note 5 to our audited consolidated financial statements included elsewhere in this prospectus.

Interest income

Interest income consists primarily of interest generated on our interest-bearing cash and cash equivalent accounts and accretion of discounts and amortization of premiums related to our marketable securities.

Interest expense

Interest expense consists primarily of interest on our finance leases for certain lab equipment.

Other expense, net

Other expense, net consists primarily of realized and unrealized foreign currency transaction losses.

Income tax provision

Income tax provision consists of U.S. state and foreign taxes in jurisdictions in which we conduct business. Since our inception, we have not recorded any income tax benefits for the net losses we have incurred or for our earned research and development tax credits, as we believe, based upon the weight of available evidence, that it is more likely than not that not all of our net operating loss carryforwards and tax credits will be realized. As of December 31, 2024, we have recorded a full valuation allowance against our net deferred tax assets.

Results of Operations

Comparison of the Years Ended December 31, 2025 and 2024

The following table summarizes our results of operations for the periods presented:

	Year Ended December 31,
	2025	2024	Change
	(in thousands)
Collaboration revenue	$	$4,472	$
Operating expenses:
Research and development		112,579
General and administrative		27,116
Change in fair value of contingent consideration		1,798

Total operating expenses		141,493

Operating loss		(137,021)

Other income (expense), net:
Interest income		8,489
Interest expense		(18)
Other expense, net		(302)

Total other income, net		8,169

Loss before income taxes		(128,852)

Income tax provision		469

Net loss	$	$(129,321)	$

Collaboration Revenue

Collaboration revenue was $4.5 million for the year ended December 31, 2024. The Company recognized $4.0 million and $0.5 million of revenue during the year ended December 31, 2024 under the J&J Agreement and Pfizer MTA, respectively.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods presented:

	Year Ended December 31,
	2025	2024	Change
	(in thousands)
Internal personnel-related expenses (including stock-based compensation)	$	$41,581	$
External expenses associated with preclinical and clinical studies		37,394
Lab supplies and services used in research and development activities		12,143
Software and IT costs and allocated facility-related costs (including depreciation)		20,773
Other research and development expenses		688

Total research and development expenses	$	$112,579	$

Research and development expenses were $112.6 million for the year ended December 31, 2024, primarily attributable to:

•	$41.6 million in internal personnel-related expenses, primarily related to payroll expense;

•	$37.4 million in external expenses associated with preclinical and clinical studies, primarily due to CRO expenses associated with our phase 1 clinical trial;

•	$20.8 million in research and development software licenses and IT services to support our expanding business;

•	$12.1 million in lab supplies and services primarily related to research reagents and materials; and

•	a $0.7 million in other research and development expenses.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the periods presented:

	Year Ended December 31,
	2025	2024	Change
	(in thousands)
Payroll and personnel-related expenses (including stock-based compensation)	$	$14,401	$
Professional and consulting fees		8,383
Software and IT costs		2,204
Facility-related costs (including depreciation)		1,189
Other general and administrative expenses		939

Total general and administrative expenses	$	$27,116	$

General and administrative expenses were $27.1 million for the year ended December 31, 2024, and were primarily attributable to:

•	$14.4 million in payroll and personnel-related expenses, primarily driven by payroll expenses and stock-based compensation of additional options granted;

•	$8.4 million in professional and consulting fees, primarily driven by legal fees for patent research and analysis and accounting and consulting fees;

•	$2.2 million in software and IT costs driven by costs for software licenses and web services to support expanding operations;

•	$1.2 million in facility-related costs; and

•	$0.9 million in other general and administrative expenses.

Changes in fair value of contingent consideration

Expense due to changes in fair value of contingent consideration was $1.8 million for the year ended December 31, 2024, driven by changes in the assumptions used by management in estimating the fair value of future payments that we may be obligated to make to IFM and Rahko.

Interest income

Interest income was $8.5 million for the year ended December 31, 2024, related to interest earned on interest bearing cash and cash equivalent accounts of $4.0 million and accretion of discounts on our marketable securities of $4.5 million, offset by amortization of premiums on our marketable securities.

Interest expense

Interest expense was $18,000 for the year ended December 31, 2024, attributable to interest on our finance leases for certain lab equipment.

Other expense, net

Other expense, net was $0.3 million for the year ended December 31, 2024. primarily related to foreign currency transaction losses.

Income tax provision

Income tax provision was $0.5 million for the year ended December 31, 2024, primarily related to state income taxes and income taxes in foreign jurisdictions.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have primarily funded our operations through the sale of shares of our convertible preferred stock and the proceeds from research collaborations and license agreements. We have not generated any revenue from product sales and have incurred significant annual operating losses and negative cash flows from our operations. We expect to incur significant expenses and operating losses in the foreseeable future as we advance the development of our product candidates. As of December 31, 2024, we had $129.4 million in cash, cash equivalents and marketable securities and an accumulated deficit of $419.5 million.

To date, we have raised aggregate gross proceeds of approximately $725.8 million from the sale of our securities. See “Certain Relationships and Related Person Transactions” for a description of our convertible preferred stock offerings and resulting proceeds.

Future Funding Requirements

We anticipate that we will continue to incur significant and increasing expenses for the foreseeable future as we continue to advance our product candidates, expand our corporate infrastructure, including the costs associated with being a public company, further our research and development initiatives for our product candidates, incur costs associated with our efforts to discover new targets and engage in future collaborations, and the potential commercialization of our product candidates, if approved. We are subject to all of the risks typically related to the development of new product candidates, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We anticipate that we will need substantial additional financing to fund our continuing operations, which consist primarily of research and development expenditures related to our discovery programs and general and administrative expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable, accrued expenses and other current liabilities and prepaid expenses.

Our forecast of cash resources and planned operations involves risks and uncertainties, and the actual amount of expenses could vary materially as a result of a number of factors, including:

•

the scope, progress, results and costs of drug discovery, preclinical development, laboratory testing and planned clinical trials for our current or future product candidates, including additional expenses attributable to adjusting our development plans;

•	the scope, prioritization and number of our research and development programs and clinical trials required for regulatory approval of our current or future product candidates;

•	the costs, timing and outcome of regulatory review of our current or future product candidates;

•	the cost of manufacturing clinical and commercial supplies of our current or future product candidates;

•

our ability to establish or maintain collaboration or license agreements and the achievement of milestones or occurrence of other developments that trigger payments under any existing or additional collaboration or license agreements;

•

the costs associated with acquiring or licensing additional product candidates, technologies or assets, including the timing and amount of any milestones, royalties or other payments due in connection with our acquisitions and licenses;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the cost of continuing to invest in our drug discovery efforts and tools designed to identify novel targets and drugs;

•	the potential increase in the number of our employees or expansion of our physical facilities to support preclinical studies and clinical trials;

•	the cost associated with being a public company;

•

the costs of securing manufacturing arrangements for clinical and commercial production and establishing or contracting for sales and marketing capabilities, if we obtain regulatory clearances to market our current or future product candidates;

•	the effect of competing technological and market developments;

•	the costs and timing of future commercialization activities, including manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the amount of revenue, if any, received from commercial sales of our product candidates, should any of our product candidates receive marketing approval;

•	our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;

•	patients’ willingness to pay out-of-pocket for any approved products in the absence of coverage and/or adequate reimbursement from third-party payors; and

•	the impact of inflation, as well as other factors, including economic uncertainty and geopolitical tensions, which may exacerbate the magnitude of the factors discussed above.

Furthermore, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development expenditures.

Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through public or private equity or debt financings, collaborations, strategic alliances, and marketing, distribution or licensing arrangements with third parties or other strategic transactions. There are no assurances that we will be successful in obtaining an adequate level of financing to support our business plans when needed on acceptable terms, or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional capital through collaboration or licensing arrangements with third parties or other strategic transactions, we may have to relinquish rights to our intellectual property, discovery tools, future revenue streams, research programs or product candidates, or we may have to grant licenses on terms that may not be favorable to us. If we are unable to raise capital as and when needed or on attractive terms, we may have to significantly delay, reduce or discontinue the development and commercialization of our product candidates, scale back or terminate our pursuit of new in-licenses and acquisitions or a combination of the above, any of which may have a material adverse effect on our business, results of operations, financial condition and prospects.

Cash Flows

Year ended December 31, 2025 and 2024

The following table summarizes our primary sources and uses of cash for the periods presented:

	Year Ended December 31,
	2025	2024	Change
	(in thousands)
Net cash used in operating activities	$	$(117,471)	$
Net cash provided by investing activities		96,784
Net cash provided by financing activities		26,979

Increase in cash, cash equivalents and restricted cash	$	$6,342	$

Operating Activities

Net cash used in operating activities for the year ended December 31, 2024 was $117.5 million, primarily consisting of our net loss of $129.3 million and net changes in operating assets and liabilities of $3.3 million, which were partially offset by adjustments to reconcile net loss to net cash used in operating activities of $15.1 million.

Investing Activities

Net cash provided by investing activities for the year ended December 31, 2024 was $96.8 million, primarily consisting of maturities of marketable securities of $150.2 million, which were partially offset by purchases of marketable securities of $52.6 million and purchases of property and equipment of $0.8 million.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2024 was $27.0 million, primarily consisting of approximately $27.5 million in net proceeds received from the sale of shares of our Series C and Series C-1 convertible preferred stock and approximately $0.5 million in net proceeds received from the exercise of stock options, which was partially offset by payment of offering costs of $1.0 million.

License and Collaboration Agreement

Below is a summary of the key terms for our material license and collaboration agreement. For a more detailed description, see the section of this prospectus titled “Business—License and Collaboration Agreement.”

Terray Collaboration

In September 2024, we entered into a collaboration and license agreement, or the Terray Agreement, with Terray Therapeutics, Inc., or Terray, to discover, develop and commercialize or out-license products directed to IRF5. We and Terray have agreed to share all collaboration losses (generated in accordance with and subject to applicable budgets) and collaboration profits (including any payments received in connection with an out-licensing transaction) equally, beginning from the effective date of the Terray Agreement until the earlier of the date either party elects to opt-out, or the date the agreement expires or is terminated. The activities performed under the Terray Agreement are governed by a joint steering committee, made up of two employees designated by each party. No upfront payments were made upon the execution of the Terray Agreement and there have not been any payments made or received from the profit and loss share arrangement under the Terray Agreement as of December 31, 2024.

Contractual Obligations and Commitments

Leases

In September 2021, we entered into an operating lease agreement for our corporate headquarters located in Boston, Massachusetts, expiring in September 2029. We are also party to several operating leases for office and lab space, as well as finance leases for certain lab equipment. As of December 31, 2024, our non-cancellable lease obligations were $40.3 million and $0.1 million under our operating and finance leases, respectively, of which $7.3 million and $0.1 million related to operating and finance leases, respectively, are due within the next 12 months. Refer to Note 9 to our audited consolidated financial statements included elsewhere in this prospectus for more information on our lease obligations.

License and Collaboration Agreements

We enter into license and collaboration agreements in the normal course of business in order to advance product development and obtain technologies and services related to our business. We are obligated to pay annual maintenance payments from zero to $40,000 per year to certain of the licensors. We could be required to make clinical, development and regulatory milestones of up to $3.5 million and low single-digit royalty payments to licensors based on the net sales of the licensed products. To date, we have incurred $0.1 million in upfront and milestone payments under these agreements. We may cancel these agreements at any time by providing 30 to 90 days’ notice to the other party.

See Note 14 to our audited consolidated financial statements included elsewhere in this prospectus for additional details on these agreements.

Purchase and Other Obligations

We enter into contracts in the normal course of business with CROs for clinical trials, with CMOs for clinical manufacturing supplies and with other vendors for preclinical studies, supplies and other products and services for operating purposes. These agreements generally provide for termination at the request of either party with 30 to 90 days’ prior written notice and, therefore, we believe that our non-cancellable obligations under these agreements are not material. We do not currently expect any of these agreements to be terminated and did not have any non-cancellable obligations under these agreements as of December 31, 2024.

IFM Acquisition Contingent Consideration

On May 6, 2022, we acquired all of the membership interests in IFM, or the IFM Acquisition. The total purchase consideration was $3.1 million, which consisted of the following: (i) 81,240 shares of our non-voting common stock at closing, with the estimated fair value of $0.2 million, (ii) cash consideration of $0.9 million at closing, (iii) a deferred payment of $0.9 million, which was paid in June 2022 and (iv) contingent consideration in cash of up to $30.0 million, payable once for each of our NLR family pyrin domain containing 1 and melanoma differentiation-associated protein 5 programs upon the first achievement of certain development, commercial, regulatory and sales milestones related to each such program, the estimated fair value of which was determined to be $1.1 million on the acquisition date. As of December 31, 2024, no milestones had been achieved or were deemed probable to occur.

See Note 5 and Note 14 to our audited consolidated financial statements included elsewhere in this prospectus for additional details.

Rahko Acquisition Contingent Consideration

On October 6, 2021, we entered into the Rahko Purchase Agreements to purchase all of the issued share capital of Rahko, or the Rahko Acquisition, in exchange for a combination of cash, shares of our capital stock and additional contingent consideration of up to approximately $30.0 million. The contingent consideration would become payable to the former shareholders of Rahko upon either: (i) the first occurrence of our total market capitalization equaling or exceeding $1.5 billion based on a five-day volume-weighted average price of our publicly traded shares following the first public offering or public listing of our shares pursuant to applicable registration requirements on the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market, the stock exchanges of Toronto, London or any other recognized investment exchange, or (ii) an exit event such as (1) a transaction or series of transactions in which any person (or persons acting in concert), other than a person who immediately prior to such transaction owned more than a majority of our voting securities, acquires more than 50% of the combined voting power of our then outstanding voting securities, (2) our consolidation or merger with or into another entity unless our stockholders immediately prior to such transaction continue to own, directly or indirectly, a majority of the combined voting power of the outstanding voting securities of the combined company, or (3) the sale or disposition of all or substantially all of our assets, in each case for which the potential proceeds are equal to or greater than $1.5 billion.

See Note 5 and 14 to our audited consolidated financial statements included elsewhere in this prospectus for additional details.

Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including, but not limited to, those related to revenue recognition, accrued research and development costs, stock-based compensation expense, and determination of the fair value of contingent consideration. These estimates and assumptions are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates and assumptions could occur in the future. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ from these estimates under different assumptions or conditions.

Although our significant accounting policies are described in more detail in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting estimates are those most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

To date, our revenues have consisted of payments received related to our collaboration and license agreements. We apply the revenue recognition guidance in accordance with the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 606, Revenue Recognition, or ASC 606. Under ASC 606, we recognize revenue when our customers obtain control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods or services.

There is judgment involved in determining whether a collaboration agreement is subject to ASC 606 or FASB ASC 808, Collaborative Arrangements, or ASC 808, in part or in full. An agreement, or portion thereof, is considered to be a collaborative arrangement when they satisfy the following criteria defined in ASC 808: (i) the parties to the contract must actively participate in the joint operating activity and (ii) the joint operating activity must expose the parties to the possibility of significant risks and rewards, based on whether or not the activity is successful. Payments received from or made to a partner as a result of a collaboration relationship with a partner, instead of a customer relationship, such as co-development activities, are recorded as a reduction or increase to research and development expense, respectively.

For an agreement, or portion thereof, that is determined to be a customer relationship rather than a collaborative arrangement, ASC 606 will be applied. Under ASC 606, there is judgement involved in identifying the promised goods or services in the collaboration agreement, determining whether these are distinct in the context of the contract and determining if these represent a performance obligation to a customer. Additionally, we use judgement to determine whether rights to additional goods or services that are exercisable at a customer’s discretion provide a material right to the customer and if so, they are considered performance obligations. These determinations are highly subjective and can differ between arrangements based on specified contractual terms. The identified performance obligations will impact most significantly the timing of revenue recognition and is a point-in-time assessment performed at the outset of a collaboration agreement.

To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the promises and performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy the performance obligations. We only apply the five-step model to contracts when it is probable that we will collect consideration we are entitled to in exchange for the goods or services we transfer to our customer. As part of the accounting for these arrangements, we must use significant judgment to determine: (a) the performance obligations based on the determination under step (i) above; (b) the transaction price under step (iii) above; and (c) the stand-alone selling price for each performance obligation identified in the contract for the allocation of transaction price in step (iv) above. We also use judgment to determine whether milestones or other variable considerations, except for royalties and sales-based milestones, should be included in the transaction price. The transaction price is allocated to each performance obligation on a relative stand-alone selling price basis and we recognize revenue as or when the performance obligations under the contract are satisfied. All variable consideration, including milestones and royalties, is constrained until the cumulative revenue related to the consideration is no longer probable of reversal. Due to the uncertainty of research and development-based milestones that are not within our control, payment generally becomes probable upon achievement.

The consideration allocated to each performance obligation is recognized as revenue when control is transferred for the related goods or services.

We receive payments from our customers based on billing schedules established in each contract. Upfront payments and fees are recorded as deferred revenue upon receipt or when due until we satisfy our obligations under these arrangements.

Research and Development Expenses

Expenditures relating to research and development are expensed as incurred. Non-refundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received.

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued third-party research and development expenses as of each balance sheet date. This process involves reviewing open contracts and purchase orders, communicating with our personnel and with vendors to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued research and development expenses include the costs incurred for services performed by our vendors in connection with research and development activities for which we have not yet been invoiced.

We base our expenses related to research and development activities on our estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct research and development on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid balance accordingly.

Although we do not expect our estimates to be materially different from amounts incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts incurred.

Stock-Based Compensation Expense

We account for stock-based compensation under the provisions of ASC Topic 718, Compensation-Stock Compensation, which requires all stock-based payments to employees, non-employees and directors, including grants of stock options and restricted stock, which we collectively refer to as stock awards, to be recognized in the consolidated statements of operations and comprehensive loss based on their fair values on the date of grant over the requisite service period, which is generally the vesting period of the respective award. Forfeitures are accounted for as they occur. Generally, we issue stock awards with only service-based vesting conditions and record the expense for these awards using the straight-line method.

We estimate the fair value of each option grant using the Black-Scholes option pricing model and we estimate the fair value of each restricted stock grant using the fair value of common stock. The Black-Scholes option pricing model requires inputs based on certain highly subjective assumptions to determine the appropriate fair value of each equity-based payment award, including the expected stock price volatility, the expected term of the award, the risk-free interest rate, expected dividends, and the fair value of common stock. We estimate the expected stock price volatility based on the historical volatility of publicly traded peer companies. The expected term of our stock options has been determined utilizing the “simplified” method for awards that qualify as “plain vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. There is no expected dividend yield since we have never paid cash dividends on common stock and do not expect to pay any cash dividends in the foreseeable future. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted in the periods presented.

We classify stock-based compensation expense in the consolidated statement of operations and comprehensive loss in the same manner in which the award recipients’ payroll costs are classified or in which the award recipients’ service payments are classified. We expect to continue to grant equity-based awards in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

Determination of Fair Value of Common Stock

As there has been no public market for our common stock to date, the historical estimated fair value of our common stock has been determined by our board of directors, with input from management, considering our most recently available independent third-party valuations of common stock.

In accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, a third-party valuation firm prepared valuations of our common stock using a market approach to estimate our enterprise value. In order to allocate value to the common stock, either an option pricing method, or OPM, or the hybrid method was used. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. The hybrid method is a probability-weighed expected return method, or PWERM, where the equity value in one or more of the scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of the future value of our common stock, assuming various outcomes. The value of a share of common stock is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. In each case, a discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management’s judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different.

Given the absence of a public market for our common stock to date, our board of directors, with input from management, considered various objective and subjective factors to determine the fair value of our common stock. The factors included, but were not limited to:

•	external market conditions affecting the pharmaceutical and biotechnology industry and trends within the industry;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	the prices at which we sold shares of our convertible preferred stock;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the progress of our research and development efforts, including the status of preclinical studies for our product candidates;

•	equity market conditions affecting comparable public companies;

•	economic outlook including economic growth, inflation, the unemployment rate, the interest rate environment and global economic trends;

•	the lack of marketability of our common stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or sale of our company in light of prevailing market conditions; and

•	the analysis of initial public offerings and the market performance of similar companies in the pharmaceutical and biotechnology industry.

The assumptions underlying these valuations were highly complex and subjective and represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

On June 18, 2025, our board of directors approved a stock option repricing in which 18,728,961 outstanding stock options were repriced to have an exercise price of $0.41, based on the third-party valuation performed as of June 8, 2025. Following the repricing, additional third-party valuations were performed at various dates, which resulted in valuations of our common stock of $0.43 as of July 15, 2025 and $0.53 as of December 31, 2025. On September 10, 2025, our board of directors approved a stock option repricing in which 464,036 outstanding stock options were repriced to have an exercise price of $0.43, based on the third-party valuation performed as of July 15, 2025.

The following table summarizes by grant date the number of shares subject to awards granted under our equity incentive plan from the date of the repricing, June 18, 2025, through the date of this prospectus, the per share exercise price of the awards or purchase price of the common stock awards and weighted average grant date fair value on each grant date:

Grant Date	Type of Award	Number of Shares Subject to Award	Per Share Exercise Price of Award	Weighted Average Grant Date Fair Value
September 19, 2025	Stock Option	1,909,363	$0.43	$0.34
September 22, 2025	Stock Option	27,561,892	$0.43	$0.34
December 4, 2025	Stock Option	870,000	$0.43	$0.34
December 30, 2025	Stock Option	573,000	$0.43	$0.34

Determination of Fair Value of Contingent Consideration

Our contingent consideration relates to potential future payments owed by us to the former equityholders of IFM and Rahko as part of the IFM Acquisition and the Rahko Acquisition, respectively. We initially measure and record contingent consideration at fair value at the acquisition date. For contingent consideration that does not meet all the criteria for equity classification, such contingent consideration is required to be classified as a liability on the consolidated balance sheets and remeasured at each reporting period thereafter with changes in fair value recorded in operations.

We estimate the fair value of the contingent consideration related to regulatory and development milestones, including the contingent consideration included as part of the IFM Acquisition, based on a discounted cash flow valuation technique. The technique considered the following assumptions: (i) the probability and timing of achieving the specified milestones as of the valuation date and (ii) the market-based discount rates. The fair value of the contingent consideration could change in future periods depending on the prospects for our drug discovery programs achieving regulatory and development milestones. The most significant assumptions in the discounted cash flow valuation technique that impact the fair value of the contingent consideration are the timing of the projected milestones and the probability of the milestones being met.

The fair value of contingent consideration related to potential qualifying events, including the contingent consideration included as part of the Rahko Acquisition, is determined based on the Monte-Carlo simulation model which utilizes a geometric Brownian motion to estimate the equity value of a company at expected qualifying event dates. The model utilizes the risk-free rate, volatility and discount rate to simulate the expected equity value of a company as of expected qualifying event dates. The risk-free rate is based upon the interest rates corresponding to the time period for U.S. treasury notes published by the U.S. Federal Reserve. The volatility is estimated based on equity volatility indications from our peer public companies and our capital structure.

Internal Control Over Financial Reporting

We previously identified a material weakness in our internal control over financial reporting for the years ended December 31, 2023 and 2022, related to insufficient segregation of duties in the financial statement close process and a lack of sufficient levels of staff with public company and technical accounting experience to maintain proper control activities and perform risk assessment and monitoring activities. Our management, with oversight from our audit committee, has implemented the following remediation actions to address the material weakness and to improve our internal control over financial reporting:

•	We added finance personnel with appropriate knowledge and financial reporting experience and segregated duties amongst accounting personnel;

•	We engaged external accounting advisory consultants to provide additional depth and breadth in our technical accounting and financial reporting capabilities; and

•

We implemented a formal financial close and monitoring process, including the formation of a Disclosure Committee comprised of members of our senior management team and representatives from our accounting and legal departments to review our financial statements, the results of which are discussed with the audit committee of our board of directors quarterly.

Management concluded that, as a result of the implementation of these actions, the previously-identified material weakness in our internal control over financial reporting has been remediated as of December 31, 2024. See “Risk Factors—We recently remediated a material weakness in our internal control over financial reporting. If we experience additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting or disclosure controls in the future, we may be unable to produce accurate and timely financial statements or detect acts of fraud, which may adversely affect investor confidence in us, and, as a result, the value of our common stock, or result in delisting, sanctions or other penalties that could harm our business.”

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is provided in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

The primary objectives of our investment activities are to ensure liquidity and to preserve capital. As of December 31, 2024, we had $1.4 million in interest bearing money market accounts with maturities of less than three months. As of December 31, 2024, we had $70.2 million in marketable securities. Our exposure to interest rate sensitivity is impacted by changes in the underlying bank interest rates. Our surplus cash has been invested in overnight cash sweeps, money market funds, U.S. Treasury bills and U.S. treasury notes. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio and, therefore, we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates. As of December 31, 2024, we had no debt outstanding that is subject to interest rate variability. Therefore, we are not subject to interest rate risk related to debt.

Foreign Currency Exchange Risk

Our employees and our operations are currently predominately located in the United States and our expenses are generally denominated in U.S. dollars. However, we do have a small number of employees located in Germany and use research and development vendors outside of the United States. As such, our expenses are denominated in both U.S. dollars and foreign currencies. In addition, we translate the assets and liabilities of our foreign subsidiaries from their respective functional currencies to U.S. dollars at the appropriate rates as of the balance sheet date. Changes in the carrying value of these assets and liabilities attributable to fluctuations in rates are included in accumulated other comprehensive loss on our consolidated balance sheets. Income statement accounts are translated using the monthly average exchange rates during the year. Therefore, our operations are and will continue to be subject to fluctuations in foreign currency exchange rates. Foreign currency transaction gains and losses are included in other income (expense), net in the consolidated statements of operations and comprehensive loss as incurred.

To date, foreign currency transaction gains and losses have not been material to our consolidated financial statements, and we have not had a formal hedging program with respect to foreign currency.

We do not believe that a hypothetical 10% increase or decrease in exchange rates during any of the periods presented would have had a material effect on our financial statements included elsewhere in this prospectus.

Emerging Growth Company and Smaller Reporting Company Status

We qualify as an “emerging growth company,” or an EGC, as defined in the Jumpstart Our Business Startup Act, or the JOBS Act. As an EGC, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include: (i) being permitted to present only two years of audited financial statements, in addition to any required unaudited condensed financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus; (ii) reduced disclosure about our executive compensation arrangements; (iii) not being required to hold advisory votes on executive compensation or to obtain stockholder approval of any golden parachute arrangements not previously approved; (iv) an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; (v) an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters, or CAMS, in our auditor’s report on the financial statements and (vi) being permitted to take advantage of an extended transition period for complying with new or revised accounting standards, which allows us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an EGC. We would cease to be an EGC on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions. We have elected not to “opt out” of the extended transition period for new or revised accounting standards described above. As a result of these decisions, our financial statements may not be comparable to those of other public companies that comply with new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

We are also a “smaller reporting company,” as defined in the Exchange Act. We may continue to be a smaller reporting company after this offering if either (i) the market value of our common stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

BUSINESS

Overview

Odyssey is a clinical-stage biopharmaceutical company led by a team and board of drug hunters seeking to transform the standard of care for patients suffering from autoimmune and inflammatory diseases. We believe our deep understanding of immunobiology, coupled with leading expertise in medicinal and computational chemistry, protein biochemistry, structural biology, genetics, and pharmacology, allows us to identify and drug key signaling nodes that drive disease. Our model for drug discovery and development is based on past experience building other successful biopharmaceutical companies. Since our founding in 2021, we have efficiently built a portfolio of internally discovered product candidates that we believe have the potential to induce deep and durable remission for patients across several inflammatory diseases with unmet need. We have prioritized targets where we believe the underlying disease biology is understood through genetic, clinical, or translational evidence. Our most advanced programs include OD-07656, an oral small-molecule scaffolding inhibitor of receptor-interacting protein kinase 2, or RIPK2, and an oral small-molecule inhibitor of solute carrier family 15 member 4, or SLC15A4. These programs have the potential to yield treatments for inflammatory diseases that have large, addressable patient populations globally and a lack of effective treatments, including inflammatory bowel disease, or IBD, systemic lupus erythematosus, or SLE, and other disorders characterized either by the chronic overactivation of the type I interferon pathway, referred to as interferonopathies, or by pathogenic autoreactive B cells.

The immune system has two main components: (1) the innate immune system, composed of cells like macrophages and neutrophils, is the first line of defense to eliminate pathogens, and (2) the adaptive immune system, made up of B and T cells, also functions to eliminate pathogens but is responsible for establishing durable immunological memory. Adaptive immunity has been studied for decades and its role in disease is well understood. This knowledge underpinned the discovery and development of many currently existing medicines for inflammatory diseases. However, industry knowledge of innate immunity has lagged and only recently has there been a sufficient understanding to enable successful drug discovery. Based on this biology, we believe that modulating key signaling nodes in the innate immune system, given its proximal role in initiating immune responses, has the potential to afford more effective and safer immunomodulators that could provide transformative benefit for patients. Therapies targeting initial innate immune responses have the potential to serve as new tools in the prescriber toolbox, providing the potential to prevent pathologic inflammation from initiating versus neutralizing downstream inflammatory mediators or adaptive immune cells (akin to stopping a fire from starting versus having to put it out).

Our wholly owned and publicly disclosed drug development pipeline is shown below.

OD-07656, our oral small-molecule RIPK2 scaffolding inhibitor product candidate, is in phase 2a development for the treatment of ulcerative colitis, or UC, which is one of the two main types of IBD. IBD is an autoimmune disease that degrades, damages, and can perforate the gastrointestinal, or GI, tract and afflicts two-to-three million people in the United States. Despite there being more than ten approved therapies spanning multiple mechanisms of action, placebo-adjusted remission rates for IBD do not exceed approximately 25% (a so called “therapeutic ceiling”). Moreover, a majority of patients who initially respond to treatment with existing approved therapies are likely to lose response within five years.

RIPK2 is a critical signaling protein of the innate immune system that responds to bacterial byproducts from the GI tract and has been implicated both as an initiator of IBD and is a disease mechanism which remains elevated in patients resistant to standard-of-care therapies, including tumor necrosis factor, or TNF, and integrin blocking therapies. Based on the observations of increased activation of RIPK2 in IBD patients, the linkage of RIPK2-associated gene expression with disease severity and the reduction of disease following RIPK2 knockout or inhibition in preclinical models, we believe that blocking RIPK2 has the potential to address the core pathology of IBD. RIPK2 inhibition blocks the production of multiple cytokines in response to bacterial byproducts, many of which are validated therapeutic targets for IBD treatment, including TNF, TNF-like cytokine 1A, or TL1A, and interleukin 23, or IL-23. By blocking these cytokines, the adaptive immune response is reduced. In addition, by blocking RIPK2, we believe we can also prevent direct damage to the gut epithelial lining by the activation of innate immune cells. Leveraging our platform capabilities, our development candidate OD-07656 was discovered and completed in under 24 months. We believe that OD-07656, as either monotherapy or in combination with existing therapies, has the potential to break the therapeutic ceiling in IBD. In our completed phase 1 healthy participant trial conducted in Australia, OD-07656 was well tolerated at or above projected therapeutic target coverage. Subsequently, in May 2025, we initiated an open-label phase 2a trial assessing OD-07656 as a monotherapy at two dose levels in UC patients and currently expect to release topline induction results from both doses in     . As of the date of this prospectus, we have completed the dosing of eight patients in part 1 of this phase 2a clinical trial and have observed patient benefit across multiple disease-relevant endpoints. In addition, with regard to safety and tolerability across all eight of these patients, no treatment-emergent adverse events were reported after 12 weeks of treatment. Pending results from this ongoing trial, we expect to commence a second phase 2a trial assessing OD-07656 in combination with the standard-of-care, an integrin-blocking therapy, vedolizumab, in     , with topline combination induction results expected to be released in    . In addition, we expect to initiate a phase 2b trial assessing OD-07656 as a monotherapy in a larger number of participants in     , with topline monotherapy induction results expected in    . As of the date of this prospectus, our ongoing RIPK2 phase 2a trial has recruited patients from 18 sites across seven countries including Australia, Canada, Jordan, Moldova, New Zealand, Poland, and Ukraine. We anticipate conducting our future trials at sites both in the United States and the rest of the world pending approval and clearance to proceed by the applicable regulatory authorities.

OD-0167571 is our oral small-molecule SLC15A4 inhibitor product candidate, currently in IND-enabling studies. OD-0167571, which was discovered using our AI/ML platform and advanced from discovery to development candidate nomination over 14 months, is designed to block inflammatory signaling triggered by nucleic acid driven activation of toll-like receptors—TLR7, TLR8, and TLR9. Nucleic acids, including both RNA and DNA, initiate and sustain a broad spectrum of inflammatory diseases, including interferonopathies such as SLE. SLC15A4 is an endolysosomal membrane protein that is required for key elements of the cellular response to nucleic acid activation by TLR7, TLR8, and TLR9. This signaling pathway controls the production of type I interferon, proinflammatory cytokines, and chemokines, and causes pathogenic B cell activation. Our product candidate is designed to address the limitations of other approaches targeting nucleic acid receptor pathways or downstream inflammatory mediators, such as TLR7/8 inhibitors or interferon blockers, respectively. We believe targeting SLC15A4 has the potential to improve on the early phase 1b/2a efficacy data observed with TLR7/8 inhibitors, such as enpatoran or afimetoran, by not only inhibiting TLR7 and TLR8 signaling, but also inhibiting signaling from DNA, through TLR9. We believe targeting SLC15A4 has the potential to improve on the efficacy observed with an approved type I interferon blocker, anifrolumab, by not only inhibiting type I interferon production but also through inhibiting other cytokines and chemokines, and pathogenic B cell responses. On the basis of this expected profile, in addition to SLE, we believe SLC15A4 inhibition has the potential to be developed for multiple inflammatory or interferon-mediated diseases, including cutaneous lupus erythematosus, or CLE, Sjögren’s syndrome, dermatomyositis, systemic sclerosis, and lichen planus, and potentially more broadly for B cell-driven autoimmune diseases. We expect to commence a phase 1/2a trial that will enroll healthy participants and patients with CLE. We expect that the healthy participant portion of this trial will consist of a single ascending dose, or SAD, component, and a multiple ascending dose, or MAD, component to assess safety, pharmacokinetics, or PK, and pharmacodynamics, or PD. We expect this trial will enroll up to 30 patients with CLE, who will be evaluated for 12-week safety and efficacy using disease-specific endpoints such as the CLE disease area and severity index, or CLASI. Pending an acceptable profile in our ongoing IND-enabling studies, we intend to file a clinical trial application, or CTA, outside the United States and commence this phase 1/2a trial in      (pending approval to proceed from the relevant regulatory authority) and report results from the dosing of healthy participants in      .

In addition to our two lead programs, we have a portfolio of earlier stage, wholly owned programs targeting other key signaling nodes that drive inflammatory and autoimmune diseases. Some of these programs utilize small molecule approaches and others, protein therapeutics. As of the date of this prospectus, all of the programs we are advancing are internally developed.

We are led by Gary D. Glick, Ph.D., our founder, President and Chief Executive Officer, and Jeffrey M. Leiden, M.D., Ph.D., the Chair of our board of directors and the former President, Chief Executive Officer and Chairman of the board and current Executive Chairman of Vertex Pharmaceuticals Incorporated, or Vertex. Prior to founding our company in 2021, Dr. Glick was the founder and Chief Executive Officer of Scorpion Therapeutics, Inc., or Scorpion, where he led the initiation and early discovery of several programs, including STX-478, a mutant selective PI3K inhibitor. In early 2025, it was announced that Eli Lilly and Company had entered into a definitive agreement to acquire Scorpion for up to $2.5 billion in cash. Before Scorpion, Dr. Glick was the founder and Chief Executive Officer of IFM Therapeutics, LLC, or IFM, a company that was the first to target the NLRP3 inflammasome and stimulator of interferon genes, or STING. At IFM, Dr. Glick completed three sales of drug development programs generating proceeds to date of $750 million. Subject to the achievement of various milestones, proceeds from such sales could reach more than $4.7 billion. Earlier in his career, Dr. Glick founded Lycera Corporation, or Lycera, based on his academic research. As Chief Scientific Officer of Lycera, Dr. Glick successfully completed more than $600 million of program partnering transactions. Drs. Glick and Leiden lead our team of experienced drug hunters and developers with deep experience in identifying, developing, and commercializing medicines across indications and drug types. In addition to Drs. Glick and Leiden, other members of our board of directors possess a diverse set of skills related to the discovery, development, acquisition, and commercialization of transformative medicines and have experience in leading, founding, or building biopharmaceutical companies that include Abbott Laboratories, Horizon Therapeutics plc, and Vertex. Since our inception in 2021, we have raised an aggregate of approximately $725.8 million from over 30 venture capital investors, mutual funds, long-only funds, global family offices, and corporate venture funds.

Our Strengths

We believe the success of our efforts will be driven by the following differentiating factors:

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Our deep knowledge of human immune biology. Our portfolio leverages our comprehensive grasp of the complex and interrelated nature of the immune system to address a broader range of targets or mechanisms than historically undertaken by biopharmaceutical companies.

Through our own research efforts and through collaboration with our scientific co-founders and scientific advisory board members, our research is driven by our access to differentiated insights, findings, and datasets that can help guide target selection and inform clinical trial design.

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Our expertise in small molecules and protein therapeutics allows us to tackle a broad range of therapeutic targets. We have deep organizational expertise in medicinal and protein chemistry along with structural biology and biophysics, and we have efficiently invested to enable discovery and development across both modalities. This expertise enables us to take a structure-guided approach across our entire portfolio and provides the foundation to address historically challenging targets. For each program, we invest in multiple distinct series of product candidates to maximize the probability of success.

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Highly productive and efficient research and development capabilities. Since our founding in 2021, we have internally discovered and developed a broad portfolio of product candidates and commenced a phase 2a clinical trial for OD-07656 that we expect to complete in     . Our regulatory strategy is globally focused and utilizes CTA submissions prior to IND filings to accelerate development timelines through a streamlined submission process. We believe that this strategy allows us to enter the clinic sooner, ensures inclusion of high-enrolling sites globally by allowing us to target sites with high incidence of the disease (thereby potentially increasing the speed of enrollment), and potentially reduces research and development costs by allowing us to leverage local tax incentives available to companies conducting clinical trials in foreign jurisdictions. In designing our phase 1 and phase 2 trials, we strive to efficiently obtain proof-of-mechanism and proof-of-concept readouts, respectively.

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Our management team and board of directors have a long track record of therapeutic development and company building. Throughout their careers, our management team and board of directors have played critical roles as successful drug hunters in the discovery, development, acquisition, and commercialization of multiple blockbuster therapies and in founding and building biopharmaceutical companies.

Our Strategy

Our goal is to continue building a differentiated, global biopharmaceutical company by discovering, developing, and commercializing transformative medicines for underserved patient populations. We aim to be an industry leader in immunology and are advancing a diversified portfolio of programs with the intention of efficiently delivering safe and effective medicines to patients.

The key elements of our strategy include:

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Advance our RIPK2 scaffolding inhibitor, OD-07656, to deliver a potentially transformative therapy for patients suffering from inflammatory bowel disease. Currently, there are few oral advanced therapies approved for the treatment of IBD, and they may not be conducive for use in combination with existing standard of care to improve outcomes safely. We believe OD-07656 has the potential to be the first approved oral therapy for use as monotherapy or in combination with other advanced therapies in patients with moderate to severe disease to potentially break the therapeutic ceiling. We initiated our phase 2a trial assessing OD-07656 as a monotherapy in UC patients in May 2025, with topline induction results expected in     . Following the completion of this trial, we expect to initiate a phase 2b placebo-controlled, randomized, double-blinded trial assessing OD-07656 as a monotherapy in     , with topline monotherapy induction results expected in    . We also expect to commence a second phase 2a trial assessing OD-07656 in combination with standard-of-care vedolizumab for induction therapy in UC patients, followed by OD-07656-only maintenance treatment, in     , with topline combination induction results expected in     .

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Advance our small-molecule inhibitor of SLC15A4, OD-0167571, into clinical development and assess its potential benefit across a range of interferon-mediated and B cell-driven autoimmune and inflammatory diseases. Pending acceptable results from ongoing IND-enabling studies, we intend to submit a CTA outside the United States for our SLC15A4 inhibitor program in     and, if cleared, to initiate a phase 1/2a trial in healthy participants and patients.

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Invest in our early-stage pipeline to potentially enable a new clinical entry every 12-18 months. We intend to advance one or more of our early-stage programs into clinical development and continue to invest in further elucidating immune biology to support new target discovery, validation, and therapeutic development. We expect this will allow us to build a diversified portfolio of candidates at various stages of development to create a repeatable drug development model with a sustainable organization size. The tools we provide our scientists, including artificial intelligence/machine learning, or AI/ML, models, proteomics, and transcription factor reconstitution platforms, are purpose-built to support these goals.

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Execute on our existing, and pursue additional, collaborations. A component of our corporate development strategy is to collaborate with pharmaceutical and biotechnology companies on challenging targets of mutual interest to increase our probability of success by accessing unique tools and reducing our costs to enable the breadth of our portfolio. We have an ongoing collaboration with Terray Therapeutics, Inc., or Terray, on our IRF5 program. We intend to collaborate on additional programs and capabilities in the future.

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Build our development capabilities to support advancement of candidates into late-stage development. We aim to create an integrated discovery, development, and commercialization biotechnology company. As we grow the size of our company and raise additional capital, our plan is to invest more into building in-house development capabilities to complement our use of external support.

Our Team and Investors

We are led by Gary D. Glick, Ph.D., our founder, President and Chief Executive Officer, and Jeffrey M. Leiden, M.D., Ph.D., the Chair of our board of directors and the former President, Chief Executive Officer, and Chairman of the board and current Executive Chairman of Vertex, one of the world’s largest pharmaceutical companies.

Prior to founding our company in 2021, Dr. Glick was the founder and Chief Executive Officer of Scorpion where he led the initiation and early discovery of several programs, including STX-478, a mutant-selective PI3K inhibitor. In early 2025, it was announced that Eli Lilly and Company had entered into a definitive agreement to acquire Scorpion for up to $2.5 billion in cash. Before Scorpion, Dr. Glick was the founder and Chief Executive Officer of IFM, a company that was the first to target the NLRP3 inflammasome and STING. At IFM, Dr. Glick completed three sales of drug development programs, generating proceeds to date of $750 million. Subject to the achievement of various milestones, proceeds from such sales could reach more than $4.7 billion. Earlier in his career, Dr. Glick founded Lycera based on his academic research. At Lycera, Dr. Glick served as Chief Scientific Officer. During his tenure, Lycera successfully completed more than $600 million of program partnering transactions.

Dr. Leiden served as Chief Executive Officer of Vertex for eight years, during which time Vertex delivered multiple approved medicines to treat the underlying cause of cystic fibrosis for patients with certain forms of the disease, including KALYDECO®, ORKAMBI®, and TRIKAFTA®. Prior to Vertex, Dr. Leiden was President, Chief Operating Officer, and Chief Scientific Officer of Abbott Laboratories, Pharmaceutical Products Group, where he led the development and commercialization of HUMIRA®, a drug approved for nine indications with over $200 billion in lifetime sales. Dr. Leiden is actively involved in all aspects of our business, including our preclinical, clinical, and business development activities.

Drs. Glick and Leiden lead our team of experienced drug hunters and developers with deep experience in identifying, developing, and commercializing medicines across indications and drug types. Members of our management team have served in senior positions at Merck & Co., Inc., Sanofi S.A., Pfizer Inc., C4 Therapeutics, Inc., SpringWorks Therapeutics, Inc., IFM Therapeutics, Novartis AG, and Bristol-Myers Squibb Company. In addition to Drs. Glick and Leiden, other members of our board of directors possess a diverse set of skills related to the discovery, development, acquisition, and commercialization of transformative medicines and have experience in leading, founding, or building biopharmaceutical companies that include Abbott Laboratories, Horizon Therapeutics plc, and Vertex.

Our management and board of directors are complemented by scientific co-founders and a scientific advisory board composed of preeminent immunology researchers, including multiple investigators at the Howard Hughes Medical Institute and leading experts globally who have conducted foundational research to identify and characterize a number of our therapeutic targets, including RIPK2 and SLC15A4.

Since our inception in 2021, we have raised an aggregate of approximately $725.8 million from a collection of leading investors, mutual funds, and global family offices. Our investor syndicate includes over 30 venture capital investors, mutual funds, long-only funds, global family offices, and corporate venture funds.

Our Approach to Immunology

The human immune system is a complex network of cells, tissues, and organs that can be divided into two primary components: the innate immune system and adaptive immune system. The innate immune system, which forms the body’s first line of defense, is a cellular network with highly selective receptors and activators that responds to pathogenic stimuli, both directly and by producing proinflammatory cytokines that activate the secondary line of defense: the adaptive immune system. The adaptive immune system helps eliminate pathogens and retains a memory of them for a more effective immune response to previously encountered pathogens. While these responses are necessary for normal homeostatic function and host defense, chronic proinflammatory signaling that remains unresolved propagates inflammatory disease and organ damage, as shown below.

Current therapies for inflammatory diseases are largely focused on the downstream adaptive immune response—specifically, the inhibition of cytokines—and have produced meaningful benefits for patients, but share fundamental limitations despite targeting different cytokines. Because cytokines have redundant function, blocking any one downstream cytokine does not prevent others from activating the adaptive immune response. Cytokines have many functions and therefore inhibiting a cytokine relevant in disease also negatively impacts normal homeostasis and is typically associated with immunosuppression. Therapeutic approaches that block multiple cytokines have the potential to increase susceptibility to life-threatening infection. In addition, cytokine inhibition does not address parts of the innate immune response, such as recruitment and activation of neutrophils or macrophages, which themselves can damage tissue independent of the adaptive immune response. Therefore, we believe existing therapeutics will continue to be challenging to combine safely into additive or synergistic multidrug regimens and leave disease mechanisms unaddressed. By targeting innate immune responses or upstream signaling nodes as shown in the graphic below, our product candidates have the potential, whether as monotherapies or in combination, to address the issue of downstream cytokine redundancy while having less immunosuppressive risk.

Mechanisms of Action for Our Portfolio of Product Candidates

We believe our portfolio of product candidates aimed at known and novel targets in the immune system can produce major treatment advances for patients by expanding the aperture of how inflammatory diseases can be treated. Our strategy is focused on modulating the root of inflammatory dysregulation through highly selective targeting of key nodes in the immune system. Through this approach, we believe we can provide new monotherapy treatments for patients and physicians and enable tolerable combination options to further improve the breadth, depth, and durability of patient responses.

Our Approach to Therapeutic Development

Drug discovery and development at Odyssey is run by a team of experts who collectively have decades of experience across biotechnology and pharmaceutical companies.

We first seek to identify targets that address patient populations with significant unmet need within immunology. In considering targets, we prefer those where the biology is well characterized and where clinical or translational evidence can be combined with human genetics to inform potential safety and efficacy.

After identifying a potential therapeutic target and a patient population with unmet need, we focus on five questions:

(1)	What specific problem(s) are we seeking to address?

(2)	Is there an opportunity to make significant advances over standard of care?

(3)	Is the patient population sufficiently large to support a meaningful commercial opportunity in one or more indications?

(4)	Can the drug candidate make a timely entry to the market (e.g., as one of the first two entrants for a particular mechanism)?

(5)	Will any given target have potential additivity or synergy with other drug candidates in our portfolio?

We strive to have conviction on these questions when we initiate a program and continually revisit these questions as programs advance.

We then filter targets using considerations, including the clinical development path time and investment to achieve value inflection. For example, we evaluate whether there is a definable patient population that can provide unambiguous proof-of-concept or the potential to demonstrate proof-of-mechanism in healthy participant studies. In addition, we consider whether there is a patient selection or biomarker strategy in key indications that can improve probability of success.

Following target selection, we leverage internal capabilities to determine which modality—small molecule or protein therapeutic—is optimal for effectively drugging the core biology we aim to address. We believe that our approach has the potential to develop medicines targeting diseases across the estimated $100 billion inflammatory disease market. Our estimate of the size of the inflammatory disease market is based on third-party research, such as the article titled “Drug sales to reach $1.9 trillion within 5 years?” published in Volume 22, Issue 3 of Nature Reviews Drug Discovery, which has valued the inflammatory disease market in excess of $100 billion based on current approved therapies. Given our focus on what we believe to be the root of inflammatory dysregulation, we believe our approach could have applicability across this market.

The graphic below illustrates our target selection and preclinical and clinical process described above in greater detail.

Small Molecules

Small molecules are preferred to address intracellular targets or provide an oral option where that administration route will be important for prescribers and patients. We have internal expertise to pursue a number of small molecule mechanisms, including traditional inhibitors, protein-protein inhibitors, molecular glues, and protein degraders. To support our discovery and development, we have invested in a suite of tools and capabilities, including our AI/ML platform.

Our AI/ML platform is designed to support small-molecule drug discovery from program initiation through identification of a development candidate in silico. Specifically, our platform can help to elucidate cryptic pockets through novel techniques pioneered by our employees, can use virtual screening and generative chemistry to identify and optimize hits, and can be used alongside traditional medicinal chemistry efforts to efficiently progress our programs. This technology has been instrumental in the discovery and development of some of our product candidates.

Protein Therapeutics

We believe that protein therapeutics are ideal for extracellular targets, particularly where multiple targets or receptors must be engaged for desired pharmacology. Within the protein therapeutic class, there are numerous formats that have been used in approved drugs, including monoclonal antibodies or their fragments, or Fab, bispecific antibodies, fusion proteins, and VHH-based single-domain antibodies and derivatives thereof, which we collectively refer to as VHH or V-bodies. We believe VHH provide a superior platform for the development of next-generation protein therapeutics compared to conventional antibodies and fusion proteins because of their lower molecular weight, modularity, ease of engineering and manufacturing, and developability characteristics—such as higher melting temperatures that are correlated with improved stability, which can simplify storage and transportation. In addition, VHH are typically more soluble than monoclonal antibodies, which can enable high-concentration formulations for subcutaneous dosing—preferred by patients and payors—compared to intravenous delivery. Like our small molecule research, we employ AI and ML models in developing our protein therapeutics. These models enable us to identify favorable combinations of VHH and help guide optimization of affinity, stability, and developability.

The use of individual VHH domains and the ability to modify the number and relative arrangement of such domains has the potential to allow us to create versatile molecules that can be combined to recognize distinct features of a particular target or multiple distinct targets. Combining multiple targeting molecules could enable us to create biparatopic antibodies, which use multiple binders on the same target to increase potency or receptor clustering, or create multispecific V-bodies that recognize multiple receptor targets (e.g., bispecific or trispecific) to improve potency and cell type selectivity, or induce novel cell-cell interactions. We believe the VHH platform also offers the flexibility to enable the inclusion of other technologies, such as half-life extension, use of multiple formats (e.g., Fc-based or linear), and the creation of non-antibody-like geometric arrangements of binding domains, including variable interdomain linker length to modulate spacing between binding elements, which can optimize binding potency, selectivity, and PK properties.

Our expertise and investment in protein production, purification, and reconstitution enables us to take a structure-guided approach across our entire portfolio of small molecules and protein therapeutics, and provides an opportunity to address historically challenging targets such as transcription factors. Transcription factors are difficult drug targets due to their inherent flexibility and poor behavior in the absence of stabilizing co-factors. Our team consists of scientists who have conducted and published leading research in the field of reconstituting functional transcription factor complexes for biochemical and structural characterization. We believe we can use structure-guided hit finding in such reconstitution processes and direct biochemical assessments to characterize hits instead of relying on downstream, indirect phenotypic readouts that are poorly translatable to target-directed drug discovery.

Our Product Candidates

Our portfolio consists of two disclosed wholly owned and one partnered immunology program, with additional undisclosed preclinical programs, that includes both small molecules and protein therapeutics. We believe that considering two modalities provides us with a better ability to select the right modality to most effectively treat the core biology problem we are aiming to address, and each of our modalities has well-prescribed development and regulatory pathways. For our lead programs, we have prioritized targets that we believe are of high interest to pharmaceutical companies to provide partnering flexibility, and for which we believe the disease biology is relatively well understood through the availability and use of genetic, clinical, or translational information.

RIPK2

OD-07656, our oral small-molecule RIPK2 scaffolding inhibitor product candidate, is in phase 2a development for the treatment of UC, one of the two main types of IBD. RIPK2 is a critical signaling protein of the innate immune system that responds to bacterial byproducts from the GI tract and has been implicated both as an initiator of IBD and may be a mechanism of resistance to standard-of-care therapies, including TNF and integrin-blocking therapies. We believe that OD-07656, as either monotherapy or in combination with existing therapies, has the potential to break the current therapeutic ceiling in IBD.

OD-07656 is designed to be an advanced oral therapy that is amenable for broad use in patients with moderate to severe IBD, either as monotherapy or in combination, by addressing IBD at an upstream point in the immune response. By blocking RIPK2 scaffolding with X-linked inhibitor of apoptosis, or XIAP, which we believe is critical to downstream pathway signaling and activation of proinflammatory cells of both the innate and adaptive immune systems, OD-07656 is designed to inhibit cytokine and chemokine expression that activates the adaptive immune response and propagates the inflammatory response, thereby reducing inflammation in the gut and allowing the epithelial lining of the GI tract to repair itself. OD-07656 is also designed to downregulate activity of innate immune system effector cells, such as neutrophils, which have been shown to directly damage the GI tract.

In the fourth quarter of 2024, we completed a phase 1 trial of OD-07656 in healthy adult participants in Australia that demonstrated that OD-07656 was well tolerated and provided continuous target coverage. In May 2025, we initiated dosing in an open-label phase 2a trial assessing OD-07656 as monotherapy at two dose levels in UC patients and we currently expect to release topline induction results from both dose levels in     . As of the date of this prospectus, we have completed dosing of eight patients in part 1 of the phase 2a clinical trial and observed patient benefit across multiple disease-relevant endpoints. In addition, no treatment-emergent adverse events were reported through 12 weeks of treatment within this patient cohort. We expect to commence a second phase 2a trial assessing OD-07656 in combination with the standard-of-care integrin-blocking therapy, vedolizumab, in    , with topline combination induction results expected to be released in    . In addition, we expect to initiate a phase 2b trial assessing OD-07656 as a monotherapy in a larger number of participants in    , with topline monotherapy induction results expected in     . We anticipate conducting our future trials at sites both in the United States and across the rest of the world pending approval and clearance to proceed by the applicable regulatory authorities.

RIPK2 Function as a Signaling Node Mediates Inflammatory Bowel Disease

Activation of RIPK2 in innate immune cells is linked to multiple aspects of IBD pathogenesis through its role as a signal transducer and amplifier of cytokine production. Cytokine production induces an adaptive immune response. In addition to their role in cytokine production, activated innate immune cells can directly contribute to barrier disruption.

RIPK2 is expressed in innate immune effector cells in the intestine, primarily in monocytes, dendritic cells, and macrophages. These innate immune effector cells detect the presence of bacteria and recruit, through cytokine production, adaptive immune cells, such as B cells and T cells, to respond and reduce the threat posed by bacteria. RIPK2 plays a key role in this process as a signaling node within the innate immune cells that connect to the upstream NOD1 and NOD2 receptors. NOD1 and NOD2 are the only innate immune receptors known to be specifically activated by the presence of peptidoglycan, or PGN, which is a component of all bacterial cells. When NOD1 and NOD2 are activated by PGN, they bind to RIPK2, forming a signaling complex in which RIPK2 then undergoes a conformational change that enables it to become a scaffold that binds to XIAP. Once bound to RIPK2, XIAP modifies RIPK2 so that it can bind and activate transforming growth factor-ß-activated kinase 1, or TAK1. The kinase function of activated TAK1 in turn activates both nuclear factor kappa B subunit 1, or NF-B, and mitogen-activated protein kinases, or MAPK, signaling pathways that mediate production and release of proinflammatory cytokines.

The graphic below illustrates the role of RIPK2 in the activation of the NF-B and MAPK signaling pathways that lead to production of proinflammatory cytokines.

RIPK2 Signaling Results from Binding to XIAP and Its Subsequent Ubiquitination

RIPK2
Ub
Ub
Ub
XIAP
BIR2
TAK1
NF-κB
MAPK
Inflammatory cytokines

The RIPK2 signaling pathway has been observed to have three primary effects on innate immune cells: (1) causing innate immune cells to produce proinflammatory cytokines, (2) amplifying production of cytokines induced by microbial stimuli other than PGN that activate innate immune cells, and (3) inducing an activated phenotype in innate immune cells, which, depending on the specific cell type, damages the surrounding normal tissue by killing intestinal epithelial cells and degrading the supporting extracellular structure. The cytokines directly induced or amplified by RIPK2, including TNF, TL1A, IL-23, interleukin 6, or IL-6, and interleukin 1, or IL-1, recruit and activate T cells to initiate an adaptive immune response that is not specific for bacteria, resulting in damage to intestinal epithelial cells.

The graphic below illustrates the role of RIPK2 in activating and amplifying immune response.

Role of RIPK2 in Innate Immune Activation and Adaptive Immune Response

Toll-like receptors, or TLRs, are another family of receptor proteins found in innate immune cells that respond to bacteria products other than PGN (i.e., LTA, flagellin, and LPS). To show the role of RIPK2 in amplification of TLR signaling, we conducted a study in which we exposed human peripheral blood mononuclear cells, or PBMCs, to a fragment of the bacterial byproduct PGN or a TLR agonist separately or PGN and a TLR agonist combined. When the cells were exposed to both PGN and TLR, we observed an increase in proinflammatory TNF production by between four and 10 times when compared to PGN or TLR alone.

Observed Increase in Proinflammatory Cytokine Production by Human PBMCs When Exposed to Both PGN and TLR Agonists Over Either Alone

TNF, pg/mL
1000
800
600
400
200
0
****
****
RIPK2-dependent synergistic activity
TLR-only activity
PGN alone
TLR agonist alone
PGN + TLR agonist

Human PBMCs were stimulated for 24 hours by PGN fragment L18-MDP, a NOD2 agonist, or flagellin, a TLR5 agonist. Data from a single representative donor shown above as mean ± standard deviation; three individual donors tested total. PGN + TLR agonist co-stimulation resulted in significantly higher TNF production as compared to PGN alone. Statistical significance was calculated in GraphPad Prism 10.2.3 using one-way ANOVA, **** = p < 0.0001, and TLR agonist alone, **** = p < 0.0001.

In addition to the role of RIPK2 in stimulating and amplifying the adaptive immune response through cytokine production, innate immune cells, such as neutrophils, also express RIPK2 and become activated following exposure to PGN. Activated neutrophils have been observed to directly damage the epithelial lining and mucosal immune defense barrier of the GI tract by releasing human neutrophil elastases that degrade key components of the intestinal epithelial membrane, a3 and a4 chains of type IV collagen. As a result, the mucosal immune defense barrier of the membrane fails, allowing bacteria and bacterial byproducts access to deeper layers of the intestine and creating a feed-forward response cycle. Since this tissue-damaging cycle only requires cells of the innate immune system, it may explain why therapies targeting the adaptive immune response, even when used in combination, induce remission in less than half of all patients. The ability of the innate immune system alone to initiate and sustain IBD is supported by experiments in animals that lack a functional adaptive immune system, such as in mice that lack recombination activating genes (RAG1 and RAG2), genes essential for the development of the adaptive immune cell. For example, CD40 stimulation in RAG1/2 knockout mice activates the innate intestinal immune system in the absence of any cells of the adaptive immune system and causes intestinal inflammation and tissue damage. The TRUC model, in which mice are genetically deficient in both T-bet (a transcription factor) and RAG2, provides another example where IBD occurs in the absence of mature lymphocytes, the cells that mediate adaptive immune responses. In this model, the presence of specific but not pathogenic microbiota is sufficient to trigger the activation of the innate immune system, which leads to intestinal inflammation and damage.

Inflammatory Bowel Disease Background

IBD is a complex disease with many contributing factors, including genetic, environmental, and immunologic factors, and is divided into two primary categories: UC, involving the innermost lining of the large intestine, and Crohn’s disease, which can affect the full thickness of the bowel wall and all parts of the GI tract. Both types are chronic, relapsing, remitting, inflammatory conditions that begin most commonly during adolescence and young adulthood. IBD is characterized by a breakdown of the epithelial lining of the intestines, which leads to an inflammatory response that is triggered by exposing deeper parts of intestinal tissue to the bacteria present in the lumen of the GI tract. The inflammatory response can further damage epithelial tissue in the GI tract and prevent healing of existing damage, resulting in a continuing, self-perpetuating cycle of damage to the intestine in IBD. In addition to direct disease impacts, patients with IBD experience negative impacts on their mental health, careers, and quality of life as compared to healthy individuals as a result of their recurrent disease symptoms and the need to cycle through therapeutic options.

IBD is estimated to affect two-to-three million people in the United States and over six million people globally. The IBD market was approximately $16 billion in the United States and $23 billion globally in 2023, and is expected to grow to approximately $22 billion in the United States and $33 billion globally by 2030.

Approved biologics and those in late-stage development as well as targeted small molecule therapies only target cytokines that regulate downstream adaptive immune responses (e.g., TNF, IL-23, or TL1A) or block the recruitment and migration of adaptive immune cells (e.g., integrin or S1P1R), and therefore fail to address the inflammation and tissue damage caused directly by activated innate immune cells. Because existing therapies focus solely on the adaptive immune system, we believe that a novel therapy that blocks innate immune cell activation in response to microbial signals that initiate and drive IBD is needed. Cytokines and T cells within the adaptive immune system operate together through different mechanisms that are not inhibited by targeting only one aspect of the adaptive immune response. Although combinations of adaptive immune-targeted therapies are currently being evaluated in clinical trials, we believe there are key limitations to this approach due to the number of cytokines and adaptive cell types involved downstream of the RIPK2 node. Moreover, these approaches leave the innate immune response unchecked, allowing for ongoing intestinal inflammation and epithelial barrier breakdown, irrespective of cytokine blockade or reduced adaptive immune activation and recruitment.

Limitations of Existing IBD Therapies

A broad spectrum of cytokines and chemokines have been implicated in both UC and Crohn’s disease, several of which have been validated as drug targets to treat patients with moderate to severe IBD, starting with the TNF cytokine. Since the approval of the first TNF-blocking agent, REMICADE®, in 1998, a number of additional medicines targeting different cytokines or adaptive immune cells (e.g., integrins, IL-23, S1P1, and JAK) have been approved to treat IBD.

Despite the number of therapeutic options available today, remission rates remain modest; only 20 to 30% of patients (placebo adjusted) will respond to a particular treatment and reach disease remission. In addition, up to 45% of those who do initially respond to therapy eventually lose response over time and no approved therapies have addressed fibrostenotic disease. This leads to many patients having to cycle through therapies throughout their lives. In addition, some therapies, such as JAK inhibitors, have a black-box warning for the risk of fatal cardiovascular events.

The placebo-adjusted clinical remission rates for drugs currently approved to treat UC and Crohn’s disease—targeting TNFs, integrins, IL-23, S1P1, or JAK—range from 8% to 26% for UC and 6% to 21% for Crohn’s disease, based on consolidated results from the respective approval studies summarized in Section 14 of their FDA labels. There are also multiple product candidates in development targeting TL1A, one of which has reported phase 2 clinical trial results where the company observed a placebo-adjusted clinical remission rate of 25% in UC.

Based on the observed limitations of the advanced therapies, we believe that there is considerable interest for improved efficacy in UC and Crohn’s disease treatments, either through novel therapeutic mechanisms or by combining approved agents. We believe the underlying reason for the lack of transformative benefit to date is due to the number of cytokines and chemokines activated downstream of RIPK2 that have overlapping and redundant pathogenic effects in IBD, and the focus of existing therapies solely on the adaptive, and not the innate, immune system.

Potential for RIPK2 Inhibition across IBD Patients

Activated RIPK2 has been observed in IBD across multiple preclinical analyses and studies. In particular, ubiquitin side chains have been observed on RIPK2, which is a post-translational modification (ubiquitination) understood to be formed only following RIPK2 activation by XIAP. As reflected in the graphic below, biopsy samples from both UC and Crohn’s disease patients were reported by a third party in the article titled “Simultaneous substrate and ubiquitin modification recognition by bispecific antibodies enables detection of ubiquitinated RIP1 and RIP2” published in Volume 17, Issue 819 of Science Signaling to have elevated levels of ubiquitin side chains on RIPK2 compared to non-IBD patients, suggesting that RIPK2 was activated in IBD patients.

Increased Levels of Activated (Ubiquitinated) RIPK2 in Patients with UC and Crohn’s Disease

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Relative intensity of RIPK2-Ub
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Statistical significance was calculated with Mann-Whitney test, *** = p < 0.001.

Human genetic studies have identified single nucleotide polymorphisms, or SNPs, in two genes known to regulate RIPK2 activity that are associated with increased risk of IBD: ATG16L1 (hazard ratio, or HR, of 1.2) and CARD9 (HR of 1.2). In addition, there are distinct CARD9 SNPs that are associated with reduced risk of IBD (HR of 0.3-0.4).

In an internal analysis, we used our proprietary gene signature that measures RNA expression levels made by a specific set of genes we believe are regulated by RIPK2 post-PGN stimulation. We refer to such levels using gene set variation analysis, or GSVA, of the RIPK2 gene signature. The chart below illustrates the results of a preclinical analysis—using third-party data from UC and Crohn’s disease patients in the article titled “Ulcerative colitis mucosal transcriptomes reveal mitochondriopathy and personalized mechanisms underlying disease severity and treatment response” published in Volume 10 of Nature Communications and in the article titled “IL-1-driven stromal–neutrophil interactions define a subset of patients with inflammatory bowel disease that does not respond to therapies” published in Volume 27 of Nature Medicine—deposited in the Gene Expression Omnibus that we conducted with a proprietary gene signature which shows RIPK2-dependent gene expression in intestinal biopsies from UC and Crohn’s disease patients compared to healthy subjects. In this analysis, we observed that UC and Crohn’s disease patients, and in particular patients in the more severe disease categories, had a greater incidence of the RIPK2 GSVA (i.e., RIPK2 gene activation).

Expression of Genes Induced by Active RIPK2 Was Increased in Patient Biopsies from UC and Crohn’s Disease Patients; Highest Expression Observed in Moderate and Severe Patients

The dashed line indicates 99th percentile of the patient’s t-distribution derived from the healthy control group (GSVA cutoff for the panel of UC=0.46 and Crohn’s disease=0.42). This value was used as a cutoff for patient-level determination of elevated RIPK2 signaling. Statistical significance was calculated with a Mann Whitney U-Test.

We have also measured our proprietary RIPK2 gene signature in a preclinical study of IBD patient biopsy samples both before and after treatment with approved drugs used to treat IBD. In this study and as set forth in and below the following figure, we observed that RIPK2 GSVA levels had a statistically significant decrease following treatment with several standard-of-care IBD therapies (infliximab, vedolizumab, and ustekinumab) in a majority of patients who responded to treatment, whereas pre- and post-treatment GSVA levels were statistically indistinguishable in a majority of patients who did not respond to treatment. Based on our observations, we believe that RIPK2 is activated in most IBD patients before treatment and remains activated in IBD patients who fail to respond to approved IBD therapies. We believe inhibiting RIPK2 as a treatment method has the potential to serve as a first-line therapy for patients with moderate to severe IBD and as a second-line treatment in patients who have been previously treated but have not responded to standard-of-care therapies, including infliximab, vedolizumab, or ustekinumab.

The charts below show the results of an analysis we conducted on public datasets described below.

Observed RIPK2 Gene Signature Expression Rates Remained Elevated in Non-Responders to Currently Available Therapies vs. Responding Patients

The infliximab and vedolizumab datasets used inflamed mucosal tissue and all patients in the dataset were included in the analysis. The ustekinumab dataset used uninflamed mucosal tissue and therefore the analysis was performed on a subset of patients (53%) having evidence of RIPK2 activation at baseline (GSVA score > 0.1). ** = p < 0.01; *** = p < 0.001; **** = p < 0.0001; n.s. = not significant.

The infliximab dataset included samples from 12 healthy subjects as a comparator (mean signature score=-0.71). The gene signature was observed to decrease selectively in responder populations post-treatment (n=8, mean pre-treatment score=0.23, mean post-treatment score=-0.61); at 80% power and p=0.05 significance, the analysis was designed to be sufficient to detect significant decreases to less than a mean post-treatment score of -0.22. There was no significant decrease observed in the non-responder populations post-treatment (n=15, mean pre-treatment score =0.54, mean post-treatment score=0.22); at 80% power and p=0.05 significance, the analysis was designed to be sufficient to detect significant decreases to less than a mean post-treatment score of 0.076.

The vedolizumab dataset included samples from 12 healthy subjects as a comparator (mean signature score=-0.71). The gene signature was observed to decrease selectively in responder populations post-treatment (n=16, mean pre-treatment score=0.10, mean post-treatment score=-0.60); at 80% power and p=0.05 significance, the analysis was designed to be sufficient to detect significant decreases to less than a mean post-treatment score of -0.27. There was no significant decrease observed in the non-responder populations post-treatment (n=6, mean pre-treatment score =0.26, mean post-treatment score=0.33; at 80% power and p=0.05 significance, the analysis was designed to be sufficient to detect significant decreases to less than a mean post-treatment score of -0.78.

The ustekinumab dataset included samples from 26 healthy subjects as a comparator (mean signature score=-0.29). The gene signature was observed to decrease selectively in responder populations post-treatment (n=17, mean pre-treatment score=0.44, post-treatment score=0.038); at 80% power and p=0.05 significance, the analysis was designed to be sufficient to detect significant decreases to less than a mean post-treatment score of 0.052. There was no significant decrease observed in the non-responder populations post-treatment (n=8, mean pre-treatment score=0.57, mean post-treatment score=0.37; at 80% power and p=0.05 significance, the analysis was designed to be sufficient to detect significant decreases to less than a mean post-treatment score of -0.049.

In another preclinical study reflected below, we evaluated inflammatory and fibrotic gene expression in human IBD biopsies treated with OD-07656. Multiple biopsies from inflamed mucosa of IBD patients were collected and cultured with either 1 µM of OD-07656 or vehicle control, followed by gene expression analysis using RNA sequencing. We observed a statistically significant reduction in the RIPK2 gene signature relative to random permutations. In addition, we assessed the treatment effect of OD-07656 using published gene expression profiles associated with activation of inflammatory and fibrosis pathways. We observed a statistically significant reduction in an inflammatory monocyte signature (M5) and an inflammatory fibroblast signature (M4) reported in the article titled “IL-1-driven stromal–neutrophil interactions define a subset of patients with inflammatory bowel disease that does not respond to therapies” published in Volume 27 of Nature Medicine, a TNF-mediated inflammation signature, defined as the union between sets N00446 (TNF-jun N-terminal kinases, or JNK), N00444 (TNF-p38), and N00151 (TNF-NF-B) (KEGG pathway) and in a Crohn’s disease-penetrating fibrosis dataset published in the article titled “Reverse translation approach generates a signature of penetrating fibrosis in Crohn’s disease that is associated with anti-TNF response” published in Volume 71, Issue 7 of Gut.

RIPK2 Inhibition Reduced Expression of Inflammation and Fibrosis-Associated Gene Sets

Inflammatory pathways
Fibrosis pathways
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The figure above depicts data from a total of nine biopsy pairs across seven patients (Crohn’s disease, n=3; UC, n=4). The barplots indicate fold-change in expression of gene sets between OD-07656 treatment and control, error bars indicate standard deviation and p-values indicate enrichment of gene sets among downregulated genes. To calculate p-values relative to fold-change distributions, genes were randomly permuted 1,000 times with a total of 20 genes in each permutation. Average-fold-change was calculated for each permutation, creating a null distribution from which the p-value was determined. The fold-change cutoff for p=0.05 significance is -0.30. Average-fold-change in each of the gene sets listed in the figure in order of left to right is -0.51, -0.38, -0.47, -0.48 and -0.68, and average fold-changes in each gene set included above were statistically significant.

Based on the observations described above, we believe that RIPK2 was active in patients with IBD and that sustained RIPK2 gene expression in patients non-responsive to standard-of-care therapies suggests this pathway may be responsible for resistance. In addition, we believe the concordance between decreases in the RIPK2 gene signature and published gene signatures of inflammation and fibrosis following treatment with OD-07656 suggests potential benefits on reducing inflammatory signaling and fibrosis. We believe that reducing fibrosis in IBD patients may prevent the serious long-term manifestations of the disease that are linked to surgical interventions and morbidity.

Our Solution: RIPK2 Scaffolding Inhibitor (OD-07656)

OD-07656 is designed to be an advanced oral therapy that is amenable for broad use in moderate to severe IBD patients, either as monotherapy or in combination. By blocking RIPK2 scaffolding with XIAP, which we believe is critical to downstream pathway signaling and activation of proinflammatory cells of both the innate and adaptive immune systems, OD-07656 is designed to inhibit cytokine and chemokine production that activate the adaptive immune system and propagate the inflammatory response to reduce inflammation in the gut and allow the epithelial lining of the GI tract to heal. OD-07656 is also designed to downregulate activity of innate immune system effector cells, such as neutrophils, which have been shown to directly damage the GI tract.

Preclinical Data

We have conducted a number of preclinical studies to examine the role of RIPK2 and OD-07656, and we believe our preclinical data supports the potential of OD-07656 as an oral treatment to suppress microbial signaling from PGN and reduce the amplification of the innate immune response following exposure to microbiota, with the potential for it to be used as a monotherapy or in combination therapy. In our preclinical studies, we observed that RIPK2 inhibition has the potential to be additive or synergistic with standard-of-care therapies to reduce cytokine production, which may improve remission rates and prevent the development of resistance. Finally, the effects of RIPK2 scaffolding inhibition using OD-07656 in our preclinical observations to date have been consistent across healthy and diseased human cells, and potency in human cells was observed to be generally consistent with activity in murine cells in vitro, in vivo, and ex vivo, which enables development of in vitro-in vivo correlations to inform dose selection and assessment of a PK-PD relationship in clinical development.

As part of our preclinical development, we conducted a study where we stimulated human monocytes or a human NOD2 reporter cell line with a NOD2 agonist and treated either with OD-07656 or the active metabolite of GSK2983559, a RIPK2 kinase inhibitor that was discovered by GSK plc, which we refer to as RIPK2 Kinase Inhibitor 1, to measure potential differences in impact on RIPK2 inhibition. The structure of GSK2983559 and the active metabolite were described in the article titled “Discovery of a First-in-Class Receptor Interacting Protein 2 (RIP2) Kinase Specific Clinical Candidate, 2-((4-(Benzo[d]thiazol-5-ylamino)-6-(tert-butylsulfonyl)quinazolin-7-yl)oxy)ethyl Dihydrogen Phosphate, for the Treatment of Inflammatory Diseases” published in Volume 62, Issue 14 of the Journal of Medicinal Chemistry. The comparisons and results described below using the RIPK2 kinase inhibitor may differ in material ways from third-party studies that use such inhibitor. In our study comparing OD-07656 and RIPK2 Kinase Inhibitor 1, we observed differentiation of our scaffolding approach on RIPK2 activation (ubiquitination) and on multiple downstream steps indicative of RIPK2 pathway activity (e.g., NF-B activation, measured by degradation of IBa, and phosphorylation of p38 and JNK) from RIPK2 Kinase Inhibitor 1 under the same conditions. The graphics below illustrate the results from our study. As set forth below, we observed a blockade of downstream activation steps by scaffolding inhibition but not kinase inhibition at concentrations of 33 nM and above. Even at concentrations up to 1000 nM, the kinase inhibitor did not show greater than 50% inhibition of NF-B, a transcription factor believed to play a key role in inflammatory processes.

OD-07656 Scaffolding Inhibition Reduced RIPK2 Activation (Ubiquitination) for Downstream Signaling (NF-B, p38, JNK)

Left panel: Activated human macrophages were stimulated with the PGN fragment L18-MDP, a NOD2 agonist, for 30 minutes. RIPK2 ubiquitination was measured by immunoprecipitation of total ubiquitinated proteins using a ubiquitin-specific antibody (anti-FK2) followed by detection of RIPK2 by immunoblot. RIPK2 pathway activation was then assessed by measuring phosphorylation, a measure of cell signaling, of p38, phosphorylation of JNK, and degradation of IBa± using immunoblot of indicated proteins in whole cell lysate. Data from a single representative experiment shown above; RIPK2 ubiquitination was observed in two independent experiments and RIPK2 pathway activation was observed in three independent experiments.

Right panel: HEK-Blue hNOD2 reporter cells were stimulated with the PGN fragment L18-MDP, a NOD2 agonist, for 24 hours. Average dose-response curves for OD-07656 (n=3) and RIPK2 Kinase Inhibitor 1 (n=2) shown.

In another preclinical study, we observed OD-07656 to achieve greater maximal inhibition of disease-relevant cytokines (TNF, TL1A, and IL-23) than RIPK2 Kinase Inhibitor 1 in human macrophages stimulated with PGN. The graphs below show the levels of cytokine inhibition observed following dosing with OD-07656 and RIPK2 Kinase Inhibitor 1. These graphs support our hypothesis that changing the structure of RIPK2 by blocking XIAP from binding inhibits the production of downstream proinflammatory cytokines more effectively than RIPK2 Kinase Inhibitor 1.

OD-07656 Treatment Resulted in Greater Cytokine Inhibition vs. Kinase Inhibition Alone

Activated human macrophages were stimulated with the PGN fragment L18-MDP, a NOD2 agonist, for 24 hours. Average dose-response curves of OD-07656 (n=3) and RIPK2 Kinase Inhibitor 1 (n=3) for inhibition of TNF, TL1A, and IL-23 shown. Average data shown as mean ± standard error of the mean.

We believe OD-07656 has the potential to be a potent and selective inhibitor of PGN-induced cytokine production. In another study comparing the effect of OD-07656 on TNF production from three off-target innate immune receptors—TLR5, TLR4, and TLR2—we did not observe any effect of OD-07656 on TLR-induced signaling at concentrations greater than 100 times the EC90, a concentration to achieve 90% inhibition effect, for PGN-mediated TNF production. We believe that this selectivity can prevent adverse immunosuppression, allowing cells to respond to other pathogenic bacteria and prevent increased infection risk. The charts below show results from this study using the indicated agonist. At OD-07656 concentrations of less than 10 nM, we observed 100% inhibition of TNF from PGN, whereas at concentrations approximately 100 times higher, 1000 nM, we observed no significant inhibition of TNF from activators of other innate immune receptors, suggesting highly potent and selective activity of OD-07656 for only NOD1 or NOD2-mediated signaling from PGN.

OD-07656 Was Highly Selective—Capable of Inhibiting TNF from NOD2 Agonism (On-Target) While Sparing TNF Production from Off-Target Immune Receptors (TLR5, TLR4, and TLR2)

Human monocytes were stimulated with the indicated agonist for 24 hours. Dose-response curve of OD-07656 for inhibition of TNF following stimulation with the PGN fragment L18-MDP (n=7), flagellin (n=4), LPS (n=4), or Pam3CSK4 (n=4) shown. Average data shown as mean ± standard error of the mean.

Given the safety profile of OD-07656 we observed in preclinical studies, we believe that it has the potential to be combined with standard-of-care therapies targeting the adaptive immune system to produce greater therapeutic results for patients. Similar to the effect of RIPK2 inhibition on the exaggerated innate immune response to multiple microbial ligands, we believe RIPK2 can also modulate the exaggerated response observed when TNF is activated alongside PGN. In addition, we observed in a study that while monotherapy treatment of RIPK2 or TNF-blocking agents have similar effects on IL-6 levels in murine lamina propria mononuclear cells, or LPMCs, which are mucosal membrane cells in mice, the combination of both reduces IL-6 activation to unstimulated levels.

The graphs below show the effect we observed on IL-6 levels in human monocytes stimulated with TNF or PGN or a combination of both and exposed to 100 nM of OD-07656 and murine LPMCs stimulated with phorbol 12-myristate 13-acetate, or PMA, ionomycin, and PGN to mimic the simultaneous activation of the adaptive and innate immune systems. The elevated levels of IL-6 we observed when stimulated by PGN and TNF aligns with our belief of the dual roles of RIPK2 as a signal transducer and amplifier. We believe the significant decrease in IL-6 levels observed from OD-07656 alone in the human model and OD-07656 both alone and with a TNF blocker, anti-mouse TNFa manufactured by Bio X Cell (catalog number BE0058), in the murine model suggests RIPK2 inhibition is important in reducing proinflammatory cytokines.

Treatment with OD-07656 Reduced IL-6 Levels in PGN- and TNF-Stimulated Human Monocytes and in Combination with TNF Blocker (Anti-TNF) in Murine LPMC Models

Left panel: Human monocytes were stimulated for 24 hours by PGN fragment L18-MDP, a NOD2 agonist, or recombinant human TNF, or a combination of both. Data is pooled from 13 individual donors and shown as mean ± standard error of the mean. Statistical significance was calculated in GraphPad Prism 10.2.3 using one-way ANOVA; ** = p < 0.01; *** = p < 0.001; n.s. = not significant.

Right panel: Murine LPMCs isolated from inflamed colons of 3% DSS mice and activated in vitro with a combination of the PGN fragment C12-iE-DAP (NOD1 agonist), PMA, and ionomycin. Data from a single representative experiment shown above as mean ± standard deviation; a total of three individual experiments were performed. Statistical significance was calculated in GraphPad Prism 10.2.3 using one-way ANOVA; **** = p < 0.0001.

We have also observed this synergy in combination with other standard-of-care therapies for IBD. For example, in one of our preclinical studies where we combined OD-07656 and upadacitinib, an approved JAK inhibitor, we observed that the combination had the potential to not only deepen activity of either agent alone, but to reduce inflammation to baseline or below, as seen with IL-6 and IFNg in the below graphs.

Treatment with OD-07656 Reduced IL-6 and IFNg Levels in PMA-, Ionomycin-, and PGN-Stimulated Murine Models Both as Monotherapy and in Combination with a JAK Inhibitor (JAKi)

Murine LPMCs isolated from inflamed colons of 3% DSS mice and activated in vitro with a combination of the PGN fragment C12-iE-DAP (NOD1 agonist), PMA, and ionomycin. Data from a single representative experiment shown above as mean ± standard deviation; a total of three individual experiments were performed. Statistical significance was calculated in GraphPad Prism 10.2.3 using one-way ANOVA; * = p < 0.05; ** = p < 0.01; **** = p < 0.0001.

The mechanisms of action of certain other approved drugs for IBD, including vedolizumab, do not translate to effects in the in vitro model systems described above for TNF blockers and JAK inhibitors. Specifically, the mechanism of action of vedolizumab requires that the drug blocks the recruitment of T cells from circulation into the intestinal tissue, which cannot be recapitulated in this in vitro model. As a result, we have not similarly tested OD-07656 in certain other combinations, including with vedolizumab.

Translational Data

To assess the potency of RIPK2 inhibition across human cells, we selected a panel of different immune cells from healthy donors, including macrophages, monocytes, and dendritic cells, and observed similar potency (0.5–2.0 nM IC50, the measure of the concentration required to inhibit a process by 50%, for TNF production) across each type of cell following stimulation with PGN. We believe this consistency suggests that there will be predictable target coverage across RIPK2-expressing cells relevant to disease.

Thereafter, to assess the potency of RIPK2 inhibition in human cells relevant to IBD, we isolated LPMCs from colon tissue biopsies of patients with Crohn’s disease who had either not received advanced therapies or were resistant to such therapies. Similar to the experimental design in healthy human immune cells, we exposed the Crohn’s disease patients’ LPMCs to PGN after treatment with OD-07656 and observed an IC50 for TNF production of approximately 1 nM with inhibition greater than 80% in both groups. We believe these results suggest RIPK2 inhibition may be a promising treatment option for both newly diagnosed and refractory IBD patients.

The table to the left below lists the observed potency of OD-07656 at inhibiting TNF production across a number of relevant cell types. The graph to the right below illustrates the TNF inhibition we observed in LPMCs from colon tissue taken from representative Crohn’s disease patients with active disease after we treated such LPMCs with OD-07656 prior to stimulation with PGN fragment for 72 hours. Two samples were from patients who had no known treatment with anti-TNF drugs and four were from patients who were anti-TNF drug resistant. We observed that the LPMCs from both anti-TNF naïve and anti-TNF resistant patients were sensitive to RIPK2 inhibition.

OD-07656 Was a Potent Inhibitor of TNF Across Cells of Anti-TNF Resistant and Naïve Patients

Human LPMCs isolated from inflamed resected intestinal tissue from Crohn’s disease patients and stimulated for 72 hours by the PGN fragment L18-MDP, a NOD2 agonist. Dose-response curve of OD-07656 for inhibition of TNF in anti-TNF resistant (n=4) or anti-TNF naïve (n=2) shown. Average data shown as mean ± standard error of the mean.

In Vivo Murine Models

Given the complex and heterogenous nature of human IBD, we do not believe that any single preclinical model has emerged as being strongly predictive for human efficacy or for providing a comparison of the therapeutic potential of different compounds or mechanisms. However, there are three preclinical models where approved cytokine therapies have been observed to be active and where we believe a genetic link to RIPK2 has been suggested through siRNA or gene knockout. We, and others, have similarly observed that the pharmacologic inhibition of RIPK2 is effective on one or more measures of disease in each of these models.

The table below sets forth these three models and their microbiota, genetic, or pharmacologic link to RIPK2 inhibition, and the approved agents that have also demonstrated the potential translatability of these results to humans.

Comparison of Murine Model Responses Across RIPK2 Programs

Note: Activity of anti-IL-23 and anti-TNF has been shown in the TNBS murine model, which is similar to DNBS.

Two of these models, T-bet-/- RAG2-/- UC, or TRUC, and SAMP1/YitFc, have been shown to be microbiota dependent. Boehringer Ingelheim published positive results in 2021 using their RIPK2 scaffolding inhibitor in the TRUC model, which is characterized by microbe-driven inflammation of the large intestine. Given the activity observed with their RIPK2 inhibitor in that model, we elected to test a close analog of OD-07656 in the SAMP1/YitFc model, which is characterized by spontaneous inflammation of the small intestines and where activity has been observed with anti-TNF therapy. In this model, we observed a statistically significant reduction in TNF gene expression in the intestine and, more importantly, a significant reduction in the histology score in the intestine, which we believe is a more accurate assessment of disease activity than cytokine production since it captures cellular and structural changes in the intestine.

The graphs below show the reduction in TNF levels and reduced histology score we observed from our preclinical study described above. In the study, we treated age-matched SAMP1/YitFc mice (7-8-weeks old) daily with 200 mg/kg of a close analog of OD-07656 or with a control vehicle for 8 weeks, after which TNF gene expression and intestinal pathology were assessed.

Treatment of Mice with OD-07656 Analog Observed to Reduce TNF Production and Severity of Ileitis

Left figure presents TNF fold-change based on the relative RNA expression compared to age-matched non-disease animals in vehicle group (n=9) and RIPK2 treatment group (n=15). Right figure presents total histology score in vehicle group (n=10) and RIPK2 treatment group (n=15). Statistical significance was calculated in GraphPad Prism 10.2.3 using unpaired t test; * = p < 0.05; *** = p < 0.001.

To test the relationship between PK and PD effect (e.g., reduction of cytokine production systemically and in the colon), we used a PGN-stimulation PK/PD model. In this model, we dosed mice with OD-07656 ranging from 100-300 mg/kg, which achieved trough concentrations of OD-07656 of 1-10 nM in the blood, and—at the time the trough concentration was measured—we administered the PGN stimulus. We observed reductions in TNF in the plasma and in colon tissue following PGN stimulation in mice treated with OD-07656. The graphs below show the statistically significant reduction of TNF levels in the plasma and colon tissue of the mice observed following OD-07656 doses greater than or equal to 100 mg/kg. The figure to the right shows that doses of OD-07656 equal to or greater than 100 mg/kg were observed to achieve trough concentrations of OD-07656 that were greater than 1 nM in plasma. The observations from this preclinical study further support our belief that RIPK2 inhibition with OD-07656 has the potential to significantly reduce signaling leading to TNF production, which we believe is a key mediator of inflammatory damage in IBD patients.

OD-07656 Treatment Led to Dose-Dependent Reduction in TNF Expression in Plasma and Colon Tissue in Murine Models

Each dot represents an individual mouse, excluding identified outliers. For plasma samples, group sizes are as follows: control (n=4), vehicle (n=8), 1 mg/kg OD-07656 (n=9), 10 mg/kg OD-07656 (n=9), 100 mg/kg OD-07656 (n=8), and 300 mg/kg OD-07656 (n=9). For colon tissue samples group, sizes are as follows: control (n=4), vehicle (n=10), 1 mg/kg OD-07656 (n=10), 10 mg/kg OD-07656 (n=10), 100 mg/kg OD-07656 (n=10), and 300 mg/kg OD-07656 (n=10). Identification of outliers within groups was performed using the GraphPad Prism “Identify Outlier” function, applying Method “ROUT,” and setting the remove outlier parameter at Q = 1%. Data shown as mean ± standard error of the mean. Statistical significance was calculated in GraphPad Prism 10.2.3 using one-way ANOVA; ** = p < 0.01; **** = p < 0.0001.

We then integrated the in vivo PGN-challenge model with an ex vivo PGN-challenge model. In the ex vivo PGN-challenge model, we dosed mice and then drew their blood approximately three hours later. The blood was subsequently stimulated with PGN and we assessed TNF levels approximately four hours later. The aim of this study was to determine if results in the ex vivo stimulation assay would be similar to in vivo results. We observed a similar relationship between cytokine inhibition and potency between the models, with free drug levels of 1.5-2 nM inhibiting TNF production by 50%.

The concentrations required in these two murine models for inhibition were also similar to the concentration required for 50% target inhibition in human whole blood (0.2 nM free drug), suggesting concordance between the murine in vivo and ex vivo results and concentrations required for similar effect in human cells. We believe these data support the use of an in vitro human whole blood assay in our phase 1 healthy participant trial to predict the dose required for a desired level of RIPK2 inhibition and to inform dose selection for subsequent clinical trials in IBD patients. The illustration to the left below summarizes the design of both the preclinical in vivo PGN-challenge model and the preclinical ex vivo PGN-challenge model. The graph to the right below illustrates the increasing level of TNF inhibition at higher concentrations of OD-07656, and the table below sets forth the observed total and free drug potency in vitro with human blood, and in vivo and ex vivo using mouse blood as reflected by IC50 and IC90 values, which represent 50 and 90% inhibition, respectively. The concordance across the measured values suggests an ex vivo stimulation assay may be used in clinical development to inform in vivo cytokine inhibition.

In Vivo and Ex Vivo Murine Challenge Model Design and Results, and Human In Vitro Results

In the dose response curves, each dot represents an individual mouse excluding identified outliers. In vivo data is pooled from six independent studies with TNF inhibition shown for 212 mice. Ex vivo data is pooled from two independent studies with TNF inhibition shown for 48 mice. The dose-response curves were overlayed and analyzed in GraphPad Prism 9.2 by nonlinear regression using the “log(inhibitor) vs. normalized response—Variable slope” function with the constraint that Hill slope > 1. Identification of outliers within groups was performed using the GraphPad Prism “Identify Outlier” function and applying Method “ROUT,” and setting the remove outlier parameter at Q = 1%. Human whole blood was stimulated with the PGN fragment L18-MDP, a NOD2 agonist, for 24 hours and TNF inhibition by OD-07656 was evaluated. Data shown as the geometric mean +/- standard error of the mean from 34 healthy donors.

OD-07656 Phase 1 Clinical Trial

Our phase 1 clinical trial in healthy participants assessed OD-07656 in a four-part, double-blind trial designed to investigate safety, tolerability, PK, and PD with single ascending doses (SAD, part one) and multiple ascending doses once or twice daily for 14 days (MAD, part two). Parts three and four of the trial were designed to investigate food-effect and potential for drug-drug interactions, or DDI, respectively. Exploratory endpoints included an ex vivo PGN stimulation assay using whole blood to determine PD effects.

The SAD cohorts received doses from 3 to 200 mg. The MAD cohorts received doses from 10 mg once daily up to 50 mg twice daily, or BID. SAD and MAD cohorts each consisted of eight participants with six receiving OD-07656 and two receiving placebo. Food effect was tested and there was no difference in PK observed between fasted and fed states. Potential for DDI that could change midazolam exposure was tested and no significant changes in midazolam exposure were observed. In total, 81 participants received OD-07656 and 20 received placebo.

Safety assessments were completed across all parts of this clinical trial. All dose levels were generally well tolerated with no serious adverse events, or SAEs, dose-limiting toxicities, or suspected unexpected serious adverse reactions, or SUSARs. In addition, no clinically significant or abnormal findings related to OD-07656 were identified by electrocardiogram, or ECG. The majority of treatment-emergent adverse events, or TEAEs, among participants who received OD-07656 or placebo were classified as grade 1 (mild). In total, 52% of OD-07656-treated participants had any TEAEs compared to 60% of placebo-treated participants.

The table below summarizes TEAEs classified as either grade 2 (moderate) or grade 3 (severe) that were identified in participants treated with OD-07656 (n=7). None of the TEAEs caused dosing to be interrupted or caused participants to be discontinued from the study. All of the grade 2 TEAEs reported in the 200 mg SAD cohort were identified in one participant.

The most common grade 2 or higher TEAE observed was neutrophil count decrease, which we believe is an on-target effect linked to a potential reduction in IL-1ß signaling caused by RIPK2 inhibition. IL-1ß signaling blockade is expected to lower neutrophil counts based on similar findings reported in clinical studies testing the effects of canakinumab, an approved, well-tolerated IL-1ß blocking drug. In participants dosed with OD-07656 the nadirs were observed between day six and 14 of dosing; in all participants, dosing continued and, following the nadir, neutrophil counts returned to normal levels, suggesting a homeostatic compensatory mechanism.

The increases in transaminases (ALT and AST) were transient, such that these lab values returned to levels within the normal range. For example, the grade 2 ALT elevation in one participant in the 20 mg BID multiple dose DDI cohort occurred on day six of dosing, with an increase that was 3.7-fold above baseline and 3.0-fold above the upper limit of normal (threshold for grade 2 classification); dosing continued, after which ALT levels decreased and were within the normal range by day 12, and remained in the normal range thereafter.

PK analysis in the MAD and DDI groups show proportionality of steady-state exposures with dose.

Summary of Pharmacokinetics in MAD and DDI Dose Groups

In this trial, we utilized an ex vivo whole blood PGN stimulation assay measuring TNF to confirm target and pathway inhibition. Based on the results from this assay, tolerable doses have been identified that we believe may be potentially efficacious in patients with IBD. In the figure below, the results of the ex vivo stimulation assay in participants treated with OD-07656 doses of 10-50 mg BID after one and 14 days of dosing are shown. Based on the area under the curve, or AUC, for TNF release at steady state over the 12-hour interval between doses, a dose of 20 mg BID inhibits TNF release by ~90%, which is a similar level of inhibition to that observed with the higher doses tested. We believe ~90% reduction of TNF identifies a dose expected to be potentially efficacious because this magnitude of reduction was observed in RIPK2 knockout mice that are protected from IBD.

Summary of Pharmacodynamics in MAD and DDI Dose Groups

PGN-Stimulated TNF inhibition, AUC 0-12 hours
300
100
30
10
Placebo
10 mg
20 mg
30 mg
50 mg
OD-07656, BID
Day 1
Day 14

We selected 20 mg twice daily as the maximal dose level to be tested in our planned phase 2a clinical trial. Based on this projected dose and the results from six-month rat and nine-month dog toxicology studies, we project a > 15x AUC margin and > 10x Cmax margin over the no observed adverse effect level, or NOAEL. These toxicology results would ultimately be included in a regulatory submission if OD-07656 were to be submitted for approval. For context, the drug approval packages for approved UC therapies, such as upadacitinib, a JAK inhibitor, indicate an approximately two-times margin, or ozanimod, a S1P1 inhibitor, indicate a < 10x margin between the AUC at NOAEL in their toxicology species and human AUC at their labeled dose.

OD-07656 Phase 2a Signal-Seeking Trial in Patients with Moderate to Severe UC

Our ongoing phase 2a two-part, multicenter trial is designed to assess the safety and efficacy of OD-07656 in participants with moderately to severely active UC who have had an inadequate response to conventional therapies such as steroids or conventional and advanced therapies, such as anti-TNF blocker HUMIRA®. Disease severity was assessed at screening based on the modified Mayo clinical score, or MMCS, and inclusion required a Mayo endoscopic score, or MES, of 2-3 (moderate to severe). The trial consists of a sequential three-period treatment regimen comprising an OD-07656 induction period (Period 1), followed by a vedolizumab induction period (Period 2) and a vedolizumab maintenance period (Period 3).

Phase 2a Trial Overview

Part 1 of the trial is a non-randomized, open-label cohort of up to 21 participants receiving OD-07656 at 10 mg BID for 12 weeks. Part 2 includes up to 45 participants randomized in a 1:4 ratio to receive either OD-07656 10 mg BID for two weeks followed by 20 mg BID for 10 weeks, or OD-07656 20 mg BID for 12 weeks. In part 2, participants and investigators are blinded to treatment assignment.

The primary endpoint for the trial is change from baseline in MMCS following 12-week induction therapy. The MMCS is a composite score with three components, each graded from 0 to 3: MES, rectal bleeding score, and stool frequency score (the latter two together forming the PRO-2 score). Key secondary and exploratory endpoints include histopathologic assessments, proportion of participants achieving clinical remission, clinical response, endoscopic remission, and histologic and endoscopic improvement, or HEMI. Biopsies collected during endoscopy are used for histological assessments and exploratory biomarker analyses. Blood and stool samples will be collected at multiple points in the trial to evaluate inflammatory markers, pharmacokinetics, and exploratory biomarkers.

In order to demonstrate a change from baseline in the three-component MMCS of 2 points (with an assumed standard deviation of 4 points) using a paired t-test against a null hypothesis of no change, we plan to enroll 45 participants in part 2 of the trial with the goal of yielding 90% power at the two-sided 5% significance level. In addition to MMCS, we will assess clinical remission rate, and the trial has 82% power at the two-sided 10% significance level to detect a ≥ 15% change in clinical remission rate for OD-07656 compared to placebo, assuming a 10% placebo rate.

As of the date of this prospectus, the first group of eight patients enrolled in part 1 have completed 12 weeks of treatment with OD-07656 and part 2 of the trial is ongoing with patients on study and receiving OD-07656. Below, we detail the 12-week safety and efficacy results for the eight patients treated for 12 weeks of induction therapy with OD-07656 at 10 mg BID. These data are from ongoing studies and will not be finalized until database lock and, thus, are subject to change prior to release of the final clinical study report.

A summary of baseline characteristics for the eight patients who have completed part 1 are reported below. We believe the characteristics of our part 1 patients are similar to those of the patients enrolled in contemporary phase 2 trials for other investigational therapies in moderate to severe UC patients such as icotrokinra (NCT06049017), obefazimod (NCT04023396), and tulisokibart (NCT04996797).

Baseline Patient Characteristics in Part 1 of OD-07656 Phase 2a Trial

We have observed evidence of clinical activity in both advanced therapy experienced and advanced therapy naïve patients. In part 1 of this trial, the primary endpoint, change in MMCS, was met. Specifically, we observed a clinically meaningful reduction in disease activity with a mean reduction in MMCS of > 2 points with a statistical significance of p=0.0018.

The following summarizes the results of secondary and exploratory efficacy endpoints.

In part 1 of this trial, 25% of patients achieved clinical remission, defined as a three-component MMCS score ≤ 2 (stool frequency subscore (SFS) ≤ 1, rectal bleeding subscore (RBS) = 0, and MES ≤ 1) at week 12. In part 1, 38% of patients achieved endoscopic remission and HEMI at week 12, defined as MES = 0 for endoscopic remission and MES = 0 or 1 and Geboes index score ≤ 3.1 for HEMI. The Geboes index is an IBD-specific tissue grading system that assesses the severity of microscopic inflammation in colonic biopsies, with scores ≤ 3.1 associated with high likelihood of histological healing. The difference between these two measures is due to one patient who was observed to achieve a complete endoscopic remission, a decrease of MES from 2 to 0, with evidence of complete mucosal healing by biopsy with no reported rectal bleeding, but continued to have elevated stool frequency that excluded that patient from being classified as being in clinical remission. Of the eight patients enrolled in part 1, none were treated with concomitant steroids.

For purposes of determining if an efficacy signal was observed, we have compared our results to historical placebo rates reported across key secondary and exploratory endpoints in the figure below:

Summary of Secondary and Exploratory Efficacy Endpoints in Eight Patients Treated in Part 1 at 10 mg BID

80
60
40
20
0
% Trial patients
Δ=15
25
10
Δ=28
38
10
Δ=29
38
9
Δ=26
63
37
Clinical remission
Histologic endoscopic mucosal improvement
Endoscopic remission
Clinical response
OD-07656
Historic placebo

Historic placebo rates based on global UC trials run between 2020–2025; average of placebo group clinical remission is 10% across eleven phase 2 and phase 3 trials, and analysis represents 820 placebo-treated patients; average of HEMI is 10% across nine phase 2 and phase 3 trials, and analysis represents 725 placebo-treated patients; average of placebo group endoscopic remission (MES=0) is 9% across three phase 2 trials, and analysis represents 164 placebo-treated patients; average of placebo group clinical response is 37% across nine phase 2 and phase 3 trials, and analysis represents 726 trial placebo-treated patients. Our internal assessment of historic placebo rate is supported by third-party publications assessing placebo rates using individual patient data, including the 2025 article titled “Placebo rates in randomized clinical trials of ulcerative colitis: an individual patient data meta-analysis,” published in Volume 19, Issue 10 of the Journal of Crohn’s and Colitis, which derived a 9% placebo clinical remission rate estimate and a 33% placebo clinical response rate estimate.

Time course for disease improvement can be tracked during treatment using patient-reported outcomes in the PRO-2 score. Across the eight patients who completed 12-week dosing in part 1, we observed a rapid onset of action and significant reduction in patient-reported symptoms of blood in stool and stool frequency, with an approximately 40% average reduction in PRO-2 disease-activity score occurring by week 4 that deepens through week 12 of OD-07656 treatment.

The 10 mg BID dose was well tolerated for all eight part 1 patients (672 exposure days in total) with no drug-related adverse events reported during the 12-week treatment with OD-07656, and there were no discontinuations for any reason. A single adverse event identified, grade 1 flu-like syndrome, was classified as not related to treatment.

Summary of Safety and Tolerability in Eight Part 1 Patients

Observation	OD-07656 N = 8
Subjects with any AE	1
Subjects with any drug-related AE	0
Subjects with any severe AE (grade 3)	0
Subjects with any SAE	0
Subjects with an AE leading to study drug discontinuation	0

We expect to release results from part 2 of this trial related to dosing patients with 20 mg of OD-07656 BID in     and, subject to the trial results and discussions with regulators, to advance the program into later stage monotherapy trials and one or more combination trial, with standard-of-care vedolizumab being the first combination partner selected. The final advancement decision and designs of a potential phase 2b monotherapy and phase 2a combination trials will be dependent on the results.

As part of our clinical pharmacology activities to support the program, we are currently developing a formulation of OD-07656 that we believe could enable a once-daily dosing schedule if shown to be equivalent in a PK bridging study acceptable to relevant regulatory agencies.

We plan to initiate a second phase 2a trial in     to assess OD-07656 in combination with standard-of-care vedolizumab for induction and to assess OD-07656 as a single-agent maintenance therapy from week 12 to week 52 in approximately 146 patients with moderate to severe UC. The trial design is not finalized, but as of the date of this prospectus, we expect to randomize patients to OD-07656 plus vedolizumab compared to vedolizumab plus placebo for induction over 12 weeks. After induction, all patients will be treated with OD-07656 over 40 weeks for a 52-week maintenance readout. We believe combining OD-07656 with established biologics regimens for induction to potentially improve remission and response rates during induction followed by a well-tolerated, oral-only therapy for long-term maintenance may provide a compelling profile for prescribers and patients. We currently expect to release topline combination induction results from this trial in     . We anticipate conducting this second RIPK2 phase 2a trial at approximately 100 sites globally, including in the countries and sites included in our phase 2a trial, as well as additional countries and sites in South America, North America, Western Europe, Eastern Europe, and Africa, pending submission of CTAs and approval and clearance to proceed under them by the applicable regulatory authorities.

We selected vedolizumab as the first agent for potential combinations due to its position as a first-line advanced standard-of-care therapy for most UC patients, favorable safety profile compared to other advanced agents, expected complementary mechanism of action to OD-07656, gut-restricted mechanism of action, and translational evidence supporting RIPK2 activation as a potential resistance mechanism.

Pending the completion of the ongoing monotherapy phase 2a trial of OD-07656, we plan to discuss the results with regulators to determine the need for and design of future clinical trials, and may initiate additional signal-seeking studies in other diseases we believe may be amenable to RIPK2 inhibition, including Crohn’s disease and spondyloarthritis, a type of immune-mediated arthritis commonly associated with IBD and gut inflammation.

SLC15A4

OD-0167571, our oral small-molecule SLC15A4 inhibitor product candidate, is currently in IND-enabling studies. SLC15A4 is a critical signaling protein in the immune response triggered by TLR7/8/9 activation from nucleic acids and nucleic acid-containing complexes. This pathway leads to the production of type I interferons and proinflammatory cytokines and chemokines, and activates pathogenic B cell proliferation. We believe that inhibition of SLC15A4 has the potential to be more effective than TLR7/8 inhibitors, which leave TLR9 unaddressed, or interferon-blocking drugs, which fail to reduce other proinflammatory cytokines or chemokines. Hence, we intend to develop our SLC15A4 inhibitor for the treatment of interferonopathies, including SLE and CLE, and other B cell-mediated autoimmune diseases.

Using our AI/ML platform, we identified novel, high-quality starting points for this program in October of 2024 and rapidly advanced development, resulting in the initiation of IND-enabling studies for our development candidate, OD-0167571, 14 months later in December 2025. Pending an acceptable profile in these IND-enabling studies, we expect to file a CTA for this program outside of the United States in     and then would expect to initiate a phase 1/2a trial with healthy participants and patients with CLE. We expect that the healthy participant portion of this trial will consist of a SAD component and a MAD component to assess safety, PK, and PD. We expect the phase 2a portion of this trial to enroll patients with CLE for assessment of 12-week safety and efficacy. We expect to announce results from the healthy participant portion of this trial in     .

Nucleic Acids Signaling Through TLR7/8/9 Initiate and Sustain Autoimmunity

The initiation of lupus and some other autoimmune diseases is driven by the breakdown of tolerance to endogenous nucleic acids. In healthy individuals, the ability to process and clear self-nucleic acids is sufficient to limit their exposure and as a result, these molecules do not cause inflammation. However, in certain diseases, this clearance process is dysregulated and these nucleic acid autoantigens accumulate in extracellular spaces, and their increased presence results in chronic activation of the innate immune receptors expressed in monocytes, dendritic cells, plasmacytoid dendritic cells, and B cells. TLR7 and TLR8 recognize RNA, whereas TLR9 recognizes DNA. Activation of these receptors converges on a common signaling pathway with similar downstream proinflammatory responses. As a consequence, nucleic acids activate these immune cells to initiate and sustain a proinflammatory response that includes the production of type I interferons, cytokines, and chemokines, as well as B cell activation and differentiation. The latter results in the survival and expansion of autoreactive B cells that secrete autoantibodies specific for nucleic acids. These autoantibodies form immune complexes with nucleic acids that increase nucleic acid uptake by immune cells and trafficking within cells to endolysosomes where TLR7/8/9 are present, further amplifying the autoimmune response.

SLC15A4 Is a Critical Node in TLR7/8/9 Inflammatory Signaling

SLC15A4 is an integral transmembrane protein localized to the endolysosomal membrane and is required to transduce inflammatory signals downstream of TLR7, TLR8, and TLR9. SLC15A4 functions as a signaling molecule by recruiting the protein TASL to the proximity of TLR7/8/9 receptors where it allows TASL to be phosphorylated and activated. This activation enables the recruitment of IRF5 and its subsequent phosphorylation and activation. Thereafter, IRF5 translocates to the nucleus and functions as a transcriptional activator with multiple effects.

In myeloid cells, IRF5 induces production of type I interferon and proinflammatory cytokines and chemokines, including IL-12, IL-6, TNF, CCL10, and CCL2. Sustained interferon signaling drives chronic tissue inflammation, alters immune cell differentiation states, and promotes its own production through positive feedback mechanisms. Collectively, this response promotes immune cell activation and tissue infiltration, leading to chronic inflammation and tissue injury across affected organs.

In B cells, the activation of TLR7/8/9 signaling through SLC15A4 induces activation and differentiation into two disease-relevant B cell subsets, plasmablasts and age-associated B cells, or ABCs, both of which are pathogenic and increased in autoimmune diseases such as SLE. Importantly, both B cell subsets are able to produce autoantibodies against nucleic acids and other self-antigens that propagate the autoimmune response through immune complexes. This establishes a feed-forward loop. B cell activation drives autoantibody production, which enhances nucleic acid trafficking to the endolysosome, thereby sustaining TLR7/8/9 activation across multiple cell types.

SLC15A4 Initiates Pathogenic B Cell Responses Alongside Myeloid-Derived Interferon and Cytokine Production, Linking Innate Immune Activation to Sustained Adaptive Immune Pathology

Multiple murine models have demonstrated that signaling from TLR7 and TLR9 through the SLC15A4-TASL-IRF5 axis is necessary for lupus-like disease. The table below summarizes third-party studies evaluating knockout of each of these genes in different models of lupus and showing they are protective against disease development.

Overview of Third-Party Studies Using Knockout Animals in Murine Lupus Model

In addition, knockout studies conducted by third parties have shown that mice lacking SLC15A4 are phenotypically normal, with no development defects, changes in cell type distribution, or changes in serum clinical chemistry. Based on these third-party studies, we believe that targeting SLC15A4 pharmacologically has the potential to be safe and effective.

TLR7/8/9 Signaling Is a Driver in Lupus and Multiple Other Autoimmune Diseases in Humans

Breakdown of tolerance to nucleic acids and autoantibodies is central to the pathogenesis of multiple autoimmune diseases. Human genetic studies provide support for a pathogenic role of TLR7/8/9 pathway activation in SLE. Genetic variants, including gain-of-function mutations and common polymorphisms in genes that encode proteins across the pathway, including SLC15A4, are associated with increased risk of developing SLE and disease severity. The figure below details these genetic associations, consistent with the role that the TLR7/8/9-SLC15A4-IRF5 signaling pathway contributes to lupus.

Overview of Third-Party Studies Using Human Genetics to Validate the Role of TLR7/8/9 Signaling in Lupus

Therapeutic targeting of signaling molecules upstream, or downstream, of SLC15A4 has clinical benefit. For example, inhibitors of TLR7/8, such as enpatoran, have shown benefit in randomized and placebo-controlled phase 2 trials in CLE. Anifrolumab, which blocks interferon, is approved for the treatment of SLE. Collectively, we believe the results from third-party preclinical studies and clinical trials support our thesis that TLR7/8/9 signaling is a driver of SLE, CLE, and potentially lupus nephritis, or LN.

The table below summarizes publicly available evidence for our view that increased TLR7/8/9 signaling is a contributing factor in the development of lupus and other autoimmune diseases based on the presence of autoantibodies against nucleic acids, increased interferon signaling, and pathogenic B cells.

Limitations of Existing Therapies

Several therapeutic strategies have been pursued to interrupt nucleic acid-driven inflammatory signaling in autoimmune disease, including inhibition of TLR7/8, blockade of interferon, degradation of IRF5, and depletion of pathogenic B cells. We believe each of these existing approaches has inherent limitations that have constrained its effectiveness or applicability across patient populations.

TLR7/8 Inhibitors

We are aware of at least two small molecules in third-party clinical development that are designed to inhibit both TLR7 and TLR8, enpatoran and afimetoran. Each of these product candidates has generated positive efficacy data in phase 1b or 2a trials in CLE. However, the trials that tested enpatoran in patients with systemic lupus did not reach their primary efficacy endpoint. We believe this lack of efficacy results from the inability of these compounds to inhibit TLR9, which allows DNA to continue to drive activation of the TLR-SLC15A4-IRF5 signaling pathway and sustain disease.

Interferon Blockers

One interferon blocker, anifrolumab, is currently approved for the treatment of SLE; however, in the phase 3 trials that supported approval of this drug, a majority of the patients treated did not reach a response based on the British Isles Lupus Assessment Group (BILAG)-based Composite Lupus Assessment (BICLA) of response. Moreover, the placebo-adjusted BILAG response reported from phase 3 trials was only 16%. We believe this is due to interferon blockers not reducing other proinflammatory cytokines induced by TLR7/8/9, as well as their potentially limited effect on pathogenic B cell subtypes, including ABC cells and plasmablasts.

IRF5-Targeted Therapies

We are not aware of any existing clinical or safety data supporting the targeting of IRF5 to treat disease. We are aware of at least one IRF5-targeted program, KT-579, being developed by a public third-party company who has guided to the product candidate entering clinical development in    . We believe that targeting IRF5 may be an effective approach to blocking the TLR-SLC15A4-IRF5 signaling pathway; however, IRF5 has also been shown in preclinical studies to mediate mechanisms of host defense against fungi, bacteria, and viruses independent of TLR7/8/9. As a result of this relatively broader immune inhibitory effect, we believe direct targeting of IRF5 may result in increased infection risk.

DNA/RNA
TLR7/8/9
SLC15A4
TLR-SLC15A4-IRF5
signaling pathway
TASL
TLR7/8/9-independent
IRF5 signaling pathway
(TASL dependent)
(TASL independent)
IRF5
activation
PATHOGENIC SIGNALING
NORMAL HOST DEFENSE

We believe this risk may be acceptable in certain indications or severe subtypes of disease, but not in all, and therefore we prioritized SLC15A4 versus targeting IRF5 directly.

B Cell-Directed CAR-T Therapy

We are aware of multiple B cell-directed CAR-T therapies currently in clinical development. Several of these drug candidates have generated positive efficacy data for the treatment of SLE and other autoimmune diseases. However, many of these trials have generated results that raise concern about the potential for severe toxicity, including cytokine release syndrome and neurotoxicity. In addition, CAR-T requires lymphocyte-depleting conditioning regimens and there are known infection risks associated with hypogammaglobulinemia that results from these approaches. We believe these risks, together with the high cost of delivery and burden to patients involved with CAR-T therapy, will limit the use of this therapeutic approach for patients with life threatening or highly morbid autoimmune disease based on risk-benefit-cost assessments. In vivo CAR-T approaches may address some of these limitations and we are aware of in vivo CAR-T therapies currently in late preclinical or early clinical development. However, the first in vivo CAR-T IND was only cleared for human testing by the FDA in 2024, so insufficient data currently exists to assess the safety, efficacy, or durability of this approach.

Our Solution

OD-0167571 is designed to be an oral therapy that is appropriate for broad use across patients suffering from interferonopathies and other B cell-mediated autoimmune diseases driven by TLR7,

TLR8, and TLR9 activation by nucleic acid autoantigens. By blocking SLC15A4 binding with TASL, which is critical to pathogenic signaling triggered by RNA and DNA through TLR7, TLR8, or TLR9, we believe we can address multiple mediators of autoimmune disease, including interferon and cytokine production, and B cell subtypes (while sparing healthy B cells), and the production of autoantibodies. OD-0167571 is designed to block activation of IRF5 by TLR7/8/9 while sparing activation of IRF5 by bacteria, viruses, or fungi that activate IRF5 independent of SLC15A4.

Summary of Our Preclinical Data

We have conducted several preclinical studies to examine the role of SLC15A4 and OD-0167571, and believe our preclinical data supports the potential of OD-0167571 as an oral treatment to block TLR7/8/9-mediated pathogenic inflammatory responses. In our preclinical studies, we observed that OD-0167571 reduced the production of type I interferons and other proinflammatory cytokines, as well as the activation and differentiation of plasmablast and ABC subsets in response to TLR7/8/9 stimulation. The effects of OD-0167571 have been consistent across human cells collected from either healthy donors or patients with immune disease. Further, we observed the in vitro potency in human cells to be comparable with potency in murine cells. As a result, we have been able to develop PK-PD models to predict a potential efficacious dose in humans that we intend to use to inform our dose selection for a phase 1 clinical trial.

In Vitro Results

We understand at an atomic resolution how our product candidate OD-0167571 binds to human SLC15A4. In other experiments, we determined the binding affinity, or KD, to be less than 1 nM, indicating the molecule binds to the target with high affinity.

An additional study was conducted to determine if OD-0167571 binding to SLC15A4 can disrupt SLC15A4 binding with TASL. As shown in the figure below, OD-0167571 treatment disrupted the SLC15A4-TASL interaction with an IC50 of 2.3 nM, and we observed near complete inhibition at concentrations above 10 nM.

OD-0167571 Inhibits SLC15A4-TASL Binding

% Inhibition of
SLC15A4-TASL binding
100
75
50
25
0
0.1
1
10
100
1000
10000
OD-0167571, nM

SLC15A4 and TASL binding is measured by using a split-luciferase assay in cells transduced with SLC15A4-LgBiT and TASL-SmBiT.

To test our hypothesis that SLC15A4 inhibition can block TLR7/8/9-induced cytokine production in human cells, we treated PBMCs with OD-0167571 or vehicle control and then stimulated with either R848 (a TLR7/8 agonist) or ODN-2395 (a TLR9 agonist). In addition, to understand the potential differentiation of blocking SLC15A4 as compared to blocking only TLR7/8, in the same experiment, we also treated cells with afimetoran and enpatoran, two clinical-stage TLR7/8 inhibitors.

As shown in the graphs below, when PBMCs were stimulated with R848, afimetoran and enpatoran reduced production of IFNß, but in cells from some human donors to a lesser degree than observed with OD-0167571. However, when PBMCs were stimulated with ODN-2395, only OD-0167571 inhibited the production of IFNß. This data has demonstrated that SLC15A4 inhibitors are effective in blocking TLR9 signaling, which may result in better efficacy compared to TLR7/8 inhibitors because DNA, which signals through TLR9, is recognized as an important disease driver in patients with SLE and other immune diseases.

Effect of OD-0167571 or TLR7/8 Inhibition on Interferon Beta

PBMCs from eight healthy donors were pre-treated with OD-0167571, afimetoran, enpatoran, or vehicle control and stimulated with either R848 or ODN-2395 prior to measuring IFNß by qPCR.

In another study, we compared the relative potency of OD-0167571 inhibition of R848 or ODN-2395-induced cytokine release on PBMCs from healthy donors, patients with lupus, and across purified immune cell types isolated from the blood of healthy donors. Additionally, cells were also stimulated with either a STING agonist or a TLR3 agonist to establish the specificity of OD-0167571 for inhibiting TLR7-, TLR8-, and TLR9-induced cytokines. STING and TLR3 are two other innate immune receptors important to host defense against viruses and bacteria, respectively.

As set forth in the table below, in response to stimulation with R848 or ODN-2395, OD-0167571 had comparable potency in PBMCs from healthy donors or SLE patients and across immune cell types. Irrespective of the cytokine measured, IC50 values ranged from 0.7–5.8 nM. Based on these results, we believe that the clinical exposure required for efficacy may be similar between different patients and across diseases in which there are differences in the immune cell types accounting for TLR7-, TLR8-, and TLR9-induced cytokines. Since the IC50 for inhibiting STING or TLR3 is > 10,000 nM, we believe that the clinically efficacious dose of OD-0167571 has the potential to result in exposure levels that selectively block TLR7-, TLR8-, and TLR9-induced inflammation, while sparing immune responses triggered by viruses or bacteria through STING and TLR3, respectively, thus limiting risk of infection due to adverse immune suppression.

OD-0167571 Selectively Blocks Cytokine Production Induced by TLR7/8/9 Agonists Across Disease-Relevant Cell Types

Biology	Receptor	Agonist	Cell type	Cytokine readout	IC_{50}, nM
Proinflammatory cytokine production	TLR7/8	R848	Human whole blood	IFNβ	1.6
	TLR7/8	R848	SLE patient PBMC	TNF	0.7
	TLR7/8	R848	PBMC	TNF	0.8
	TLR7/8	R848	Human monocytes	TNF	1.7
	TLR7/8	R848	Human monocyte-derived dendritic cells	IL-12p40	1.3
	TLR7/8	R848	Total B cells	LTA	1.8
	TLR9	ODN-2395	Total B cells	LTA	2.3
	TLR9	ODN-2395	Plasmacytoid dendritic cells	IFNα2	5.8
Selectivity counterscreens	TLR3	Poli I:C	PBMC	IP-10	> 10,000
	STING	diABZI	PMBC	IFNβ	> 10,000

For inflammatory cytokine production and selectivity counterscreens, the indicated cell types were pre-treated with OD-0167571 for 24 hours and then stimulated with agonist of indicated receptor, with cytokine readout measured at a time point between four to 24 hours.

In Vivo Results

To establish the correlation between in vitro and in vivo potency, we conducted a PK/PD study using R848 as a stimulus to activate TLR7/8 signaling in vivo. In this model, healthy wild-type mice were treated once daily with OD-0167571 for six days to represent steady-state dosing and then were stimulated with R848 administered intraperitoneally 23 hours after the last dose of OD-0167571.

After R848 stimulation, plasma was collected for PK and measurement of IFNa was assessed by ELISA. Doses administered daily were 0.03 mg/kg, 0.1 mg/kg, 0.3 mg/kg, 1 mg/kg, and 3 mg/kg. The graph below at left shows the statistically significant reduction of IFNa levels observed starting at 0.03 mg/kg, and near complete inhibition observed at 3 mg/kg. The graph below at right shows the free plasma concentration 24 hours after the last dose. The free drug concentration at the dose that resulted in 50% inhibition in vivo is comparable to the IC50 in PBMCs, establishing an in vitro-in vivo correlation. Based on this data, we are confident that in vivo SLC15A4 inhibition can block production of type I interferon, a disease-relevant cytokine. Moreover, the data establishes an exposure of free drug required to achieve maximal target inhibition.

Effect of OD-0167571 on IFNa Production Induced by TLR7/8 Agonism

C57BL mice were treated once daily for six days to achieve steady-state levels and then stimulated with R848 (TLR7/8 agonist) two hours after R848 stimulation; plasma was analyzed for PK and IFNa; **** = p < 0.0001.

Having established the exposure requirement for maximal target inhibition based on one downstream readout of the pathway, interferon, we then conducted a study to test the effect of OD-0167571 on healthy B cells, pathogenic B cells, and on autoantibody production in both healthy and diseased mice.

In this study, we evaluated three weeks of daily dosing of OD-0167571 at 3 mg/kg and afimetoran at 2.5 mg/kg to assess their activity on B cells in healthy mice (C57BL) and in the lupus-prone MRL/lpr strain. We selected afimetoran, instead of enpatoran, in this experiment since we observed a superior PD response with QD dosing in mice. As set forth in the figures below, in the C57BL mice, neither OD-0167571 or afimetoran impacted the normal proliferation of B cells as shown by staining of Ki-67, a marker of cell proliferation in B cells. We believe these results suggest that inhibition of TLR7/8/9 signaling does not affect the homeostatic proliferation of B cells.

In the lupus-prone MRL/lpr mice, both OD-0167571 and afimetoran reduced the percentage of proliferating Ki-67-positive B cells and plasmablasts. However, only OD-0167571 decreased ABCs and the levels of anti-dsDNA autoantibodies measured in serum. Since ABCs and anti-dsDNA antibodies are mediators of disease, we believe these results show the added potential benefit of targeting SLC15A4 as compared to TLR7/8-only inhibitors. We believe the basis for this difference is because OD-0167571 blocks TLR9 signaling in response to DNA and that signaling through TLR9 is required for the production of anti-dsDNA antibodies.

OD-0167571 Selectively Reduces Expansion of Pathogenic B Cells

and Autoantibody Production

Proliferating B cells
% Ki-67+ of B cells
0
20
40
60
80
*
*
C57BL
MRL/lpr
Plasmablasts
% Plasmablasts of CD45+
0
1
2
3
****
****
C57BL
MRL/lpr
Vehicle
OD-0167571
Afimetoran
Age-Associated B cells (ABC)
% ABC of B cells
0
1
2
3
4
5
*
C57BL
MRL/lpr
Anti-dsDNA autoantibodies
Absolute OD 450
0
0.5
1.0
1.5
2.0
*
C57BL
MRL/lpr

Normal and lupus-prone MRL/lpr seven – nine-week-old mice were dosed for three weeks. Cells from spleen and anti-dsDNA autoantibodies from plasma were analyzed at end of study; * = p < 0.05; **** = p < 0.0001.

Preclinical studies to assess the tolerability of OD-0167571 have been completed in both rats and dogs. In 14-day rat and five-day dog tolerability studies, no clinical observations, effects on body weight, significant changes in complete blood counts, or effects on clinical chemistry labs were observed up to doses of 100 mg/kg in rats and 30 mg/kg in dogs, which were the highest doses tested in both species.

Human dose prediction for OD-0167571

Results from in vitro experiments and in vivo PK/PD studies in mice demonstrate an in vitro-in vivo correlation in the exposure response relationship. Based on this, the human efficacious dose was predicted based on in vitro activity in human whole blood to be < 10 mg once daily. This prediction was derived using IC90 at Cmin as an exposure target that is expected to provide near maximal pathway inhibition over the interval between doses. The value for IC90,u was determined as 6.3 nM based on experiments measuring the concentration of OD-0167571 required for ≥ 90% inhibition of R848-induced IFN production in blood samples from more than 20 human donors. Standard methods were used to predict human PK parameters based on in vivo PK and in vitro studies across three preclinical species. A human dose of < 10 mg once daily is predicted to produce a Cmin concentration ≥ 6.3 nM, which is expected to provide inhibition of ≥ 90% of TLR7/8/9-induced IFN production.

Future Clinical Studies for OD-0167571

As of the date of this prospectus, OD-0167571 is in IND-enabling studies. Pending an acceptable profile in these studies, in    we intend to file a CTA outside of the United States to enable the commencement of a phase 1/2a clinical trial of OD-0167571.

We currently expect that this phase 1/2a clinical trial will enroll both healthy participants and patients with CLE. The healthy participant portions of the trial are expected to consist of a SAD component and a MAD component designed to assess the safety, PK, and PD of OD-0167571. In the MAD portion of the trial, we intend to collect blood samples for ex vivo assays that will measure pharmacodynamic endpoints to confirm pathway inhibition and support projection of a therapeutic dose. These assessments are expected to evaluate disease-relevant inflammatory mediators, such as interferon and cytokine production.

Following identification of one or more doses with projected therapeutic effect, we expect to enroll up to 30 patients with CLE in the phase 2a portion of the trial to evaluate safety and efficacy in patients over a 12-week treatment period. We have selected CLE as at least one initial indication to enable assessment of efficacy because it is a disease in which patients are currently treated with interferon-blocking therapy and in which TLR7/8 inhibitors in clinical development by third parties have generated positive efficacy data. We believe the cutaneous nature of CLE can also permit biopsies of diseased tissue to assess pharmacodynamic effects on molecular and cellular mediators of disease.

SLC15A4 Inhibitor Planned Phase 1/2a Trial Design

We have not yet completed the design of our phase 1/2a trial, and the final study design, including dose levels, cohort size, and specific pharmacodynamic assessments, will be informed by ongoing preclinical and translational studies. Subject to the receipt of authorization from relevant regulatory authorities, we currently expect to commence the phase 1/2a trial in     , if approved to proceed, and to announce results from the healthy participant portion of this trial in     .

Additional Programs

In addition to our publicly disclosed pipeline, we have a portfolio of wholly owned and undisclosed immunology targets in various stages of discovery and early preclinical development.

License and Collaboration Agreement

Terray Collaboration and License Agreement

On September 11, 2024, we entered into a Collaboration and License Agreement, or the Terray Agreement, with Terray to discover, develop and commercialize or out-license products directed to IRF5. We and Terray have agreed to an initial research plan and to use commercially reasonable efforts to perform the activities in any research, development or commercialization plans under the Terray Agreement and, commencing on the date that a development candidate is identified, to enter into an out-licensing transaction that satisfies certain requirements. During the term of the Terray Agreement and subject to certain exceptions, we and Terray have agreed not to, directly or indirectly, conduct any other development, manufacturing or commercialization activities related to any compound or product directed to IRF5. As between us and Terray and unless we opt-out as described below, we are solely responsible for preparing and submitting regulatory submissions with regulatory authorities and for obtaining and maintaining regulatory approvals for certain compounds and products that are the subject of the Terray Agreement.

We and Terray have agreed to share all collaboration losses (generated in accordance with and subject to applicable budgets) and collaboration profits (including any payments received in connection with an out-licensing transaction) equally, beginning from the effective date of the Terray Agreement until the earlier of the date either party elects to opt-out, or the date the agreement expires or is terminated.

Both we and Terray have the right to opt-out of the obligation to perform, and share costs for, activities under the applicable plan and the right and obligation to share collaboration losses and collaboration profits, prior to the execution of an out-licensing transaction and subject to certain other conditions. We or Terray may also be deemed to opt-out if further development or commercialization activities are not approved under the agreement or the parties do not designate a development candidate and, in either case, only one party wishes to conduct additional research, or if either party decides not to bear certain increased costs.

In the event one party opts-out of the Terray Agreement, that party will not be required to conduct any further activities under the applicable plan and will no longer be required to pay its portion of collaboration losses or have a right to receive its portion of collaboration profits to the extent incurred or received after the effective date of the opt-out. Instead, the opt-out party will be entitled to receive a percentage of the net proceeds from an out-licensing agreement, if any, ranging from the mid-single digits to the mid-thirties during the term of the Terray Agreement. The percentage of proceeds that the opt-out party would be entitled to will depend on the achievement of certain regulatory and development milestones at the time such party opts out and the time when the out-license transaction is signed. If no out-license transaction has been entered into with respect to the applicable licensed product developed pursuant to the Terray Agreement in the relevant country, the opt-out party will instead be eligible to receive mid-single digit to low double digit royalties on aggregate net sales that arise from the other party’s commercialization of such licensed product, if any, on a country-by-country basis during the applicable royalty term (subject to certain deductions).

The Terray Agreement will expire on the date all payment obligations with respect to licensed products under the Terray Agreement expire. We and Terray may also terminate the Terray Agreement in certain circumstances, including for convenience, upon providing the other party prior written notice.

Competition

The biopharmaceutical industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary and novel products and product candidates. Our product candidates, if approved, are designed to potentially address a range of inflammatory and autoimmune diseases. Ultimately, the diseases our product candidates target, and for which we may receive marketing authorization, will determine our competition. Our product candidates, if approved, will have to compete with existing therapies and new therapies that may become available in the future. We face potential competition from many different sources, including larger and better-funded pharmaceutical, biopharmaceutical, biotechnological and therapeutics companies. In many cases, companies with competing programs will have access to greater financial, technical, manufacturing, supply, marketing and sales resources, and may be more advanced in those programs. Moreover, we may also compete with universities and other research institutions that may be or will become active in research on our target indications. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Key competitive factors affecting the success of our product candidates, if approved, are likely to be efficacy, safety, convenience, presentation, price, level of generic competition and the availability of reimbursement from government and third-party payors. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

We are developing OD-07656, an oral small-molecule scaffolding inhibitor of RIPK2 for the treatment of IBD. We are aware of a number of competing product candidates targeting RIPK2 in clinical development stage, including Accro (Accropeutics) Bioscience’s AC-101 and Oncodesign Precision Medicine’s ODS-101/OPM-101. We are also aware of other companies that have publicly disclosed work on RIPK2, including: GlaxoSmithKline (GSK 2983559 and GSK583), Takeda, Novartis, Bristol Myers Squibb/Celgene, Atomwise, Architect Therapeutics, Vibliome Therapeutics, and Zenitar Biomedical/Chengdu Zeling Biomedical.

If approved, we would expect to compete against a number of approved therapies for the treatment of IBD. These approved therapies include TNF inhibitors, including AbbVie’s HUMIRA®, J&J’s REMICADE® and SIMPONI®; IL-23 inhibitors including J&J’s STELARA®, Eli Lilly’s OMVOH®, and AbbVie’s SKYRIZI®; integrin blockers including Takeda’s ENTYVIO®; JAK inhibitors including Pfizer’s XELJANZ® and AbbVie’s RINVOQ®; and S1P1 receptor-modulating therapies, including Bristol Myers Squibb’s ZEPOSIA® and Pfizer’s VELSIPITY®. We are also aware of product candidates in development for the treatment of patients with IBD, including Merck’s MK-7240, Roche’s RG6631, and Sanofi/Teva’s TEV-48574 TL1A antibodies; additional IL-23/IL-23Rs including J&J’s TREMFYA® and JNJ-2113; bispecific antibodies, including CLD-423; mir-124 including Abivax SA’s obefazimod; and oral anti-integrin agents including Eli Lilly’s MORF-057 and Gilead’s GS-1427.

We are also developing an inhibitor targeting SLC15A4. We are aware of a number of companies seeking to develop drugs targeting SLC15A4, including BridGene Bioscience (BGP-31646), Nimbus Therapeutics (NTX-348), OMass Therapeutics, and Solgate GmbH. We are not aware of any therapies in clinical trials for the potential treatment of patients with inflammatory diseases.

Intellectual Property

We continuously work to protect our, and develop new, proprietary technology, inventions, trade secrets and know-how that are important for our business, including by seeking, maintaining, and defending patent rights. In addition to seeking patent protection, we rely upon trade secrets and confidential know-how and continuing technological innovation related to our product candidates and drug development efforts. We seek to protect our proprietary information, in part, using confidentiality agreements with any collaborators, advisors, employees and consultants and invention assignment agreements with our employees. We also have agreements requiring assignment of inventions with selected consultants, advisors and collaborators. Our success will depend in part on our ability to obtain and maintain patent protection for our product candidates and technologies, to preserve our trade secrets, to operate without infringing the proprietary rights of third parties and to acquire licenses related to enabling technologies or products. We are also party to collaboration agreements and licenses pursuant to which we develop new intellectual property and collaborate with third parties to provide them access to our intellectual property and gain access to their intellectual property. See the section of the prospectus titled “—License and Collaboration Agreement” for more information.

The term of individual patents in our portfolio depends upon the legal term of patents in the countries in which they are obtained. In most countries in which we file, including the United States, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, the term of a patent may be eligible for patent term adjustment, which permits patent term restoration as compensation for delays incurred at the United States Patent and Trademark Office, or the USPTO, during the patent prosecution process. In addition, for patents that cover an FDA-approved drug, the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. While the length of the patent term extension is related to the length of time the drug is under regulatory review, patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only one patent per approved drug may be extended under the Hatch-Waxman Act. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our product candidates receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We plan to seek any available patent term extension to any patents we may be granted in any jurisdiction where such extensions are available. However, there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions.

We may also rely on trade secrets relating to our discovery programs and product candidates, and seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us, and for employees and consultants to enter into invention assignment agreements with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Where applicable, the agreements provide that all inventions to which the individual contributed as an inventor shall be assigned to us, and as such, will become our property. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information.

RIPK2

Our RIPK2 patent portfolio consists of patent applications directed toward the composition of matter of certain inhibitors of RIPK2 having distinct chemical scaffolds, including a scaffold that covers our most advanced product candidate, OD-07656, and uses of these inhibitors to treat certain diseases.

OD-07656

The patent portfolio for OD-07656 is based on our wholly owned patent families and includes patent applications directed to the composition of matter of OD-07656, uses of OD-07656 for treating certain diseases, and certain crystalline forms of OD-07656 and their uses for treating certain diseases.

As of December 31, 2025, applications directed toward the composition of matter of OD-07656 and its uses to treat certain diseases have been filed in the United States, Argentina, Taiwan, Kuwait, United Arab Emirates, China, Japan, South Africa, Canada, Mexico, Brazil, Israel, India, Singapore, New Zealand, Australia, Eurasia, Vietnam, Korea, Colombia, Europe and Saudi Arabia. One of the two

applications filed in the United States is a Track One Application and is undergoing prioritized examination. Any patents that may issue in the U.S., Argentina, Taiwan or other foreign jurisdictions would expire in 2043, absent any terminal disclaimers, patent term adjustments or patent term extensions.

As of December 31, 2025, we also have filed applications in Argentina, Taiwan and under the Patent Cooperation Treaty, or PCT, directed toward certain crystalline forms of OD-07656 and their uses for treating certain diseases. The PCT is an international patent law treaty that provides a unified procedure for filing a single initial patent application to seek patent protection for an invention simultaneously in each of the PCT-member states. Although a PCT application is not itself examined and cannot issue as a patent, it allows the applicant to seek protection in any of the member states by filing national applications. Any patent that may issue in the U.S., Argentina, Taiwan or other foreign jurisdictions based on this PCT application would expire in 2045, absent any terminal disclaimers, patent term adjustments or patent term extensions.

Other RIPK2 Inhibitors

The patent portfolios for our other RIPK2 inhibitors under development are wholly owned by us and include patent applications directed to the composition of matter of inhibitors having defined chemical scaffolds that differ from the scaffold that covers OD-07656, and uses of such inhibitors for treating certain diseases.

As of December 31, 2025, a PCT application directed toward the composition of matter and uses to treat certain diseases of a chemical scaffold different from the scaffold that covers OD-07656 has been filed. Any patents that may issue in the U.S. or any foreign jurisdiction based on the PCT application would expire in 2045, absent any terminal disclaimers, patent term adjustments or patent term extensions.

As of December 31, 2025, we have filed a U.S. provisional application directed toward the composition of matter and uses to treat certain diseases of another chemical scaffold different from the scaffold that covers OD-07656. If non-provisional patent applications claiming the benefit of the pending U.S. provisional patent application are filed in 2026 before expiration of the U.S. provisional patent application, any U.S. patents that may issue from such applications would expire no earlier than 2046, not including any terminal disclaimers, patent term adjustments or patent term extensions. Any patents that may issue in foreign jurisdictions would likewise expire in 2046, absent any terminal disclaimers, patent term adjustments or patent term extensions.

As of December 31, 2025, we also filed another U.S. provisional application directed toward crystalline forms of another RIPK2 inhibitor and their uses for treating certain diseases. If non-provisional patent applications (e.g., a regular U.S. application, a PCT application or foreign national applications) claiming the benefit of the pending U.S. provisional patent application are filed in 2026 before the expiration of the U.S. provisional patent application, any patent that may issue in the U.S. from those applications would expire no earlier than 2046, absent any terminal disclaimers, patent term adjustments or patent term extensions. Any patents that may issue in foreign jurisdictions would likewise expire in 2046, absent any terminal disclaimers, patent term adjustments or patent term extensions.

As of December 31, 2025, we also filed a PCT application directed at a biomarker that may facilitate and expedite the identification and stratification of IBD patient populations that are responsive to treatment with a RIPK2 inhibitor. Any patent that may issue in the U.S. from this application would expire no earlier than 2044, absent any terminal disclaimers, patent term adjustments or patent term extensions. Any patents that may issue in foreign jurisdictions would likewise expire in 2044, absent any terminal disclaimers, patent term adjustments or patent term extensions.

SLC15A4

The SLC15A4 patent portfolio covers SLC15A4 small-molecule inhibitors that we are continually evaluating for the purpose of determining which molecule may be advanced into clinical trials. As of December 31, 2025, this portfolio is based on four U.S. provisional applications directed to these molecules and methods of treating disease by administering these molecules, including one provisional application covering our current lead molecule for this program. Any patents granting from these pending applications would expire in 2046, absent any terminal disclaimers, patent term adjustments or patent term extensions.

Trademarks

Further, we have and will continue to pursue trademark protection for our company name and brand, as well as slogans and taglines and logos. As of December 31, 2025, we owned six trademark registrations in the European Union, six trademark registrations in the United Kingdom and four pending trademark applications in the United States for marks that comprise or incorporate the term “Odyssey Therapeutics” and/or our former or current wreath logo.

Sales and Marketing

Given our stage of development, we have not yet established a full commercial organization or distribution capabilities. We intend to build a commercial infrastructure to support sales of any approved product candidates and intend to continue evaluating opportunities to work with partners that enhance our capabilities with respect to the development and commercialization of product candidates, if approved. In addition, we intend to commercialize our product candidates, if approved, in key global markets, either alone or with partners in order to maximize the worldwide commercial potential of our programs.

Manufacturing

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for clinical testing, as well as for the manufacture of any products that we may commercialize, if approved. For all our product candidates, we intend to identify and qualify redundant manufacturers, including entering into long-term agreements, to provide the active pharmaceutical ingredients and drug product and prior to submission of a new drug application, or NDA, or biologics license application, or BLA, to the FDA and/or a marketing authorization application, or MAA, to the European Medicines Agency, or EMA, and/or other comparable foreign regulatory authorities. We believe our selection of two well understood modalities, small molecules and protein therapeutics, will allow us to manufacture our product candidates in reliable and reproducible processes from readily available starting materials. We expect to continue to develop product candidates that can be produced cost-effectively at contract manufacturing facilities.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, sale, distribution, post-approval monitoring and reporting, marketing, and export and import of drug products and biologics. We, along with any third-party contractors on whom we rely, will be required to navigate the various preclinical, clinical, and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies, clinical trials, or seek approval of our product candidates. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, as amended, or the FDCA, and its implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. Biologics are subject to these same requirements in the United States, except that they are licensed under the Public Health Service Act. A new drug or biologic must be approved by the FDA through the NDA or BLA process, respectively, before they may be legally marketed in the United States, and this process generally involves the following:

•	completion of preclinical laboratory tests, animal studies, and formulation studies in accordance with FDA’s good laboratory practices, or GLPs, and other applicable regulations;

•	submission to the FDA of an IND which must become effective before human clinical trials may begin and must be updated annually and when certain changes are made;

•	approval by an independent investigational review board, or IRB, or independent ethics committee, or EC, representing each clinical site before each trial may be initiated;

•

performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCPs, to establish the safety and efficacy of the proposed drug or the safety, purity and potency of the proposed biologic for its intended use;

•	preparation of and submission to the FDA of an NDA or BLA after the completion of pivotal trials;

•	a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug or biologic is produced to assess compliance with current good manufacturing practices, or cGMPs, to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	potential FDA audit of the preclinical study, nonclinical study and/or clinical trial sites that generated data in support of the NDA or BLA; and

•	FDA review and approval of the NDA or BLA to permit commercial marketing of the product for particular indications for use in the United States.

Prior to beginning the first clinical trial with a product candidate in the United States, a sponsor must submit an IND to the FDA requesting their authorization to administer an investigational product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamics, characteristics of the product; chemistry, manufacturing and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. Some long-term preclinical testing may continue after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold, and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial or may not allow the trial to commence on the terms originally specified in the IND.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, dosing procedures, subject selection and exclusion criteria, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site and retains oversight for the trial to protect study subject welfare until completed. Some trials also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or data monitoring committee, which provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy or other ethical grounds to stop the trial. The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Similarly, an IRB may suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug or biologic has been associated with unexpected serious harm to patients. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor must ensure that the clinical trial complies with regulatory requirements if the data is to be used in support of NDA or BLA approval. The FDA may accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the trial was conducted in accordance with GCPs, and the FDA is able to validate the data through an onsite inspection, if deemed necessary.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•

Phase 1: The product candidate is initially introduced into healthy human subjects or patients with the target disease or condition. These trials are designed to test the safety, dosage tolerance, absorption, metabolism, excretion and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. In the case of some drugs or biologics for severe or life-threatening diseases, especially when the drug or biologic may be inherently too toxic to ethically administer to healthy participants, the initial human testing is often conducted in patients with the target disease or condition.

•

Phase 2: The product candidate is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive phase 3 clinical trials.

•

Phase 3: The product candidate is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval and labeling. Generally, two adequate and well-controlled phase 3 clinical trials are required by the FDA for approval of an NDA or BLA.

It is possible that phase 1, phase 2, and phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may, at any time during the initial 30-day IND review period or while clinical trials are ongoing under the IND, impose a partial or complete clinical hold or suspend a clinical trial, for example, because there is an unacceptable health risk.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product for the approved use or uses. These so-called phase 4 trials may be conducted after initial marketing approval and may be used to gain additional experience from the treatment of patients in the intended therapeutic indication, for example, to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of phase 4 clinical trials as a condition of approval of an NDA or BLA.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMPs. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality, and purity of the final product. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

While the IND is active and before approval, progress reports summarizing the results of the clinical trials and preclinical or nonclinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, or AEs, findings from other trials suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

In addition, during the development of a new drug or biologic, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of a phase 2 trial, and before an NDA or BLA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the phase 2 trial to discuss phase 2 clinical results and present plans for the pivotal phase 3 clinical trials that they believe will support approval of the new drug or biologic.

U.S. Review and Approval Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, preclinical, and other nonclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug or biologic, proposed labeling, and other relevant information are submitted to the FDA as part of an NDA or BLA requesting approval to market the product. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of the product, or from a number of alternative sources, including trials initiated by independent investigators. To support marketing approval, the data submitted must be sufficient to establish the safety and efficacy of the investigational drug product or the safety, purity and potency of the investigational biological product, for its intended use or uses to the satisfaction of the FDA. The submission of an NDA or BLA is subject to the payment of user fees; a waiver of such fees may be obtained under certain limited circumstances.

The FDA conducts a preliminary review of all NDAs and BLAs generally within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an application for filing. In this event, the NDA or BLA must be resubmitted with the additional information. The resubmitted application also is subject to preliminary review before the FDA accepts it for filing. Once accepted for filing, the FDA reviews an NDA or BLA to determine, among other things, whether a product is safe and effective for its intended use or uses and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the filing date to complete its initial review and act on a standard NDA for a drug that is a new molecular entity or a BLA. The FDA also has a goal of ten months from the date of NDA receipt to review and act on a standard NDA for a drug that is not a new molecular entity. The FDA does not always meet its goal dates, and the review process is often extended by FDA requests for additional information or clarification.

The FDA may refer an application for a novel drug or biologic to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA or BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMPs and adequate to assure consistent production of the product within designated specifications. Additionally, before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs and assure the integrity of the clinical data submitted to the FDA. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates an NDA or BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response Letter, or CRL. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications and other conditions of use. A CRL indicates that the review cycle of the application is complete and the application is not ready for approval. A CRL will describe all of the deficiencies that the FDA has identified in the NDA or BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the CRL without first conducting required inspections and/or reviewing proposed labeling. In issuing the CRL, the FDA may recommend actions that the applicant might take to place the NDA or BLA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of an NDA or BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and other conditions of use, and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA or BLA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, assessment plans and/or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The

FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. The FDA may also require one or more phase 4 post-marketing trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization and may limit further marketing of the product based on the results of these post-marketing trials or surveillance programs.

In addition, the Pediatric Research Equity Act, or PREA, requires a sponsor to conduct pediatric clinical trials for most drugs and biologics, including for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs, BLAs, and certain supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or the FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug or biologic is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.

U.S. Expedited Development and Review Programs

The FDA offers a number of expedited development and review programs for qualifying product candidates. For example, the Fast Track program is intended to expedite or facilitate the process for reviewing new product candidates that are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product candidate and the specific indication for which it is being studied. The sponsor of a Fast Track designated product candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once an NDA or BLA is submitted, the product candidate may be eligible for priority review. A Fast Track-designated product candidate may also be eligible for rolling review, where the FDA may consider for review sections of the NDA or BLA on a rolling basis before the complete application is submitted. Rolling review may occur if the sponsor provides a schedule for the submission of the sections of the NDA or BLA, the FDA agrees to accept sections of the NDA or BLA for review and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA or BLA.

A product candidate intended to treat a serious or life-threatening disease or condition may also be eligible for Breakthrough Therapy designation to expedite its development and review. A product candidate can receive Breakthrough Therapy designation if preliminary clinical evidence indicates that the product candidate, alone or as a combination therapy with one or more other drugs may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the Fast Track program features, as well as more intensive FDA interaction and guidance beginning as early as phase 1 and an organizational commitment from FDA to expedite the development and review of the product candidate, including involvement of senior managers.

A marketing application for a drug submitted to the FDA for approval, including a product candidate with a Fast Track designation and/or Breakthrough Therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review. A product candidate is eligible for priority review if it is designed to treat a serious condition, and if approved, would provide a significant improvement in safety or effectiveness compared to available alternatives for such disease or condition. For new-molecular-entity NDAs or original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date, or with respect to non-new-molecular-entity NDAs, within six months of the NDA receipt date.

Additionally, product candidates studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may utilize an accelerated approval pathway upon a determination that the product has an effect on (1) a surrogate endpoint that is reasonably likely to predict clinical benefit or (2) a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform an adequate and well-controlled post-marketing clinical trial or trials to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. Any such confirmatory trial must be completed with due diligence and the FDA may require that the trial be underway prior to approval. Failure to conduct such required post-approval trials with due diligence, or to confirm a clinical benefit during such trials, would allow the FDA to withdraw the product from the market on an expedited basis. In addition, the FDA requires, as a condition of accelerated approval, the pre-submission of promotional materials, which can adversely impact the timing of the commercial launch of a product.

Fast Track designation, Breakthrough Therapy designation, priority review designation, and the accelerated approval pathway do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval. These pathways do not always lead to a faster development or regulatory review or approval process, and do not provide assurance of ultimate full FDA approval. Even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

U.S. Marketing Exclusivity

Market exclusivity provisions under the FDCA and the Public Health Service Act can delay the submission or the approval of certain marketing applications. The FDA provides periods of non-patent regulatory exclusivity, which provides the holder of an approved NDA limited protection from new competition in the marketplace. For drugs, five years of exclusivity are available to new chemical entities, or NCEs. An NCE is a drug that contains no active moiety that has been approved by the FDA in any other NDA. An active moiety is the molecule or ion, excluding those appended portions of the molecule that cause the drug to be an ester, salt, including a salt with hydrogen or coordination bonds, or other noncovalent, or not involving the sharing of electron pairs between atoms, derivatives, such as a complex (i.e., formed by the chemical interaction of two compounds), chelate (i.e., a chemical compound), or clathrate (i.e., a polymer framework that traps molecules), of the molecule, responsible for the physiological or pharmacological activity of the drug substance. During the exclusivity period, the FDA may not accept for review or approve an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company that contains the same active moiety. An ANDA or 505(b)(2) application, however, may be submitted one year before NCE exclusivity expires if a Paragraph IV certification of patent invalidity, unenforceability, or non-infringement is filed.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active ingredient for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a 505(b)(1) NDA; however, an applicant submitting a 505(b)(1) NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and efficacy.

Biologics are also entitled to exclusivity under amendments to the Public Health Service Act from the Biologics Price Competition and Innovation Act, or the BPCIA. Under the BPCIA, a reference biological product is granted 12 years of data exclusivity, the period of time during which an innovator’s clinical data cannot be used by other companies, from the time of “first licensure” of the product, and an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. Biosimilarity requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the product and the reference product in terms of safety, purity and potency, which is generally shown through a combination of analytical studies, animal studies and a clinical trial or trials. Certain biological products can also be shown to be interchangeable with the original biological product, which requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient, and for products administered multiple times, that the product and the reference product may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products.

The FDA may also grant pediatric exclusivity to drugs, which provides an additional six months of exclusivity running from the expiration date of each other existing regulatory exclusivity period and from the date of each patent listed with FDA. The FDA may also grant pediatric exclusivity to biologics, but that exclusivity will only attach to the reference product and orphan drug exclusivity period, not patents for biological products. To be eligible for pediatric exclusivity, the FDA must issue a Written Request detailing the trials to be performed and the timeframe for their completion. If an applicant agrees to perform the trials as outlined in the Written Request, the applicant must submit trial reports at least nine months prior to the expiry of the exclusivity or patent, as applicable, that is to be extended. The trial reports must demonstrate that the applicant has met the conditions of the Written Request.

U.S. Post-Approval Requirements

Products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product, which include restrictions on promoting products for unapproved uses or patient populations (known as “off-label use”) and limitations on industry-sponsored scientific and educational activities. After approval, changes to the approved product, manufacturing locations or processes, or labeling are subject to FDA review and approval. Significant changes require prior FDA review and approval. Further, for certain modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain prior FDA approval of a new NDA, BLA or supplement, which may require the development and submission of additional data. There also are continuing, annual user fees due to FDA for any marketed products.

Drug manufacturers and their subcontractors involved in the manufacture and distribution of approved drugs and biologics are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMPs, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting requirements in the event of a deviation affecting a marketed product. Manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and other tracking requirements and must notify the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.

The FDA may withdraw approval of an NDA or BLA for various reasons, including based on new concerns related to safety or effectiveness or if compliance with regulatory requirements and standards is not maintained. Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may also result in revisions to the approved labeling to add new safety information; imposition of post-market trials or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences for the failure to meet applicable requirements include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or untitled letters;

•	clinical holds on clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications or suspension or revocation of product approvals;

•	product seizure or detention or refusal to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases, and other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising, and promotion of drugs and biologics. A company may make only those claims relating to safety, efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and misleading promotion. Failure to comply with these requirements may result in, among other things, adverse publicity, warning or other enforcement letters, corrective advertising, and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA-approved labeling.

Other Regulatory Matters

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in addition to the FDA, including, in the United States, the Centers for Medicare & Medicaid Services, or CMS, other divisions of the Department of Health and Human Services, or HHS, (e.g., the Office of Inspector General and Office for Civil Rights), the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments. In the United States, sales, marketing and scientific/educational programs must also comply with federal and state fraud and abuse laws, data privacy and security laws, transparency laws and pricing and reimbursement requirements in connection with governmental payor programs, among others. The handling of any controlled substances must comply with the U.S. Controlled Substances Act and Controlled Substances Import and Export Act, as well as applicable state laws. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities are also potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with regulatory requirements subjects companies to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a company to enter into supply contracts, including government contracts. In addition, even if a company complies with FDA and other requirements, new information regarding the safety or efficacy of a product could lead the FDA to modify or withdraw product approval. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of our product candidates, some of our future U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA or BLA plus the time between the submission date of an NDA or BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved product is eligible for the extension and, among other requirements, the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our then owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA or BLA.

An abbreviated approval pathway for biological products shown to be biosimilar to, or interchangeable with, an FDA-licensed reference biological product was created by the BPCIA, which was part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA.

As noted above, a reference biological product may be eligible for 12-year exclusivity from the time of “first licensure.” “First licensure” typically means the initial date the particular product at issue was licensed in the United States. This does not include a supplement for the biological product or a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest or other related entity) for a change that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device, or strength, unless that change is a modification to the structure of the biological product and such modification changes its safety, purity or potency. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

Pricing and Reimbursement

Sales of any pharmaceutical product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. In the United States, no uniform policy exists for coverage and reimbursement for pharmaceutical products among third-party payors. Therefore, decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis and can be a time-consuming process, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance or at all. These third-party payors are increasingly reducing reimbursements for medical products and services. The process for determining whether a third-party payor will provide coverage for a product typically is separate from the process for setting the price of such product or for establishing the reimbursement rate that the payor will pay for the product once coverage is approved.

Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the FDA-approved products for a particular indication, or place products at certain formulary levels that result in lower reimbursement levels and higher cost-sharing obligation imposed on patients. One third-party payor’s decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service. In order to secure coverage and reimbursement for any product candidate that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies to demonstrate the medical necessity and cost-effectiveness of the product candidate, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Whether or not we conduct such studies, our product candidates may not be considered medically necessary or cost-effective. A third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Third-party reimbursement may not be sufficient to enable us to maintain price levels high enough to realize an appropriate return on our investment in product development. In the United States, the principal decisions about reimbursement for new products are typically made by CMS, an agency within HHS. CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private payors tend to follow CMS to a substantial degree. However, no uniform policy of coverage and reimbursement for products exists among third-party payors and coverage and reimbursement levels for products can differ significantly from payor to payor. Moreover, as a condition of participating in, and having products covered under, certain federal healthcare programs, such as Medicare and Medicaid, we will be subject to federal laws and regulations that require pharmaceutical manufacturers to calculate and report certain price reporting metrics to the government, such as Medicaid Average Manufacturer Price, or AMP, and Best Price, Medicare

Average Sales Price, the 340B Ceiling Price and Non-Federal AMP reported to the Department of Veteran Affairs, and with respect to Medicaid, pay statutory rebates on utilization of manufacturers’ products by Medicaid beneficiaries. Compliance with such laws and regulations require significant resources and any findings of non-compliance may have a material adverse effect on our revenues if any of our product candidates are approved.

The Inflation Reduction Act of 2022, or the IRA, includes several provisions that may impact our business to varying degrees, including provisions that reduce the out-of-pocket spending cap for Medicare Part D beneficiaries from $7,050 to $2,000 starting in 2025, thereby effectively eliminating the coverage gap; impose new manufacturer financial liability on certain drugs under Medicare Part D; allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition; require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation; and delay until January 1, 2032 the implementation of the HHS rebate rule that would have limited the fees that pharmacy benefit managers can charge. Specifically, with respect to price negotiations, CMS has negotiated prices for the first ten high-cost drugs paid for by Medicare Part D starting in 2026, which will be followed by 15 Part D drugs in 2027, 15 Part B or Part D drugs in 2028, and 20 Part B or Part D drugs in 2029 and beyond. This provision applies to drug products that have been approved for at least nine years and biologics that have been licensed for 13 years, but it does not apply to drugs and biologics that have been approved for a single rare disease or condition. Nonetheless, since CMS has established and will continue to establish maximum prices for these products in price negotiations, we would be fully at risk of government action if our products become the subject of Medicare price negotiations. Moreover, given the risk that could be the case, these provisions of the IRA may further heighten the risk that we would not be able to achieve the expected return on our drug products or full value of our patents protecting our products if prices are set after such products have been on the market for nine years. Various industry stakeholders, including certain pharmaceutical companies and industry groups have initiated lawsuits against the federal government asserting that the price negotiation provisions of the IRA are unconstitutional. The effects of the IRA on our business and the healthcare industry in general is not yet known. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs.

The containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs and biologics, have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including by passing legislation and regulations designed to control pharmaceutical and biological product pricing, including government price controls, price or patient reimbursement constraints, discounts, restrictions on certain drug access, marketing cost disclosure, transparency measures, requirements for substitution of generic products and other measures designed to encourage importation from other countries and bulk purchasing. In January 2024, the FDA authorized Florida’s Agency for Health Care Administration’s drug importation program, which is the first step toward Florida facilitating importation of certain prescription drugs from Canada. Authorization of other state programs may follow. In many countries, the prices of products are subject to varying price control mechanisms as part of national health systems. For example, in the European Union, or the EU, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been approved. Some countries may require the completion of additional studies that compare the cost effectiveness of a particular therapy to currently available therapies, or so-called health technology assessments, in order to obtain reimbursement or pricing approval. Other countries may allow companies to fix their own prices for products, but monitor and control product volumes and issue guidance to physicians to limit prescriptions. Efforts to control prices and utilization of pharmaceutical products will likely continue as countries attempt to manage healthcare expenditures. Historically, products launched in the EU do not follow price structures of the United States and generally prices tend to be significantly lower. In general, the prices of products under such systems are substantially lower than in the United States. Accordingly, in markets outside the United States, the reimbursement for products may be reduced compared with the United States. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our future net revenue and results if our product candidates are approved in these jurisdictions. Decreases in third-party reimbursement for any of our product candidates or a decision by a third-party payor to not cover our product candidates could reduce physician usage of the product candidates, if approved, and have a material adverse effect on our sales, financial condition and results of operations.

Other Healthcare Laws and Compliance Requirements

In the United States, drug manufacturers and sponsors are subject to a number of federal and state healthcare regulatory laws that restrict business practices in the healthcare industry. These laws include, but are not limited to, federal and state anti-kickback, false claims, and other healthcare fraud and abuse laws, as described below.

The U.S. federal Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving or providing any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering, or arranging for, or recommending the purchase, lease, or order of any good, facility, item, or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs.

The federal false claims laws, including the federal False Claims Act, or the FCA, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the federal government, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government or knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Actions under the civil FCA may be brought by the U.S. Attorney General or as a qui tam action by a private individual in the name of the government. Moreover, a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil FCA.

In addition, the civil monetary penalties statute, subject to certain exceptions, prohibits, among other things, the offer or transfer of remuneration, including waivers of copayments and deductible amounts (or any part thereof), to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of services reimbursable by Medicare or a state healthcare program.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, imposes obligations on “covered entities,” including certain healthcare providers, health plans, and healthcare clearinghouses, as well as their respective “business associates” and their respective subcontractors that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals including physician assistants and nurse practitioners and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members.

There are federal price reporting laws, which require manufacturers to calculate and report complex pricing metrics to government programs, and such reported prices may be used in the calculation of reimbursement and/or discounts on approved products.

There are also federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

Similar state and local laws and regulations may also restrict business practices in the pharmaceutical industry, such as state anti-kickback and false claims laws, which may apply to business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or by patients themselves; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing information and marketing expenditures or which require tracking gifts and other remuneration and items of value provided to physicians, other healthcare providers and entities; and state and local laws that require the registration of pharmaceutical sales representatives.

Violations of any of these laws and other applicable healthcare fraud and abuse laws may be punishable by criminal and civil sanctions, including fines and civil monetary penalties, the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid), disgorgement and corporate integrity agreements, which impose, among other things, rigorous operational and monitoring requirements on companies. Similar sanctions and penalties, as well as imprisonment, also can be imposed upon executive officers and employees of such companies.

Healthcare Reform

In the United States and certain foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system. For example, implementation of the ACA substantially changed the way healthcare is financed by both governmental and private insurers in the United States and significantly affected the pharmaceutical industry. The ACA, among other things, increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs; required collection of rebates for drugs paid by Medicaid managed care organizations; required manufacturers to participate in a coverage gap discount program, under which they must agree to offer point-of-sale discounts (increased to 70 percent, effective as of January 1, 2019) off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs, implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected expanded the types of entities eligible for the 340B drug discount program; expanded eligibility criteria for Medicaid programs; created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, in June 2021 the U.S. Supreme Court held that Texas and other challengers had no legal standing to challenge the ACA, dismissing the case on procedural grounds without specifically ruling on the constitutionality of the ACA. Thus, the ACA will remain in effect in its current form. It is possible that the ACA will be subject to judicial or Congressional challenges in the future.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, the Budget Control Act of 2011 and subsequent legislation, among other things, created measures for spending reductions by Congress that include aggregate reductions of Medicare payments to providers of 2% per fiscal year, which remain in effect through the first half of 2032. Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021 and subsequent legislation, Medicare payments to providers are subject to further reductions in 2025.

In addition, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient assistance programs and reform government program reimbursement methodologies for drugs. President Biden has issued multiple executive orders that have sought to reduce prescription drug costs. In February 2023, HHS issued a proposal in response to an October 2022 executive order from President Biden that includes a proposed prescription drug pricing model that will test whether targeted Medicare payment adjustments will sufficiently incentivize manufacturers to complete confirmatory trials for drugs approved through FDA’s accelerated approval pathway. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the current or future presidential administrations may reverse or otherwise change these measures, both the executive branch and Congress have at times indicated that they will continue to seek new legislative measures to control drug costs.

We cannot predict what healthcare reform initiatives may be adopted in the future. Further federal, state and foreign legislative and regulatory developments are likely, and we expect ongoing initiatives to increase pressure on drug pricing.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act of 1977, or the FCPA, prohibits any U.S. individual or business, as well as its employees, agents, and other representatives, from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to obtain, retain, or direct business. The FCPA also obligates companies whose securities are publicly listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.

Europe and Rest of World Government Regulation

Our regulatory strategy involves filing CTAs for our early-stage clinical trials in jurisdictions outside of the United States to support enrollment in our clinical trials, which may include Australia and other countries. As a result, in addition to regulations in the United States, we expect to be subject to a variety of regulations in other jurisdictions that we may in the future select to test or commercialize our product candidates, which may govern, among other things, clinical trials and any commercial sales and distribution of our products. Whether or not we obtain FDA approval of a product, we would need to obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a CTA much like the IND prior to the commencement of human clinical trials. In the EU, for example, a CTA must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, clinical trial development may proceed.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCPs and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain regulatory approval of an investigational drug or biological product under EU regulatory systems, we must submit a MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in the EU member states. The application used to file the NDA in the United States is similar to that required in the EU, with the exception of, among other things, country-specific document requirements.

For other countries outside of the EU, such as Australia, countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials must be conducted in accordance with GCPs and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we or our potential collaborators fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Data Privacy and Information Security Laws

In the ordinary course of business, we process personal data, and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, sensitive third-party data, business plans, transactions, financial information and data we collect about trial participants in connection with clinical trials, or collectively, sensitive data. Accordingly, we may be subject to numerous data privacy and security obligations, including federal, state, and local laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements and other obligations related to data privacy and security.

These data privacy and security laws are evolving and may impose potentially conflicting obligations. Such obligations may include, without limitation, the Federal Trade Commission Act, the

European Union’s General Data Protection Regulation 2016/679 , or EU GDPR, the EU GDPR as it forms part of United Kingdom, or UK, law by virtue of section 3 of the European Union (Withdrawal) Act 2018, or UK GDPR, and HIPAA, as amended by HITECH. In addition, in the past few years, numerous U.S. states—including California, Virginia, Colorado, Connecticut and Utah—have enacted comprehensive privacy laws that impose certain obligations on covered businesses, and similar laws are being considered in several other states, as well as at the federal and state levels. These new laws are examples of the increasingly stringent and evolving regulatory frameworks related to personal data processing that may increase our compliance obligations and exposure for any noncompliance.

Additionally, because we collect personal data from individuals outside of the United States, through clinical trials or otherwise, we are, or may become, subject to foreign data privacy and security laws, such as the EU GDPR. Foreign data privacy and security laws impose significant and complex compliance obligations on entities that are subject to those laws. For example, the EU GDPR applies to any company established in the European Economic Area, or EEA, and to companies established outside the EEA that process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. These obligations may include limiting personal data processing to only what is necessary for specified, explicit, and legitimate purposes; requiring a legal basis for personal data processing; requiring the appointment of a data protection officer in certain circumstances; increasing transparency obligations to data subjects; requiring data protection impact assessments in certain circumstances; limiting the collection and retention of personal data; increasing rights for data subjects; formalizing a heightened and codified standard of data subject consents; requiring the implementation and maintenance of technical and organizational safeguards for personal data; mandating notice of certain personal data breaches to the relevant supervisory authority(ies) and affected individuals; and mandating the appointment of representatives in the EU in certain circumstances.

Employees and Human Capital Resources

As of December 31, 2025, we had 96 full-time employees. Of those, 76 were engaged in research and development activities. Approximately 61% of our employees hold Ph.D. or M.D. degrees. Approximately 91% of our employees are located in the United States. We do not have any employees that are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Our future success depends on our ability to attract, develop and retain key personnel, maintain our culture and ensure diversity and inclusion among our board of directors, management and broader workforce. Our human resources objectives include, as applicable, identifying, attracting, retaining, incentivizing and integrating existing and prospective employees. Our employees have access to a broad range of benefits, including health insurance, a 401(k) plan, equity incentive plans and other customary employee benefits. The purpose of these benefits is to attract and retain the best available personnel, incentivize our employees, promote the success of our business and strengthen the mutuality of interest between employees and our stockholders. As these areas directly impact our ability to compete and innovate, they are key focus areas for our board of directors and management.

Scientific Advisory Board

While our team of employees and consultants has a profound knowledge of immune biology, we also seek advice from our scientific advisory board, which is comprised of preeminent immunology researchers. Members of our scientific advisory board include multiple investigators at the Howard Hughes Medical Institute and leading experts globally who have conducted foundational research to identify and characterize a number of our therapeutic targets, including RIPK2and SLC15A4. Our scientific advisory board meets periodically with our board of directors and management to discuss matters relating to our business activities.

Facilities

We currently lease approximately 45,632 square feet of space as our corporate headquarters in Boston, Massachusetts. The lease expires in September 2029. We also currently lease approximately 19,845 square feet of space in Ann Arbor, Michigan, which expires in December 2026 and is used for research and development and office space. We have the option to extend both leases described above once for an additional five-year term on largely the same terms but at the then-current market rate. We also rent additional space in Ann Arbor, Michigan that we use for a variety of administrative and research and development activities. We believe that our existing facilities are adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may be involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, in the opinion of management, would have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity, reputational harm, and other factors.

Corporate Information

We were incorporated in Delaware in April 2021. Our principal executive offices are located at 51 Sleeper Street, Boston, MA 02210, and our telephone number is (617) 865-9628. Our website address is https://odysseytx.com/. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider any information on, or accessible through, our website as part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

MANAGEMENT

Executive Officers and Directors

Set forth below is certain biographical and other information regarding our executive officers and directors as of    , 2026.

Name	Age	Position(s)

Executive Officers
Gary D. Glick, Ph.D.		President, Chief Executive Officer and Director
Natalie Dales, Ph.D.		Chief of Research Operations and Portfolio Strategy
Jason Haas		Chief Financial Officer
Anthony Opipari, M.D., Ph.D.		Interim Chief Medical Officer and Executive Vice President, Translational Medicine
Jolie M. Siegel		Executive Vice President and General Counsel
Collin Todd		Senior Vice President, Strategy and Business Development
Non-Employee Directors
Jeffrey M. Leiden, M.D., Ph.D.		Chair and Director
Jill Carroll		Director
Shelley Chu, M.D., Ph.D.		Director
Carl L. Gordon, Ph.D., CFA		Director
Paulina Hill, Ph.D.		Director
Nan Li		Director
Carolyn Ng, Ph.D.		Director
Valerie Odegard, Ph.D.		Director
Ksenija Pavletic		Director
Ian F. Smith		Director
Nia Tatsis, Ph.D.		Director
Timothy P. Walbert		Director

The following are brief biographies describing the backgrounds of our executive officers and directors.

Executive Officers

Gary D. Glick, Ph.D. is our founder and has served as our President, Chief Executive Officer and a director since April 2021. Dr. Glick is a chemist and serial biotechnology entrepreneur with over 15 years of experience in the biotechnology industry. Dr. Glick has also served as the Executive Chairman of Charm Therapeutics Limited since January 2022, and as interim Chief Executive Officer since June 2025. He has founded several successful companies, including IFM Therapeutics, LLC, or IFM, a private biotechnology company. Dr. Glick has served as Executive Chairman of IFM since December 2019 and previously served as Chief Executive Officer from 2015 to November 2019. During Dr. Glick’s tenure as Chief Executive Officer, IFM progressed three programs from ideation to clinical development and executed several major transactions generating proceeds to date of $750 million. Subject to the achievement of various milestones, proceeds from such sales could reach more than $4.7 billion. Prior to founding Odyssey in 2021, Dr. Glick co-founded and launched Scorpion Therapeutics, or Scorpion, in February 2020, where he played an instrumental role in the conception and building of the company. During his tenure as Chief Executive Officer from February 2020 to February 2021, Scorpion grew to nearly 50 employees and raised $270 million across two financings. In early 2025, it was announced that Eli Lilly and Company had entered into a definitive agreement to acquire Scorpion for up to $2.5 billion in cash. Dr. Glick also founded Lycera Corporation earlier in his career, serving as Chief Scientific Officer. Dr. Glick received his Ph.D. in organic chemistry from Columbia University and completed an NIH postdoctoral fellowship in organic chemistry at Harvard University.

Natalie Dales, Ph.D. has served as our Chief of Research Operations and Portfolio Strategy since November 2022. Dr. Dales also served in several roles of increasing seniority within our Enabling Sciences department, including as Senior Vice President from October 2021 to February 2022 and Executive Vice President from February 2022 to November 2022. Dr. Dales is an accomplished scientist with more than 20 years of experience in small molecule drug discovery and has led and mentored teams across the biopharmaceutical and biotechnology industries throughout her career. Prior to joining Odyssey, Dr. Dales worked at Novartis AG (NYSE: NVS) for 17 years, where she held roles of increasing seniority from Scientific Investigator to Executive Director, Global Discovery Chemistry. Additionally, from October 2019 to October 2021, Dr. Dales also held the role of Head of Portfolio and Strategy for Global Discovery Chemistry. She was also a Senior Advisor to Novartis Genesis Labs, Novartis AG’s internal innovation incubator. Earlier in her career, Dr. Dales worked as a senior scientist at Millennium Pharmaceuticals, Inc. (later acquired by Takeda Pharmaceutical Company Limited, NYSE: TAK), where she contributed to oncology, cardiovascular and metabolism research programs. Dr. Dales received her Ph.D. in organic chemistry from the University of Wisconsin and earned her B.S. in chemistry from the University of Michigan.

Jason Haas has served as our Chief Financial Officer since December 2024. Mr. Haas is a dynamic business leader with over 25 years of experience in healthcare investment banking and the biotechnology industry. Prior to joining Odyssey, he served as Chief Financial Officer at Syros Pharmaceuticals, Inc. (Nasdaq: SYRS) from October 2021 until November 2024. Previously, Mr. Haas served as Co-head of Americas, Healthcare Investment Banking at Barclays plc from June 2016 to October 2021. From 2012 to June 2016, Mr. Haas served as Head of Americas, Healthcare Investment Banking at Deutsche Bank AG, or Deutsche Bank. Before that, he was a Managing Director on the Healthcare Investment Banking team at Goldman Sachs & Co. Mr. Haas currently serves on the board of directors of Ligand Pharmaceuticals Incorporated (Nasdaq: LGND), a public biotechnology company. Mr. Haas earned his B.A. in international relations and economics from Colgate University and his M.B.A. from Columbia Business School.

Anthony Opipari, M.D., Ph.D. has served as our interim Chief Medical Officer since August 2024. Dr. Opipari has led translational medicine at Odyssey since the company was founded having joined as a Senior Vice President, Translational Medicine in 2021. He was appointed as an Executive Vice President in 2024. Dr. Opipari is a physician-scientist with experience in academic medicine as a clinician and principal investigator as well as co-founding several biotechnology companies. Before joining Odyssey, he co-founded Lycera Corporation in 2006 and worked there as a Senior Director of Biology until 2021. In 2021 he co-founded both Firstwave Bio and IFM Therapeutics. He led translational medicine and clinical development at both Firstwave and IFM until joining Odyssey in 2021. Prior to working in the industry, he was a member of the University of Michigan Medical School faculty with an appointment in the Division of Gynecological Oncology. Dr. Opipari received his M.D. and Ph.D. in cellular and molecular biology and completed his post-graduate medical training at the University of Michigan.

Jolie M. Siegel has served as our Executive Vice President and General Counsel since January 2026. Ms. Siegel is an accomplished legal and business executive with significant experience working with biotechnology companies during periods of growth and transformation. Prior to joining Odyssey, from July 2020 to January 2026, Ms. Siegel served as Chief Legal Officer of C4 Therapeutics, Inc. (Nasdaq: CCCC), where she also served as Secretary from February 2021 to January 2026, and as interim Chief Legal Officer in a consulting capacity in June 2020. From August 2018 to May 2020, Ms. Siegel served as Vice President, General Counsel and Secretary of Neon Therapeutics, Inc., an immune oncology company. Ms. Siegel also provided consulting legal services to Neon between March and August 2018. At each of C4 Therapeutics and Neon Therapeutics, Ms. Siegel was responsible for legal, intellectual property and corporate compliance matters. From February 2013 to April 2017, Ms. Siegel served as Senior Vice President, Deputy General Counsel and Assistant Secretary of Intralinks Holdings, Inc., a technology provider for the global financial and capital markets communities. In this role, Ms. Siegel was responsible for corporate governance, compliance, public company reporting, mergers and acquisition, marketing and finance matters. From 2007 to 2013, Ms. Siegel was a partner at Choate, Hall & Stewart LLP, a law firm, where she worked on corporate transactional, securities and general business matters, with an emphasis on private equity, venture capital and high-growth companies. Ms. Siegel holds a J.D. from the University of Pennsylvania Law School and a B.A. in political science from the University of Pennsylvania.

Collin Todd has served as our Senior Vice President, Strategy and Business Development since June 2024 and is responsible for the management of our strategic, business development and capital formation matters. Since joining Odyssey in December 2021, Mr. Todd has overseen our Series B, Series C and Series D financings and the execution of our collaboration agreements. Mr. Todd has over a decade of experience in investing, company operations, corporate and business development and strategic planning in the biotechnology industry. From September 2017 until December 2021, Mr. Todd served in various strategy and business development roles at SpringWorks Therapeutics, Inc., where he was involved in completing over $600 million of private and public financings and the execution of more than 10 licensing and partnering transactions. Prior to SpringWorks, Mr. Todd was a strategy professional at Moderna, Inc. and a member of the private equity team at OrbiMed Advisors LLC, or OrbiMed, where he was involved in deal sourcing, evaluation and execution. Mr. Todd began his career as an investment banker at Bank of America Merrill Lynch where he worked with healthcare companies across advisory, capital raising and M&A. Mr. Todd currently serves on the board of directors of cTRL Therapeutics. Mr. Todd earned his B.A. in economics at the University of California, Los Angeles.

Non-Employee Directors

Jeffrey M. Leiden, M.D., Ph.D. has served as Chair of our board of directors and as a member of our board of directors since March 2022. Dr. Leiden has served as the Executive Chairman of Vertex Pharmaceuticals Incorporated (Nasdaq: VRTX), or Vertex, since April 2020, after serving as a director since July 2009. Dr. Leiden previously served as President, Chief Executive Officer and Chairman of Vertex from 2012 through March 2020. Prior to joining Vertex, Dr. Leiden served as Managing Director at Clarus Ventures, a life sciences venture capital firm, from 2007 to 2012 and as President, Chief Operating Officer of Abbott Laboratories from 2000 until 2005. Dr. Leiden is a physician and scientist who has dedicated his career to improving the lives of people with serious diseases. While at Abbott Laboratories, Dr. Leiden led the development and commercialization of HUMIRA® for multiple autoimmune diseases. During his time at Vertex, the company delivered a number of leading medicines to treat the underlying cause of cystic fibrosis for patients with certain forms of the disease, including KALYDECO®, ORKAMBI®, SYMDEKO® and TRIKAFTA®. While serving as Chief Executive Officer of Vertex, the company also built a robust pipeline of drug candidates in specialty markets, including pain, sickle cell disease and type 1 diabetes, and entered into important collaborations, like with CRISPR Therapeutics AG, which led to the discovery and development of the first CRISPR/Cas9 gene editing therapy, CASGEVY™, approved for two human genetic diseases, sickle cell disease and beta thalassemia. Dr. Leiden is the lead director of Massachusetts Mutual Life Insurance Company, and the Chairman of the Board of Casana Care, Inc. and previously served on the board of directors of Shire plc, Millennium Pharmaceuticals, Inc. and Quest Diagnostics Incorporated (NYSE: DGX). Dr. Leiden received his B.A. in biological sciences, his Ph.D. in virology and his M.D. from the University of Chicago.

We believe Dr. Leiden is qualified to serve on our board of directors because of his deep industry and scientific experience combined with his experience leading another public biopharmaceutical company.

Jill Carroll has served as a member of our board of directors since August 2021. Ms. Carroll joined SR One Ltd in 2011 and SR One Capital Management, LP in September 2020 with a background in biotech partnering and corporate development. Previously, Ms. Carroll completed multiple pharma partnerships and substantial private and public financings for Dynavax Technologies (Nasdaq: DVAX). Ms. Carroll was formerly a biopharmaceutical industry consultant with Clearview

Projects and Mercer Management Consulting, and earlier studied Biochemistry at Johns Hopkins University and Chemistry and Duke University. Currently, Jill is on the Board of Directors of Arcellx, Inc. (Nasdaq: ACLX), HotSpot Therapeutics, Inc., Avalyn Pharma, Inc., TBIO, LLC, Poplar Therapeutics, Inc. and AirNexis Therapeutics, Inc., and previously served on the Board of Nkarta, Inc. (Nasdaq: NKTX) from 2017 to 2020 and Pandion Therapeutics from 2019 to 2021. Ms. Carroll received her B.S. in chemistry from Duke University and an M.S. in biochemistry, cellular and molecular biology from Johns Hopkins University.

We believe Ms. Carroll is qualified to serve on our board of directors because of her extensive experience in partnering and other business development transactions.

Shelley Chu, M.D., Ph.D. has served on our board of directors since August 2025. Since 2020, Dr. Chu has been a Partner of Lightspeed Venture Partners where she leads the Biotech practice and co-heads the Healthcare Sector. She has served on the board of directors of private and public companies, including Scorpion Therapeutics (acquired by Eli Lilly & Co.), Seismic Therapeutics, Triana Therapeutics, Enlaza Therapeutics, Alpha-9 Oncology, Diagonal Therapeutics, Protego BioPharma, HilleVax, Tizona Therapeutics, Inc. (acquired by Gilead Sciences, Inc.), Trishula Therapeutics (partnered with AbbVie Inc.), SFJ Pharmaceuticals, IFM Therapeutics, Inc. (acquired by Bristol Myers Squibb), IFM Tre (acquired by Novartis AG), IFM Due (acquired by Novartis AG) and IFM Quattro. Dr. Chu also led R&D strategy across all therapeutic areas as well as business development in immuno-oncology and HBV at Gilead during the launch of their cure for HCV. Dr. Chu holds an M.D. and a Ph.D. in Biochemistry and Biophysics from the University of California at San Francisco and a B.A. in Molecular Biology from Princeton University, where she serves as Co-Chair for Princeton ASC. She is also a member of the Scientific Advisory Board for BioCentury.

We believe Dr. Chu is qualified to serve on our board of directors because of her investment experience in the biopharmaceutical industry as well as her experience on numerous public and private company boards of directors.

Carl L. Gordon, Ph.D., CFA has served as a member of our board of directors since August 2021. Dr. Gordon is a Managing Partner at OrbiMed Advisors LLC, an investment firm. Dr. Gordon currently serves on the boards of directors of Compass Therapeutics Inc. (Nasdaq: CMPX), Keros Therapeutics, Inc. (Nasdaq: KROS) and Lomond Therapeutics Holdings, Inc. (trading on OTC), as well as several private companies. Dr. Gordon previously served on the boards of directors of several publicly-traded companies, including Adicet Bio, Inc. (Nasdaq: ACET) from August 2015 to April 2025, ArriVent Biopharma, Inc. (Nasdaq: AVBP) from December 2022 to June 2025, Gemini Therapeutics, Inc. (which merged with Disc Medicine, Inc. (Nasdaq: IRON)) from April 2016 to December 2022, Kinnate Biopharma, Inc. (Nasdaq: KNTE) from December 2019 to April 2024, MBX Biosciences. Inc. (Nasdaq: MBX) from July 2020 to June 2025, ORIC Pharmaceuticals, Inc. (Nasdaq: ORIC) from November 2015 to November 2021, Terns Pharmaceuticals, Inc. (Nasdaq: TERN) from October 2018 to February 2025 and Theseus Pharmaceuticals, Inc. (Nasdaq: THRX) from June 2018 to February 2024. Dr. Gordon received his B.A. in Chemistry from Harvard College, his Ph.D. in Molecular Biology from the Massachusetts Institute of Technology, and was a Fellow at The Rockefeller University.

We believe Dr. Gordon is qualified to serve on our board of directors because of his venture capital experience, expertise in the scientific field of molecular biology and financial credentials.

Paulina Hill, Ph.D. has served as a member of our board of directors since June 2025. Since April 2022, Dr. Hill has served as a Partner at Sanofi Ventures. Prior to joining Sanofi, Dr. Hill was a Principal on the investment team at Omega Funds from January 2019 to December 2021. While there she incubated and served as the founding investor for Scorpion Therapeutics (acquired by Eli Lilly), and her investments included Arrakis Therapeutics, IFM Therapeutics, Synthekine and Vanqua Bio. Dr. Hill began her career with Polaris Partners, where she was on the investment team from 2011 to 2018. She completed her postdoctoral fellowship in Robert Langer’s lab in the Chemical Engineering Department at the Massachusetts Institute of Technology. Dr. Hill completed her Ph.D. in Molecular

Medicine from Wake Forest University School of Medicine and graduated magna cum laude from East Carolina University with a quadruple major in biochemistry, neuroscience, biology and chemistry.

We believe Dr. Hill is qualified to serve on our board of directors because of her investment experience and experience serving on the boards of directors of other life sciences companies.

Nan Li has served as a member of our board of directors since June 2025. Mr. Li has served as Co-Founder and Managing Partner of Dimension Capital since April 2022, a multistage investment firm at the interface of technology and life science. Dimension partners with visionary founders working across therapeutics, diagnostics, software applications, automation systems and tech-enabled services. Nan is interested in the development of cutting-edge technologies including computer vision, AI/ML, NLP, robotics and automation systems. Prior to founding Dimension Capital, Nan was a Managing Director at Obvious Ventures from March 2015 to April 2022, where he worked with companies developing frontier technologies from early company formation through public markets. This includes Automata Technologies, Aspect Biosystems Ltd., Dexterity, Inc., Dyno Therapeutics, Inc., Iterative Scopes, Inc. d/b/a Iterative Health, Planet Labs PBC (NYSE: PL), Recursion Pharma (Nasdaq: RXRX) and SwiftScale Biologics. Nan currently serves on the boards of directors of Aspect Biosystems Ltd., Automata Technologies, Fiveonefour Labs Inc. and Tamarind Bio, Inc. In addition, Nan previously served on the boards of directors of Anagenix Ltd., Darwin Inc., Dexterity, Inc., Gandeeva Therapeutics, Inc., Inato, Inc., Iterative Scopes, Inc. d/b/a Iterative Health, LabGenius Therapeutics, Octave Health Group Inc. and The Aifleet Inc. Nan holds a BSE in Computer Science from the University of Michigan. He has also been a Lecturer at Stanford University on artificial intelligence and venture capital.

We believe Mr. Li is qualified to serve on our board of directors because of his venture capital experience, experience with developing cutting-edge technologies including artificial intelligence and experience as a director of numerous private companies.

Carolyn Ng, Ph.D. has served as a member of our board of directors since July 2025. Dr. Ng is a Business Unit Partner at TPG Global, LLC, a leading global alternative asset manager, where she leads investments in transformative early- to mid-stage companies across a range of therapeutic areas. Dr. Ng currently serves on the boards of directors for Bicara Therapeutics Inc. (Nasdaq: BCAX) since December 2023, Mbrace Therapeutics, Inc. since April 2023 and Adcendo ApS since November 2024. Before joining TPG in October 2021, Dr. Ng was a Managing Director at Vertex Ventures HC, a global healthcare and life sciences venture fund, where she co-led the investment team. Dr. Ng has previously served on the boards of directors for several other life sciences companies, including Boundless Bio, Inc. (Nasdaq: BOLD) from June 2019 to September 2021, Obsidian Therapeutics, Inc. from December 2017 to September 2021, Redona Therapeutics, Inc. (formerly, 28-7 Therapeutics) from 2017 to 2021 and Nuvaira, Inc. from 2017 to 2021, and served as a board observer for Visterra (acquired by Otsuka Pharmaceutical Co, Ltd.). Dr. Ng holds a Ph.D. in Cancer Molecular Biology from the National University of Singapore, where she was the recipient of the prestigious NGS, Integrative Sciences and Technology, Ph.D. scholarship and holds a B.S. degree in Pharmacy with first class honors from the National University of Singapore.

We believe Dr. Ng is qualified to serve on our board of directors because of her venture capital experience with early-to mid-stage life sciences companies and her experience as a director of numerous public and private companies.

Valerie Odegard, Ph.D. has served as a member of our board of directors since October 2021. Dr. Odegard has been involved in the discovery and development of drugs for autoimmune diseases and oncology for over 20 years. Dr. Odegard has served as the Chief Executive Officer of Dovetail Therapeutics, Inc. since October 2023 and as a director since May 2023. From October 2016 until September 2022, Dr. Odegard served in various roles with Silverback Therapeutics, Inc., including as Chief Scientific Officer starting in October 2018 and President starting in September 2020. Since

October 2022, Dr. Odegard has also served as a venture partner at OrbiMed. Dr. Odegard holds a B.S. in biology from Wake Forest University and a Ph.D. in immunobiology from Yale University.

We believe Dr. Odegard is qualified to serve on our board of directors because of her experience leading drug development programs and her public company experience.

Ksenija Pavletic has served as a member of our board of directors since August 2025. Since October 2025, Ms. Pavletic has served as General Partner at Jeito Capital, a global investment firm focused on building transformative biotech companies, and as Partner and Chief Commercial Officer from January 2024 to October 2025. She is a dynamic executive with more than 25 years of experience in the pharmaceutical and biotechnology sectors, with expertise and a successful track record in fund raising, M&A, company scaleups, commercial organization build ups, product launches and market access. Ms. Pavletic has also served as Chief Executive Officer of Advesya since October 2022, a pioneering and transformative biotechnology company developing therapies for difficult-to-treat cancers. Previously, Ms. Pavletic was a director at MaxiVAX SA (now Release Therapeutics) from May 2020 to November 2024. Ms. Pavletic also served as Chief Executive Officer of Gedeon Richter - PregLem SA from July 2015 to January 2022, a Swiss-based reproductive health pharmaceutical company. She holds a M.Sc. in biotechnology from University of Zagreb and M.B.A. from American Graduate School of Business at Webster University.

We believe Ms. Pavletic is qualified to serve on our board of directors because of her experience in the pharmaceutical and biotechnology industries, her business and operational expertise and her venture capital experience.

Ian F. Smith has served as a member of our board of directors since August 2024 and prior to that as a consultant. Mr. Smith is an experienced leader with more than 30 years of finance and operating experience. Mr. Smith has served as Chief Executive Officer of Stoke Therapeutics, Inc. (Nasdaq: STOK) since October 2025 and a member of the board of directors since 2023, and previously served as Interim Chief Executive Officer from March 2025 to October 2025. In addition, Mr. Smith is the Chair of the board of directors for Rivus Pharmaceutical Inc., a position he has held since November 2023. Mr. Smith also serves as a Senior Advisor to Bain Capital Life Sciences, which position he has held since January 2021, and as Executive Chair of the board of directors of Solid Biosciences Inc. (Nasdaq: SLDB), which position he has held since June 2020. He has also served as a member of the board of directors of Foghorn Therapeutics Inc. (Nasdaq: FHTX) since April 2021. Prior to his current roles, Mr. Smith served as Executive Chair of the board of directors of Viacyte, a private biotechnology company, from July 2019 to September 2022. Mr. Smith previously served in various roles at Vertex from 2001 until January 2019, including as the Chief Financial Officer and Chief Operating Officer. Prior to joining Vertex, Mr. Smith was a partner of the accounting firm Ernst & Young LLP, serving private and public companies, including biotechnology companies. Mr. Smith also serves on the boards of a number of private biotechnology companies and provides advisory services. Mr. Smith holds a B.A. with honors in accounting and finance from Manchester Metropolitan University (UK).

We believe Mr. Smith is qualified to serve on our board of directors due to his experience as a senior finance executive and his knowledge and experience across multiple roles for public biotechnology companies.

Nia Tatsis, Ph.D. has served as a member of our board of directors since September 2025. Dr. Tatsis is currently the Executive Vice President, Chief Regulatory and Quality Officer of Vertex. She joined Vertex in 2017 as Head of Regulatory and was appointed as Chief Regulatory and Quality Officer in 2020. Prior to joining Vertex, Dr. Tatsis held positions of increasing responsibility at pharmaceutical companies including Sanofi, Pfizer, and Wyeth. Dr. Tatsis has served as a member of the board of directors of Verve Therapeutics, Inc. from 2024 to 2025 and as a member of the leadership council of the International Institute of New England. Previously, she served as a staff scientist and research fellow in immunology and vaccine development at the Wistar Institute. Dr. Tatsis received her Ph.D. in cell and molecular biology from the University of Vermont and completed a postdoctoral research fellowship in immunology at Thomas Jefferson University. She holds a B.S. in biology from Temple University.

We believe Dr. Tatsis is qualified to serve on our board of directors because of her experience as a chief regulatory and quality officer for a biopharmaceutical company and her experience in the biotechnology industry.

Timothy P. Walbert has served as a member of our board of directors since June 2024. He is currently a senior advisor to Amgen Inc. Mr. Walbert was Chairman, President and Chief Executive Officer of the then public company Horizon Therapeutics, a biotechnology company, from June 2008 to October 2023, when it was acquired by Amgen for $28 billion. Before joining Horizon, he was President, Chief Executive Officer and director of IDM Pharma Inc., a public biotechnology company, which was acquired by Takeda Pharmaceutical Company Limited in June 2009. Before IDM, Mr. Walbert served as Executive Vice President, Commercial Operations, at NeoPharm Inc., a public biotechnology company. From 2001 to 2005, he was Divisional Vice President and General Manager, immunology, at Abbott Laboratories, now AbbVie Inc., leading the global development and launch of the multi-indication biologic HUMIRA®, and served as Divisional Vice President, Global Cardiovascular Strategy. Mr. Walbert serves on the board of directors of BioMarin Pharmaceutical Inc. (Nasdaq: BMRN), Century Therapeutics, Inc. (Nasdaq: IPSC), Mirum Pharmaceuticals, Inc. (Nasdaq: MIRM), Sagimet Biosciences Inc. (Nasdaq: SGMT), Catalent, Inc., Cour Pharmaceuticals, Crystalys Therapeutics Inc. and Latigo Biotherapeutics. He is also chairman of Latigo Biotherapeutics. He previously served on the board of directors of Aurinia Pharmaceuticals Inc. (Nasdaq: AUPH) from 2020 to 2022, Exicure, Inc. (Nasdaq: XCUR) from 2019 to 2022, Assertio Therapeutics, Inc. (Nasdaq: ASRT) from 2014 to 2020, Raptor Pharmaceutical Corp. (Nasdaq: RPTP) from 2011 to 2014, XOMA Corporation (Nasdaq: XOMA) from 2010 to 2017 and Sucampo Pharmaceuticals Inc. (Nasdaq: SCMP) from 2015 until 2018. Mr. Walbert received a Bachelor of Arts in business administration from Muhlenberg College in Allentown, Pennsylvania.

We believe Mr. Walbert is qualified to serve on our board of directors due to his leadership experience at a public company and public company board experience in the biopharmaceutical industry.

Board Composition

Our Bylaws, which will become effective immediately prior to the completion of this offering, provide that the number of directors that shall constitute the whole board of directors shall be determined by resolution of our board of directors. Our board of directors currently consists of thirteen members: Gary D. Glick, Ph.D., Jeffrey M. Leiden, M.D., Ph.D., Shelley Chu, M.D., Ph.D., Jill Carroll, Carl L. Gordon, Ph.D., CFA, Paulina Hill, Ph.D., Nan Li, Carolyn Ng, Ph.D., Ian F. Smith, Valerie Odegard, Ph.D., Ksenija Pavletic, Nia Tatsis, Ph.D. and Timothy P. Walbert.

Certain members of our board of directors were elected pursuant to the provisions of our Third A&R Voting Agreement (as defined below), which will terminate upon the closing of this offering. Under the terms and subject to the conditions of the Third A&R Voting Agreement, the stockholders who are party to the Third A&R Voting Agreement have agreed to vote their respective shares to elect: (i) one director designated by OrbiMed Private Investments VIII, LP, currently Dr. Gordon; (ii) one director designated by SR One Capital Fund I Aggregator, LP, SR One Co-Invest IV, LLC, SR One Co-Invest IV-A, LLC and AMZL, LP, currently Ms. Carroll; (iii) one director designated by Dimension Capital II, L.P., currently Mr. Li; (iv) one director designated by Sanofi Ventures LLC, currently Dr. Hill; (v) one director designated by Lightspeed Venture Partners XV-B (Ignite), L.P., currently Dr. Chu; (vi) one director designated by Jeito II S.L.P., currently Ms. Pavletic; (vii) one director designated by TPG LSI Rise Orazio, L.P., currently Dr. Ng; (viii) our Chief Executive Officer, currently Dr. Glick; (ix) one director who is not otherwise affiliated with us or any stockholder, currently Dr. Odegard; and (x) one director who is not otherwise affiliated with us or any stockholder, and is mutually acceptable to the other members of our board of directors elected pursuant to a vote of the various classes of convertible preferred stock, subject to the approval of General Catalyst Group XI – Endurance, L.P., currently Dr. Leiden. The Third A&R Voting Agreement will terminate upon the closing of this offering, at which point no stockholder will have any special rights regarding the election or designation of the members of our board of directors, and the provisions of our current amended and restated certificate of incorporation, as amended, by which our directors were elected, will be amended and restated in connection with this offering. After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our Certificate of Incorporation and our Bylaws that will become effective immediately prior to the closing of this offering. Our current directors elected to our board of directors pursuant to the Third A&R Voting Agreement will continue to serve as directors until their successors are duly elected and qualified, or until their earlier resignation or removal.

In accordance with our Certificate of Incorporation, which will be effective immediately prior to the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , , , and , and their terms will expire at the annual meeting of stockholders to be held in 2027;

•	the Class II directors will be , , and , and their terms will expire at the annual meeting of stockholders to be held in 2028; and

•	the Class III directors will be , , , and , and their terms will expire at the annual meeting of stockholders to be held in 2029.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing a change of our management or a change in control of our company.

Director Independence

Under the rules and listing standards of The Nasdaq Stock Market LLC, or the Nasdaq Rules, a majority of the members of our board of directors must satisfy the criteria for “independence.” No director qualifies as independent under the Nasdaq Rules unless our board of directors affirmatively determines that the director does not have a relationship with us that would impair independence, directly or indirectly. Our board of directors has determined that all of our directors qualify as independent under the Nasdaq Rules, except for     . In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section of this prospectus titled “Certain Relationships and Related Person Transactions.”

Board Leadership Structure

Our board of directors recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide effective oversight of management. Our Bylaws provide our board of directors with flexibility to combine or separate the positions of Chair of our board of directors and Chief Executive Officer. Our board of directors believes that our existing leadership structure, under which Dr. Glick serves as our Chief Executive Officer and Dr. Leiden serves as Chair of our board of directors, is effective, provides the appropriate balance of authority between independent and non-independent directors, and achieves the optimal governance model for us and for our stockholders at this time. Moreover, we believe that separating these positions allows our Chief

Executive Officer to focus on our research and development programs and other day-to-day business, while allowing the Chair of our board of directors to lead our board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that our Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as the Chair of our board of directors, particularly as our board of directors’ oversight responsibilities continue to grow.

Board Oversight of Risk

Although management is responsible for the day-to-day management of the risks our company faces, our board of directors and its committees take an active role in overseeing management of our risks and have the ultimate responsibility for the oversight of risk management. Our board of directors regularly reviews information regarding our operational, financial, legal and strategic risks. Specifically, senior management attends quarterly meetings of our board of directors, periodically provides presentations on operations, including significant risks, and is available to address any questions or concerns raised by our board of directors.

In addition, we expect that our three standing committees will assist our board of directors in fulfilling its oversight responsibilities regarding risk. The audit committee of our board of directors, or the Audit Committee, will coordinate our board of directors’ oversight of our internal control over financial reporting, disclosure controls and procedures, related party transactions, cybersecurity and code of conduct and management will regularly report to the Audit Committee on these areas. The compensation committee of our board of directors, or the Compensation Committee, will assist our board of directors in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs as well as succession planning as it relates to our Chief Executive Officer. The nominating and governance committee of our board of directors, or the Nominating and Governance Committee, will assist our board of directors in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure, succession planning for our directors and our corporate governance generally. When any of the committees receives a report related to material risk oversight, the chair of the relevant committee will report on the discussion to our full board of directors.

Code of Conduct and Ethics

We anticipate adopting an amended code of conduct and ethics, to be effective upon the closing of this offering, which will apply to all of our employees, officers, including those officers responsible for financial reporting, directors and vendors or independent contractors providing us services. Following the closing of this offering, the amended code of conduct and ethics will be available on our website at https://odysseytx.com. We intend to disclose any amendments to the code of conduct and ethics, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements. The inclusion of our website address in this prospectus does not incorporate by reference the information on or accessible through our website into this prospectus.

Board Committees

Our board of directors has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members will serve on these committees until their resignation or removal or until otherwise determined by our board of directors.

Audit Committee

The Audit Committee is comprised of    , and    , with     serving as Chair of the Audit Committee. Each member of the Audit Committee must be independent as defined under the applicable Nasdaq Rules and rules of the SEC and financially literate under the Nasdaq Rules. Our board of directors has determined that each member of the Audit Committee is “independent” and “financially literate” under the Nasdaq Rules and the rules of the SEC and that     is an “audit committee financial expert” under the rules of the SEC. The responsibilities of the Audit Committee are included in a written charter. The Audit Committee acts on behalf of our board of directors in fulfilling our board of directors’ oversight responsibilities with respect to our corporate accounting and financial reporting processes, the systems of internal control over financial reporting and audits of financial statements, and also assists our board of directors in its oversight of the quality and integrity of our financial statements and reports and the qualifications, independence and performance of our independent registered public accounting firm. The functions of the Audit Committee include, among others:

•	appointing a firm to serve as the independent registered public accounting firm to audit our financial statements and overseeing the work of such firm;

•

ensuring the independence of the independent registered public accounting firm, determining whether to retain our existing independent registered public accounting firm and determining the compensation for such firm;

•

discussing the scope and results of the audit or review with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results and reports, including the disclosures contained under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•

overseeing the integrity of our accounting and financial reporting processes and our system of internal control over financial reporting, including any significant deficiencies and material weaknesses in the design or operation of such system, and our disclosure controls;

•

reviewing and discussing with our management and independent registered public accounting firm the scope, design, implementation, adequacy and effectiveness of our internal control over financial reporting and disclosure controls, including any reportable conditions, material weaknesses or significant deficiencies, significant changes in internal controls reported to the Audit Committee by our management or independent registered public accounting firm and our management’s reports and assessments thereon;

•	reviewing material related party transactions or those that require disclosure;

•	pre-approving audit and non-audit services to be performed by the independent registered public accounting firm;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	overseeing our compliance program;

•	overseeing our risk management process, including with respect to cybersecurity, and our process for preventing and detecting fraud; and

•	reviewing our investment policy and annual business plan.

Compensation Committee

The Compensation Committee is comprised of      ,       and      , with       serving as Chair of the Compensation Committee. Our board of directors has determined that each member of the Compensation Committee is “independent” under the Nasdaq Rules and all applicable laws. Each member of the Compensation Committee is also a “nonemployee director” as that term is defined under Rule 16b-3 under the Exchange Act. The Compensation Committee acts on behalf of our board of directors to fulfill our board of directors’ responsibilities in overseeing our compensation policies, plans and programs; and in reviewing and determining the compensation to be paid to our executive officers and non-employee directors. The responsibilities of the Compensation Committee are included in its written charter. The functions of the Compensation Committee include, among others:

•	reviewing and approving the compensation of executive officers, except for the Chief Executive Officer;

•	reviewing and recommending to our board of directors the compensation of our directors and Chief Executive Officer;

•	administering our equity incentive and other benefit plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans;

•	reviewing our overall compensation philosophy;

•	overseeing and reviewing management’s assessment of major risk exposures associated with our compensation policies and practice and the mitigation thereof;

•	reviewing and administering our “clawback policy,” subject to applicable rules and regulations of the SEC and Nasdaq;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act; and

•	periodically reviewing our strategies, initiatives and programs with respect to our culture, talent, recruitment, retention, employee engagement and diversity and inclusion.

In addition, once we cease to be an emerging growth company, as defined in the JOBS Act, the responsibilities of the Compensation Committee will also include:

•

reviewing and recommending to our board of directors for approval the frequency with which we conduct an advisory vote on executive compensation, taking into account the results of the most recent stockholder advisory vote on the frequency of the advisory vote on executive compensation, and reviewing and approving the proposals regarding the frequency of the advisory vote on executive compensation to be included in our annual meeting proxy statements; and

•

reviewing and discussing with management our Compensation Discussion and Analysis, and recommending to our board of directors that the Compensation Discussion and Analysis be approved for inclusion in our Annual Reports on Form 10-K, registration statements and our annual meeting proxy statements.

The Compensation Committee may delegate authority to our Chief Executive Officer or other executive officers to act under our equity incentive plans, subject to certain limitations.

Nominating and Governance Committee

The Nominating and Governance Committee is comprised of      ,      ,       and      , with       serving as Chair of the Nominating and Governance Committee. Our board of directors has determined that each member of the Nominating and Governance Committee is “independent” under the Nasdaq Rules and the rules of the SEC. The responsibilities of the Nominating and Governance Committee are included in its written charter. The Nominating and Governance Committee acts on behalf of our board of directors to fulfill our board of directors’ responsibilities in overseeing all aspects of our nominating and corporate governance functions. The functions of the Nominating and Governance Committee include, among others:

•	considering corporate governance matters and related legal requirements and periodically reviewing our corporate governance framework, including our Certificate of Incorporation,

Bylaws and other arrangements affecting corporate governance and submitting recommended changes to our board of directors for approval;

•	developing and recommending to our board of directors the selection criteria for candidates to join our board of directors;

•	identifying and recommending candidates for membership on our board of directors;

•

overseeing the process of evaluating the performance of our board of directors and its committees and making recommendations with respect to the composition of the committees of our board of directors;

•	evaluating and presenting to our board of directors the committee’s determination as to the independence of each director and director candidate;

•

considering any stockholder proposal submitted for inclusion in our proxy materials and make a recommendation to our board of directors regarding whether the proposal should be included or excluded from our proxy materials; and

•	reviewing proposed waivers of the code of conduct and ethics for directors and executive officers.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee has at any time been one of our officers or employees. None of our executive officers currently serve, or in the past fiscal year has served, as a member of the board of directors or the compensation committee of any entity that has one or more executive officers on our board of directors or the Compensation Committee.

Non-Employee Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of our board of directors during the year ended December 31, 2025. Other than as set forth in the table and described more fully below, in 2025 we did not pay any compensation, or grant any equity awards or non-equity awards, to any of the non-employee members of our board of directors. Dr. Glick, our President and Chief Executive Officer, also served on our board of directors during the year ended December 31, 2025, but did not receive any additional compensation for his service as a director. See the section of this prospectus titled “Executive Compensation” for more information regarding the compensation earned by Dr. Glick.

We have reimbursed and will continue to reimburse all of our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings. Prior to this offering certain of our directors were party to agreements governing the terms of their service as directors and their compensation. Each of these agreements have been terminated and all of our non-employee directors will be compensated according to our Non-Employee Director Compensation Framework described in greater detail below.

The following table sets forth information regarding the compensation awarded to our non-employee directors during the year ended December 31, 2025.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)

Jeffrey M. Leiden, M.D., Ph.D.(2)	201,307	1,335,049	1,536,356
Jill Carroll	—	—	—
Shelley Chu, M.D., Ph.D.	—	—	—
Carl L. Gordon, Ph.D., CFA	—	—	—
Paulina Hill, Ph.D.	—	—	—
Nan Li	—	—	—
Carolyn Ng, Ph.D.	—	—	—
Valerie Odegard, Ph.D.(3)	51,727	385,410	437,137
Ksenija Pavletic	—	—	—
Ian F. Smith	150,000	553,846	703,846
Nia Tatsis, Ph.D.(4)	37,500	648,757	686,257
Timothy P. Walbert(5)	150,000	443,164	593,164

(1)

The amounts reported in the “Option Awards” column represent the aggregate grant date fair value of the stock options awarded to our non-employee directors during fiscal year 2025, calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in Note 13 to our audited financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for the stock options and do not reflect the actual economic value that will be realized by the individual upon the vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such awards.

(2)	As of December 31, 2025, Dr. Leiden held options to purchase an aggregate of 3,144,831 shares of our common stock.
(3)	As of December 31, 2025, Dr. Odegard held options to purchase an aggregate of 1,285,828 shares of our common stock.
(4)	As of December 31, 2025, Dr. Tatsis held options to purchase an aggregate of 1,909,363 shares of our common stock.
(5)	As of December 31, 2025, Mr. Walbert held options to purchase an aggregate of 1,909,363 shares of our common stock.

Non-Employee Director Compensation Framework

Effective upon the closing of this offering, our non-employee directors will be compensated in accordance with our non-employee director compensation framework, or the Director Compensation Framework. Pursuant to the Director Compensation Framework, our non-employee directors will receive cash compensation, paid quarterly in arrears, as follows:

Annual Cash Retainer
Board of Directors
All Non-Employee Directors
Additional retainer for Independent Chair of the Board
Audit Committee
Chair
Non-Chair Member
Compensation Committee
Chair
Non-Chair Member
Nominating and Governance Committee
Chair
Non-Chair Member

In addition to the above, the Director Compensation Framework provides that each newly appointed director receive a stock option award to purchase $     of our common stock, subject to certain caps. The initial award will have a ten-year term and vest     .

The Director Compensation Framework further provides that each director who continues to serve immediately following each annual meeting of our stockholders receive a stock option award to purchase $     of our common stock, subject to certain caps. The annual award will have a ten-year term and vest upon     .

If a director’s service with us terminates, other than for cause (as defined in the 2026 Plan), the unvested portion of their outstanding stock option awards granted under the 2026 Plan will be forfeited and the vested portion will remain exercisable until the tenth anniversary of the grant date. In the event a corporate transaction (as defined in the section of this prospectus titled “Executive Compensation—Equity Benefit Plans”) occurs during a director’s service, the vesting of any unvested portion of their outstanding stock option awards granted under the 2026 Plan will accelerate.

EXECUTIVE COMPENSATION

Our named executive officers for the year ended December 31, 2025, are:

•	Gary D. Glick, Ph.D., our President and Chief Executive Officer;

•	Jason Haas, our Chief Financial Officer; and

•	Collin Todd, our Senior Vice President, Strategy and Business Development.

Summary Compensation Table

The following table sets forth certain information with respect to the compensation paid to our named executive officers for the fiscal year ended December 31, 2025:

Name and Principal Position	Year		Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)		All Other Compensation ($)	Total ($)
Gary D. Glick, Ph.D.	2025		558,900	—	4,692,082	—	(1)	—	5,250,982
President and Chief Executive Officer	2024		540,000	—	6,677,117	218,700		—	7,435,817
Jason Haas	2025		500,000	—	777,646	—	(1)	—	1,277,647
Chief Financial Officer	2024	(4)	13,889	—	4,306,322	—		—	4,320,211
Collin Todd	2025		400,000	—	467,541	—	(1)	—	867,541
Senior Vice President, Strategy and Business Development

(1)

Bonuses for the year ended December 31, 2025 are not calculable as of the latest practicable date prior to the filing of this prospectus. We expect that such amounts will be determined in the first quarter of the fiscal year ending December 31, 2026 and we will disclose the amount of such bonuses after they are determined.

(2)

The amounts reported in the “Option Awards” column represent the aggregate grant date fair value of the stock options awarded to our named executive officers during the fiscal year ended December 31, 2025 and the incremental fair value associated with our stock option repricing on June 18, 2025, in each case, calculated in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in Note 13 to our audited consolidated financial statements included elsewhere in this prospectus. The stock option repricing resulted in the exercise price of previously granted stock options held by our named executive officers being decreased to $0.41 per share, which represented the fair market value of our common stock on the repricing date as determined by our board of directors. The amounts reported in this column reflect the compensation expense recognized under FASB ASC Topic 718 for the stock options and do not reflect the actual economic value that will be realized by the individual upon the vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such awards. See the subsection “—Equity Benefit Plans” below.

(3)

The amounts reported represent the annual bonus earned based on certain criteria determined by our board of directors and previously communicated to the officers during the year ended December 31, 2025 and 2024, as applicable.

(4)	Mr. Haas was hired as our Chief Financial Officer in December 2024.

Employment Arrangements

Below are descriptions of employment agreements with our named executive officers. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control of the Company under the arrangements with our named executive officers, see the subsection titled “—Potential Payments upon Termination or Change in Control” below.

Gary D. Glick, Ph.D.

On December 28, 2024, we entered into an executive employment agreement with Dr. Glick, or the Glick Employment Agreement, that took effect as of January 1, 2025. The Glick Employment Agreement superseded a prior employment agreement that governed the terms of Dr. Glick’s employment by us, including his salary and bonus. The Glick Employment Agreement sets forth the terms of Dr. Glick’s employment as our President and Chief Executive Officer and provides for Dr. Glick’s service to us on an at-will basis. The Glick Employment Agreement includes an initial base salary of $540,000, as may be adjusted from time to time. Dr. Glick is also eligible to earn an annual bonus, with a target of 45% of his annual salary, as determined by the board of directors (or the compensation committee of the board of directors), in its sole discretion, and subject to Dr. Glick’s continued service through the date of payment (except as described under the subsection titled “—Potential Payments upon Termination or Change in Control” below).

Dr. Glick is eligible to participate in the employee benefit plans and programs available to our employees, including our equity incentive plan, subject to the terms of such plans. We also agreed to reimburse Dr. Glick for travel and other business expenses reasonably incurred in connection with the performance of Dr. Glick’s duties under the Glick Employment Agreement. Dr. Glick is entitled to certain termination benefits pursuant to the Glick Employment Agreement, as described in greater detail in the subsection titled “—Potential Payments upon Termination or Change in Control” below. We also entered into a stock restriction agreement with Dr. Glick as described in more detail in the section of this prospectus titled “Certain Relationships and Related Person Transactions—Founder Stock Purchase Agreement and Stock Restriction Agreement.”

Dr. Glick has entered into a Confidentiality and Assignment of Inventions Agreement that contains various restrictive covenants, including confidentiality, non-competition and non-solicitation, and which also provides for the assignment of certain intellectual property rights from Dr. Glick to us, among other things.

Jason Haas

On December 18, 2024, we entered into an executive employment agreement with Mr. Haas, or the Haas Employment Agreement, that will take effect as of the day prior to, and is conditional upon, the closing of this offering. Prior to the effectiveness of the Haas Employment Agreement, the terms of Mr. Haas’ employment by us, including his salary and bonus, were governed by an offer letter. The Haas Employment Agreement sets forth the terms of Mr. Haas’ employment as our Chief Financial Officer. The Haas Employment Agreement provides for Mr. Haas’ service to us on an at-will basis. The Haas Employment Agreement provides for an initial base salary of $500,000, as may be adjusted from time to time. Mr. Haas is also eligible to earn an annual bonus, with a target of 45% of his annual salary, as determined by our board of directors (or the Compensation Committee), in its sole discretion, and subject to Mr. Haas’ continued service through the date of payment (except as described under the subsection titled “—Potential Payments upon Termination or Change in Control” below, or as otherwise provided for in any applicable annual bonus plan or policy or otherwise determined by the Company). Mr. Haas is eligible to participate in the employee benefit plans and programs available to our employees, including our equity incentive plan, subject to the terms of such plans. We also agreed to reimburse Mr. Haas for travel and other business expenses reasonably incurred in connection with the performance of Mr. Haas’ duties under the Haas Employment Agreement. Mr. Haas is entitled to certain termination benefits pursuant to the Haas Employment Agreement, as described in greater detail in the subsection titled “—Potential Payments upon Termination or Change in Control” below.

Mr. Haas has entered into a Confidentiality and Assignment of Inventions Agreement that contains various restrictive covenants, including confidentiality, non-competition and non-solicitation, and which also provides for the assignment of certain intellectual property rights from Mr. Haas to us, among other things.

Collin Todd

On December 21, 2024, we entered into an executive employment agreement with Mr. Todd, or the Todd Employment Agreement, that will take effect as of the day prior to, and is conditional upon, the closing of this offering. Prior to the effectiveness of the Todd Employment Agreement, the terms of Mr. Todd’s employment by us, including his salary and bonus, were governed by an offer letter. The Todd Employment Agreement sets forth the terms of Mr. Todd’s employment as our Senior Vice President, Strategy and Business Development. The Todd Employment Agreement provides for Mr. Todd’s service to us on an at-will basis. The Todd Employment Agreement provides for an initial base salary of $400,000, as may be adjusted from time to time. Mr. Todd is also eligible to earn an annual bonus, with a target of 35% of his annual salary, as determined by our board of directors (or the Compensation Committee), in its sole discretion, and subject to Mr. Todd’s continued service through the date of payment (except as described under the subsection titled “—Potential Payments upon Termination or Change in Control” below, or as otherwise provided for in any applicable annual bonus plan or policy or otherwise determined by the Company). Mr. Todd is eligible to participate in the employee benefit plans and programs available to our employees, including our equity incentive plan, subject to the terms of such plans. We also agreed to reimburse Mr. Todd for travel and other business expenses reasonably incurred in connection with the performance of Mr. Todd’s duties under the Todd Employment Agreement. Mr. Todd is entitled to certain termination benefits pursuant to the Todd Employment Agreement, as described in greater detail in the subsection titled “—Potential Payments upon Termination or Change in Control” below.

Mr. Todd has entered into a Confidentiality and Assignment of Inventions Agreement that contains various restrictive covenants, including confidentiality, non-competition and non-solicitation, and which also provides for the assignment of certain intellectual property rights from Mr. Todd to us, among other things.

Potential Payments Upon Termination or Change in Control

If the employment of any of our named executive officers terminates for any reason, we will pay such named executive officer (or his or her estate or legal representative, if applicable), any base salary earned through the termination date, any unpaid expense reimbursements, any accrued and used vacation, and any vested benefits he or she may have under any of our employee benefit plans.

Gary D. Glick, Ph.D.

Under the Glick Employment Agreement, if Dr. Glick resigns for good reason (as defined in the Glick Employment Agreement), Dr. Glick will be entitled to receive, subject to his execution and non-revocation of a separation and release agreement with us, (i) 12 months of base salary continuation, payable in accordance with our normal payroll practices, (ii) any unpaid annual bonus in respect of the year prior to the year of termination, paid in a lump sum, (iii) a pro-rated target annual bonus in respect of the year of termination, paid in a lump sum, (iv) payment of the full amount of premiums for COBRA continuation coverage for up to 12 months, and (v) accelerated vesting of his unvested shares of our capital stock and unvested equity awards (with any performance-based vesting conditions deemed to be satisfied at their target achievement levels).

In the event that Dr. Glick’s employment is terminated without cause (as defined in the Glick Employment Agreement), subject to his execution and non-revocation of a separation and release agreement with us and his agreement to extend his non-competition period until the 12-month anniversary of the termination, Dr. Glick will also be entitled to the benefits described above.

If Dr. Glick (i) is subject to the non-competition provision of his Confidentiality and Assignment of Inventions Agreement following termination of his employment, and (ii) is not receiving the severance benefits described above, we would be required to pay him an amount equal to 12 months of his base salary in four equal installments during the 12-month non-competition period.

In the event that Dr. Glick’s employment is terminated due to death or disability, (i) we will pay Dr. Glick (or his estate or legal representative) any unpaid annual bonus in respect of the year prior to the year of termination, and (ii) 50% of any shares of our capital stock and any equity incentive awards held by Dr. Glick, in each case which have not vested, shall vest.

Payments and benefits provided to Dr. Glick in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may also subject Dr. Glick to an excise tax under Section 4999 of the Code. If these payments and benefits would be subject to the excise tax imposed under Section 4999 of the Code, then such payments and benefits will be reduced if such reduction would result in a higher net after-tax benefit to Dr. Glick.

Jason Haas

Under the Haas Employment Agreement, if Mr. Haas resigns for good reason (as defined in the Haas Employment Agreement), Mr. Haas will be entitled to receive, subject to his execution and non-revocation of a separation and release agreement with us, (i) twelve months of base salary continuation, payable in accordance with our normal payroll practices, and (ii) payment of the full amount of premiums for COBRA continuation coverage for up to twelve months. If such resignation occurs within three months prior to or within twelve months following a change in control (as defined in the Haas Employment Agreement), Mr. Haas will additionally be entitled to receive accelerated vesting of his unvested equity awards (with any performance-based vesting conditions deemed to be satisfied at their target achievement levels).

In the event that Mr. Haas’ employment is terminated without cause (as defined in the Haas Employment Agreement), subject to his execution and non-revocation of a separation and release agreement with us and his agreement to extend his non-compete period until the 12-month anniversary of the termination, Mr. Haas will also be entitled to the benefits described above.

In the event that Mr. Haas’ employment is terminated due to death or disability, we will pay Mr. Haas (or his estate or legal representative) any unpaid annual bonus in respect of the year prior to the year of termination.

Payments and benefits provided to Mr. Haas in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may also subject Mr. Haas to an excise tax under Section 4999 of the Code. If these payments and benefits would be subject to the excise tax imposed under Section 4999 of the Code, then such payments and benefits will be reduced if such reduction would result in a higher net after-tax benefit to Mr. Haas.

Collin Todd

Under the Todd Employment Agreement, if Mr. Todd resigns for good reason (as defined in the Todd Employment Agreement), Mr. Todd will be entitled to receive, subject to his execution and non-revocation of a separation and release agreement with us, (i) six months of base salary continuation, payable in accordance with our normal payroll practices, and (ii) payment of the full amount of premiums for COBRA continuation coverage for up to six months. If such resignation occurs within three months prior to or within twelve months following a change in control (as defined in the Todd Employment Agreement), Mr. Todd will additionally be entitled to receive accelerated vesting of his unvested equity awards (with any performance-based vesting conditions deemed to be satisfied at their target achievement levels).

In the event that Mr. Todd’s employment is terminated without cause (as defined in the Todd Employment Agreement), subject to his execution and non-revocation of a separation and release agreement with us, Mr. Todd will also be entitled to the benefits described above.

In the event that Mr. Todd’s employment is terminated due to death or disability, we will pay Mr. Todd (or his estate or legal representative) any unpaid annual bonus in respect of the year prior to the year of termination.

Payments and benefits provided to Mr. Todd in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may also subject Mr. Todd to an excise tax under Section 4999 of the Code. If these payments and benefits would be subject to the excise tax imposed under Section 4999 of the Code, then such payments and benefits will be reduced if such reduction would result in a higher net after-tax benefit to Mr. Todd.

Perquisites, Health, Welfare and Retirement Plans and Benefits

All of our named executive officers are eligible to participate in our employee benefit plans, including medical, dental, vision, disability, life insurance and 401(k) plans, offered to other employees of the Company. We generally do not provide perquisites or personal benefits to our named executive officers, except in limited circumstances. Our board of directors may elect to adopt qualified or non-qualified benefit plans in the future if it determines that doing so is in our best interests.

Option Repricing

On June 18, 2025, our board of directors approved the repricing of certain outstanding stock options held by executive officers, employees and directors with per-share exercise prices above the then-current fair market value, as determined by a third-party valuation performed on June 8, 2025. The repricing reduced the exercise prices of such options, which had ranged from $2.37 to $3.30, to $0.41, the fair market value of our common stock as determined by our board of directors on the date of the repricing. The repricing was intended to motivate holders of options to continue to provide services to our company and to work towards our success.

Outstanding Equity Awards at Fiscal Year-End 2025

The following table presents certain information concerning outstanding equity awards held by each of our named executive officers at December 31, 2025:

	Option Awards(1)
Name	Grant Date	Vesting Commencement Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)		Option Expiration Date

Gary D. Glick, Ph.D.	9/22/2025	9/10/2025		571,742	8,576,132	$0.43		9/9/2035
President and Chief Executive Officer	9/22/2025	9/30/2025	(2)	3,049,291	—	$0.43		9/9/2035
	6/18/2025	3/7/2024		1,582,943	2,035,214	$0.41	(4)	3/6/2034
	6/18/2025	8/30/2021	(3)	129,984	—	$0.41	(4)	6/29/2032
	6/18/2025	4/23/2022	(3)	1,251,277	—	$0.41	(4)	12/9/2031
Jason Haas	9/22/2025	9/10/2025		79,832	1,197,480	$0.43		9/9/2035
Chief Financial Officer	9/22/2025	9/30/2025	(2)	425,771	—	$0.43		9/9/2035
	6/18/2025	12/20/2024	(3)	415,289	1,245,868	$0.41	(4)	12/17/2034
Collin Todd	12/30/2025	12/22/2025		—	563,000	$0.43		12/29/2035
Senior Vice President, Strategy and Business Development	9/22/2025	9/10/2025		28,025	420,387	$0.43		9/9/2035
	9/22/2025	9/30/2025	(2)	149,470	—	$0.43		9/9/2035
	6/18/2025	1/1/2025		45,833	154,167	$0.41	(4)	12/12/2034
	6/18/2025	6/4/2024		18,750	31,250	$0.41	(4)	6/3/2034
	6/18/2025	3/7/2024		48,467	62,315	$0.41	(4)	3/6/2034
	6/18/2025	12/16/2022		55,595	18,532	$0.41	(4)	12/15/2032
	6/18/2025	12/24/2021	(3)	148,254	—	$0.41	(4)	6/29/2032

(1)

Each stock option award is subject to the terms of the 2021 Plan. Except where otherwise noted, each stock option vests on a monthly basis thereafter, in each case, subject to the executive’s continuous service relationship with us through each applicable vesting date.

(2)	Stock option award fully vested on September 30, 2025 following satisfaction of performance-based conditions.
(3)

Stock option vests as follows: 25% of the shares subject to the stock option vested or will vest on the one-year anniversary of the vesting commencement date, and the remaining 75% of the shares subject to the stock option vested or will vest on a monthly basis thereafter, in each case, subject to the executive’s continuous service relationship with us through each applicable vesting date.

(4)

Represents options that were initially granted on various dates and at various exercise prices between December 10, 2021 and December 18, 2024. Pursuant to our stock option repricing on June 18, 2025, the exercise prices of such options and other outstanding stock options were modified to be $0.41 per share, which represented the fair market value of our common stock on the repricing date, as determined by our board of directors. The stock option repricing did not change the number of shares underlying the options or their respective expiration dates. See the section titled “—Option Repricing” above for more information.

Equity Benefit Plans

2026 Long-Term Incentive Plan

In order to incentivize our employees and other service providers following the closing of this offering, our board of directors and stockholders anticipates adopting the 2026 Plan, which will become effective on the date immediately preceding the date on which our common stock is listed (or approved for listing) on Nasdaq. The material terms of the 2026 Plan are summarized below. The purpose of the 2026 Plan is to attract and retain the best available personnel, incentivize service providers, promote the success of our business and strengthen the mutuality of interest between eligible service providers and our stockholders. At the time the 2026 Plan becomes effective, no further grants may be made under the 2021 Plan.

The 2026 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our and our subsidiaries’ employees, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, performance-based awards and other stock-based awards or cash incentives, to our and our subsidiaries’ employees, directors and consultants.

Authorized Shares. Initially,      shares of our common stock are reserved for issuance under the 2026 Plan, subject to increase by a number of shares of our common stock equal to the number of shares subject to outstanding stock options or other stock awards granted under the 2021 Plan that, following the effective date of the 2026 Plan, are forfeited, canceled, reacquired by the Company prior to vesting, expired (whether voluntarily or involuntarily), settled in cash or otherwise satisfied without the issuance of shares, withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, surrendered pursuant to an exchange or otherwise terminated (other than by exercise). The number of shares of our common stock that will be reserved for issuance under the 2026 Plan will automatically increase on January 1 of each year, beginning on       and continuing through      , in an amount equal to  % of the total number of shares of our capital stock (including shares underlying unexercised pre-funded warrants with an exercise price per share of $0.01 or less) outstanding on December 31 of the preceding year; provided, however, that our board of directors may act prior to January 1 of a given year to provide that the increase for such year will be a lesser number of shares of our common stock. The maximum number of shares of our common stock that may be issued upon the exercise of ISOs under the 2026 Plan is      .

Shares subject to awards that will be granted under the 2026 Plan that are forfeited, canceled or reacquired by us, or which expire or otherwise terminate without being exercised in full, will become or again be available under the 2026 Plan. The settlement of any portion of an award in cash will not reduce the number of shares available for issuance under the 2026 Plan. Shares withheld under an award to satisfy the exercise, strike or purchase price of an award or to satisfy a tax withholding obligation will become or again be available under the 2026 Plan. With respect to a stock appreciation right, only shares of our common stock that are issued upon settlement of the stock appreciation right will count towards reducing the number of shares available for issuance under the 2026 Plan. If any shares of our common stock issued pursuant to an award are forfeited back to or repurchased or reacquired by us because of a failure to meet a contingency or condition required to vest such shares in the participant, a right of first refusal, a forfeiture provision or repurchase by us, then the shares that are forfeited or reacquired will, as applicable, become or again be available for future grant and issuance under the 2026 Plan.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer the 2026 Plan. Our board of directors, or a duly authorized committee of our board of directors, may, in accordance with the terms of the 2026 Plan, delegate to one or more of our officers the power to grant awards under the 2026 Plan to employees or officers (other than to themselves or members of their immediate family), provided, that our board of directors, or a duly authorized committee of our board of directors, shall fix certain material terms of the awards to be granted by any such officer and shall fix a maximum number of shares subject to awards that the officers may grant. Under the 2026 Plan, our board of directors, or a duly authorized committee of our board of directors, will have the authority to, among other things, grant awards and determine recipients and terms thereof, including the type and number of awards to be granted; the number of shares or dollar amount to which an award will relate; the purchase, exercise or base price; the time or times when awards may be exercised; vesting criteria and/or performance goals; any forfeiture, cancelation or surrender events; any vesting, acceleration or waiver of forfeiture restrictions; and any restriction or limitation regarding any award or the shares or other consideration relating thereto. The plan administrator also has the authority to determine the fair market value of the awards; prescribe and amend the terms of or form of any award agreement; amend, modify or terminate any outstanding award subject to the terms of the 2026 Plan; and construe and interpret the provisions of the 2026 Plan and any award agreement granted thereunder. Our board of directors may accelerate the time at which an award granted under the 2026 Plan may first be exercised or the time during which an award grant under the 2026 Plan or any part thereof will vest, notwithstanding the provisions in the award agreement stating the time at which it may first be exercised or the time during which it will vest.

Under the 2026 Plan, the plan administrator will not, without a participant’s consent, amend, modify or terminate any outstanding award and award agreement, unless the plan administrator determines that (i) that the action, taking into account any related action, would not materially and adversely affect the participant’s rights under the 2026 Plan, (ii) the change is permitted under another section of the 2026 Plan, including with respect to changes for awards to foreign participants, in the event of certain corporate adjustments and upon certain corporate transactions and (iii) the plan administrator determines that the action is required or advisable in order for us, the 2026 Plan, or the award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard. We may not, at any time when the exercise price of an option or stock appreciation right is above the fair market value of a share of our common stock, reduce the exercise price of such option or stock appreciation right or exchange such option or stock appreciation right for a new award with a lower (or no) exercise price or for cash without obtaining stockholder approval.

Stock Options. ISOs and NSOs will be granted under stock option agreements adopted by the plan administrator. The plan administrator will determine the exercise price for stock options, within the terms and conditions of the 2026 Plan, except the exercise price of a stock option generally will not be less than 100% (or 110% in the case of ISOs granted to a person who owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations, or a ten percent stockholder) of the fair market value of our common stock on the date of grant. Options granted under the 2026 Plan will vest at the rate specified in the stock option agreement as will be determined by the plan administrator. The terms and conditions of separate options need not be identical.

No option will be exercisable after the expiration of ten years (or five years in the case of ISOs granted to a ten percent stockholder) or a shorter period specified in the applicable award agreement.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (i) cash; (ii) check; (iii) to the extent permitted under applicable law, delivery of a promissory note with such recourse, interest, security, redemption and other provisions as the plan administrator determines to be appropriate; (iv) cancellation of indebtedness; (v) subject to certain conditions, the tender of shares of our common stock previously owned by the optionholder; (vi) a broker-assisted cashless exercise; (vii) other legal consideration approved by the plan administrator; or (viii) any combination of the foregoing methods of payment.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by any participant during any calendar year under all of our stock plans or plans of our affiliates may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, is a ten percent stockholder unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Subject to the terms of the 2026 Plan, each restricted stock unit award will have such terms and conditions as determined by the plan administrator. A restricted stock unit is an award based on the value of our common stock that is an unfunded and unsecured promise to deliver shares, cash or other property upon the attainment of specified vesting or performance conditions as determined by the plan administrator and set forth in the applicable award agreement. A participant will not have voting or any other rights as a stockholder of ours with respect to any restricted stock unit award (unless and until shares are actually issued in settlement of a vested restricted stock unit award). A restricted stock unit award will generally be granted in consideration for a participant’s services to us or an affiliate, such that the participant will not be required to make any payment to us (other than such services) with respect to the grant or vesting of the restricted stock unit award, or the issuance of any shares pursuant to the restricted stock unit award. If, at the time of grant, our board of directors determines that a participant must pay consideration upon the issuance of shares pursuant to a restricted stock unit award, such consideration may be paid in any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled in any form specified by the plan administrator in the award agreement, including, but not limited to, the delivery of shares, cash or a combination of cash and shares as deemed appropriate by the plan administrator. At the time of grant, the plan administrator may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the restricted stock unit award. Additionally, dividends or dividend equivalents may be paid or credited in respect of shares covered by a restricted stock unit award, subject to the same restrictions on transferability and forfeitability as the underlying award with respect to which such dividends or dividend equivalents are granted and subject to such other terms and conditions as determined by the plan administrator and specified in the applicable restricted stock unit award agreement. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards will be granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us or any of our affiliates or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator will determine the terms and conditions of restricted stock awards, including vesting and forfeiture terms. Dividends or dividend equivalents shall be paid or credited with respect to shares subject to a restricted stock award, subject to the same restrictions on transferability and forfeitability as the underlying award with respect to which such dividends or dividend equivalents are granted and subject to such other terms and conditions, unless determined otherwise by the plan administrator and specified in the applicable restricted stock award agreement. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of our common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights will be granted under stock appreciation right agreements adopted by the plan administrator and will be a right entitling the participant to shares, other property or cash compensation, as determined by the plan administrator and set forth in the applicable award agreement, measured by appreciation in the value of common stock. The terms of separation stock appreciation rights need not be identical. The plan administrator will determine the purchase price or strike price for a stock appreciation right, which generally will not be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2026 Plan will vest at the rate specified in the stock appreciation right agreement as will be determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of our common stock (or any combination of our common stock and cash) or in any other form of payment, as determined by our board of directors and specified in the stock appreciation right agreement.

The plan administrator will determine the term of stock appreciation rights granted under the 2026 Plan, up to a maximum of 10 years.

Other Stock and Cash Awards. The plan administrator will be permitted to grant other awards, based in whole or in part by reference to, or otherwise based on, our common stock, either alone or in addition to other awards. The plan administrator will have the sole and complete discretion to determine the persons to whom and the time or times at which other stock awards will be granted, the number of shares under the other stock award (or cash equivalent) and all other terms and conditions of such awards. In addition, the plan administrator will be permitted to grant cash incentive awards.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, stock dividend, reorganization, recapitalization,

combination or exchange of shares, reclassification of shares, spin-off, or other similar change in capitalization or event, or any dividend or distribution to holders of shares other than an ordinary cash dividend, the plan administrator may equitably adjust (i) the number and class of securities available under the 2026 Plan, including the number of ISOs authorized under the 2026 Plan, (ii) the number and class of securities and exercise price per share of each outstanding option and stock appreciation right, (iii) the number of shares subject to and the repurchase price per share subject to each outstanding restricted stock award (or restricted share arrangement pursuant to each “early exercised” option) and restricted stock unit award, and (iv) the terms of each other outstanding award, in each case granted under the 2026 Plan.

Corporate Transactions. In the event of a corporate transaction (as defined below), unless otherwise provided in a participant’s award agreement or other written agreement with us, the plan administrator, in its sole discretion, may provide, with respect to all outstanding awards or on an award-by-award basis, for the awards to become immediately vested and exercisable or non-forfeitable, cause any award to be assumed by the surviving or successor company or canceled in exchange for substitute stock options or stock appreciation rights in a manner consistent with the U.S. treasury regulations, cause any award to be canceled in exchange for consideration equivalent to that paid to our stockholders. If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such awards, then with respect to any such outstanding awards, the vesting (and exercisability, if applicable) of such awards will be accelerated in full to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such awards will lapse (contingent upon the effectiveness of the corporate transaction).

In the event an award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such award may not exercise such award but instead will receive a payment, in such form as may be determined by our board of directors, equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the award, over (ii) any per share exercise price payable by such holder, if applicable. As a condition to the receipt of an award, a participant will be deemed to have agreed that the award will be subject to the terms of any agreement under the 2026 Plan governing a corporate transaction involving us.

Under the 2026 Plan, a “corporate transaction” generally will be the consummation, in a single transaction or in a series of related transactions, of (i) a sale, lease, exclusive license or other disposition of all or substantially all, as determined by our board of directors, of our consolidated assets unless our stockholders immediately before such consolidation, merger or other transaction own, directly or indirectly, a majority of the combined voting power of the outstanding voting securities of the purchaser of the assets; (ii) a sale or other disposition in which any person, other than any person who prior to such transaction or series of related transactions owns more than a majority of our common stock, becomes the beneficial owner of at least 50% of our outstanding securities; (iii) a merger, consolidation or similar transaction unless our stockholders immediately before such merger, consolidation or similar transaction own, directly or indirectly, a majority of the combined voting power of the outstanding voting securities of the corporation or other entity resulting from such merger, consolidation or similar transaction; (iv) individuals who constitute our board of directors on the date the 2026 Plan is approved by our board of directors (referred to as the incumbent board) cease for any reason to constitute at least a majority of our board of directors (for this purpose, any board member whose appointment or election is approved or recommended by a majority of the incumbent board will be considered a member of the incumbent board); or (v) the liquidation, dissolution, or winding up of the Company.

Transferability. Except as expressly provided in the 2026 Plan or the form of award agreement, unless the plan administrator provides otherwise, awards generally will not be transferable. The plan administrator may provide that an award be transferable by will or the laws of descent and distribution or as permitted by applicable law. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order.

Clawback. All awards granted under the 2026 Plan will be subject to recoupment in accordance with any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law and any clawback policy that we otherwise adopt, to the extent applicable and permissible under applicable law. In addition, our board of directors may impose such other clawback, recovery or recoupment provisions in an award agreement as our board of directors determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of our common stock or other cash or property upon the occurrence of cause.

Amendment or Termination. Our board of directors will have the authority to amend, suspend or terminate the 2026 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments will also require the approval of our stockholders. The 2026 Plan will continue until the date immediately prior to the ten-year anniversary of its effective date, unless terminated sooner. However, no ISOs may be granted after the ten-year anniversary of the earlier of (i) the effective date of the Board’s adoption of the 2026 Plan or (ii) the date the Company’s stockholders approve the 2026 Plan.

We intend to file a registration statement on Form S-8 to register all of the shares of our common stock reserved for issuance under the 2026 Plan.

2021 Equity Incentive Plan

Our board of directors adopted and our stockholders initially approved the 2021 Plan, in August 2021, and it was most recently amended in September 2025. No further awards will be made under the 2021 Plan after this offering; however, awards outstanding under the 2021 Plan will continue to be governed by their existing terms.

Share Reserve. As of December 31, 2025, we had reserved      shares of our common stock for issuance under the 2021 Plan. As of December 31, 2025, options to purchase      shares of our common stock, at exercise prices ranging from $   to $   per share, or a weighted-average exercise price of $   per share, were outstanding under the 2021 Plan. Unissued shares subject to awards that expire, are forfeited, or are cancelled, shares reacquired by us and shares withheld in payment of the purchase price or exercise price of an award or in satisfaction of withholding taxes will again become available for issuance under the 2021 Plan or, following consummation of this offering, under the 2026 Plan.

Administration. Our board of directors, or a committee thereof, has administered the 2021 Plan since its adoption; however, following this offering, the Compensation Committee of our board of directors will generally administer the 2021 Plan. The administrator has complete discretion to make all decisions relating to the 2021 Plan and outstanding awards.

Eligibility. Employees, members of our board of directors and consultants are eligible to participate in the 2021 Plan. However, only employees are eligible to receive ISOs.

Types of Awards. The 2021 Plan provides for the following types of awards granted with respect to shares of our common stock:

•	ISOs and NSOs to purchase shares of our common stock;

•	stock appreciation rights;

•	shares of restricted and/or unrestricted common stock;

•	restricted stock units; and

•	other stock-based awards or cash incentives consistent with the purpose of the 2021 Plan and our interests.

Options. The exercise price for options granted under the 2021 Plan is determined by our board of directors at the time of grant but may not be less than 100% of the fair market value of our common stock on the grant date. If the optionholder owns more than 10% of the combined voting power of all classes of our capital stock, the exercise price of any ISO granted to such person must be at least 110% of the fair market value of our common stock on the grant date. Optionholders may pay the exercise price in cash or cash equivalents or by one, or any combination of, the following forms of payment, as permitted by the administrator in its sole discretion:

•	in cash, by either certified or bank check, by wire transfer of immediately available funds or by other instrument acceptable to our board of directors or applicable committee;

•	in the form of previously acquired shares of our common stock based on the fair market value on the date of exercise;

•

if permitted by our board of directors or applicable committee, by the optionee’s delivery of a promissory note, if our board of directors has expressly authorized the loan of funds to the optionee for the purpose of enabling or assisting the optionholder to effect such exercise; provided, that at least so much of the exercise price as represents the par value of the shares of our commons stock exercised shall be paid in cash if required by state law;

•

if permitted by our board of directors or applicable committee and this offering has closed, through the delivery (or attestation to the ownership) of shares of our common stock that have been purchased by the optionholder on the open market or that are beneficially owned by the optionholder and are not then subject to restrictions under any agreement; and/or

•	by such other means as the administrator may accept.

Options vest as determined by the administrator. In general, we have granted options that vest over a four-year period. Options expire at the time determined by the administrator, but in no event more than ten years after they are granted, and generally expire earlier if the optionholder’s service relationship with us terminates. If the optionholder owns more than 10% of the combined voting power of all classes of our capital stock, the expiration date of any ISO granted to such person will be no more than five years from the grant date.

Restricted Shares. Restricted shares may be awarded under the 2021 Plan subject to the terms and conditions as determined by the administrator in its sole discretion. Restricted shares vest as determined by the administrator. If the recipient’s service terminates, the Company may require the recipient forfeit the shares still subject to restrictions or determine to repurchase those shares. Upon a grant of restricted shares, the recipient will have the same rights as a stockholder with respect to those shares, until all or a portion are forfeited.

Restricted Stock Units. Restricted stock units may be awarded under the 2021 Plan. No cash consideration shall be required of the recipient in connection with the grant of restricted stock units. Settlement of vested restricted stock units may be made in the form of cash, shares of our common stock or any combination of both, as determined by the administrator. Restricted stock units vest as determined by the administrator. Upon the settlement of restricted stock units in shares, the recipient will have the same rights as a stockholder with respect to those shares.

Corporate Transactions. In the event that we are a party to a merger or consolidation or in the event of a sale of all or substantially all of our stock or assets, or similar corporate transactions, awards granted under the 2021 Plan will be subject to the agreement governing such transaction or, in the absence of such agreement, in the manner determined by the administrator. Such treatment may include, without limitation, one or more of the following with respect to outstanding awards:

•	any option or stock appreciation right will become vested and immediately exercisable, in whole or in part;

•	any restricted shares or restricted stock units will become non-forfeitable, in whole or in part;

•	any option or stock appreciation right will be assumed by the successor corporation or cancelled in exchange for substitute stock options;

•

any option will be cancelled in exchange for cash and/or other substitute consideration with a value equal to the excess, if any, of the value of the shares subject to the option over any exercise price applicable to the options;

•

any restricted shares or restricted stock units will be cancelled in exchange for restricted stock of or restricted stock units in respect of the capital stock of any successor corporation (or the equivalent in a successor entity that is not a corporation);

•

any restricted shares will be redeemed for cash and/or other substitute consideration with a value equal to the fair market value of an unrestricted share on the date of the corporate transaction or the per share consideration payable to the holders of shares in corporate transaction;

•

any restricted stock unit will be cancelled in exchange for cash and/or other substitute consideration with a value equal to the fair market value of an unrestricted share on the date of the corporate transaction or the per share consideration payable to the holders of shares in corporate transaction; or

•	such other treatment as is described in an award agreement.

The administrator is not obligated to treat all awards in the same manner. The administrator has the discretion, at any time, to provide that an award under the 2021 Plan will vest on an accelerated basis in connection with a corporate transaction or to amend or modify an award so long as such amendment or modification is not inconsistent with the terms of the 2021 Plan or would not result in the impairment of a participant’s rights without the participant’s consent.

Changes in Capitalization. In the event of certain specified changes in the capital structure of our common stock, such as a stock split, reverse stock split, stock dividend, reorganization, recapitalization, combination or exchange of shares, reclassification of shares, spinoff or other similar change in capitalization or event, or any dividend or distribution to holders of shares other than an ordinary cash dividend, equitable adjustments to the terms of outstanding awards will be made by the administrator.

Amendments or Termination. Our board of directors may at any time alter, amend, suspend or terminate the 2021 Plan, subject to stockholder approval in the case of an amendment if the amendment increases the number of shares available for issuance or otherwise to the extent necessary to comply with applicable law, rule or regulation. The 2021 Plan will terminate automatically ten years after the later of the date when our board of directors adopted the plan.

We intend to file a registration statement on Form S-8 to register all of the shares of our common stock reserved for issuance pursuant to outstanding awards granted under the 2021 Plan.

2026 Employee Stock Purchase Plan

Our board of directors and stockholders anticipates adopting the ESPP, which will become effective on the date immediately preceding the date on which our common stock is listed (or approved for listing) on Nasdaq. The material terms of the ESPP are summarized below. Under the ESPP, we are authorized to offer eligible employees the ability to purchase shares of our common stock at a discount, subject to various limitations.

The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. However, with regard to offers of options for purchase of shares of our common stock under the ESPP to employees outside the United States working for one of our subsidiaries or an affiliates, our board of directors may offer a sub-plan or an option that is not intended to meet the requirements of Section 423 of the Code and that varies from the terms and conditions of the ESPP.

Authorized Shares. Initially,      shares of our common stock are reserved for issuance under the ESPP. The number of shares of our common stock that will be reserved for issuance under the ESPP will automatically increase on January 1 of each year, beginning on      and continuing through     , in an amount equal to the lesser of (i)  % of the total number of shares of our capital stock outstanding on December 31 of the immediately preceding year and (ii)      shares of our common stock, unless our board of directors acts prior to the first day of any calendar year to provide that there will be no January 1 increase in the share reserve for such calendar year or that the increase for such calendar year will be a lesser number of shares of our common stock.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer the ESPP. Our board of directors, or a duly authorized committee of our board of directors, may, in accordance with the terms of the ESPP, delegate administrative authority to our officers or other individuals or groups. Under the ESPP, the ESPP administrator will have discretionary authority to administer and interpret the ESPP and determine the terms and conditions of the offerings of common stock to be made under the ESPP. Interpretations and constructions of the ESPP administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons.

Eligibility. Employees eligible to participate in the ESPP for a given offering generally include employees who are employed by us or one of our designated subsidiaries, other than (i) any employees who have been employed less than 1 year, unless otherwise determined by the ESPP administrator, and (ii) any employees who do not meet any other eligibility requirements that the ESPP administrator may impose (within the limits permitted by the Code).

Participation. Employees will enroll under the ESPP by completing an enrollment form permitting the deduction from their compensation of a whole percentage of their compensation during an offering, subject to a minimum of   % and a maximum of   %, or, to the extent permitted by the ESPP administrator for an offering, an employee may authorize a payroll deduction expressed as a flat dollar amount, subject to such terms, conditions and limits as may be established by the ESPP administrator for such offering. Accumulated deductions will be credited to a notional account and applied to the purchase of shares on the exercise date of the offering.

However, an employee will not be permitted to participate in an offering if, immediately after the option to purchase stock in the offering were granted, the employee would own (or be deemed to own through attribution)   % or more of the total combined voting power or value of all classes of our stock, or one of our subsidiaries or our parent company. In addition, a participant may not purchase more than a number of shares of our common stock equal to $     divided by the fair market value of a share of such stock as of the first day of the offering (or such other maximum number of shares of our common stock established by the ESPP administrator in advance of the offering). A participant may not be granted an option that permits the participant’s rights to purchase shares of common stock to accrue at a rate exceeding $     in fair market value of such stock (determined at the time the option is granted) under the ESPP or any other of our employee stock purchase plans and our parent and subsidiary companies during any calendar year.

Offerings. Under the ESPP, participants are given the option to purchase shares of our common stock during offerings, the duration and timing of which will be determined by the ESPP administrator.

However, in no event may an offering be longer than    months in length. The ESPP administrator may provide for concurrent or overlapping offerings under the ESPP. An offering under the ESPP may be terminated under certain circumstances.

Common stock will be purchased for the accounts of participants at a price per share determined under the terms of the applicable offering, which will generally be at a discount from the trading price of our common stock on the date of purchase. The option price for an offering will generally be the lower of   % of the closing trading price per share of our common stock on the first day of the offering or   % of the closing trading price per share on the purchase date, unless the ESPP administrator specifies a lesser discount in advance of the offering.

Unless a participant has withdrawn from participation in the ESPP before a purchase date, the participant will be deemed to have exercised the participant’s option in full as of such purchase date. Upon exercise, the participant will purchase the number of whole shares that the participant’s accumulated payroll deductions will buy at the option price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization and withdraw from the offering at any time prior to the end of the offering. Upon withdrawal, the participant will receive a refund of the participant’s notional account balance in cash without interest. If a participant withdraws from an offering, the participant may not later re-enroll in the same offering, but the participant may (if eligible) enroll in any later offering under the ESPP. If a participant wants to increase or decrease the rate of payroll withholding, the participant may do so effective for the next offering by submitting a new enrollment form before the offering for which such change is to be effective.

A participant may not transfer any rights under the ESPP other than by will or the laws of descent and distribution. During a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. The ESPP is unfunded, and all funds received by us under the ESPP may be combined with other corporate funds and used for any corporate purpose, unless otherwise required by applicable law.

Adjustments. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination or exchange of shares, reclassification of shares, spin-off, or other similar change in capitalization or event, or any dividend or distribution to holders of our common stock other than an ordinary cash dividend, we will proportionately adjust the number and class of shares approved under the ESPP, the option price for an offering and the maximum number of shares which a participant may elect to purchase in any single offering.

Corporate Transactions. In the event of a corporate transaction (as defined above with respect to the 2026 Plan), the ESPP administrator may take any of the following actions, or do any combination thereof: (i) determine that each outstanding option will be assumed or an equivalent option substituted by the acquiring or successor corporation or other entity (or an affiliate thereof); (ii) upon written notice to participants, provide that participants’ accumulated payroll deductions will be used to purchase shares of our common stock on a date determined by the ESPP administrator within ten days prior to the corporate transaction and that all outstanding options will terminate immediately after such purchase; (iii) upon written notice to participants, provide that all outstanding options will be cancelled and accumulated payroll deductions will be returned to participants; (iv) if the applicable corporate transaction provides for cash payments to the holders of our common stock, provide for cash payments to participants in amounts based on the per-share amount of such cash payments to the stockholders; or (v) if we are liquidated or dissolved, provide that options to purchase stock under the ESPP will convert into the right to receive the liquidation proceeds (net of the option price).

Amendment or Termination. The ESPP administrator may amend, suspend or terminate the ESPP at any time. However, if the terms of the ESPP are amended to increase the number of shares approved for the ESPP or in a manner that would require stockholder approval under the rules of Nasdaq, other relevant listing authority or to qualify as an “employee stock purchase plan” under

Section 423(b) of the Code, the ESPP administrator may not amend the ESPP without obtaining stockholder approval within 12 months before or after the date such amendment is adopted. The ESPP automatically terminates on the ten-year anniversary of the date the ESPP was approved by the Company’s stockholders.

We intend to file a registration statement on Form S-8 to register all of the shares of our common stock reserved for issuance under the ESPP.

Compensation Clawback Policy

In connection with and effective upon the closing of this offering, we have adopted a clawback policy, or the Clawback Policy, in compliance with the SEC’s and Nasdaq’s final rules. The Clawback Policy will require the repayment of certain erroneously awarded incentive-based compensation paid to any current or former executive officer, including our named executive officers, in connection with a restatement of financial statements if such compensation exceeds the amount that the executive officers would have received based on the restated financial statements.

Limitations on Liability and Indemnification

Our Certificate of Incorporation, which will become effective immediately prior to the closing of this offering, will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our officer or director, or served any other enterprise at our request as an officer or director. Our Certificate of Incorporation will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by law. Amending these provisions will not reduce our indemnification obligations relating to or the exculpation of our officers and directors for actions taken before an amendment.

We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding.

We believe that these Certificate of Incorporation provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our Certificate of Incorporation may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Plans

Our directors, officers and key employees may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate a Rule 10b5-1 plan, subject to certain requirements. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information, subject to compliance with the terms of our insider trading policy and any applicable Rule 10b5-1 guidelines. Prior to 180 days after the date of the closing of this offering, subject to early termination and subject to certain limited exceptions, the sale of any shares under such Rule 10b5-1 plan would be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters in connection with this offering.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a summary of transactions since January 1, 2023 and any currently proposed transactions to which we have been a participant in which the amount involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets as of each of December 31, 2025 and 2024, and in which any of our then directors, executive officers or holders of more than 5% of any class of our capital stock at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements which are described in the sections of this prospectus titled “Executive Compensation” and “Management—Non-Employee Director Compensation.”

Series C Preferred Stock Financing

On October 25, 2023, we entered into the Series C Preferred Stock Purchase Agreement with a number of investors named therein. We subsequently entered into Amendment No. 1 thereto, dated November 28, 2023, Amendment No. 2 thereto, dated January 18, 2024, Amendment No. 3 thereto, dated April 30, 2024, Amendment No. 4 thereto, dated July 17, 2024, and Amendment No. 5 thereto, dated August 6, 2024. In multiple closings held between October 2023 and August 2024, we issued and sold an aggregate of 23,442,000 shares of our Series C convertible preferred stock at a purchase price of $5.00 per share for an aggregate purchase price of approximately $117.2 million, which we refer to as the Series C Preferred Stock Financing.

On November 22, 2024, we entered into a Series C-1 Preferred Stock Purchase Agreement with an investor named therein, pursuant to which we sold an aggregate of 1,459,598 shares of our Series C-1 convertible preferred stock at a purchase price of $5.1384 per share for an aggregate purchase price of approximately $7.5 million, which we refer to as the Series C-1 Preferred Stock Financing.

The following table summarizes the Series C convertible preferred stock and Series C-1 convertible preferred stock purchased by our directors, executive officers or holders of more than 5% of our capital stock as of the date of the applicable closing, and entities affiliated with certain of our executive officers and directors. The Series C convertible preferred stock and Series C-1 convertible preferred stock will convert into an aggregate of     shares of common stock immediately prior to the completion of this offering, after giving effect to the applicable conversion ratio and the reverse stock splits effected in connection with this offering.

Name(1)	Series C Preferred Stock Purchased (Shares)	Series C-1 Preferred Stock Purchased (Shares)	Aggregate Purchase Price ($)

Entities affiliated with SR One Capital Management(2)	5,300,142	—	26,500,710
Entities affiliated with Ascenta Capital(3)	3,226,000	—	16,130,000
Entities affiliated with FMR LLC(4)	3,086,000	—	15,430,000
OrbiMed Private Investments VIII, LP	1,341,687	—	6,708,435
Entities affiliated with Foresite Capital(5)	524,400	—	2,622,000
Entities affiliated with General Catalyst Group(6)	439,614	—	2,198,070
Entities affiliated with Hillhouse Investment(7)	300,000	—	1,500,000
HBM Healthcare Investments (Cayman) Ltd.	257,121	—	1,285,605
Racing Beach Ventures LLC	100,000	—	500,000
Gary D. Glick, Ph.D.	100,000	—	500,000
Activant Capital V, LP	—	1,459,598	7,500,000

(1)	Additional details regarding certain of these stockholders and their equity holdings are included in the section of this prospectus titled “Principal Stockholders.”
(2)

Consists of (i) 600,142 shares of Series C convertible preferred stock held by SR One Capital Fund I Aggregator, L.P., (ii) 200,000 shares of Series C convertible preferred stock held by SR One Co-Invest IV-A, LLC and (iii) 4,500,000 shares of Series C convertible preferred stock held by AMZL, LP.

(3)

Consists of (i) 3,000,000 shares of Series C convertible preferred stock held by Ascenta Capital Fund I, L.P. and (ii) 226,000 shares of Series C convertible preferred stock held by Ascenta Capital Project Argos SPV, L.P. A representative of Ascenta Capital previously served on our board of directors.

(4)

Consists of (i) 215,628 shares of Series C convertible preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (ii) 990,319 shares of Series C convertible preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (iii) 1,437,611 shares of Series C convertible preferred stock held by Fidelity Growth Company Commingled Pool and (iv) 442,442 shares of Series C convertible preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund.

(5)

Consists of (i) 397,540 shares of Series C convertible preferred stock held by Foresite Capital Fund V, L.P. and (ii) 126,860 shares of Series C convertible preferred stock held by Foresite Capital Opportunity Fund V, L.P.

(6)

Consists of (i) 43,961 shares of Series C convertible preferred stock held by General Catalyst Group XI—Endurance, L.P. and (ii) 395,653 shares of Series C convertible preferred stock held by General Catalyst Group XI—Health Assurance, L.P.

(7)	Consists of (i) 120,000 shares of Series C convertible preferred stock held by WXR II Holdings Limited and (ii) 180,000 shares of Series C convertible preferred stock held by GNTR Holdings Limited.

Series D Preferred Stock Financing

On June 16, 2025, we entered into the Series D Preferred Stock Purchase Agreement with a number of investors named therein. We subsequently entered into Amendment No. 1 thereto, dated June 23, 2025, and Amendment No. 2 thereto, dated August 6, 2025. In multiple closings held between June 16, 2025 and October 2, 2025, we issued and sold (i) an aggregate of 141,950,377 shares of our Series D convertible preferred stock at a purchase price of $1.50497 per share, for an aggregate purchase price of approximately $213.6 million and (ii) Common Stock Warrants to purchase an aggregate of 39,414,039 shares of common stock with an exercise price of $0.01 per share, which we refer to collectively as the Series D Preferred Stock Financing.

The following table summarizes the Series D convertible preferred stock and Common Stock Warrants purchased by our directors, executive officers or holders of more than 5% of our capital stock as of the date of the applicable closing, and entities affiliated with certain of our executive officers and directors. The Series D convertible preferred stock and Common Stock warrants will convert into an aggregate of     shares of common stock and be exercisable into aggregate of     shares of common stock immediately prior to the completion of this offering, after giving effect to the applicable conversion ratio and the reverse stock splits effected in connection with this offering.

Name(1)	Series D Preferred Stock Purchased (Shares)	Common Stock Warrants (Shares)	Aggregate Purchase Price ($)(2)

Jeito II S.L.P.	18,272,789	4,111,377	27,499,999
TPG LSI Rise Orazio, L.P.	18,272,789	4,111,377	27,499,999
Dimension Capital II, L.P.	16,611,626	4,983,487	24,999,999
Lightspeed Venture Partners XV-B (Ignite), L.P.	16,611,626	4,983,487	24,999,999
FMR LLC(3)	13,289,300	3,986,788	19,999,998
Entities affiliated with SR One Capital Management(4)	10,917,160	3,109,918	16,429,998
OrbiMed Private Investments VIII, L.P.	8,638,045	2,476,018	12,999,999
Gary D. Glick, Ph.D.	166,116	49,834	250,000

(1)	Additional details regarding certain of these stockholders and their equity holdings are included in the section of this prospectus titled “Principal Stockholders.”

(2)	The aggregate purchase price represents the price paid at the closing and does not include the proceeds from the exercise of the Common Stock Warrants, if any.
(3)

Consists of (i) 1,501,065 shares of Series D convertible preferred stock and Common Stock Warrants to purchase up to 450,319 shares of common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (ii) 2,563,416 shares of Series D convertible preferred stock and Common Stock Warrants to purchase up to 769,024 shares of common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (iii) 7,470,344 shares of Series D convertible preferred stock and Common Stock Warrants to purchase up to 2,241,103 shares of common stock held by Fidelity Growth Company Commingled Pool and (iv) 1,754,475 shares of Series D convertible preferred stock and Common Stock Warrants to purchase up to 526,342 shares held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund.

(4)

Consists of (i) 6,644,650 shares of Series D convertible preferred stock and Common Stock Warrants to purchase up to 1,861,211 shares of common stock held by SR One Capital Fund I Aggregator, LP, or Fund I, (ii) 1,614,650 shares of Series D convertible preferred stock and Common Stock Warrants to purchase up to 484,395 shares of common stock held by SR One Co-Invest IV-A LLC and (iii) 2,657,860 shares of Series D convertible preferred stock and Common Stock Warrants to purchase up to 764,312 shares of common stock held by AMZL, LP.

Investors’ Rights Agreement

On August 30, 2021, in connection with the initial issuance and sale of our Series A convertible preferred stock, we entered into an Investors’ Rights Agreement, or the Rights Agreement, with, among others, the holders of more than 5% of our outstanding capital stock. The Rights Agreement, as amended on November 15, 2021 and November 22, 2021 in connection with the offer and sale of our Series A-1 convertible preferred stock, or the Series A-1 Preferred Financing, and our Series A-2 convertible preferred stock, or the Series A-2 Preferred Financing, respectively, as subsequently amended and restated on May 13, 2022 in connection with the offer and sale of our Series B convertible preferred stock, or the Series B Preferred Financing, and on October 25, 2023 in connection with the Series C Preferred Stock Financing, as further amended on November 22, 2024 in connection with the Series C-1 Preferred Stock Financing and as further amended and restated on June 16, 2025 in connection with the Series D Preferred Stock Financing, is referred to herein as the Third A&R Rights Agreement. Certain holders of more than 5% of our outstanding capital stock are party to the Third A&R Rights Agreement, including those listed in the table under the headings “—Series C Preferred Stock Financing” and “—Series D Preferred Stock Financing” above.

The Third A&R Rights Agreement grants certain rights to the holders of our outstanding convertible preferred stock, including certain registration rights with respect to the registrable securities held by them. See the section of this prospectus titled “Description of Capital Stock—Registration Rights” for additional information.

In addition, the Third A&R Rights Agreement imposes certain affirmative obligations on us, including, among other things, our obligation to grant certain investors who hold shares of our convertible preferred stock a right of first offer with respect to future sales of our equity, excluding the shares to be offered and sold in this offering, and grant certain information and inspection rights to such investors. Each of these other obligations will terminate in connection with the closing of this offering.

Voting Agreement

On August 30, 2021, in connection with the Series A Preferred Stock Financing, we entered into a Voting Agreement, or the Voting Agreement, with, among others, the holders of more than 5% of our outstanding capital stock. The Voting Agreement, as amended on November 15, 2021 and November 22, 2021 in connection with the Series A-1 Preferred Stock Financing and Series A-2 Preferred Stock Financing, respectively, as subsequently amended and restated on May 13, 2022 in connection with the Series B Preferred Stock Financing and on October 25, 2023 in connection with the Series C Preferred Stock Financing, as further amended on November 22, 2024 in connection with the Series C-1 Preferred Stock Financing and as further amended and restated on June 16, 2025 in connection with the Series D Preferred Stock Financing, is referred to herein as the Third A&R Voting Agreement. The Third A&R Voting Agreement was amended on July 11, 2025 and August 6, 2025. Certain holders of more than 5% of our outstanding capital stock are party to the Third A&R Voting Agreement, including those listed in the table under the headings “—Series C Preferred Stock Financing” and “—Series D Preferred Stock Financing” above.

Pursuant to the Third A&R Voting Agreement, the parties thereto agreed to vote their shares as needed to (i) maintain the size of our board of directors at twelve members (subsequently updated to thirteen members), (ii) (A) cause OrbiMed’s designee, currently Dr. Gordon, to be elected as a Series A director, (B) cause SR One’s nominee, currently Ms. Carroll, to be elected as a Series A director, (C) cause Dimension Capital’s nominee, currently Nan Li, to be elected as a Series D director, (D) cause Sanofi Venture’s nominee, currently Dr. Hill, to be elected as an independent director, (E) cause Lightspeed Venture Partners XV-B (Ignite), L.P.’s nominee, currently Dr. Chu, to be elected as a preferred director (F) cause Jeito II S.L.P.’s nominee, currently Ms. Pavletic, to be elected as a preferred director, (G) cause TPG LSI Rise Orazio, L.P.’s nominee, currently Dr. Ng, to be elected as a preferred director, (H) cause our Chief Executive Officer, initially Dr. Glick, to be elected, (I) cause one other individual, initially Dr. Odegard, who is designated by a majority of the preferred directors and the Chief Executive Officer to be elected (J) cause one individual independent director, initially Dr. Leiden, who is designated by a majority of the preferred directors and the chief executive officer to be elected, subject to the approval of General Catalyst Group, (K) and (iii) so long as Dr. Glick holds at least 1,863,033 shares of voting stock, if at any time he no longer serves as our Chief Executive Officer, elect a director designated by Dr. Glick. In the event of a sale of the company (as defined in the Third A&R Voting Agreement) that has been approved by our board of directors, the required holders and a majority of the shares of our Series D convertible preferred stock, each party is required to vote in favor of the transaction and/or sell their stock in the transaction, and otherwise execute and deliver all related documentation and refrain from exercising dissenter’s rights or depositing their shares in a voting trust or other arrangement, subject to certain limitations. The rights set forth above will terminate upon the consummation of this offering.

Right of First Refusal and Co-Sale Agreement

On August 30, 2021, in connection with the Series A Preferred Stock Financing, we entered into a Right of First Refusal and Co-Sale Agreement, or the RoFR Agreement, with, among others, the holders of more than 5% of our outstanding capital stock listed in the table under the heading “—Series A Preferred Stock Financing” above. The RoFR Agreement, as amended on November 15, 2021 and November 22, 2021 in connection with the Series A-1 Preferred Stock Financing and the Series A-2 Preferred Stock Financing, respectively, as subsequently amended and restated on May 13, 2022 in connection with the Series B Preferred Stock Financing and on October 25, 2023 in connection with the Series C Preferred Stock Financing, as further amended on November 22, 2024 in connection with the Series C-1 Preferred Stock Financing and as further amended and restated on June 16, 2025 in connection with the Series D Preferred Stock Financing is referred to herein as the Third A&R RoFR Agreement. Certain holders of more than 5% of our outstanding capital stock are party to the Third A&R RoFR Agreement, including those listed in the table under the heading “—Series D Preferred Stock Financing” above.

Pursuant to the Third A&R RoFR Agreement, we have a right of first refusal in respect of certain sales of securities by certain holders of our common stock, including holders of more than 5% of our outstanding capital stock. To the extent we do not exercise such right in full, certain holders of our convertible preferred stock are entitled to certain rights of first refusal and co-sale in respect of such sale. The Third A&R RoFR Agreement will terminate in connection with the closing of this offering.

Management Rights Letters

In connection with the issuance and sale of our convertible preferred stock, we entered into management rights letters with certain purchasers of our convertible preferred stock, including holders of more than 5% of our capital stock and entities with which certain of our directors or officers are affiliated, pursuant to which such entities were granted certain management rights, including preemptive rights, observer rights and the rights to receive board materials, consult with and advise our management on significant business issues, review our operating plans, examine our books and records and inspect our facilities. These management rights letters or the rights provided therein, other than certain confidentiality obligations, will terminate upon completion of this offering.

Employment Arrangements

For information regarding the employment agreements with our named executive officers, see the sections of this prospectus titled “Executive Compensation—Employment Arrangements” and “Executive Compensation—Potential Payments Upon Termination or Change in Control.”

Equity Grants

We have granted options to purchase shares of our common stock to certain of our executive officers and directors. For more information regarding the options granted to our executive officers and directors, see the sections of this prospectus titled “Executive Compensation” and “Management—Non-Employee Director Compensation.”

Indemnification Agreements

We have entered into indemnification agreements with certain of our current directors and executive officers and we intend to enter into indemnification agreements with each of our directors and executive officers in connection with this offering. The indemnification agreements to be in effect upon the closing of this offering, and our Bylaws to be in effect immediately prior to the closing of this offering, require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. For more information regarding these agreements, see the section of this prospectus titled “Executive Compensation—Limitations on Liability and Indemnification.”

Related Person Transaction Policy

Prior to this offering, we did not have a formal policy regarding approval of transactions with related parties. In connection with this offering, we anticipate adopting a written related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective upon the closing of this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which (i) we are, were or will be a participant, (ii) any related person has, had or will have a direct or indirect material interest and (iii) in which the amount involved exceeded or will exceed, so long as we qualify as a smaller reporting company, the lesser of $120,000 or 1% of the average of our total assets as of the end of the two prior fiscal years, or, once we no longer qualify as a smaller reporting company, $120,000. Transactions involving compensation for services provided to us as an executive officer or director are not covered by this policy. A related person is any officer, director (or nominee to become a director) or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members.

All of the transactions described above were entered into prior to the adoption of the written related person transaction policy, but all were approved by our board of directors considering similar factors to those described above.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of     , 2026, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, which generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, including options that are currently exercisable or are exercisable within 60 days of     , 2026. Unless otherwise indicated, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. The information in the table below does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on      shares of our common stock outstanding as of     , 2026, including      shares of unvested restricted common stock, after giving effect to (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of      shares of our common stock, (ii) the automatic exercise of the Common Stock Warrants, on a net exercise basis, into an aggregate of      shares of our common stock immediately prior to the closing of this offering and (iii) the conversion of our non-voting common stock into      shares of our common stock. We have based our calculation of the percentage of beneficial ownership after this offering on      shares of our common stock outstanding immediately after the closing of this offering, which further reflects the issuance of      shares of common stock in this offering, assuming that the underwriters will not exercise their option to purchase up to an additional      shares of our common stock.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Odyssey Therapeutics, Inc., 51 Sleeper Street, Boston, MA 02210.

Name of Beneficial Owner	Number of Shares Beneficially Owned Prior to Offering	Percentage of Shares Beneficially Owned
		Prior to this Offering	After this Offering
5% and Greater Stockholders:
Entities affiliated with SR One Capital Management
OrbiMed Private Investments VIII, LP
Dimension Capital II, L.P.
FMR LLC
Jeito II S.L.P.
TPG LSI Rise Orazio, L.P.
Lightspeed Venture Partners XV-B (Ignite), L.P.
Named Executive Officers and Directors:
Gary D. Glick, Ph.D..
Jason Haas
Collin Todd
Jeffrey M. Leiden, M.D., Ph.D..
Shelley Chu, M.D., Ph.D..
Jill Carroll
Carl L. Gordon, Ph.D., CFA
Paulina Hill, Ph.D.

Name of Beneficial Owner	Number of Shares Beneficially Owned Prior to Offering	Percentage of Shares Beneficially Owned
		Prior to this Offering	After this Offering
Nan Li
Carolyn Ng, Ph.D.
Valerie Odegard, Ph.D.
Ian F. Smith
Ksenija Pavletic
Nia Tatsis, Ph.D.
Timothy P. Walbert
All executive officers and directors as a group (18 persons)

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they will be in effect upon the closing of this offering. We expect to adopt our Certificate of Incorporation and Bylaws, which will be effective immediately prior to the closing of this offering, and this description summarizes the provisions that will be included in such documents. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock,” you should refer to our Certificate of Incorporation and Bylaws, which will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the closing of this offering, our authorized capital stock will consist of      shares of common stock, $0.0001 par value per share, and      shares of undesignated preferred stock, $0.0001 par value per share.

As of December 31, 2025, there were      shares of our common stock outstanding, including      shares of unvested restricted common stock, after giving effect to (i) the conversion of all shares of our convertible preferred stock into an aggregate of      shares of our common stock immediately prior to the closing of this offering, (ii) the automatic exercise of the Common Stock Warrants, on a net exercise basis, into an aggregate of      shares of our common stock immediately prior to the closing of this offering and (iii) the automatic conversion of all outstanding shares of our non-voting common stock into an aggregate of      shares of our common stock upon the closing of this offering, held by      stockholders of record. After giving effect to such conversions, there would have been no shares of non-voting common stock or preferred stock outstanding. Upon consummation of this offering, our board of directors will be authorized, without stockholder approval except as required by the listing standards of Nasdaq Rules, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our Certificate of Incorporation. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. In addition, the affirmative vote of holders of 66-2/3% of the voting power of all of the then outstanding capital stock entitled to vote generally in the election of directors, voting as a single class, will be required to take certain actions, including removing directors for cause, amending certain provisions of our Certificate of Incorporation, including the provisions relating to amending our Bylaws, director and board matters and director liability.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

As of December 31, 2025, there were      shares of convertible preferred stock outstanding, consisting of      shares of Series A convertible preferred stock,      shares of Series A-1 convertible preferred stock,      shares of Series A-2 convertible preferred stock,      shares of Series B convertible preferred stock,      shares of Series C convertible preferred stock,      shares of Series C-1 convertible preferred stock and      shares of Series D convertible preferred stock. All of our outstanding shares of convertible preferred stock will be converted into an aggregate of      shares of our common stock immediately prior to the closing of this offering and we will not have any shares of preferred stock outstanding. Immediately prior to the closing of this offering, our current amended and restated certificate of incorporation will be amended and restated to remove all references to such shares of convertible preferred stock.

Upon consummation of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, in each case without further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company or other corporate action and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of December 31, 2025, we had outstanding options to purchase an aggregate of      shares of our common stock, with a weighted-average exercise price of $     under the 2021 Plan. Following completion of this offering,      shares of our common stock will initially be reserved for future issuance under the 2026 Plan, which will become effective on the date immediately preceding the date on which our common stock is listed (or approved for listing) on Nasdaq, as well as any future automatic annual increases in the number of shares of our common stock reserved for issuance under the 2026 Plan and any shares underlying outstanding stock awards granted under the 2021 Plan, that expire or are repurchased, forfeited, cancelled or withheld. For additional information regarding terms of our equity incentive plans, see the section of this prospectus titled “Executive Compensation—Equity Benefit Plans.”

Warrants

As of December 31, 2025, we had outstanding Common Stock Warrants to purchase an aggregate of     shares of our common stock. The Common Stock Warrants have an exercise price of $0.01 per share and may be exercised, in whole or in part, at any time up to and including the first to occur of the consummation of (i) a Deemed Liquidation Event (as defined in our Certificate of Incorporation) or an initial public offering and (ii) the seventh anniversary of the date of issue. The Common Stock Warrants may be exercised either in cash or net issued. The Common Stock Warrants will be automatically exercised upon the consummation of a Deemed Liquidation Event or an initial public offering, including this offering.

Registration Rights

Investors’ Rights Agreement

We are party to the Third A&R Rights Agreement, which, among other things, grants certain rights to the holders of our outstanding convertible preferred stock, including certain registration rights with respect to the registrable securities held by them, as described in additional detail below.

As of the completion of this offering, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into an aggregate of      shares of our common stock immediately prior to the closing of this offering, there will be an aggregate of      shares of our common stock that are entitled to these demand, piggyback and Form S-3 registration rights pursuant to the Third A&R Rights Agreement. We will pay the registration expenses, other than the underwriting discounts and selling commissions, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire no later than five years after the completion of this offering, or with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 under the Securities Act without limitation during any three-month period.

Demand Registration Rights

Pursuant to the terms of the Third A&R Rights Agreement, the parties thereto will be entitled to certain demand registration rights. At any time beginning after the earlier of (i) five years after the date of the Third A&R Rights Agreement and (ii) 180 days after the completion of this offering, the holders of a majority of the registrable securities then outstanding may request that we register all or a portion of their shares by filing a registration statement on Form S-1. Such request for registration must cover at least 40% of the registrable securities then outstanding with an anticipated aggregate offering price of at least $10.0 million, net of applicable selling expenses. If at any time while we are eligible to use a registration statement on Form S-3, holders of at least 25% of the registrable securities then outstanding can make a request that we register their shares on Form S-3 if such holders hold registrable securities in an anticipated aggregate offering amount of at least $5.0 million, net of applicable selling expenses.

We will not be required to effect a registration on Form S-1 (i) during the period beginning 60 days prior to our good faith estimate of the planned filing date of a registration initiated by us until 180 days after the effective date of such registration, (ii) after having effected two registrations on Form S-1 or (iii) if the holders propose to dispose shares that can be immediately registered on a registration statement on Form S-3. Similarly, we will not be required to effect a registration statement on Form S-3 (i) during the period beginning 30 days prior to our good faith estimate of the planned filing date of a registration initiated by us until 90 days after the effective date of such registration or (ii) after having effected two registrations on Form S-3 within a 12-month period immediately preceding the request.

Piggyback Registration Rights

After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, certain holders of registrable securities will be entitled to piggyback registration rights pursuant to the Third A&R Rights Agreement allowing such holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to: (i) a demand registration pursuant to the Third A&R Rights Agreement; (ii) the registration of securities relating to the sale or grant of securities to employees to a stock option, stock purchase, equity incentive or similar plan; (iii) the registration of securities relating to a SEC Rule 145 transaction; (iv) the registration of securities on any form that does not include substantially the same information as would be required on a Form S-1 or Form S-3; or (v) the registration of common stock that is issuable upon conversion of debt securities that are also being registered, then holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Election and Removal of Directors; Vacancies

The exact number of directors will be fixed from time to time by resolution of our board of directors. Directors will be elected by a plurality of the votes of the shares of our capital stock present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

No director may be removed except for cause, and directors may be removed for cause only by an affirmative vote of the holders of at least 66-2/3% of the voting power of the then-outstanding shares of capital stock entitled to vote at an election of directors, voting as a single class.

Any vacancy occurring on our board of directors and any newly created directorship may be filled only by a majority vote of the remaining directors then in office, even if less than a quorum.

Staggered Board

Upon the closing of this offering, our board of directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in     ,      and     , respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of our board of directors. In general, at least two annual meetings of stockholders will typically be necessary for stockholders to effect a change in a majority of the members of our board of directors.

Limitation on Action by Written Consent

Our Certificate of Incorporation and our Bylaws provide that holders of our common stock will not be able to act by written consent without a meeting.

Stockholder Meetings

Our Certificate of Incorporation and our Bylaws provide that special meetings of our stockholders may be called only by the Chair of our board of directors, our Chief Executive Officer or the board of directors pursuant to a resolution adopted by a majority of the directors. Our Certificate of Incorporation and our Bylaws specifically deny any power of any other person to call a special meeting.

Amendment of Certificate of Incorporation

The provisions of our Certificate of Incorporation under Articles V through IX may be amended only by the affirmative vote of holders of at least 66-2/3% of the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class, and two-thirds of our board of directors. The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of capital stock will generally be required to amend other provisions of our Certificate of Incorporation.

Amendment of Bylaws

The provisions of our Bylaws may be amended or repealed, and new bylaws may be adopted by (i) our board of directors, or (ii) our stockholders, with the affirmative vote of the holders of at least 66-2/3%

of the voting power of our then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class. Notwithstanding the foregoing, if our board of directors recommends that stockholders approve such adoption, amendment or repeal, such action shall only require the affirmative vote of the holders of a majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Other Limitations on Stockholder Actions

Our Bylaws impose some procedural requirements on stockholders who wish to bring business before a meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary and provide us additional information regarding the proponents of such proposal and the proposal itself, including:

•	a description of the business or nomination to be brought before the meeting, the text of the proposal or business and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder, the date or dates such shares were acquired and the investment intent of such acquisition;

•

any agreement, arrangement, or understanding that has been entered into by the stockholder the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the price of any our securities; and

•	any proxy, agreement, arrangement, understanding or relationship pursuant to which the stockholder or an affiliate has or shares a right to vote any shares of any class or series.

To be timely, a stockholder must generally deliver notice:

•

in connection with an annual meeting of stockholders, not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders or we did not have an annual meeting in the preceding year, a stockholder notice will be timely if received by us not earlier than the opening of business on the 120th day prior to the date of the annual meeting and not later than (i) the close of business on the 90th day prior to such annual meeting, or (ii) if later, the close of business on the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•	in connection with the election of a director at a special meeting of stockholders, the 10th day following the day on which public disclosure of such special meeting was first made.

In order to submit a nomination for our board of directors or bring another proposal before a meeting of stockholders, a stockholder must also submit all information with respect to the nominee or the proposal that would be required to be included in a proxy statement, as well as other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of Liability of Directors and Officers

Our Certificate of Incorporation will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our officer or director, or served any other enterprise at our request as an officer or director.

In addition, our Certificate of Incorporation will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by law. As a result, neither we, nor our stockholders through stockholders’ derivative suits on our behalf, will have the right to recover monetary damages against a director or officer for breach of fiduciary duty as a director or officer, including breaches resulting from grossly negligent behavior, except to the extent required by law.

Amending the foregoing provisions will not reduce our indemnification obligations relating to, or the exculpation of our officers and directors for, actions taken before an amendment.

Forum Selection

Our Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty, arising pursuant to any provision of the DGCL, Certificate of Incorporation or Bylaws, or governed by the internal affairs doctrine, or actions brought by stockholders that do not constitute internal corporate claims under the DGCL, if such claim relates to our business, the conduct of our affairs, or our rights or powers or our stockholders, directors or officers, may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (i) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), (ii) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or (iii) for which the Court of Chancery does not have subject matter jurisdiction.

Anti-Takeover Provisions

Certain provisions of Delaware law, along with our Certificate of Incorporation and our Bylaws, as will take effect immediately prior to the completion of this offering, may have the effect of delaying, deferring, or discouraging (i) acquiring control of our company by means of a proxy contest, tender offer or otherwise; or (ii) removing our incumbent officers and directors. These provisions, as well as our staggered board and ability to issue preferred stock, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. However, these provisions could have the effect of delaying, discouraging or preventing attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of our common stock at prices higher than prevailing market prices.

Delaware Law

We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales, or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, MA 02021.

Listing

We intend to apply to list our common stock on the Nasdaq under the symbol “ODTX.” We believe that upon the completion of this offering, we will meet the standards for listing on Nasdaq, and the closing of this offering is contingent upon such listing.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon the completion of this offering, based on the number of shares of our capital stock outstanding as of December 31, 2025,      shares of our common stock will be outstanding, including      shares of unvested restricted common stock, after giving effect to (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of      shares of our common stock immediately prior to the closing of this offering, (ii) the automatic exercise of the Common Stock Warrants, on a net exercise basis, into an aggregate of      shares of our common stock immediately prior to the closing of this offering and (iii) the conversion of our non-voting stock into an aggregate of      shares of our common stock upon the closing of this offering, and assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or other securities. Of these outstanding shares, all of the shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The shares of our common stock that were outstanding and not sold in this offering will be, and shares subject to stock options will, upon issuance, be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. All of our officers and directors and holders of substantially all of our capital stock and securities exchangeable or exercisable for our capital stock have entered lock-up agreements with the underwriters under which they have agreed, subject to certain customary exceptions, not to sell any of our stock for 180 days following the date of this prospectus. As a result of these agreements and subject to the provisions of Rule 144 or Rule 701 under the Securities Act, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning 180 days after the date of this prospectus,    shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144 under the Securities Act, as described below.

Lock-Up Agreements

We, all of our directors and executive officers, and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into lock-up agreements with the underwriters and/or are subject to market standoff agreements or other agreements with us, which prevents them from transferring any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of     , subject to certain exceptions. See the section of this prospectus titled “Underwriting” included elsewhere in this prospectus for more information.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•

1% of the number of shares of our capital stock then outstanding, which will equal      shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Statement on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act promptly to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section of this prospectus titled “Executive Compensation—Equity Benefit Plans” for a description of our equity compensation plans.

Registration Rights

Upon the closing of this offering, pursuant to our Third A&R Rights Agreement, the holders of approximately      shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act, subject to the terms of the lock-up agreements described under the subsection titled “—Lock-Up Agreements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the relevant registration statement. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See the section of this prospectus titled “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, the alternative minimum tax, the special tax accounting rules under Section 451(b) of the Code, any estate or gift tax consequences (other than those specifically set forth below) or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Code, Treasury Regulations promulgated or proposed thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, all as in effect on the date of this prospectus. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•	partnerships or other entities or arrangements treated as partnerships or other pass-through entities (and investors therein);

•	“controlled foreign corporations”;

•	“passive foreign investment companies”;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

•	tax-exempt organizations, governmental organizations and sovereign wealth funds;

•	tax-qualified retirement plans;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons who hold common stock that constitutes “qualified small business stock” under Section 1202 of the Code or “Section 1244 stock” under Section 1244 of the Code;

•	persons who acquired our common stock in a transaction subject to the gain rollover provisions of the Code (including Section 1045 of the Code);

•	persons that acquired our common stock pursuant to the exercise of warrants or conversion rights under convertible instruments;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons that own or have owned, actually or constructively (whether or not for USRPHC, as defined below, purposes), more than 5% of our common stock;

•	persons who have elected to mark securities to market; and

•	persons holding our common stock as part of a hedging or conversion transaction or straddle, constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) or other pass-through entity for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident (including a “green card” holder) of the United States;

•

a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If you are an individual who is not a U.S. citizen, you may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.

Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Distributions on Our Common Stock

If we distribute cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts distributed in excess of our current and accumulated earnings and profits will constitute a return of capital and will first be applied against and reduce a non-U.S. holder’s tax basis in our common stock, but not below zero. Any distribution in excess of the non-U.S. holder’s tax basis in our common stock will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described in the section of this prospectus titled “—Gain on Disposition of Our Common Stock” below.

Subject to the discussion below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish the applicable withholding agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable successor form) certifying under penalties of perjury such non-U.S. holder’s qualification for the reduced rate.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment or fixed base in the United States if required by an applicable tax treaty), the non-U.S. holder will generally be exempt from U.S. federal withholding tax, provided that the non-U.S. holder furnishes a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net (assuming a U.S. tax return is timely filed, otherwise gross) income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

The certification requirements described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Special certification and other requirements apply in the case of certain non-U.S. holders that hold shares of our common stock through intermediaries or are pass-through entities for U.S. federal income tax purposes.

Each non-U.S. holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption or reduction in tax withholding will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•	our common stock constitutes a “U.S. real property interest” (as defined in the Code) by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, or the relevant period, and the non-U.S. holder (i) disposes of our shares of common stock during a calendar year when our shares of common stock are not regularly traded on an established securities market or (ii) owned (directly, indirectly, or constructively) more than 5% of our shares of common stock at any time during the relevant period.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe we are not currently and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC.

Gains described in the first bullet point above generally will be subject to U.S. federal income tax on a net (assuming a U.S. tax return is timely filed, otherwise gross) income basis at the regular U.S. federal income tax rates in the same manner as if such non-U.S. holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Gain described in the third bullet point above will generally be subject to U.S. federal income tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to any provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply to corporate non-U.S. holders.

Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of distributions on, or the gross proceeds of a disposition of, our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including the availability of and procedure for obtaining an exemption from backup withholding.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

The Foreign Account Tax Compliance Act, or FATCA, as reflected in Sections 1471 through 1474 of the Code, imposes a U.S. federal withholding tax of 30% on certain payments, including dividends paid in respect of our common stock and the gross proceeds of disposition on our common stock, made to (1) a “foreign financial institution” (as defined under FATCA) unless such institution furnishes proper documentation (typically on IRS Form W-8BEN-E) evidencing either (i) an exemption from FATCA withholding, (ii) its compliance (or deemed compliance) with specified due diligence, reporting, withholding and certification obligations under FATCA or (iii) residence in a jurisdiction that has entered into an intergovernmental agreement with the United States relating to FATCA and compliance with the diligence and reporting requirements of the intergovernmental agreement and local implementing rules; or (2) a “non-financial foreign entity” (as defined under FATCA) that does not furnish proper documentation (typically on IRS Form W-8BEN-E) evidencing either (i) an exemption from FATCA or (ii) adequate information regarding substantial United States beneficial owners of such entity (if any). An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Withholding under FATCA generally applies to payments of dividends on our shares of common stock and to payments of gross proceeds from a sale or other disposition of our shares of common stock. Withholding agents may, however, rely on proposed Treasury Regulations that would no longer require FATCA withholding on payments of gross proceeds. A withholding agent such as a broker, and not us, will determine whether or not to implement gross proceeds FATCA withholding.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the acquisition, ownership and disposition of our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY U.S. FEDERAL, STATE OR LOCAL OR NON-U.S. INCOME AND NON-INCOME TAX LAWS.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.     are the representatives of the underwriters.

Underwriters	Number of Shares

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional    shares of our common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days following the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional    shares of our common stock from us.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors and holders of substantially all of our capital stock and securities convertible into or exchangeable for our common stock have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock, such securities, collectively, Lock-Up Securities, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, or the Lock-Up Period, except with the prior written consent of     . See the section of this prospectus titled “Shares Eligible for Future Sale” for a discussion of other transfer restrictions.

The restrictions described in the immediately preceding paragraph do not, subject in certain cases to various conditions, apply to our officers, directors and holders of substantially all of our capital stock and securities convertible into or exchangeable for our common stock with respect to certain transactions, including: Transfers of Lock-Up Securities (i) as one or more bona fide gifts or charitable contributions, or for bona fide estate planning purposes, (ii) upon death by will, testamentary document or intestate succession, (iii) if the lock-up party is a natural person, to any member of the lock-up party’s immediate family or to any trust for the direct or indirect benefit of such lock-up party or the immediate family of such lock-up party or, if such lock-up party is a trust, to a trustor or beneficiary of the trust or the estate of a beneficiary of such trust, (iv) to a corporation, partnership, limited liability company or other entity of which the lock-up party and the immediate family of the lock-up party are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above, (vi) if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 under the Securities Act) of such lock-up party, (B) to any investment fund or other entity which fund or entity directly or indirectly is controlling, controlled by, managing or managed by or under common control with the lock-up party or affiliates of such lock-up party, or (C) as part of a distribution or transfer by the lock-up party to its stockholders, partners, members or other equityholders or to the estate of any such stockholders, partners, members or other equityholders, (vii) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement, (viii) to us from a current or former employee or other service provider upon death, disability or termination of services, in each case, of such employee or other service provider, (ix) if the lock-up party is not one of our officers or directors, in connection with a sale, transfer or disposal of, or entry into other transactions (including, without limitation, any swap, hedge or similar agreement or arrangement) relating to, such lock-up party’s shares of common stock acquired (A) from the underwriters in this offering or (B) in open market transactions on or after the closing date of this offering or (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase or receive shares of common stock (including, in each case, by way of “net” or “cashless” exercise), including any transfer to us for the payment of the exercise price, tax withholdings or remittance payments due as a result of the vesting, settlement or exercise of such restricted stock units, options, warrants or other rights, or in connection with the conversion of convertible securities, in all such cases pursuant to equity awards granted under a stock incentive plan or other equity award plan, or pursuant to the terms of convertible securities, each as described in this prospectus, provided that any securities received upon such vesting, settlement, exercise or conversion shall be subject to the terms of the lock-up agreement; provided that certain conditions are met.

In addition, the lock-up party may (a) enter into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer, sale or other disposition of the lock-up party’s Lock-Up Securities, if then permitted by us, provided that none of the securities subject to such plan may be transferred, sold or otherwise disposed of until after the expiration of the Lock-Up Period (except as would otherwise be permitted under the lock-up agreement) and no public announcement, report or filing under the Exchange Act, or any other public filing, report or announcement, shall be voluntarily made regarding the establishment of such plan during the Lock-Up Period, and if any such filing, report or announcement shall be legally required during the Lock-Up Period, such filing, report or announcement shall clearly indicate in the footnotes or text thereof that none of the securities subject to such plan may be transferred, sold or otherwise disposed of pursuant to such plan until after the expiration of the Lock-Up Period, (b) (i) transfer its Lock-Up Securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors (or a duly authorized committee thereof) and made available to all holders of our capital stock involving a change of control of us, in one transaction or a series of related transactions, to a person or group of affiliated persons, after such transfer, such person or group of affiliated persons would hold at least a majority of our outstanding voting securities (or the outstanding voting securities of the surviving entity) and (ii) enter into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of Lock-Up Securities in connection with a transaction described in clause (i); provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the lock-up party’s Lock-Up Securities shall remain subject to the provisions of the lock-up agreement, or (c) convert outstanding shares of our convertible preferred stock and non-voting common stock into shares of common stock and exchange warrants to acquire preferred stock for warrants to acquire common stock; provided that any such shares received upon such conversion and exchange shall remain subject to the provisions of the lock-up agreement.

The restrictions on transfers or other dispositions by us described above do not apply to us with respect to (i) this offering, (ii) the issuance of shares of common stock, options to purchase common stock, restricted stock units or other stock-based awards pursuant to, or common stock upon exercise of options or settlement of restricted stock units or upon the exercise, vesting or settlement of other stock-based awards issued pursuant to, any employee stock option plan, incentive plan, stock plan, dividend reinvestment plan or other equity compensation arrangements in place as of or prior to the date of this prospectus and described in this prospectus, (iii) the issuance of common stock upon the conversion of convertible preferred stock outstanding on the date of this prospectus and described in this prospectus, (iv) the issuance of common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, so long as such convertible or exchangeable securities, warrants or options are outstanding on the date of this prospectus and described in this prospectus, (v) filing a registration statement on Form S-8 or a successor form thereto to register common stock issuable pursuant to the terms of any employee equity-based compensation plan, incentive plan, stock plan or dividend reinvestment plan adopted and approved by our board of directors prior to the date of this prospectus and described in this prospectus, and (vi) the issuance of shares of common stock, or any securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock, in connection with any joint venture, commercial or collaborative relationship or the acquisition or license by us of the securities, businesses, property or other assets of another person or entity or pursuant to any employment benefit plan assumed by us in connection with any such acquisition. In the case of clause (vi), the aggregate number of shares of our common stock that we may sell or issue or agree to sell or issue may not exceed 7.5% of the total number of shares of our common stock issued and outstanding immediately following this offering. In addition, each recipient of any shares of our common stock issued or sold pursuant to clause (ii), (iii), or (vi) above must (A) enter into an agreement with us that prohibits the sale, transfer, assignment, pledge or hypothecation of any of our equity securities until the expiration of the Lock-Up Period (and we may not terminate such agreement or release such recipient from the prohibitions in such agreement prior to the expiration of the Lock-Up Period) or (B) execute and deliver to the representatives an agreement having substantially the same terms as those agreements governing the Lock-Up Securities described above prior to, or concurrently with, such issuance or sale.

Prior to the offering, there has been no public market for the shares of our common stock. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our common stock on the Nasdaq Capital Market under the symbol “ODTX.”

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or delaying a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $     . We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $     .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may in the future provide a variety of these services to us and to persons and entities with relationships with us, for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area, each a Relevant Member, no shares have been offered or will be offered pursuant to the offering to the public in that Relevant Member prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member or, where appropriate, approved in another Relevant Member and notified to the competent authority in that Relevant Member, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant Member at any time:

(a) to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant Member means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a) to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Section 86 of the Financial Services and Markets Act, or the FSMA;

provided that no such offer of the shares shall require the Issuer or Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression. “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (Companies (Winding Up and Miscellaneous Provisions) Ordinance) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (Securities and Futures Ordinance), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA), under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (Regulation 32).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This offering document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This offering document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This offering document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.

Switzerland

This offering document is not intended to constitute an offer or solicitation to purchase or invest in the shares of our common stock. The shares of common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act, or FinSA, and no application has or will be made to admit the shares of common stock to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this offering document nor any other offering or marketing material relating to the shares of common stock constitutes a prospectus pursuant to the FinSA, and neither this offering document nor any other offering or marketing material relating to the shares of common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this offering document nor any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this offering document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Brazil

The offer and sale of the securities have not been and will not be registered with the Brazilian Securities Commission, or CVM, and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No 160, dated July 13, 2022, as amended, or unauthorized distribution under Brazilian laws and regulations. The securities may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire the securities through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these securities on regulated securities markets in Brazil is prohibited.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and selected other legal matters in connection with the offering will be passed upon for us by Covington & Burling LLP, Boston, Massachusetts.     , will serve as counsel to the underwriters in connection with this offering.

EXPERTS

The financial statements of Odyssey Therapeutics, Inc. as of December 31, 2024, and for the year then ended, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection at the website of the SEC referred to above. We also maintain a website at https://odysseytx.com; upon closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information on or that can be accessed through our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Odyssey Therapeutics, Inc.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements as of and for the Year Ended December 31, 2024

Odyssey Therapeutics, Inc.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Odyssey Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Odyssey Therapeutics, Inc. and subsidiaries (the “Company”) as of December 31, 2024, the related consolidated statement of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations incurred since inception, expectation of continuing operating losses for the foreseeable future, and the need to raise additional capital to finance its future operations, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Boston, MA

April 24, 2025

We have served as the Company’s auditor since 2022.

Odyssey Therapeutics, Inc.

Consolidated Balance Sheet

(in thousands, except share and per share data)

December 31,
2024
Assets
Current assets:
Cash and cash equivalents	$59,136
Short-term marketable securities	70,218
Prepaid expenses and other current assets	6,156

Total current assets	135,510
Property and equipment, net	12,103
Right-of-use assets	27,367
Goodwill	13,346
Intangible asset	570
Other non-current assets	8,539

Total assets	$197,435

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$6,319
Accrued expenses and other current liabilities	17,520
Lease liabilities, current	4,576

Total current liabilities	28,415
Contingent consideration and warrant liability	10,224
Lease liabilities, non-current	26,430

Total liabilities	65,069
Commitments and contingencies (see Note 14)
Series A convertible preferred stock, net of issuance costs, $0.0001 par value: 45,430,930 shares authorized and 45,414,682 shares issued and outstanding (liquidation preference $224,193)	223,869
Series B convertible preferred stock, net of issuance costs, $0.0001 par value: 26,601,360 shares authorized and 26,601,360 shares issued and outstanding (liquidation preference $168,010)	167,765
Series C convertible preferred stock, net of issuance costs, $0.0001 par value: 28,307,327 shares authorized and 24,901,598 shares issued and outstanding (liquidation preference $124,710)	123,259
Stockholders’ deficit:
Common stock, $0.0001 par value: 143,196,098 shares authorized and 8,611,967 shares issued and outstanding	1
Additional paid-in capital	38,305
Accumulated deficit	(419,492)
Accumulated other comprehensive loss	(1,341)

Total stockholders’ deficit	(382,527)

Total liabilities, convertible preferred stock, and stockholders’ deficit	$197,435

The accompanying notes are an integral part of these audited consolidated financial statements.

Odyssey Therapeutics, Inc.

Consolidated Statement of Operations and Comprehensive Loss

(in thousands, except share and per share data)

Year Ended December 31,
2024
Collaboration revenue	$4,472
Operating expenses:
Research and development	112,579
General and administrative	27,116
Change in fair value of contingent consideration	1,798

Total operating expenses	141,493

Operating loss	(137,021)

Other income (expense), net:
Interest income	8,489
Interest expense	(18)
Other expense, net	(302)

Total other income, net	8,169

Loss before income taxes	(128,852)

Income tax provision	469

Net loss	$(129,321)

Other comprehensive (loss) income:
Foreign currency translation adjustment, net of tax	(515)
Unrealized gain on marketable securities, net of tax	32

Total other comprehensive (loss) income	(483)

Comprehensive loss	$(129,804)

Net loss attributable to common stockholders (see Note 17)	(130,401)

Net loss per share attributable to common stockholders, basic and diluted	$(16.63)

Weighted-average common stock outstanding, basic and diluted	7,841,528

The accompanying notes are an integral part of these audited consolidated financial statements.

Odyssey Therapeutics, Inc.

Consolidated Statement of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share and per share data)

	Series A convertible preferred stock		Series B convertible preferred stock		Series C convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 1, 2024	45,414,682	$223,869	26,601,360	$167,765	19,426,000	$96,571	7,124,496	$1	$27,240	$(289,091)	$(858)	$(262,708)
Exercises of common stock options	—	—	—	—	—	—	195,457	—	510	—	—	510
Vesting of restricted common stock	—	—	—	—	—	—	1,292,014	—	491	—	—	491
Stock-based compensation expense	—	—	—	—	—	—	—	—	8,195	—	—	8,195
Issuance of Series C convertible preferred stock, net of issuance costs of $73	—	—	—	—	4,016,000	20,007	—	—	—	—	—	—
Issuance of Series C-1 convertible preferred stock, net of issuance costs of $30	—	—	—	—	1,459,598	6,681	—	—	789	—	—	789
Deemed dividend upon convertible preferred stock down round adjustment	—	—	—	—	—	—	—	—	1,080	(1,080)	—	—
Other comprehensive loss - foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	—	—	—	(515)	(515)
Other comprehensive income - unrealized gain on marketable securities, net	—	—	—	—	—	—	—	—	—	—	32	32
Net loss	—	—	—	—	—	—	—	—	—	(129,321)	—	(129,321)

Balance as of December 31, 2024	45,414,682	$223,869	26,601,360	$167,765	24,901,598	$123,259	8,611,967	$1	$38,305	$(419,492)	$(1,341)	$(382,527)

The accompanying notes are an integral part of these audited consolidated financial statements.

Odyssey Therapeutics, Inc.

Consolidated Statement of Cash Flows

(in thousands)

Year Ended December 31,
2024
Cash flows from operating activities:
Net loss	$(129,321)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,193
Loss from disposal of property and equipment	4
Accretion of discount on marketable securities	(4,456)
Stock-based compensation expense	8,686
Non-cash rent expense	3,920
Change in fair value of contingent consideration and warrant liability	1,810
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(619)
Other non-current assets	(217)
Accounts payable	(1,698)
Lease liabilities	(3,903)
Accrued expenses and other current liabilities	3,130

Net cash used in operating activities	(117,471)

Cash flows from investing activities:
Maturities of marketable securities	150,159
Purchases of marketable securities	(52,611)
Purchases of property and equipment	(764)

Net cash provided by investing activities	96,784

Cash flows from financing activities:
Proceeds from the issuance of convertible preferred stock, net of issuance costs	27,477
Proceeds from the exercise of common stock options	510
Payment of offering costs	(1,008)

Net cash provided by financing activities	26,979

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	50

Increase (decrease) in cash, cash equivalents and restricted cash	6,342
Cash, cash equivalents and restricted cash, beginning of period	56,004

Cash, cash equivalents and restricted cash, end of period	$62,346

Cash and cash equivalents, end of period	$59,136
Restricted cash, included in other non-current assets, end of period	3,210

Total cash, cash equivalents and restricted cash, end of period	$62,346

Supplemental cash flow information:
Cash paid for income taxes	$495

Cash paid for interest	$18

Supplemental disclosure of non-cash financing and investing activities:
Deferred offering costs (presented as part of other non-current assets) included in accounts payable and accrued expenses and other current liabilities	$3,993

Purchases of property and equipment included in accounts payable	$530

Remeasurement of right-of-use assets and lease liabilities	$530

Unrealized gain on marketable securities	$32

The accompanying notes are an integral part of these audited consolidated financial statements.

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

1.	Description of Business and Liquidity

Business

Odyssey Therapeutics, Inc. (the “Company”) is a clinical-stage biopharmaceutical company seeking to transform the standard of care for patients suffering from autoimmune and inflammatory diseases. To accomplish this, the Company is developing medicines that are designed to precisely target disease pathology with an initial emphasis on the innate immune system.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, completion of preclinical studies and clinical trials, obtaining regulatory approval for product candidates, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and ability to secure additional capital to fund operations. Product candidates currently under development by the Company will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance and reporting capabilities. Even if product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

Liquidity and Going Concern

Since its inception, the Company has devoted substantially all of its resources to business planning, research and development activities, recruiting management and technical staff, raising capital, producing materials for preclinical studies and clinical trials, developing and establishing the Company’s intellectual property portfolio, entering into collaboration agreements, acquiring companies or assets to further the Company’s development programs and building infrastructure to support such activities. The Company has financed its operations primarily through the sale of shares of convertible preferred stock and the proceeds from research collaborations and license agreements.

The Company has incurred losses each year since inception and expects that operating losses and negative cash flows will continue for the foreseeable future as the Company continues to develop its product candidates.

As the Company continues to develop its potential product candidates, it will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. It may never achieve profitability or commercialization, and unless and until it does, it will continue to need to raise additional capital to fund its operations. The Company plans to seek additional funding through private equity financings or other capital sources including collaboration agreements and licensing arrangements. The Company may not be able to obtain financing on acceptable terms, or at all. Management believes that the Company’s cash, cash equivalents, and marketable securities of $129.4 million as of December 31, 2024 is not sufficient to maintain its current and planned operations for at least the next twelve months following the issuance date of these consolidated financial statements. Management has concluded that these conditions, in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern.

If the Company is unable to obtain adequate financing through a private equity financing, management will evaluate alternatives, which may include a delay, reduction or elimination of research and development programs or a reduction of headcount, which could adversely affect future business prospects, and the ability to continue operations.

2.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”), and Accounting Standards Updates (“ASU”), of the Financial Accounting Standards Board (“FASB”). These consolidated financial statements include the accounts of Odyssey Therapeutics, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent liabilities as of the date of the consolidated financial statements as well as the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends, and the assessment of the probable future outcome. The estimates reflected in the Company’s consolidated financial statements include, but are not limited to, certain judgments regarding the fair value of the Company’s common stock, accrued expenses, research and development expenses, contingent liabilities, goodwill, intangible asset valuation and warrant liabilities. Estimates and assumptions are reviewed periodically and the effects of changes, if any, are reflected in the consolidated statement of operations and comprehensive loss in the period that they are determined.

Foreign Currency

The financial statements of the Company’s foreign subsidiaries are measured using the local currencies as the functional currencies. Assets and liabilities are translated from their functional currencies to their U.S. dollar equivalents at balance sheet date exchange rates and revenue and expenses are translated from functional currencies to U.S. dollar equivalents at average exchange rates in effect during the year. Any gain or loss from these translations are included in accumulated other comprehensive loss. Foreign currency transaction gains and losses and transaction gains or losses arising are included in other expense, net in the consolidated statement of operations and comprehensive loss.

Segment Information

The Company considered the Company’s organizational structure and the information regularly reviewed and evaluated by the Company’s chief operating decision maker (“CODM”) when deciding how to allocate resources and assess performance. The Company has determined that its CODM is its Chief Executive Officer (“CEO”). The CODM reviews the financial information on a consolidated basis for purposes of evaluating financial performance and allocating resources. Based on this factor, the Company determined that it operates and manages its business as a single operating segment.

Fair Value of Financial Instruments

ASC Topic 820, Fair Value Measurement (“ASC 820”) identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, or in the absence of a principal market, the most advantageous market for the investment or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•

Level 3 inputs are unobservable inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Cash and Cash Equivalents

The Company considers all highly liquid investments that are readily convertible into cash with original maturities of three months or less at the date of purchase to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed the federal insurance limit. The Company invests excess cash primarily in overnight cash sweeps, money market funds, U.S. treasury bills and U.S. treasury notes, which are highly liquid and have strong credit ratings. These investments are subject to minimal credit and market risks.

Marketable Securities

The Company’s investment strategy is focused on capital preservation. The Company invests in instruments that meet the credit quality standards outlined in the Company’s investment policy. Short-term marketable securities consist of investments in debt securities with original maturities greater than three months and remaining maturities of less than one year from the balance sheet date. The Company classifies all of its marketable securities as available-for-sale. Accordingly, these investments are recorded at fair value. Fair value is determined based on quoted market prices. Accretion of discounts and amortization of premiums are recorded within interest income on the consolidated statement of operations and comprehensive loss. Realized gains and losses are recorded within other income (expense), net on the consolidated statement of operations and comprehensive loss. Unrealized gains and losses are included in other comprehensive (loss) income on the consolidated statement of operations and comprehensive loss.

The Company assesses its available-for-sale debt securities under the available-for-sale debt security impairment model in ASC Topic 326, Financial Instruments - Credit Losses, as of each reporting date in order to determine if a portion of any decline in fair value below carrying value recognized on its available-for-sale debt securities is the result of a credit loss. The Company records credit losses in the consolidated statement of operations and comprehensive loss as a component of other income (expense), net which is limited to the difference between the fair value and the amortized cost of the security. To date, the Company has not recorded any credit losses on its available-for-sale debt securities.

Restricted Cash

The Company classifies all cash of which use is limited by contractual provisions as restricted cash. Restricted cash of $3.2 million is recorded in other non-current assets in the consolidated balance sheet as of December 31, 2024, and includes amounts held as a security deposit for letters of credit issued by banks in favor of the Company in connection with leased facilities and credit card collateral.

Property and Equipment, net

Property and equipment, net is stated at cost, less accumulated depreciation and amortization and consist of laboratory equipment, furniture and office equipment, computer equipment and leasehold improvements. The Company capitalizes property and equipment that is acquired for research and development activities and that has an alternate future use. Expenditures for maintenance and repairs are recorded to expense as incurred. Leasehold improvements are depreciated over the lesser of their useful life or the term of the lease. Depreciation is calculated over the estimated useful lives of the assets using the straight-line method as follows:

Computer hardware and software	3 years
Furniture, fixtures and equipment	5 years
Laboratory equipment	5 years
Leasehold improvements	Shorter of useful life or life of lease

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. In applying ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the promises and performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies the performance obligations. The Company only applies the five-step model to contracts when it is probable that it will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract, determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. As part of the assessment, the Company must develop assumptions that require judgment to determine the standalone selling price for each performance obligation identified in the contract. The Company uses key assumptions to determine the standalone selling price, which may include reimbursement rates for personnel costs, development timelines and probabilities of regulatory success. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is that the period between payment by the customer and the transfer of promised goods or services to the customer will be one year or less.

Arrangements that include upfront payments may require deferral of revenue recognition to a future period until obligations under these arrangements are fulfilled. Event-based milestone payments represent variable consideration and the Company uses the “most likely amount” method to estimate this variable consideration. If there is a high degree of uncertainty associated with the variable consideration, it is constrained until the uncertainty is resolved. Revenue will be recognized from sales-based royalty payments when or as the sales occur. The Company will re-evaluate the transaction price in each reporting period as uncertain events are resolved and other changes in circumstances occur.

Acquisitions

The Company evaluates each of its acquisitions under the accounting framework in ASC Topic 805, Business Combinations (“ASC 805”), to determine whether the transaction is a business combination or an asset acquisition. In determining whether an acquisition should be accounted for as a business combination or an asset acquisition, the Company first performs a screen test. The acquisition is not deemed to be a business combination and is instead accounted for as an asset acquisition if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If the transaction is not deemed to be an asset acquisition, the Company then further evaluates whether the acquisition includes, at a minimum, an input and a substantive process that together significantly contributes to the ability to create outputs. If so, the Company concludes that the acquisition is a business combination.

The Company accounts for business combinations using the acquisition method of accounting. Application of this method of accounting requires that (i) identifiable assets acquired (including identifiable intangible assets) and liabilities assumed generally be measured and recognized at fair value as of the acquisition date and (ii) the excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed be recognized as goodwill, which is not amortized for accounting purposes but is subject to testing for impairment at least annually. Determining the fair value of assets acquired and liabilities assumed in a business combination requires management to use significant judgment and estimates.

For asset acquisitions, the transactions are accounted for under ASC 805, Business Combinations, and no goodwill is recognized. Rather, the Company recognizes the identifiable assets acquired (excluding goodwill) and the liabilities assumed and recognizes a gain or loss for the difference between (a) the sum of the fair values of consideration paid (including any contingent consideration) and (b) the fair value of the identifiable assets and liabilities. Acquired in-process research and development (“IPR&D”) with no alternative future use is charged to research and development expense on the acquisition date.

Acquisition-related expenses incurred by the Company in business combinations are not included as a component of consideration transferred but are accounted for as an expense in the period in which the costs are incurred. There were no acquisitions during the year ended December 31, 2024.

Impairment of Long-Lived Assets

The Company reviews its property and equipment, right-of-use assets, and intangible assets whenever events or changes in circumstances indicate that the carrying value of certain assets might not be recoverable and recognizes an impairment loss when it is probable that an asset’s realizable value is less than the carrying value. No impairment charges were recognized for the year ended December 31, 2024.

Goodwill

Goodwill is not amortized but is instead tested for impairment at least annually and whenever events or circumstances indicate that it is more likely-than-not that goodwill may be impaired. The Company has elected to perform the annual test for goodwill impairment as of October 1 each year. No impairment charges were recognized for the year ended December 31, 2024.

Intangible Asset

The Company’s intangible asset is comprised of purchased developed technology. The intangible asset is carried at cost, net of accumulated amortization. Amortization is recorded on a straight-line basis over the intangible asset’s useful life, which is five years. No impairment charges were recognized for the year ended December 31, 2024.

Contingent Consideration

Contingent consideration payable is measured and recorded at fair value on the acquisition date as part of the allocation of the purchase consideration. The fair value of contingent obligations to make additional payments, is determined based on assumptions regarding the achievement of development and regulatory milestones, and the occurrence of other qualifying events, with changes in fair value reflected in the consolidated statement of operations and comprehensive loss as a component of operating expenses. The determination of fair value requires management to use subjective judgments as to the probability and timing of a qualifying event, and development and regulatory milestones. The determination of the fair value of contingent considerations obligation is particularly sensitive to judgments relative to the probability of achieving the specified development and regulatory milestones, and the occurrence of a qualifying event.

Stock-Based Compensation Expense

The Company accounts for stock-based compensation under the provisions of ASC Topic 718, Compensation-Stock Compensation. The Company periodically grants stock options and restricted stock awards to employees and non-employees. Compensation expense is measured at estimated fair value on the grant date, and is included as compensation expense over the requisite service period, which is the vesting period during which an employee provides service in exchange for the award, on a straight-line basis. Compensation expense for awards to non-employees is recognized in the same manner as if the Company had paid cash in exchange for the goods or services, which is generally over the vesting period of the award. Forfeitures are accounted for as they occur. The Company classifies stock-based compensation expense in the consolidated statement of operations and comprehensive loss in the same manner in which the award recipients’ payroll costs are classified or in which the award recipients’ service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model, which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the award, the risk-free interest rate, and expected dividends. The fair value of each restricted stock award granted is measured on the date of grant at the estimated fair value of the common stock.

Because there has not historically been a public market for the Company’s common stock, the estimated fair value of common stock was determined by the Company’s Board of Directors as of the date of each option grant, with inputs from management, considering third-party valuations of its common stock as well as the Company’s Board of Directors’ assessment of additional objective and subjective factors that it believed were relevant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The Company estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies. The expected term of the Company’s stock options has been determined utilizing the “simplified” method. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant for time periods approximately equal to the expected term of the award.

There is no expected dividend yield since the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

Leases

At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the facts and circumstances present in the arrangement including the use of an identified asset(s) and the Company’s control over the use of that identified asset. If both criteria are met, the Company records the associated lease liability and corresponding right-of-use asset upon commencement of the lease using the implicit rate or, if the rate implicit on the lease is not reasonably determinable, a discount rate based on a credit-adjusted secured borrowing rate commensurate with the term of the lease. The Company has elected to not recognize on its consolidated balance sheet leases with a lease term of one year or less. Leases with a term greater than one year are recognized on the consolidated balance sheet as right-of-use assets and current and noncurrent operating lease liabilities, as applicable.

The Company evaluates the classification of its leases as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: (i) the lease transfers ownership of the asset by the end of the lease term, (ii) the lease contains an option to purchase the asset that is reasonably certain to be exercised, (iii) the lease term is for a major part of the remaining useful life of the asset, (iv) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset, or (v) the leased asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease. A lease is classified as an operating lease if it does not meet any of these criteria.

Operating lease liabilities and their corresponding operating lease right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Since the Company does not have insight into the relevant information that would be required to arrive at the rate implicit in the lease, the Company utilizes an estimated incremental borrowing rate to determine the discount rate. The incremental borrowing rate is a hypothetical rate based on the Company’s understanding of what its credit rating would be, adjusted to reflect a collateralized borrowing.

Certain adjustments to the right-of-use assets may be required for items such as lease incentives received. The Company typically only includes the initial noncancellable period in its assessment of a lease term. Options to extend a lease are not included in its assessment unless there is reasonable certainty that the Company will exercise its option to renew. The Company monitors its plans to renew its material leases based on current economic factors and as circumstances may change.

The Company has elected the practical expedient in ASC 842, Leases, to not separate lease and non-lease components (e.g., common area maintenance) and is applying this expedient to leases of all underlying asset classes. Lease cost for operating leases is recognized on a straight-line basis over the lease term as an operating expense. Variable lease costs, including non-fixed common area maintenance, utilities and other lease operating costs are expensed as incurred as operating expenses.

The carrying value of the Company’s right-of-use assets is substantially concentrated in the leasing of office and laboratory space, and equipment.

Warrant Liability

Freestanding warrants related to shares that are redeemable outside of the control of the Company are classified as liabilities on the Company’s consolidated balance sheet. The warrants are initially recorded at fair value on the date of issuance and are subsequently remeasured to fair value at each balance sheet date. Changes in the fair value of these warrants are recognized as a component of other expense, net in the Company’s consolidated statement of operations and comprehensive loss. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, or if and when the warrants meet the criteria for equity classification. The Company classifies the liabilities as other noncurrent liabilities in the accompanying audited consolidated balance sheet as the settlement of the warrants is not expected within the next twelve months.

Convertible Preferred Stock

The Company has classified its convertible preferred stock as temporary equity in the accompanying consolidated balance sheet due to terms that allow for redemption of the shares in cash upon certain changes in control events or deemed liquidation events that are outside of the Company’s control. The Company did not accrete the carrying values of the convertible preferred stock to the redemption values since a change in control event was not considered probable of occurring as of December 31, 2024. Subsequent adjustments of the carrying values to the ultimate redemption values will be made only when it becomes probable that such a change in control event is probable of occurring.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are direct and incremental costs associated with the in-process public equity financing as deferred offering costs until such financing is consummated. After the consummation of such equity financing, these costs are recorded as a reduction of the proceeds generated as a result of the offering within additional paid-in capital. Should the planned equity financing be abandoned, the deferred offering costs, currently recorded within other non-current assets, will be expensed immediately as a charge to operating expenses in the statement of operations and comprehensive loss. The Company recorded $5.0 million of deferred offering costs within other non-current assets as of December 31, 2024.

Research and Development Expenses

Expenditures relating to research and development are expensed as incurred. Non-refundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received.

The Company is required to estimate its accrued research and development expenses as of each balance sheet date. In accruing service fees, the Company estimates the time period over which services will be performed and the level of effort to be expended in each period. The financial terms of these contracts are subject to negotiation, which vary by contract and may result in payments that do not match the periods over which materials or services are provided. The Company accrues the costs incurred under the agreements based on an estimate of actual work completed in accordance with the agreements. In circumstances where amounts have been paid in excess of costs incurred, the Company records the excess as a prepaid expense and recognizes as expense as the goods are received or the related services are rendered.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance against deferred tax assets is recorded if, based on the weight of the available evidence, it is more likely than not that some or all the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions using a more-likely-than-not threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors, including, but not limited to, changes in the law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. The Company recognizes interest and penalties related to income tax, if any, within income tax provision.

Provisions of the U.S. Tax Cuts and Jobs Act (“U.S. Tax Act”) became effective for the Company upon inception. The Global Intangible Low-Taxed Income (“GILTI”) provision requires that the Company be subject to U.S. taxation on a portion of its foreign subsidiary earnings that exceed an allowable return. The Company has elected to treat any GILTI inclusion as a period expense in the year incurred.

Net Loss Per Share

The Company follows the two-class method when computing net loss per share as the Company has issued convertible preferred stock which are participating securities. The two-class method determines net loss per share for each class of common and participating securities, according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss attributable to common stockholders is computed by adjusting net loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of diluted securities. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, including potential dilutive common stock.

Dividends on convertible preferred stock increase net loss to arrive at loss available to common stockholders, which is the numerator in the calculation of basic net loss and diluted net loss. Such dividends include deemed dividends such as adjustments triggered by down round features.

The Company’s convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reported a net loss attributable to common stockholders, such losses are not allocated to such participating securities. In periods in which the Company reported a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common stock are not assumed to have been issued if their effect is antidilutive. The Company reported a net loss attributable to common stockholders for the year ended December 31, 2024.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk primarily consist of cash, cash equivalents and marketable securities. The Company invests its cash and cash equivalents in overnight insured cash sweeps, money market funds, U.S. treasury bills and U.S. treasury notes.

Emerging Growth Company Status

The Company is an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). Under the JOBS Act, EGCs can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an EGC or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently Adopted and Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies, and the Company adopts such pronouncements as of the specified effective date. Unless otherwise discussed below, the Company does not believe that the adoption of recently issued standards has had or may have a material impact on the Company’s consolidated financial statements or disclosures.

In November 2023, the FASB issued Accounting Standard Update, or ASU, 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve reportable segment disclosure requirements, primarily through additional disclosures about significant segment expenses. The standard became effective for the annual reporting period ended December 31, 2024, and the standard was applied retrospectively to all prior periods presented in the financial statements. The adoption of this standard had no material impact to the Company’s consolidated balance sheet, statement of operations and comprehensive loss, or cash flows. See Note 19 for new disclosures related to segment reporting.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This amended guidance applies to all entities and broadly aims to enhance the transparency and decision usefulness of income tax disclosures. For public entities, the amendments in this update are effective for fiscal years beginning after December 15, 2024, and for entities other than public entities, the amendments in this update are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for any annual periods for which financial statements have not been issued or made available for issuance. The Company is currently analyzing the impact that ASU No. 2023-09 will have on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, or ASU 2024-03, which is intended to provide more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation and amortization) included in certain expense captions presented on the statement of operations. The guidance in ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for periods after the effective date of ASU 2024-03 or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact that the adoption of ASU 2024-03 may have on its consolidated financial statements and disclosures for fiscal years beginning after December 15, 2026.

3.	Goodwill and Intangible Asset

The Company’s goodwill and intangible asset relate to the purchase of Rahko Limited (“Rahko”) in 2021, which was accounted for as a business combination.

Goodwill

Goodwill and the effect of foreign currency translation is as follows:

Goodwill balance as of January 1, 2024	$13,554
Effect of foreign currency translation	(208)

Goodwill balance as of December 31, 2024	$13,346

Intangible Asset

The Company’s intangible asset is comprised solely of developed technology and is being amortized using the straight-line method which reflects the pattern in which the economic benefits of the asset are consumed, over its estimated useful life of five years.

The following tables present the intangible asset, current and future amortization, and the effect of foreign currency translation:

Year Ended December 31,
2024
Intangible asset balance as of January 1	$1,655
Effect of foreign currency translation	(26)

Intangible asset balance as of December 31	1,629

Accumulated amortization	(1,059)

Intangible asset, net	570

Future amortization:
2025	325
2026	245

Total future amortization	$570

4.	Collaboration and License Agreements

Pfizer MTA

In December 2022, the Company entered into a material transfer and evaluation agreement (the “Pfizer MTA”) with Pfizer, Inc. (“Pfizer”) in which the Company granted to Pfizer a nonexclusive license to access the Company’s intellectual property. Under the Pfizer MTA, the Company and Pfizer will jointly conduct research to identify novel hits using the Company’s natural product platform to initiate a preclinical drug discovery program against an oncogenic transcription factor.

The Company determined that the Pfizer MTA represents a contract with a customer and consists of one combined performance obligation for the nonexclusive license and the promise to provide research and development services (“R&D services”) to Pfizer, as the license and promise are not capable of being distinct in the context of the contract. The Pfizer MTA is for an initial period of two and one-half years or upon completion of the research if completed or terminated earlier. In addition, the Pfizer MTA contains two options that require the Company to provide further R&D services to Pfizer (the “First Pfizer Option” and “Second Pfizer Option”, collectively the “Pfizer Options”). The Company evaluated the options to continue the R&D services and concluded that these options did not represent material rights, as they were deemed to be for additional R&D services that are at their standalone selling price.

In 2023, Pfizer paid the Company a nonrefundable upfront payment of $1.0 million in exchange for the nonexclusive license as well as R&D services performed by the Company over the initial period. In addition, the Company is eligible to receive contingent payments of up to $985 thousand following the completion of additional R&D services under the Pfizer MTA.

The Company determined the transaction price at inception to be the upfront payment of $1.0 million, as the variable consideration for additional R&D services was subject to constraint at contract inception. At each reporting period, the Company will reevaluate the variable consideration subject to constraint and, if necessary, will adjust its estimate of the overall transaction price.

In December 2023, the First Pfizer Option was exercised, and the Company invoiced $0.4 million under the terms of the Pfizer MTA. As such, the Company updated the estimated transaction price to be $1.4 million as the uncertainty related to the First Pfizer Option was resolved. In December 2024, the Second Pfizer Option was exercised and the Company invoiced an additional $0.4 million under the terms of the Pfizer MTA. The Company updated the estimated transaction price to be $1.9 million as the uncertainty related to the Second Pfizer Option was resolved. The Company will recognize the associated revenue over the remaining performance period according to its measure of progress. The adjustments to revenue upon updating the estimated transaction price upon each option was de minimis.

Revenue from the Pfizer MTA is recognized over the estimated performance of the R&D services using the time-elapsed input method which the Company believes best depicts the transfer of control to Pfizer. The Company recognized $0.5 million of revenue associated with the Pfizer MTA during the year ended December 31, 2024 which is included in collaboration revenue on the consolidated statement of operations and comprehensive loss. As of December 31, 2024, the Company recorded deferred revenue of $0.4 million within accrued expenses and other current liabilities on the consolidated balance sheet. As of December 31, 2024, the Company expects to recognize the remaining deferred revenue over the remaining estimated research and development period of approximately 6 months.

Strategic Collaboration, Option, and License Agreement

On March 29, 2024, the Company entered into a strategic collaboration, option and license agreement (the “J&J Agreement”) with Janssen Pharmaceutica NV, a Johnson & Johnson company (“J&J”) to jointly discover and optimize small molecule medicines against select therapeutic targets using the Company’s artificial intelligence and machine learning capability.

Each party granted to the other party a non-exclusive, royalty-free, worldwide license (the “Research License”) to certain intellectual property in connection with the other party’s research activities under the J&J Agreement (the “Initial R&D Services”). The Company also granted J&J an option to obtain an exclusive commercial license with respect to each program within a specified time period. On a program-by-program basis, if J&J elects to exercise such option or if J&J initiates certain research activities for a program (without exercising such option), the Company would be entitled to a payment in the mid-single digit millions of dollars. J&J may elect up to four replacement targets prior to the earlier of the end of the research term or exercise of the option to obtain a commercial license.

J&J paid the Company a nonrefundable upfront payment of $6.5 million in connection with the entry into the J&J Agreement and the Company is also eligible to receive reimbursement for additional R&D services conducted incremental to the initial R&D services. The Company will be eligible to receive, subject to the achievement of certain research, development, commercialization approval and sales milestones and the option exercise described below, additional milestone payments in an aggregate amount of approximately $839.0 million from J&J. The Company will also be eligible to receive low to mid-single digit percentage in tiered royalties based on the aggregate net sales of certain products that arise from the J&J Agreement, if approved (subject to certain deductions). The applicable royalties will be payable to the Company in a given country commencing on the date of first commercial sale of a royalty product in such country and ending upon the latest of (i) the date of expiration of the last-to-expire valid claim included in certain intellectual property, (ii) a designated period of time following the first commercial sale in such country and (iii) the date of expiration of all regulatory exclusivity for the applicable product in such country.

The J&J Agreement is managed by a joint research committee (the “JRC”), in which both parties are represented equally. The JRC is tasked with the oversight and decision-making in relation to the activities to be conducted by the parties to the J&J Agreement. The JRC also oversees the progress under the development plan and budget.

The Company determined that the J&J Agreement represents a contract with a customer under ASC 606, Revenue from Contracts with Customers and consists of the following two distinct performance obligations at contract inception as determined under ASC 606: (i) the grant of the research licenses, the transfer of the research materials, project governance through the JRC and the promise to provide certain research services which are combined as a single performance obligation (the “First Performance Obligation”) and (ii) the grant of the research licenses, the transfer of research materials, project governance through the JRC and the promise to provide certain other research services which are combined as a single performance obligation (the “Second Performance Obligation”). For both performance obligations, the grant of the research licenses, project governance through the JRC, transfer of the research materials and providing of research services were combined as a single performance obligation as the obligations were determined to be highly interdependent and are not capable of being distinct within the context of the contract. The research services provided under the First Performance Obligation and the Second Performance Obligation are not highly interdependent and are capable of being distinct within the context of the contract. The research services to be provided under the First Performance Obligation and Second Performance Obligation are expected to be performed over a period of twelve months and ten months, respectively, from the contract execution date. The Company evaluated the option to provide the exclusive commercial license and concluded that the option does not represent a material right, as the option exercise fee is not offered at a significant and incremental discount. The Company also evaluated the right to the election of a replacement target and concluded that the right does not represent a material right, as the replacement target does not provide J&J with a significant and incremental discount.

The Company determined the transaction price at inception to be the up-front payment of $6.5 million, as the variable consideration for research reimbursement on additional R&D services and development milestones were subject to constraint at contract inception. Research reimbursement on additional R&D services will be included in the transaction price as related costs are incurred. Development milestones will be included in the transaction price when achievement of the applicable milestone is considered probable. At each reporting period, the Company will reevaluate the variable consideration subject to constraint and, if necessary, will adjust its estimate of the overall transaction price. At contract inception, the Company allocated the transaction price of $6.5 million between the two performance obligations based on their relative standalone selling price, using an expected cost plus margin approach, resulting in $3.3 million being allocated to the First Performance Obligation and $3.2 million being allocated to the Second Performance Obligation.

Revenue from the J&J Agreement is recognized over the estimated performance of the initial research and development services using the cost incurred input method, which the Company believes best depicts the transfer of control to J&J. The Company recognized $4.0 million of revenue associated with the J&J Agreement during the year ended December 31, 2024, of which $1.3 million is related to the First Performance Obligation and $2.7 million is related to the Second Performance Obligation, and is recorded as collaboration revenue on the consolidated statement of operations and comprehensive loss. As of December 31, 2024, the Company has recorded $2.5 million of deferred revenue within accrued expenses and other current liabilities on the consolidated balance sheet, of which $1.9 million is related to the First Performance Obligation and $0.6 million is related to the Second Performance Obligation. The deferred revenue for the First Performance Obligation and the Second Performance Obligation is expected to be recognized over the next twelve months. During the year ended December 31, 2024, there have been no development, commercial, and sales-based milestone payments or royalties based on sales of the program milestones achieved under the J&J Agreement.

Deferred Revenue and Accounts Receivable

Deferred revenue associated with collaboration and license agreements is recorded within accrued expenses and other current liabilities on the consolidated balance sheet (see Note 8). The following table summarizes the changes in deferred revenue:

Year Ended December 31,
2024
Beginning balance	$406
Additions	6,943
Deductions	(4,472)

Ending balance	$2,877

The following table summarizes the change in accounts receivable:

Year Ended December 31,
2024
Beginning balance	$443
Additions	6,943
Deductions	(6,943)

Ending balance	$443

The Company recognized the following revenues from amounts included in deferred revenue as of the beginning of the period:

Year Ended December 31,
2024
Amounts included in deferred revenue as of the beginning of the period	$406

Terray Collaboration Agreement

On September 11, 2024, the Company entered into a collaboration and license agreement with Terray Therapeutics, Inc. (the “Terray Agreement”) in which the Company and Terray granted to each other certain royalty-free, fully paid-up, co-exclusive licenses in order to collaborate to discover, develop, and commercialize or out-license products directed to interferon regulatory factor 5 (“IRF5”) under a profit and loss share arrangement. The activities performed under the Terray Agreement are governed by a joint steering committee, made up of two employees designated by each party.

No upfront payments were made upon the execution of the Terray Agreement in consideration for the grant of the licenses and there have not been any payments made or received from the profit and loss share arrangement under the Terray Agreement as of December 31, 2024.

5.	Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the financial assets and liabilities carried at fair value on a recurring basis:

	December 31, 2024
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets:
Money market funds	$51,574	$51,574	$—	$—

	$51,574	$51,574	$—	$—

U.S. treasury bills and U.S. treasury notes	$70,218	$—	$70,218	$—

	$70,218	$—	$70,218	$—

Financial Liabilities:
Contingent consideration	$10,179	$—	$—	$10,179
Warrant liability	45	—	—	45

	$10,224	$—	$—	$10,224

There were no changes in valuation techniques or transfers between Levels 1, 2 or 3 for the periods presented.

Marketable securities classified as Level 2 within the valuation hierarchy generally consist of U.S. treasury bills and treasury notes. The Company estimates the fair values of marketable securities by taking into consideration valuations obtained from third-party pricing sources.

The Company’s other financial instruments not carried at fair value consist primarily of cash and cash equivalents (except investments in money market funds, as disclosed above), accounts payable and accrued expenses and other current liabilities, for which fair values approximate their carrying amounts, due to the short-term nature of these instruments.

Valuation of Contingent Consideration

The contingent consideration in the below tables relates to the estimated fair value of future payments that may be made by the Company to the members of IFM Discovery, LLC (“IFM”) and Rahko as described below. The fair value of the contingent consideration was determined based on significant inputs not observable in the market, which represent Level 3 measurements.

IFM

In May 2022, the Company acquired all of the membership interests in IFM. The total purchase consideration was $3.1 million, which consisted of the following: (i) 81,240 shares of non-voting common stock at closing with the estimated fair value of $0.2 million, (ii) cash consideration of $0.9 million at closing, (iii) a deferred payment of $0.9 million, which was paid in June 2022 and (iv) contingent consideration in cash of up to $30.0 million, payable once for each of the NLR family pyrin domain containing 1 (“NLRP1”) and melanoma differentiation-associated protein 5 (“MDA5”) programs upon the first achievement of certain development, commercial, regulatory and sales milestones related to each such program. The estimated fair value of the contingent consideration was determined to be $1.1 million on the acquisition date. The contingent consideration is remeasured at each balance sheet date.

The fair value of the contingent consideration related to development, commercial, regulatory and sales milestones was based on the discounted cash flow valuation technique. The technique considered the following assumptions: (i) the probability and timing of achieving the specified milestones as of the valuation date and (ii) the market-based discount rates, with the most significant assumptions being the timing of the projected milestones and the probability of the milestones being achieved. The fair value of the contingent consideration could change in future periods depending on the prospects for the Company’s MDA5 and NLRP1 drug discovery programs acquired as part of the IFM transaction achieving development, commercial, regulatory and sales milestones. The estimated contingent consideration as of December 31, 2024, related to the IFM acquisition, was $1.7 million.

The following table sets forth the significant inputs to the discounted cash flow technique used to value contingent consideration for IFM as of December 31, 2024:

Significant Unobservable Inputs	December 31, 2024
Discount rate	10.5%
Projected milestone timing	3 to 11.25 Years
Probability of milestone achievement - NLRP1 program	5.0% - 35.0%
Probability of milestone achievement - MDA5 program	5.0% - 35.0%

Significant increases or decreases in these inputs could result in a significantly lower or higher fair value measurement of the contingent consideration liability.

Rahko

The Rahko acquisition included additional consideration payable of up to $30.0 million to the previous shareholders of Rahko upon the achievement of certain qualifying events, including (a) following the Company’s completion of an initial public offering (“IPO”) or public listing of the Company’s shares on certain designated exchanges, upon the first occurrence of the total market capitalization of the Company being equal to or in excess of $1.5 billion, or (b) an exit event such as (i) a transaction or transactions by which more than 50% of the combined voting power of then outstanding voting securities of the Company are acquired, (ii) consolidation or merger of the Company into another entity, or (iii) sale or disposition of substantially all of the assets of the Company, in each case for which the potential proceeds are equal to or in excess of $1.5 billion. The fair value of the contingent consideration was determined based on a Monte-Carlo simulation model that utilizes a geometric Brownian motion to estimate the equity value of the Company at expected qualifying event dates. The Company applied risk-free rate, volatility and discount rate assumptions to simulate the expected equity value of the Company as of the expected qualifying event dates. The risk-free rate was based upon the interest rates corresponding to the time period for U.S. Treasury notes published by the U.S. Federal Reserve. The volatility was estimated based on equity volatility indications from the guideline public companies and the capital structure of the Company.

The contingent consideration as of the date when the Company has met the certain market capitalization threshold following a certain qualifying event was discounted to the measurement date using a discount rate that is based on all-in market yields for publicly traded debt securities of comparable credit quality to the contingent consideration payments. The discounted amount of contingent consideration and the equity values are subject to the Monte-Carlo simulations for 100,000 trials to derive the fair value of the contingent consideration. The estimated contingent consideration as of December 31, 2024, related to the Rahko acquisition was $8.5 million.

The following table sets forth the probability of completing an IPO (measured as a standalone metric separate from the other necessary triggers for the contingent consideration related to the Rahko acquisition), which was a significant input to the Monte-Carlo simulation used to value such contingent consideration:

As of December 31, 2024
Expected IPO Date	Probability of IPO Event	Discount Rates	Risk Free Rate Applied to Equity Value	Equity Volatility
February 15, 2025	45%	11.3%	4.6%	89.3%
April 30, 2025	22%	11.3%	4.6%	89.5%
February 15, 2026	4%	11.3%	4.6%	88.9%
August 15, 2026	4%	11.3%	4.6%	89.6%
*	25%	11.3%	Varies	Varies

*

Reflects the probability weighted expected term of 1.42 years for the remaining scenarios between July 2025 and March 2027 with each scenario weighted 2.5% overall for an aggregate probability weight of 25%.

Significant increases or decreases in these inputs could result in a significantly lower or higher fair value measurement of the contingent consideration liability.

Valuation of LSA Warrant Liability

In March 2022, the Company issued a warrant to purchase up to 64,992 shares of Series A-2 convertible preferred stock, subject to vesting (the “LSA Warrants”) (see Note 10 for additional details of the transaction pursuant to which such LSA Warrant was issued). The LSA Warrant has an exercise price of $6.15 and will expire ten years from the date of issuance. As of December 31, 2024, the LSA Warrant, representing the right to purchase 16,248 shares of Series A-2 convertible preferred stock, was issued and outstanding. The right to purchase the remaining 48,744 shares was forfeited upon termination of the LSA.

The estimated fair value of the LSA Warrant liability was determined using an option pricing model with the following assumptions:

Significant Unobservable Inputs	December 31, 2024
Expected term until a liquidity event (in years)	2
Volatility	80%
Risk-free interest rate	4.3%
Annual dividend rate	0%

The following table presents a roll-forward of the aggregate fair values of the Company’s liabilities for which fair value is determined by Level 3 inputs:

	Warrant Liability	Contingent Consideration
Balance as of January 1, 2024	$33	$8,381
Change in fair value	12	1,798

Balance as of December 31, 2024	$45	$10,179

6.	Cash, Cash Equivalents, Restricted Cash, and Marketable Securities

The following table summarizes the Company’s cash and cash equivalents, and restricted cash:

	Year Ended December 31, 2024
	Beginning of period	End of period
Cash and cash equivalents	$52,545	$59,136
Restricted cash included in other non-current assets	3,459	3,210

Total cash, cash equivalents and restricted cash per the consolidated statement of cash flows	$56,004	$62,346

The following tables summarize the Company’s marketable securities held as of December 31, 2024.

	December 31, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable securities
U.S. treasury bills and U.S. treasury notes	70,186	43	(11)	70,218

	$70,186	$43	$(11)	$70,218

As of December 31, 2024, marketable securities were in a de minimis net unrealized gain position. These amounts are included in other comprehensive income (loss) in the consolidated statement of operations and comprehensive loss. As of December 31, 2024, the aggregate fair value of marketable securities that were in an unrealized loss position for less than twelve months was $30.4 million. There were no securities in an unrealized loss position for more than twelve months as of December 31, 2024.

The Company determined that there was no material credit risk associated with the above investments as of December 31, 2024. The Company has the intent and ability to hold such securities until recovery. As a result, the Company did not record any charges for credit-related impairments for its marketable securities during the year ended December 31, 2024. No available-for-sale debt securities held as of December 31, 2024 had remaining maturities greater than 7 months.

7.	Property and Equipment, Net

Property and equipment and related accumulated depreciation consist of the following:

December 31, 2024
Laboratory equipment	$20,836
Furniture, fixtures and equipment	667
Computer hardware and software	960
Finance lease	156
Assets not yet placed in service	602
Leasehold improvements	306

23,527
Less: accumulated depreciation	(11,424)

Total	$12,103

Total depreciation expense for the year ended December 31, 2024, was $4.7 million.

8.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

December 31, 2024
Employee compensation, benefits, and recruiting	$6,174
External research and supplies	1,978
Deferred offering costs	3,891
Professional fees	1,847
Deferred revenue	2,877
Taxes payable	169
Accrued other	584

Total	$17,520

9.	Leases

In September 2021, the Company entered into an eight-year lease agreement for 45,632 square feet of space for its corporate headquarters located in Boston, Massachusetts. The Company is also party to several leases for office and laboratory space in San Diego, California, Ann Arbor, Michigan, New York, New York, and Frankfurt, Germany, as well as leases for certain laboratory equipment.

In August 2024, the Company entered into a lease extension agreement for its Frankfurt, Germany laboratory space for an additional two-year term. The Company accounted for the lease extension as a modification of the existing lease and remeasured the right-of-use (“ROU”) asset and lease liability by calculating the present value of lease payments, discounted at 7.4%, the Company’s incremental borrowing rate in August 2024, over the new lease term. The modification resulted in an increase in the ROU asset and lease liability of $0.5 million, recorded in the consolidated balance sheet as of December 31, 2024.

The right-of-use assets and lease liabilities are recorded within the consolidated balance sheet as follows:

	Consolidated Balance Sheet Classifications	December 31, 2024
Assets:
Right-of-use assets - operating	Right-of-use assets	$27,367
Right-of-use assets - financing (1)	Property and equipment, net	156

Total Right-of-use assets		$27,523

Liabilities:
Current:
Operating lease liabilities	Lease liabilities - current	$4,451
Financing lease liabilities	Lease liabilities - current	125

Total lease liabilities - current		$4,576

Noncurrent:
Operating lease liabilities	Lease liabilities - noncurrent	$26,430
Financing lease liabilities	Lease liabilities - noncurrent	—

Total lease liabilities - noncurrent		$26,430

Total lease liabilities		$31,006

(1)	Finance lease right-of-use assets are recorded net of accumulated amortization of $0.4 million as of December 31, 2024.

The components of lease costs are recorded within the consolidated statement of operations and comprehensive loss as follows:

Year Ended December 31,
2024
Operating lease costs	$7,112
Variable lease costs	3,362

Total lease costs	$10,474

For the year ended December 31, 2024, the Company recognized interest expense related to finance leases of $18, which is included within interest expense in the consolidated statement of operations and comprehensive loss.

Year Ended December 31,
Supplemental cash flow information	2024
Operating cash flows included in the measurement of operating lease liabilities	$6,964
Financing cash outflows for finance lease liabilities	$149
Remeasurement of right-of-use assets resulting from lease modifications	$530

As of December 31,
Lease term and discount rate	2024
Weighted-average remaining lease term - operating leases	5.4 years
Weighted-average discount rate - operating leases	10.1%
Weighted-average remaining lease term - financing leases	0.9 years
Weighted-average discount rate - financing leases	9.5%

Future minimum lease payments under noncancellable operating and financing leases as of December 31, 2024, are as follows:

	Operating Leases	Financing Leases
2025	7,322	130
2026	7,477	—
2027	7,059	—
2028	7,240	—
2029	6,224	—
Thereafter	4,938	—

Total future minimum lease payment	$40,260	$130

Less: imputed interest	(9,379)	(5)

Total lease liabilities	$30,881	$125

10.	Note Payable

In March 2022, the Company entered into a loan and security agreement (“LSA”) with Pacific Western Bank (acquired by Bank of California in November 2023) which provided borrowing capacity of up to $20.0 million. The Company borrowed $5.0 million at closing and made monthly interest-only payments at a rate equal to the greater of the Prime Rate (as defined in the LSA) or 4.00%. The loan was scheduled to mature in September 2026, however the Company repaid the outstanding principal including accrued interest and terminated the LSA in April 2023, and as such, no interest expense has been recorded during the year ended December 31, 2024.

In connection with the LSA, the Company issued the LSA Warrant to purchase 64,992 shares of the Company’s Series A-2 convertible preferred stock with an exercise price of $6.15 that was exercisable based on the proportion of amounts borrowed to the borrowing capacity. At the LSA Warrant issuance date, the right of the holder to purchase 16,248 shares immediately vested and was exercisable. The right to purchase these shares expires ten years after the issuance date. The right to purchase the remaining 48,744 shares was forfeited upon termination of the LSA. As of December 31, 2024, the right to purchase the 16,248 shares of Series A-2 convertible preferred stock was outstanding. The LSA Warrant requires liability classification under the guidance in ASC 480, Distinguishing Liabilities from Equity, as the Series A-2 convertible preferred stock underlying the LSA Warrant is redeemable outside of the control of the Company.

11.	Common Stock

The Company has two classes of common stock that are authorized and outstanding: voting and non-voting. Holders of voting common stock are entitled to one vote per share on all matters on which stockholders have the right to vote, including director elections. Holders of non-voting common stock are not entitled to vote, except as may be required under Delaware law. All other rights and privileges of voting common stock and non-voting common stock are the same. As of December 31, 2024, there were 8,530,727 shares of voting common stock and 81,240 shares of non-voting common stock issued and outstanding. In addition, the Company had 310,506 issued shares of common stock that were subject to vesting as of December 31, 2024 (see Note 13).

12.	Convertible Preferred Stock

In 2021, the Company issued Series A, Series A-1 and Series A-2 convertible preferred stock in exchange for cash and the conversion of certain promissory notes. In March 2022, the Company issued an additional 1,624,803 shares of Series A-2 convertible preferred stock at a purchase price of $6.15 per share for an aggregate purchase price of $10 million.

In May 2022, the Company issued and sold 14,469,169 shares of Series B convertible preferred stock at a purchase price of $6.32 per share for an aggregate purchase price of $91.4 million. In September 2022, the Company issued an additional 12,132,191 shares of Series B convertible preferred stock to the same investors at $6.32 per share for an aggregate purchase price of $76.7 million.

In October 2023, the Company entered into a Series C Preferred Stock Purchase Agreement pursuant to which the Company issued and sold 19,426,000 shares of Series C convertible preferred stock, at a purchase price of $5.00 per share for an aggregate purchase price of $97.1 million. Between January 2024 and August 2024, the Company issued an additional aggregate amount of 4,016,000 shares of Series C convertible preferred stock to new investors, each at a purchase price of $5.00 per share for an aggregate purchase price of $20.1 million.

In November 2024, the Company entered into a Series C-1 Preferred Stock Purchase Agreement pursuant to which the Company issued and sold 1,459,598 shares of Series C-1 convertible preferred stock, at a purchase price of $5.14 per share for an aggregate purchase price of $7.5 million. The price paid per share for the Series C-1 convertible preferred stock was at premium compared to the fair value of the Series C-1 convertible preferred stock upon issuance, resulting in the Company recording the Series C-1 convertible preferred stock at its fair value of $6.7 million and a $0.8 million contribution within additional paid-in capital.

Each issuance of the Series C and Series C-1 convertible preferred stock resulted in an adjustment of the conversion price of the Series A-1, Series A-2, and Series B convertible preferred stock, due to the down round protection feature included in the Company’s certificate of incorporation with respect to each such series. As of December 31, 2024, the Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, and Series B convertible preferred stock would effectively convert into 7,821,148 shares of common stock, 8,125,263 shares of common stock, and 27,842,952 shares of common stock, respectively, upon the occurrence of certain events, including a qualifying IPO of the Company’s common stock. The Company accounted for the down round adjustment as a deemed dividend which was calculated as the difference between (i) the fair value of the convertible preferred stock without the conversion price adjustment and (ii) the fair value of the convertible preferred stock with the conversion price adjustment, both as determined immediately after the down round feature was triggered. As a result of the issuances of Series C and Series C-1 convertible preferred stock during the year ended December 31, 2024, the Company recorded $1.1 million, within additional paid-in capital and accumulated deficit associated with the down round feature. The deemed dividend has also been included in the determination of net loss available to common stockholders for calculating the Company’s loss per share (see Note 17).

The convertible preferred stock consisted of the following:

December 31, 2024
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A convertible preferred stock	30,039,874	30,039,874	$131,564	$131,788	30,039,874
Series A-1 convertible preferred stock	7,575,753	7,575,753	44,342	44,405	7,821,148
Series A-2 convertible preferred stock	7,815,303	7,799,055	47,963	48,000	8,125,263
Series B convertible preferred stock	26,601,360	26,601,360	167,765	168,010	27,842,952
Series C convertible preferred stock	23,442,000	23,442,000	116,578	117,210	23,442,000
Series C-1 convertible preferred stock	4,865,327	1,459,598	6,681	7,500	1,459,598

	100,339,617	96,917,640	$514,893	$516,913	98,730,835

As of December 31, 2024, the holders of the Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock and Series C-1 convertible preferred stock have the following rights and preferences:

Voting rights – Holders of the Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock and Series C-1 convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such shares of convertible preferred stock held by such holder could be converted as of the relevant record date at all meetings of stockholders. The holders of convertible preferred stock generally vote together as a single class with holders of common stock except that, the holders of Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock voting together as a single class on an as converted basis are entitled to elect two directors, and the holders of Series C convertible preferred stock and Series C-1 convertible preferred stock voting together as a single class on an as converted basis are entitled to elect one director. The remaining members of the Board of Directors are elected by the holders of convertible preferred stock and common stock, voting together as a single class on an as-converted basis.

Dividends – Holders of outstanding shares of Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock and Series C-1 convertible preferred stock are entitled to participate in any dividends payable to common stockholders on an as converted basis and have priority over the payment of dividends to holders of common stock. The dividends do not contractually require the holders to participate in losses of the Company.

In the case of a dividend on common stock or any class of stock that is convertible into common stock, the dividend per share of convertible preferred stock would equal the product of (A) the dividend payable on each share of such class or series as if all shares of such class or series had been converted into common stock and (B) the number of shares of common stock issuable upon conversion of such share of convertible preferred stock. In the case of a dividend on any class or series that is not convertible into common stock, the dividend per share of convertible preferred stock would be determined by (A) dividing the amount of dividend payable on each share of such class or series of capital stock by the original issue price of such class or series and (B) multiplying such fraction by the original issue price of the applicable class of convertible preferred stock.

Liquidation Amount – The Series C convertible preferred stock and Series C-1 convertible preferred stock ranks, with respect to rights in the event of voluntary or involuntary liquidation, winding up, dissolution, and deemed liquidation events, senior and in priority of payment to (i) the Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, and Series B convertible preferred stock and (ii) the common stock. After payment in full of the amounts owed to holders of Series C convertible preferred stock and Series C-1 convertible preferred stock, the Series B convertible preferred stock rank, with respect to rights in the event of voluntary or involuntary liquidation, winding up, dissolution, and deemed liquidation events, senior and in priority of payment to (i) the Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock and (ii) the common stock. After payment in full of the amounts owed to holders of the Series B convertible preferred stock, Series C convertible preferred stock and Series C-1 convertible preferred stock, the Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, with respect to distribution rights and rights on liquidation, winding-up and dissolution, rank (i) senior and in priority of payment to the common stock and (ii) on parity with each other. After the payment of the full liquidation preference of the convertible preferred stock, the remaining assets of the Company legally available for distribution, if any, will be distributed ratably to the holders of common stock.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation, or upon the occurrence of a deemed liquidation event, the holders of shares of (i) the Series C and Series C-1 convertible preferred stock are entitled to payments in an amount equal the greater of (a) the applicable original issue price of $5.00 per share and $5.1384 per share, respectively, plus dividends declared but unpaid and (b) the amount payable with respect to such share as if it was converted to common stock immediately prior to settlement, (ii) the Series B convertible preferred stock are entitled to payments in an amount equal the greater of (a) the applicable original issue price of $6.31584 per share, plus dividends declared but unpaid and (b) the amount payable with respect to such share as if it was converted to common stock immediately prior to settlement, and (iii) the Series A, Series A-1 and Series A-2 convertible preferred stock are entitled to payments in an amount equal to the greater of (a) the applicable original issue price of $4.34186 per share, $5.86151 per share and $6.15459 per share, respectively, plus dividends declared but unpaid and (b) the amount payable with respect to such share as if it was converted to common stock immediately prior to settlement.

Conversion Option – Each share of the convertible preferred stock is convertible into shares of the Company’s common stock on a one-to-one basis, subject to appropriate adjustment in the event of any stock dividend, stock split or similar recapitalization, at the option of the stockholder and subject to adjustments in accordance with anti-dilution provisions and down round features. In addition, such shares will be converted automatically into shares of the Company’s common stock at then applicable conversion ratio upon the earlier of (i) a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, on the New York Stock Exchange or Nasdaq Stock Market resulting in at least $250.0 million of gross proceeds, net of underwriting discounts and commissions, (ii) the completion by the Company of a business combination, merger, consolidation or share exchange with a special purpose acquisition company (“SPAC”) or its subsidiary in which the common stock of the surviving or parent entity is listed on New York Stock Exchange or Nasdaq Stock Market as of the consummation of such transaction, after taking into account any redemptions from the SPAC’s trust account, the surviving entity or parent entity receives at least $250.0 million of gross proceeds, net of the underwriting discount and commissions, from the sale of its equity securities, or (iii) the occurrence of an event specified by vote or written consent of the majority of the holders of the then outstanding shares of a specific class of convertible preferred stock, only with respect to that class of convertible preferred stock.

13.	Stock-Based Compensation

Stock Options

In August 2021, the Company’s Board of Directors adopted the 2021 Equity Incentive Plan (the “2021 Plan”) which provides for the granting of stock appreciation rights, incentive stock options, restricted stock awards, other stock-based awards to eligible employees, officers, directors, consultants, and advisors. The stock options issued under the 2021 Plan expire not more than ten years from the grant date. The 2021 Plan was subsequently amended on various dates through October 2024 to increase the number of shares available for the issuance of awards to a total of 25,543,944. As of December 31, 2024, there were 2,706,300 shares of voting common stock available for future grant under the 2021 Plan.

The stock options generally vest over four years, with 25% of the award vesting at a one-year cliff with the remaining portion vesting in equal installments over the remaining period. The stock options granted contain only service conditions as the grantees are only required to provide services to the Company over the requisite service period to continue to vest in the awards.

The following table summarizes the Company’s stock option activity for the year ended December 31, 2024:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2024	11,017,701	$2.65	8.10	$3,121
Granted	13,608,236	2.72
Forfeited	(1,289,514)	2.47
Expired	(624,841)	2.56
Exercised	(195,457)	2.66

Outstanding as of December 31, 2024	22,516,125	$2.70	8.39	$13,443

Exercisable as of December 31, 2024	8,378,459	$2.61	6.97	$5,813

The following table presents, on a weighted-average basis, the assumptions used in the Black Scholes option-pricing model to determine the grant date fair value of the stock options granted during the year ended:

December 31,
2024
Fair value of common stock	2.69
Expected term (in years)	6.00
Risk-free interest rate	4.18%
Expected volatility	93.67%
Dividend yield	0%

The weighted average grant-date fair value of stock options granted during the year ended December 31, 2024 was $2.12 per option. The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock. The aggregate intrinsic value of stock options exercised during the year ended December 31, 2024 was $0.1 million.

Restricted Stock

The summary of restricted stock award activity for the year ended December 31, 2024, is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2024	1,602,520	$0.54
Vested	(1,292,014)	0.67

Unvested as of December 31, 2024	310,506	$—

The aggregate fair value of restricted stock awards vested during the year ended December 31, 2024, was $3.4 million. The Company recorded stock compensation expense of $0.5 million, related to the restricted stock awards during the year ended December 31, 2024.

The following table summarizes unrecognized stock-based compensation expense as of December 31, 2024 by type of awards, and the weighted-average period over which that expense is expected to be recognized. The total unrecognized stock-based compensation expense will be adjusted for actual forfeitures as they occur.

	Unrecognized Expense	Weighted Average Recognition Period (in years)
Stock options	$28,718	3.11
Restricted stock awards	$—	0.31

The unrecognized stock-based compensation expense associated with restricted stock awards as of December 31, 2024 was de minimis.

The following table summarizes stock-based compensation expense included in operating expenses for the periods presented:

Year Ended December 31, 2024
Research and development	$3,917
General and administrative	4,769

Total	$8,686

14.	Commitments and Contingencies

License and Collaboration Agreements

The Company has entered into various license agreements for certain technology. The Company is obligated to pay annual maintenance payments from zero to $40,000 per year to certain of the licensors, which will be recognized as research and development expense. The Company could be required to make clinical, development, and regulatory milestones of up to $3.5 million and low single-digit royalty payments to licensors based on the net sales of the licensed products. As of December 31, 2024, the Company has incurred $0.1 million in upfront and milestone payments under these agreements. The Company may cancel these agreements at any time by providing 30 to 90 days’ notice to the other party.

Contingent Consideration

In connection with the IFM acquisition, the Company is required to make future payments to the shareholders of IFM based on the occurrence of certain development, commercial, regulatory and sales milestones (see Note 5).

In connection with the Rahko acquisition, the Company has a contingent payment obligation to the shareholders of Rahko upon the occurrence of certain qualifying events. No qualifying event has occurred as of December 31, 2024 (see Note 5).

Legal Proceedings

The Company is not currently a party to any material legal proceedings. At each reporting date, the Company evaluates whether a potential loss or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses the costs related to its legal proceedings as incurred.

15.	401(k) Savings Plan

The Company has a defined-contribution savings plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. As currently established, the Company is not required to make and has not made any contributions to the 401(k) Plan.

16.	Income Taxes

The following table presents the components of loss before income taxes:

Year ended December 31,
2024
Domestic	$(129,615)
Foreign	763

Loss before income taxes	$(128,852)

The income tax provision is as follows:

Year ended December 31,
2024
Current income tax provision:
U.S. state	$56
Foreign	414
Deferred income tax provision:
Foreign	(1)

Income tax provision	$469

The Company is subject to taxation in the U.S and in various state, local and foreign jurisdictions. The Company’s tax returns for years 2021 through present are open to tax examinations by U.S. federal, state, local and foreign tax authorities. For federal, state, local and foreign income taxes, deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement and the tax basis of assets and liabilities. Deferred income taxes are based upon prescribed rates and enacted laws applicable to periods in which differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2024, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was more likely than not that the deferred tax assets in the U.S., U.K., and Australia will not be realized. Accordingly, the Company recorded a valuation allowance of $122.5 million as of December 31, 2024.

The tax positions taken or expected to be taken in the course of preparing the Company tax returns are required to be evaluated to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. There were no uncertain tax positions that require accrual or disclosure in the consolidated financial statements as of December 31, 2024.

A reconciliation of income tax expense computed at the statutory federal income tax rate and statutory federal income tax rate to the income tax provision included in the accompanying consolidated statement of operations and comprehensive loss for the Company and effective income tax rate is as follows:

Year Ended December 31,
2024
Income tax expense (benefit) at the statutory federal income tax rate	21.0%
State income taxes, net of federal benefit	6.0%
Impact of non-U.S. earnings	-0.1%
Change in valuation allowance	-31.0%
Non-deductible stock-based compensation	-0.6%
Permanent differences	-0.1%
Tax credits	4.8%
Change in fair value of contingent consideration	-0.2%
Return to provision true-up	0.0%
Other	-0.1%

Effective income tax rate	-0.3%

The effective income tax rate differs from the U.S. federal statutory rate of 21.0% primarily due to state income taxes, tax credits, and the valuation allowance maintained against the Company’s net deferred tax assets.

The Company’s change in its valuation allowance account with respect to deferred tax assets is as follows:

Year Ended December 31,
2024
Beginning balance	$(82,504)
Additions	(39,982)

Ending balance	$(122,486)

The valuation allowance increased during the year ended December 31, 2024 primarily as a result of the U.S. operating losses incurred and an increase in the deferred tax asset related to capitalized research and development costs, and tax credits generated.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

As of December 31,
2024
Deferred tax asset:
Net operating loss carryforwards	$23,917
Tax credit carryforwards	17,272
Capitalized research and development costs	75,669
Accrued liabilities	1,630
Stock-based compensation	2,819
Contingent consideration	469
In-process research and development	490
Lease liability	8,505
Other temporary differences	215

Total deferred tax assets	130,986
Less valuation allowance	(122,486)

Net deferred tax assets	$8,500
Property and equipment	(989)
Right-of-use asset	(7,509)
Other deferred tax liabilities	(2)

Total deferred tax liabilities	$(8,500)

Total net deferred tax assets	$—

The Tax Cuts and Jobs Act of 2017 requires taxpayers to capitalize and amortize, rather than deduct, research and development expenditures under Section 174 for tax years beginning after December 31, 2021. These rules became effective for the Company during the year ended December 31, 2022. As a result, the Company capitalized research and development costs of $132.1 million for the year ended December 31, 2024. The Company will amortize these costs for tax purposes over 5 years if the research and development was performed in the U.S. and over 15 years if the research and development was performed outside the U.S.

Through December 31, 2024, for income tax reporting purposes, the Company had U.S. federal net operating loss carryforwards of approximately $91.2 million and research and development credits of approximately $13.1 million that can be carried forward and offset against taxable income. For state purposes, the Company had state net operating loss carryforwards of approximately $73.6 million and research and development credits of approximately $5.3 million, that can be carried forward and offset against taxable income. Federal net operating losses can be carried forward indefinitely and can be utilized to offset taxable income subject to an 80% taxable income limitation. Federal research and development credits of $13.1 million can be carried forward 20 years and begin to expire in 2043. State net operating losses of $73.6 million begin to expire in 2043. State research and development credits of $5.3 million begin to expire in 2038. The Company has net operating loss carryforwards in the United Kingdom of $0.4 million, which can be carried forward indefinitely. Utilization of net operating losses and credits may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

Under Internal Revenue Code Section 382, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. The Company has not completed a study to assess whether an “ownership change” has occurred or whether there have been multiple ownership changes since we became a “loss corporation” as defined in Section 382. Future changes in the Company’s stock ownership, which may be outside of the Company’s control, may trigger an “ownership change.” In addition, future equity offerings or acquisitions that have equity as a component of the purchase price could result in an “ownership change.” If an “ownership change” has occurred or does occur in the future, utilization of the net operating loss carryforwards or other tax attributes may be limited, which could potentially result in increased future tax liability to the Company. In addition, at the state level, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited, which could accelerate or permanently increase the Company’s state taxes owed. As a result, even if profitability is attained, the Company may be unable to use all or a material portion of the net operating loss carryforwards and other tax attributes, which could adversely affect future cash flows.

The Company has not provided for deferred income taxes on the undistributed earnings of foreign subsidiaries. The amount the Company would expect to repatriate is based on a variety of factors including current year earnings of the foreign subsidiaries, foreign investment needs, and U.S. cash flow considerations. The Company considers the remaining undistributed foreign earnings that are not specifically identified to be indefinitely reinvested. As of December 31, 2024, the Company does not accrue taxes of foreign earnings which remain indefinitely reinvested outside the U.S.

17.	Net Loss Per Share

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to common stockholders for the periods presented:

Year Ended December 31,
2024
Numerator:
Net loss	$(129,321)
Deemed dividend upon convertible preferred stock down round adjustment	(1,080)

Net loss attributable to common stockholders	$(130,401)

Denominator:
Weighted-average number of common shares used in computing net loss, basic and diluted per share—basic and diluted	7,841,528

Net loss per share attributable to common stockholders—basic and diluted	$(16.63)

The following outstanding potentially dilutive securities have been excluded from the calculation of diluted net loss per share attributable to common stockholders, as their effect is antidilutive:

Year Ended December 31,
2024
Stock options to purchase common stock	22,516,125
Unvested restricted stock awards	310,506
Series A convertible preferred stock (as converted to common stock)	30,039,874
Series A-1 convertible preferred stock (as converted to common stock)	7,821,148
Series A-2 convertible preferred stock (as converted to common stock)	8,125,263
Series B convertible preferred stock (as converted to common stock)	27,842,952
Series C convertible preferred stock (as converted to common stock)	23,442,000
Series C-1 convertible preferred stock (as converted to common stock)	1,459,598
Series A-2 warrants (as converted to common stock)	16,928

Total	121,574,394

18.	Related Party Transactions

The Company had no related party transactions for the year ended December 31, 2024.

19.	Segment Information

The Company operates and manages its business as one reportable segment and one operating segment, which is focused on the standard of care for patients suffering from autoimmune and inflammatory diseases. The CODM manages the Company’s operations on a consolidated basis, assesses performance for the operating segment and decides how to allocate resources based on consolidated net loss, which is reported on the consolidated statement of operations and comprehensive loss.

The CODM uses consolidated net loss to evaluate the Company’s spend and monitor budget versus actual results. The monitoring of budgeted versus actual results is used in assessing the performance of the operating segment and in establishing resource allocation across the organization.

Factors used in determining the reportable segment include the nature of the Company’s operating activities, the organizational and reporting structure and the type of information reviewed by the CODM to allocate resources and evaluate financial performance. The accounting policies of the segment are the same as those described in Note 2 of the notes to the consolidated financial statements.

The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets. The following table presents certain financial data for the Company’s reportable segment:

Year Ended December 31,
2024
Segment revenues:
Collaboration revenue	$4,472
Segment expenses:
Research and development expenses associated with preclinical and clinical studies(1)	$49,537
Operational research and development expenses, including facilities(2)	16,450
General and corporate expenses(3)	12,534
Personnel-related expenses, excluding stock-based compensation	47,296
Other segment items(4)	7,976

Segment net loss	$129,321

(1)	Represents external expenses associated with preclinical and clinical studies and lab supplies and services used in research and development.
(2)	Represents research and development expenses associated with software, IT costs and facility related costs.
(3)	Represents general and administrative costs associated with professional and consulting fees and other overhead costs.
(4)

Other segment items consist of $8.5 million of interest income, $8.6 million of stock-based compensation expense, $5.2 million of depreciation and amortization expense, $1.8 million of change in fair value of contingent consideration expense, $0.5 million of income tax provision and $0.3 million of other expense, net. Interest income consists of interest income earned on cash equivalents and marketable securities. Interest expense consists of interest expense on our finance leases. Other income (expense), net primarily consists of realized and unrealized gains and losses.

20.	Subsequent Events

The Company has evaluated subsequent events through April 24, 2025, the date these audited consolidated financial statements were available to be issued. There were no subsequent events that required adjustments to or disclosure in the financial statements.

    Shares

Odyssey Therapeutics, Inc.

Common Stock

PROSPECTUS

, 2026

Through and including    , 2026 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by Odyssey Therapeutics, Inc., or the Registrant, other than underwriting discounts and commissions, incurred or to be incurred in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the Nasdaq Stock Market LLC listing fee.

SEC registration fee	$	*
Financial Industry Regulatory Authority, Inc. filing fee		*
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the DGCL, authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

Prior to the completion of the offering, the Registrant expects to adopt a Certificate of Incorporation and Bylaws, which will become effective immediately prior to the completion of the offering, and which will contain provisions that limit the liability of the Registrant’s directors and officers for monetary damages to the fullest extent permitted by law.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of the Registrant’s directors and officers will be further limited to the greatest extent permitted by the DGCL.

The Registrant’s Certificate of Incorporation will also provide that the Registrant will indemnify, to the fullest extent permitted by law, each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director or officer of the Registrant or, while a director or officer of the Registrant, is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity. In addition, the Registrant’s Certificate of Incorporation will provide that the Registrant must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of this offering, the Registrant expects to enter into indemnification agreements with each of its directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements will require the Registrant, among other things, to indemnify its directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require the Registrant to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding, subject to certain exceptions. The Registrant believes that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that will be included in the Registrant’s Certificate of Incorporation, Bylaws and in indemnification agreements that the Registrant enters into with its directors and executive officers may discourage stockholders from bringing a lawsuit against its directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against the Registrant’s directors and executive officers even though an action, if successful, might benefit the Registrant and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that the Registrant pays the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, the Registrant is not aware of any pending litigation or proceeding involving any person who is or was one of its directors, officers, employees or other agents or is or was serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and the Registrant is not aware of any threatened litigation that may result in claims for indemnification.

The Registrant’s Bylaws will provide that the Registrant may purchase and maintain insurance, at its expense, to protect itself and any person who is or was a director, officer, employee or agent of the Registrant or is or was serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Registrant would have the power to indemnity such person against such expense, liability or loss under the DGCL. The Registrant will obtain prior to the closing of this offering insurance under which, subject to the limitations of the insurance policies, coverage is provided to the Registrant’s directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to the Registrant with respect to payments that may be made by the Registrant to these directors and executive officers pursuant to the Registrant’s indemnification obligations or otherwise as a matter of law.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since January 1, 2023, the Registrant has issued the following securities that were not registered under the Securities Act:

Issuances of Options to Purchase Common Stock and Common Stock Upon Exercise of Options

From January 1, 2023 through the date of this registration statement, the Registrant granted options to purchase an aggregate of       shares of the Registrant’s common stock to certain of the Registrant’s employees, consultants and directors under 2021 Equity Incentive Plan, as amended to date, or the 2021 Plan, having exercise prices ranging from $      to $      per share.

From January 1, 2023 through the date of this registration statement, the Registrant issued to certain of the Registrant’s employees, consultants and directors an aggregate of       shares of

the Registrant’s common stock at a per share price ranging from $      to $      per share pursuant to exercises of options under the 2021 Plan for an aggregate purchase price of $     .

The offers, sales and issuances of the securities described in the preceding paragraphs were deemed to be exempt from registration either under Rule 701 promulgated under the Securities Act, or Rule 701, in that the transactions were under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2). The recipients of such securities were the Registrant’s employees, directors or consultants and received the securities under the 2021 Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about the Registrant.

Issuances of Convertible Preferred Stock

In multiple closings held between January 1, 2023 and the date hereof, the Registrant issued and sold an aggregate of (i) 23,442,000 shares of its Series C convertible preferred stock at a purchase price of $5.00 per share for an aggregate purchase price of approximately $117.2 million, (ii) 1,459,598 shares of its Series C-1 convertible preferred stock at a price per share of $5.1384 for an aggregate purchase price of approximately $7.5 million to one accredited investor and (iii) (A) 141,950,377 shares of its Series D convertible preferred stock at a purchase price of $1.50497 per share, for an aggregate purchase price of approximately $213.6 million and (B) warrants to purchase an aggregate of 39,414,039 shares of common stock at an exercise price of $0.01 per share.

The offers, sales and issuances of the securities described in the preceding paragraphs were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was either an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act or had adequate access, through employment, business or other relationships, to information about the Registrant. No underwriters were involved in these transactions.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

Exhibit Number	Exhibit Description

1.1 *	Form of Underwriting Agreement.

3.1 *	Eighth Amended and Restated Certificate of Incorporation, as amended, as currently in effect.

3.2 *	Bylaws, as currently in effect.

3.3 *	Form of Ninth Amended and Restated Certificate of Incorporation, to be effective immediately prior to the closing of this offering.

3.4 *	Form of Amended and Restated Bylaws, to be effective immediately prior to the closing of this offering.

Exhibit Number	Exhibit Description

4.1 *	Form of Common Stock Certificate.

4.2 *	Warrant to Purchase Stock, issued to Pacific Western Bank.

4.3 *	Third Amended and Restated Investors’ Rights Agreement, dated June 16, 2025, by and among Odyssey Therapeutics, Inc. and the investors thereto, as amended.

4.4 *	Form of Common Stock Warrant.

5.1 *	Opinion of Covington & Burling LLP.

10.1 +*	Odyssey Therapeutics, Inc. 2021 Equity Incentive Plan, as amended, and forms of agreement thereunder.

10.2 +*	Odyssey Therapeutics, Inc. 2026 Long-Term Incentive Plan, and forms of agreement thereunder.

10.3 +*	Odyssey Therapeutics, Inc. 2026 Employee Stock Purchase Plan.

10.4 +*	Form of Indemnification Agreement by and between Odyssey Therapeutics, Inc. and its directors and executive officers.

10.5 +*	Executive Employment Agreement, effective as of January 1, 2025, between Gary D. Glick, Ph.D. and Odyssey Therapeutics, Inc.

10.6 +*	Executive Employment Agreement, dated December 21, 2024, between Collin Todd and Odyssey Therapeutics, Inc.

10.7 +*	Executive Employment Agreement, dated December 18, 2024, between Jason Haas and Odyssey Therapeutics, Inc.

10.8 +*	Stock Restriction Agreement, dated August 30, 2021, between Gary D. Glick, Ph.D. and Odyssey Therapeutics, Inc.

10.9 †	Collaboration and License Agreement, dated September 11, 2024, by and between Odyssey Therapeutics, Inc. and Terray Therapeutics, Inc.

10.10 †	Share Purchase Agreement, dated October 6, 2021, by and among Odyssey Therapeutics, Inc., Rahko Limited, the seller parties thereto and Robert Ian Horobin and Miriam Cha, as sellers’ representatives.

10.11 †	Share Purchase Agreement, dated October 6, 2021, by and among Odyssey Therapeutics, Inc., Rahko Limited, Balderton Capital General Partner VI S.L.P and Robert Ian Horobin and Miriam Cha, as sellers’ representatives.

10.12 †	Membership Interest Purchase Agreement, dated May 6, 2022, by and among Odyssey Therapeutics, Inc., IFM Therapeutics, LLC, IFM Management, Inc., IFM Therapeutics GmbH, IFM Quattro, Inc., IFM Cinque, Inc. and IFM Continua, Inc.

21.1 *	Subsidiaries of Odyssey Therapeutics, Inc.

23.1 *	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2 *	Consent of Covington & Burling LLP (included in Exhibit 5.1).

24.1 *	Power of Attorney.

107 *	Fee Table.

*	To be filed by amendment.

+	Indicates management contract or compensatory plan or arrangement.
†

Portions of this exhibit (indicated by [* * *]) have been omitted because the Registrant has determined that the information is both (i) not material and (ii) of the type that the Registrant treats as private and confidential.

(b) Financial Statement Schedules. All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the notes thereto.

(c) Filing Fee Table. The information required to be furnished by paragraph (c) of this Item is incorporated herein by reference to Exhibit 107.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to the registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, on the   day of       , 2026.

Odyssey Therapeutics, Inc.

By:
Gary D. Glick, Ph.D. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2026
Gary D. Glick, Ph.D.

	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2026
Jason Haas

	Chairman, Director	, 2026
Jeffrey M. Leiden, M.D., Ph.D.

	Director	, 2026
Shelley Chu, M.D., Ph.D.

	Director	, 2026
Jill Carroll

	Director	, 2026
Carl L. Gordon, Ph.D., CFA

	Director	, 2026
Paulina Hill, Ph.D.

	Director	, 2026
Nan Li

	Director	, 2026
Carolyn Ng, Ph.D.

	Director	, 2026
Ian F. Smith

	Director	, 2026
Valerie Odegard, Ph.D.

	Director	, 2026
Ksenija Pavletic

	Director	, 2026
Nia Tatsis, Ph.D.

	Director	, 2026
Timothy P. Walbert